892831

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02032383

REGISTRANT'S NAME: Amstel Corp. Berhad

*CURRENT ADDRESS: ______

PROCESSED
MAY 30 2002
THOMSON FINANCIAL

**FORMER NAME: ______

**NEW ADDRESS: ______

FILE NO. 82- 3318

FISCAL YEAR 6-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4-26-02

AMSTEEL CORPORATION BERHAD

A Member of The Lion Group

(20667-M)

LAPORAN TAHUNAN

2001

ANNUAL REPORT

CONTENTS

The inner pages are printed on paper produced by
Sabah Forest Industries Sdn Bhd, a member of The Lion Group.

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that the Twenty-Sixth Annual General Meeting of Amsteel Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 28 December 2001 at 10.00 am for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2001. **Resolution 1**

2. To approve the payment of a first and final dividend of 0.05 sen per share less 28% Malaysian Income Tax. **Resolution 2**

3. To approve the payment of Directors' fees amounting to RM183,200.00. **Resolution 3**

4. To re-elect Directors:

   (i) In accordance with Article 76 of the Company's Articles of Association, the following Directors who were appointed subsequent to the financial year, retire and being eligible, offer themselves for re-election:

   Tuan Haji Munajat bin Idris **Resolution 4**
   Mr Pee Kang Seng @ Lim Kang Seng **Resolution 5**

   (ii) In accordance with Article 93 of the Company's Articles of Association, Y. Bhg. Tan Sri William H.J. Cheng retires by rotation, and being eligible, offers himself for re-election. **Resolution 6**

5. To consider and if thought fit, pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 as an ordinary resolution:

   "That Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim who retires pursuant to Section 129(2) of the Companies Act, 1965 be and is hereby re-appointed a Director of the Company to hold office until the next annual general meeting." **Resolution 7**

6. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **Resolution 8**

7. Special Business

   To consider and if thought fit, pass the following resolution as an ordinary resolution:

   Ordinary Resolution – Authority to Directors to issue shares

   "That pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." **Resolution 9**

8. To transact any other business for which due notice shall have been given.

DIVIDEND ENTITLEMENT

NOTICE IS ALSO HEREBY GIVEN that a depositor shall qualify for entitlement to the dividend only in respect of:

(a) shares deposited into the depositor's securities account before 12.30 pm on 3 January 2002 in respect of shares exempted from mandatory deposit;

(b) shares transferred into the depositor's securities account before 12.30 pm on 7 January 2002 in respect of ordinary transfers; and

(c) shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

The dividend, if approved, will be paid on 6 February 2002 to shareholders on the Register of Members of the Company at the close of business on 7 January 2002.

By Order of the Board

MAK WAI CHIN
CHAN POH LAN
Secretaries

Kuala Lumpur
3 December 2001

Notes:

1. Proxy
   - A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, under its common seal.
   - An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.
   - The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur at least forty-eight (48) hours before the time appointed for holding the Meeting.
2. Resolution 9 – Authority to Directors to issue shares
   - This authorisation will empower the Directors to issue shares in the Company up to an amount not exceeding in total 10% of the issued capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING

I. Directors standing for re-election/re-appointment at the Twenty-Sixth Annual General Meeting of the Company

- Pursuant to Article 76 of the Company's Articles of Association
  (Appointed since the last Annual General Meeting)

  Tuan Haji Munajat bin Idris
  Mr Pee Kang Seng @ Lim Kang Seng

- Pursuant to Article 93 of the Company's Articles of Association
  (Retirement by rotation)

  Y. Bhg. Tan Sri William H.J. Cheng

- Pursuant to Section 129(6) of the Companies Act, 1965
  (Re-appointment after attainment of 70 years of age)

  Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim

- Details of attendance at Board Meetings:

Director	**Date of Appointment**	**No. of Meetings Attended**
Tuan Haji Munajat bin Idris	23 October 2001	N/A
Mr Pee Kang Seng @ Lim Kang Seng	23 October 2001	N/A
Y. Bhg. Tan Sri William H.J. Cheng	21 February 1976	6/7
Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim	17 April 1978	7/7

- Further details of Directors standing for re-election/re-appointment are set out on pages 5 to 7 of this Annual Report.

II. Place, date and time of Board Meetings

During the financial year ended 30 June 2001, seven (7) Board Meetings were held. All Board Meetings were held at Level 47, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur. The date and time of the Board Meetings held were as follows:

No.	**Date of Meetings**	**Time**
1)	30 August 2000	11.30 am
2)	27 September 2000	10.30 am
3)	30 October 2000	4.30 pm
4)	30 November 2000	12.00 noon
5)	12 February 2001	12.00 noon
6)	27 February 2001	4.00 pm
7)	25 May 2001	4.30 pm

CORPORATE INFORMATION

Board of Directors	:	Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim *(Chairman)* Mr Pee Kang Seng @ Lim Kang Seng *(Managing Director)* Y. Bhg. Tan Sri William H.J. Cheng Tuan Haji Munajat bin Idris Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim Mr M. Chareon Sae Tang @ Tan Whye Aun Mr Tan Siak Tee
Secretaries	:	Ms Mak Wai Chin Ms Chan Poh Lan
Registered Office	:	Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos: 03-21622155, 21613166 Fax No: 03-21623448 Homepage: http://www.lion.com.my
Share Registrar	:	Secretarial Communications Sdn Bhd Suite 11.01, Level 11, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos: 03-21648411, 21648412 Fax No: 03-21614535
Auditors	:	Ong Boon Bah & Co B-10-1 Megan Phileo Promenade 189 Jalan Tun Razak 50400 Kuala Lumpur
Principal Bankers	:	Arab-Malaysian Merchant Bank Berhad Bank of America Malaysia Berhad Eon Bank Berhad Malayan Banking Berhad Affin Bank Berhad RHB Bank Berhad
Stock Exchange Listing	:	Kuala Lumpur Stock Exchange
Stock Name	:	AMSTEEL
KLSE Stock No.	:	2712
ISIN Code	:	MYL2712OO007
Reuters Code	:	AMST.KL

DIRECTORS' PROFILE

Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim
Chairman, Non-Independent Executive Director

Aged 71, Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim, a Malaysian, is a graduate of the Royal Military Academy, Sandhurst, United Kingdom and Harvard University's Advanced Management Programme. A retired Chief of Army in the Malaysian Armed Forces with 35 years of military experience, Tan Sri Dato' Zain has more than 15 years of experience in the private sector.

Tan Sri Dato' Zain was appointed to the Board on 17 April 1978 and has been the Chairman of the Board of Directors since December 1986.

His other directorships in public companies are as follows:

- Chairman of Amalgamated Containers Berhad and Angkasa Marketing Berhad, both public listed companies
- Director of Posim Berhad, a public listed company
- Chairman of Affin Bank Berhad, a public company
- Director of Hy-Line Berhad and Silverstone Berhad, both public companies

Tan Sri Dato' Zain has a direct shareholding of 265,808 ordinary shares of RM0.50 each in the Company and has an indirect interest of 175,000 shares by virtue of options granted to him pursuant to the Company's Executive Share Option Scheme to subscribe for 175,000 shares in the Company. His direct shareholding in the subsidiaries of the Company are (i) ordinary shares of RM1.00 each: Angkasa Marketing Berhad (220,625 shares), Lion Land Berhad (29,969 shares), Posim Berhad (2,000 shares) and Silverstone Berhad (189,320 shares); and (ii) ordinary shares of RM0.50 each: Chocolate Products (Malaysia) Berhad (35,600 shares).

Tan Sri Dato' Zain attended all seven (7) Board Meetings of the Company held during the financial year ended 30 June 2001.

Mr Pee Kang Seng @ Lim Kang Seng
Managing Director, Non-Independent Executive Director

Aged 50, Mr Pee Kang Seng @ Lim Kang Seng, a Malaysian, obtained his Bachelor of Science (Honours) degree from the Universtity of Glasgow, Scotland in 1976.

Mr Pee was employed by the Public Works Department as an Executive Engineer upon graduation until 1981 when he was appointed as the Chief Engineer of Kuantan Port Authority. He left Government Service in 1984 and worked for the Hong Leong Group in various capacities until 1999 including appointment as Group Managing Director of Hume Industries Berhad and C.I. Holdings Berhad. Mr Pee joined the Lion Group as a Group Director in February 2001.

Mr Pee was appointed the Managing Director of the Company on 23 October 2001, subsequent to the financial year end. Mr Pee is also a member of the Company's Audit Committee and Remuneration Committee.

Y. Bhg. Tan Sri William H.J. Cheng
Non-Independent Executive Director

Aged 58, Y. Bhg. Tan Sri William H.J. Cheng, a Malaysian, has 30 years of experience in the business operations of the Lion Group encompassing steel, motor, tyre and chemical, computer and communications, brewery, retail, distribution and trading, agricultural products and property and community development.

Tan Sri William Cheng was appointed to the Board on 21 February 1976 and his other directorships in public companies are as follows:

- Chairman of Chocolate Products (Malaysia) Berhad and Posim Berhad, both public listed companies
- Chairman and Managing Director of Lion Corporation Berhad, a public listed company
- Director of Angkasa Marketing Berhad and Amalgamated Containers Berhad, both public listed companies
- Chairman and Managing Director of Silverstone Berhad, a public company

Tan Sri William Cheng has an indirect shareholding of 470,082,886 ordinary shares of RM0.50 each in the Company. His shareholding in the subsidiaries of the Company is disclosed in page 131 of this Annual Report. He also has interest in certain companies which conduct similar business with the Company in the property development sector.

Tan Sri William Cheng attended six (6) of the seven (7) Board Meetings of the Company held during the financial year ended 30 June 2001.

Tan Sri William Cheng is the uncle of Datuk Cheng Yong Kim, a major shareholder of the Company.

Tuan Haji Munajat bin Idris
Independent Non-Executive Director

Aged 61, Tuan Haji Munajat bin Idris, a Malaysian, is a member of the Malaysian Institute of Accountants.

Tuan Haji Munajat joined the Koperasi Polis DiRaja Malaysia Berhad ("Koperasi Polis") as the Financial Controller in 1982 and was appointed as Deputy General Manager in 1985 until he left Koperasi Polis in 1993. Prior to joining Koperasi Polis, he was the Financial Consultant of MIDF Industrial Consultants Sendirian Berhad and the Financial Accountant of KPM Niaga Sendirian Berhad. He has been a Dealer Representative since 1993.

Tuan Haji Munajat is the Chairman of the Company's Audit Committee and a member of the Nomination Committee and Remuneration Committee.

Tuan Haji Munajat was appointed a Director of the Company on 23 October 2001, subsequent to the financial year end.

Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
Non-Independent Non-Executive Director

Aged 62, Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim, a Malaysian, completed his secondary education at Clifford School, Kuala Kangsar, Perak obtaining a Grade One Cambridge School Certificate in 1956. He attended Form VI at Anderson School, Ipoh after which he joined the Royal Military College as Officer Cadet in 1960 and was later commissioned to the Royal Malay Regiment in 1961 with the rank of Second Lieutenant. During the early years of his military career he underwent several specialist courses in the United Kingdom.

Datuk Seri Abdul Manap had held many important staff and command appointments at the Ministry of Defence, in the field and abroad during his career in the Armed Forces. He had served as commander at various levels of the army from platoon, company, battalion, brigade and division. He retired in 1994 as the Deputy Chief of Army. He has also served with SUKOM Ninety Eight Berhad, the Organising Committee for the highly successful Kuala Lumpur 98, XVI Commonwealth Games as its Chief Operation Officer. At present, he is serving as the Chief Executive Officer of Wawasan Unggul Sdn Bhd.

Datuk Seri Abdul Manap was appointed to the Board on 30 March 1994. He is also an independent director in WTK Holdings Berhad, a public listed company.

Datuk Seri Abdul Manap attended all seven (7) Board Meetings of the Company held during the financial year ended 30 June 2001.

Mr M. Chareon Sae Tang @ Tan Whye Aun
Non-Independent Non-Executive Director

Aged 62, Mr M. Chareon Sae Tang @ Tan Whye Aun, a Malaysian, obtained his Bachelor of Law degree from the King's College, University of London and is a Barrister-at-Law of the Inner Temple.

Mr Tang has been in the legal practice since 1968, first as a legal assistant in Messrs Shearn & Delamore, and later a Partner at Messrs Chye, Chow Chung & Tang until 1976. Presently he manages his own legal practice, Messrs C.S. Tang & Co.

Mr Tang was appointed to the Board on 25 March 1998 and is the Chairman of the Company's Nomination Committee and Remuneration Committee and a member of the Option Committee. He is also a Director of Lion Corporation Berhad, a public listed company.

Mr Tang has a direct shareholding of 133,333 ordinary shares of RM1.00 each in Silverstone Berhad, a subsidiary of the Company.

Mr Tang attended six (6) of the seven (7) Board Meetings of the Company held during the financial year ended 30 June 2001.

Mr Tan Siak Tee
Independent Non-Executive Director

Aged 61, Mr Tan Siak Tee, a Malaysian, obtained his Bachelor of Commerce degree from the University of New South Wales, Australia. He is an associate member of the Institute of Chartered Accountants of Australia and the Institute of Chartered Secretaries and Administrators. He is also a member of the Malaysian Association of Certified Public Accountants.

Mr Tan was with Coopers & Lybrand, Sydney branch for 3 years as a Senior Assistant and at the Kuala Lumpur branch for 1 year as an Assistant Manager. He worked as an Internal Auditor with OCBC Bank (Malaysia) Berhad for 2 years and later joined Lee Wah Bank where he worked for 25.5 years of which 20 years was as the Chief Executive Officer - Malaysia until he retired in 1997.

Mr Tan was appointed to the Board on 14 August 1998 and is a member of the Company's Audit Committee and Nomination Committee.

He is also an independent non-executive director of Bank of China (Malaysia) Berhad, a public company.

Mr Tan has a direct shareholding of 50,000 ordinary shares of RM0.50 each in the Company. His direct shareholding in the subsidiaries of the Company are (i) ordinary shares of RM1.00 each: Angkasa Marketing Berhad (14,000 shares), Lion Land Berhad (20,420 shares) and Silverstone Berhad (1,400 shares); and (ii) ordinary shares of RM0.50 each: Chocolate Products (Malaysia) Berhad (2,000 shares).

Mr Tan attended six (6) of the seven (7) Board Meetings of the Company held during the financial year ended 30 June 2001.

Save as disclosed, none of the Directors has (i) any interest in the Company or its subsidiaries; (ii) any family relationship with any Director and/or major shareholder of the Company; (iii) any conflict of interest with the Company; and (iv) any conviction for offences within the past 10 years other than traffic offences.

CORPORATE GOVERNANCE

The Board of Directors of Amsteel Corporation Berhad is fully committed in ensuring that the Group practises good Corporate Governance in line with the Malaysian Code on Corporate Governance ("Code"). Corporate Governance is the process and structure used to direct and manage the business of the Group towards enhancing business prosperity and corporate accountability with the ultimate objective of realising long term shareholders' values whilst taking into account the interests of other stakeholders.

Steps taken by the Group to apply the principles and best practices of Corporate Governance as contained in the Code are set out below:

1. DIRECTORS

The Board

The Board assumes responsibility for leading and controlling the Group towards realising long term shareholders' values.

The Board of Directors comprises seven (7) Directors of whom four (4) are non-executive. The profile of the members of the Board are set out on pages 5 to 7 of this Annual Report. The composition of the Board reflects the broad range of experience, skills and knowledge necessary for the effective stewardship of the Group. Represented on the Board are two (2) independent non-executive Directors who bring their independent judgement to bear on the decision-making process of the Group to ensure that a fully balanced and unbiased deliberation process is in place to safeguard the interests of other stakeholders. As and when a potential conflict of interest arises, it is a mandatory practice for the Directors concerned to declare their interests and abstain from the decision-making process.

Supply of Information

The members of the Board in their individual capacity have access to complete information on a timely basis in form and quality necessary for the discharge of their duties and responsibilities. Besides direct access to management staff, external professional advisers are also made available to render their independent views and advice to the Board.

Re-election

All directors are required to submit for re-election every three (3) years.

Board Meetings

The Board meets on a quarterly basis with additional meetings convened as necessary. The Board met for a total of seven (7) times during the financial year ended 30 June 2001.

Prior to each Board meeting, the members of the Board are each provided with the relevant documents and information to enable them to obtain a comprehensive understanding of the issues to be deliberated upon to enable them to arrive at an informed decision.

The Directors have access to the advice and services of the Secretaries who are responsible for ensuring that Board meeting procedures are followed and that applicable rules and regulations are complied with.

The Board Committees

The Board may form committees delegated with specific authority and which operate under approved terms of reference or guidelines, whenever required, to assist it in discharging its duties. In accordance with best practices in Corporate Governance, the Board has recently established the Nomination Committee and also the Remuneration Committee.

2. DIRECTORS' REMUNERATION

Directors do not participate in decisions regarding their own remuneration. Directors' fees are endorsed by the Board for approval by shareholders of the Company at Annual General Meetings.

The aggregate remuneration of Directors who served during the financial year ended 30 June 2001 are as follows:

	Fees RM	Salaries & Other Emoluments RM	Total RM
Executive Directors	206,000	409,500	615,500
Non-Executive Directors	101,200	–	101,200

The number of Directors whose remuneration fall into the respective bands are as follows:

Range of remuneration (RM)	Executive	Non-Executive
50,000 & below	–	4
50,001 – 100,000	–	–
100,001 – 150,000	–	–
150,001 – 200,000	1	–
200,001 – 250,000	2	–

3. ACCOUNTABILITY AND AUDIT

To oversee the financial reporting and internal control of the Group, the Board has established an Audit Committee comprising three (3) Directors, the majority of whom are independent. The responsibilities and activities of the Audit Committee are set out in the Audit Committee Report on pages 10 and 11.

The Audit Committee met six (6) times during the financial year.

Financial Reporting

The Board is responsible for ensuring that the accounting records of the Group are properly kept. The Board also discusses and reviews the recommendations proposed by the Audit Committee prior to adoption of the financial statements of the Group and of the Company.

Internal Controls

The Board has overall responsibility for maintaining a sound system of internal controls, which encompasses financial, operational and compliance controls and risk management necessary for the Group to achieve its corporate objectives within an acceptable risk profile. These controls can only provide reasonable but not absolute assurance against material misstatement, loss or fraud.

Relationship with the Auditors

The Board has established a formal and transparent relationship with the auditors. The Audit Committee recommends the appointment of the external auditors and their remuneration. The appointment of the external auditors is subject to the approval of shareholders in general meeting whilst their remuneration is determined by the Board. The role of both the external and internal auditors are further described in the Audit Committee Report.

4. DIRECTORS' RESPONSIBILITY IN FINANCIAL REPORTING

The Directors are satisfied that for the financial year ended 30 June 2001, the financial statements presented give a true and fair view of the state of affairs of the Group and of the Company and of the results and cash flows of the Group and of the Company. In the preparation of the financial statements, the Group has used and applied, on a consistent basis, the appropriate accounting policies and practices under the applicable approved accounting standards.

5. SHAREHOLDERS

The Annual General Meeting is the principal forum for dialogue with shareholders. There is an open question and answer session in which shareholders may ask questions regarding the resolutions being proposed at the meeting and also on matters relating to the Group's businesses and affairs. The Chairman and the Board members are in attendance to provide explanations to all shareholders' queries.

The Board values dialogues with investors. The Group has been practising open discussions with investors/analysts upon request. In this regard, information is disseminated in strict adherence to the disclosure requirements of the Kuala Lumpur Stock Exchange.

AUDIT COMMITTEE REPORT

COMPOSITION

As at the date of this Annual Report, the composition of the Audit Committee is as follows:

Members

- Tuan Haji Munajat bin Idris — Appointed on 23 October 2001
  (Chairman, Independent Non-Executive Director)
- Mr Tan Siak Tee — Appointed on 26 June 2000
  (Independent Non-Executive Director)
- Mr Pee Kang Seng @ Lim Kang Seng — Appointed on 23 October 2001
  (Non-Independent Executive Director)

The following Directors served on the Audit Committee during the financial year in the respective positions until their resignation on the dates set out below to comply with the Listing Requirements of the Kuala Lumpur Stock Exchange:

- Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim — Resigned on 23 October 2001
  (Chairman, Non-Independent Non-Executive Director)
- Y. Bhg. Datuk Cheng Yong Kim — Resigned on 23 October 2001
  (Non-Independent Executive Director)
- Mr M. Chareon Sae Tang @ Tan Whye Aun — Resigned on 23 October 2001
  (Non-Independent Non-Executive Director)

Secretaries

The Joint-Secretaries of Amsteel Corporation Berhad, Ms Mak Wai Chin and Ms Chan Poh Lan are also Joint-Secretaries of the Audit Committee.

AUTHORITY

The Audit Committee is authorised by the Board to review and investigate any matter within its Terms of Reference. It is authorised to seek any information it requires from any Director or management staff in the discharge of its duties, including seeking external professional advice.

TERMS OF REFERENCE

- To consider the appointment of external auditors and the audit fee
- To discuss with the external auditors, prior to the commencement of audit, the nature and scope of audit and to ensure co-ordination of audit where more than one audit firm is involved
- To review the quarterly announcements to the Kuala Lumpur Stock Exchange and year end annual financial statements before submission to the Board, focusing on:
  - going concern assumption
  - compliance with accounting standards and regulatory requirements
  - any changes in accounting policies and practices
  - significant issues arising from the audit
  - major judgemental areas
- To discuss problems and reservations arising from the interim and final external audits, and any matters the external auditors may wish to discuss (in the absence of management, where necessary)
- To review the external auditors' management letter and management's response thereto

- To establish the following with the internal audit function:
  - review the adequacy of scope, function and resources of the internal audit department and that it has the necessary authority to carry out its work
  - review internal audit programme
  - ensure co-ordination of external audit with internal audit
  - consider the major findings of internal audit investigations and management's response, and ensure that appropriate actions are taken on the recommendations of the internal audit function

- To monitor related party transactions entered into by the Company and the Group, and to ensure that the Directors report such transactions annually to shareholders via the annual report

- To review the effectiveness of internal control systems

MEETINGS

The Audit Committee meets at least four (4) times a year and additional meetings may be convened as and when deemed necessary. Meetings called to review the quarterly and annual financial statements are held prior to presentation to the Board for approval.

During the financial year under review, six (6) committee meetings were held. Y. Bhg. Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim and Y. Bhg. Datuk Cheng Yong Kim attended all the meetings whilst Mr M. Chareon Sae Tang @ Tan Whye Aun and Mr Tan Siak Tee attended all the meetings except one (1) for which apologies have been extended.

ACTIVITIES

During the financial year, the Audit Committee met to review the quarterly and annual financial statements of Amsteel Corporation Berhad and its subsidiaries. The Audit Committee has met with the external auditors to discuss and consider the nature and scope of the audit, and significant changes and developments on accounting practices and standards issued by both the Malaysian Accounting Standards Board and International Accounting Standard Body. Also discussed was the management's response to the various issues and internal control weaknesses highlighted by the external auditors in the management report to the Board. The Audit Committee concurrently reviewed and endorsed the internal audit programme of the Group and deliberated on the internal auditors' findings and recommendations. The various corporate proposals including the revised Proposed Group Wide Restructuring Scheme and the intention of the management to secure a Shareholders' Mandate for Recurrent Related Party Transactions ("RRPTs") were deliberated upon and endorsed for approval by the Board.

The Audit Committee discharged its duties and responsibilities in accordance with its Terms of Reference.

INTERNAL AUDIT

The internal audit team performed its duties in accordance with its annual audit plan covering management, operational and system audit of various subsidiaries. In addition, they have commenced the review of various RRPTs and the effectiveness of the existing internal control system. As planned, an overview of the level of internal controls in place in Amsteel Corporation Berhad and its subsidiaries was evaluated using the internal control Self Assessment Questionnaire (SAQ) in areas of Risk Assessment, Control Activities, Information and Communication, Monitoring and Control Environment. The audit team has concurrently played a proactive role in facilitating operating companies in assessing their principal business risks and plans of actions to address these risks.

NOMINATION COMMITTEE

Chairman : Mr M. Chareon Sae Tang @ Tan Whye Aun
(Non-Independent Non-Executive Director)

Members : Tuan Haji Munajat bin Idris
(Independent Non-Executive Director)

Mr Tan Siak Tee
(Independent Non-Executive Director)

Terms of Reference :

- To recommend to the Board, candidates for directorships in Amsteel Corporation Berhad
- To consider, in making its recommendations, candidates for directorships proposed by the Chief Executive Officer and, within the bounds of practicability, by any other senior executive or any director or shareholder
- To recommend to the Board, directors to fill the seats on Board Committees
- To assist the Board in reviewing on an annual basis, the required mix of skills and experience and other qualities, including core competencies which Non-Executive Directors should bring to the Board
- To assess, on an annual basis, the effectiveness of the Board as a whole, the committees of the Board and the contribution of each individual director, based on the process and procedure laid out by the Board

REMUNERATION COMMITTEE

Chairman : Mr M. Chareon Sae Tang @ Tan Whye Aun
(Non-Independent Non-Executive Director)

Members : Tuan Haji Munajat bin Idris
(Independent Non-Executive Director)

Mr Pee Kang Seng @ Lim Kang Seng
(Non-Independent Executive Director)

Terms of Reference :

- To recommend to the Board the remuneration of the Executive Directors in all its forms, drawing from outside advice as necessary
- To carry out other responsibilities, functions or assignments as may be defined by the Board from time to time

5 YEARS' GROUP FINANCIAL HIGHLIGHTS

	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Revenue	5,562,879	6,352,629	5,134,671	5,379,720	**5,130,657**
Profit/(Loss) from operations	793,634	(428,878)	(243,776)	49,241	**(35,742)**
Profit/(Loss) before taxation	412,434	(1,143,192)	(934,697)	(662,357)	**(747,899)**
Profit/(Loss) after taxation	305,484	(1,146,586)	(873,118)	(724,465)	**(825,593)**
Dividends:					
Gross rate (%)	10	0.5	0.1	0.1	**0.1**
Amount (net of tax)	44,069	2,267	453	453	**453**
Total assets employed	11,860,492	15,669,618	14,319,619	13,295,530	**12,678,337**
Shareholders' funds	1,573,800	1,795,318	893,110	192,227	**(470,014)**
Net tangible assets	1,069,994	1,225,994	470,893	(147,656)	**(821,017)**
	Sen	Sen	Sen	Sen	Sen
Net tangible assets per share	85	97	37	(12)	**(65)**
Earnings/(Loss) per share	11	(82)	(66)	(50)	**(54)**
	'000	'000	'000	'000	'000
Number of ordinary shares issued and fully paid	1,259,114	1,259,114	1,259,114	1,259,593	**1,259,593**


Revenue RM Billion
0 1 2 3 4 5 6 7 8
2001
2000
1999
1998
1997


Total Assets Employed RM Billion
0 5 10 15 20
2001
2000
1999
1998
1997


Net Tangible Assets Per Share Sen
-80 -60 -40 -20 0 20 40 60 80 100
2001
2000
1999
1998
1997


Shareholders' Funds RM Million
-500 0 500 1,000 1,500 2,000
2001
2000
1999
1998
1997

THE GROUP'S BUSINESSES



Steel bars and wire rods from Amsteel Mills Sdn Bhd, neatly stacked for delivery.
Batang besi dan rod wayar daripada Amsteel Mills Sdn Bhd di susun rapi untuk penghantaran.



6-stand Hot Strip Mill to guarantee strip profile and gauge accuracy of the hot rolled coils produced by Megasteel Sdn Bhd.
Kilang Jalur Panas 6-baris untuk menjamin profil potongan dan mengukur ketepatan lingkaran gegelung besi panas keluaran Megasteel Sdn Bhd.



Silverstone tyres rising to the challenge in the gruelling first round of the Asia Pacific Rally Championship in Canberra, Australia.
Tayar Silverstone cemerlang menghadapi cabaran sengit pusingan pertama Kejohanan Rali Asia Pasifik di Canberra, Australia.


PARKSON GRAND

Latest addition to our chain of Parkson stores; Parkson Grand Prangin Mall in Pulau Pinang.
Parkson Grand Prangin Mall di Pulau Pinang; terbaru dalam rangkaian gedung-gedung Parkson.



The all new Suzuki E-RV, setting a new standard in MPV luxury, and the popular Suzuki FXR 150 motorcycle.
Suzuki E-RV serba baru, menampilkan gaya mewah MPV, dan motorsikal FXR Suzuki 150 yang popular.



High quality printing and writing paper produced by Sabah Forest Industries Sdn Bhd.
Kertas cetak dan tulis bermutu tinggi keluaran Sabah Forest Industries Sdn Bhd.



Range of beer produced for the domestic market in China.
Rangkaian bir yang dikeluarkan untuk pasaran tempatan di China.

PENYATA PENGERUSI

Bagi pihak Lembaga Pengarah, saya dengan sukacitanya membentangkan Laporan Tahunan dan Akaun Diaudit Amsteel Corporation Berhad untuk tahun kewangan berakhir 30 Jun 2001.

PRESTASI KEWANGAN

Kumpulan beroperasi dalam suasana perniagaan yang mengalami satu lagi tahun yang tidak menentu dengan kelembapan ekonomi Amerika Syarikat pada separuh kedua tahun kewangan. Ekonomi Malaysia juga terjejas dan ini terbukti daripada kejatuhan ketara dalam Keluaran Dalam Negara Kasar daripada 6.3% dalam suku akhir tahun 2000 kepada hanya 3.2% pada suku berikutnya. Kelembapan ekonomi sejagat seterusnya telah menjejaskan prestasi kebanyakan sektor-sektor perniagaan yang diceburi oleh Kumpulan, terutamanya sektor perkilangan.

Kumpulan mencatat perolehan berjumlah RM5.1 bilion berbanding dengan RM5.4 bilion pada tahun lepas manakala kerugian sebelum cukai berjumlah RM748 juta dicatatkan berbanding dengan RM662 juta sebelumnya. Kesan prestasi yang lemah oleh bahagian besi keluli dan hartanah telah dikurangkan oleh prestasi yang lebih baik yang dicatatkan oleh perniagaan-perniagaan peruncitan dan motosikal Kumpulan di China.

PERKEMBANGAN KORPORAT

Pada 8 Oktober 2001, Kumpulan telah mengumumkan Pindaan Cadangan Skim Penyusunan Semula Seluruh Kumpulan ("Pindaan Cadangan SPSSK") dengan objektif asas untuk memenuhi tanggungjawab kewangannya berdasarkan keadaan suasana operasi ekonomi semasa yang lemah. Maklumat lanjut mengenai Pindaan SPSSK ini tertera di mukasurat 108 hingga 111 di dalam Laporan Tahunan ini.

Pada tahun tinjauan, Kumpulan terus melupuskan aset-aset dan perniagaan-perniagaan bukan teras dan kurang penting, antaranya seperti berikut :

1. Syarikat telah memeterai satu perjanjian jual beli bersyarat dengan SCB Developments Berhad ("SCB") untuk melupuskan keseluruhan 100% kepentingan ekuiti dalam Optima Jaya Sdn Bhd ("OJSB") merangkumi 150,000 saham biasa bernilai RM1.00 sesaham untuk balasan berjumlah RM150,000. Hutang OJSB kepada Syarikat dan liabiliti-liabiliti tertentu berjumlah kira-kira RM201.1 juta akan ditanggung oleh Syarikat keseluruhannya dan akan dilangsaikan oleh SCB bagi pihak OJSB dengan jumlah RM113.85 juta.

2. Seperti yang telah diumumkan pada tahun kewangan yang lepas, Exuniq Sdn Bhd ("Exuniq"), subsidiari milik penuh Syarikat, telah memeterai perjanjian jual beli bersyarat dengan Allianz Aktiengesellschaft ("Allianz") untuk melupuskan 31.6% kepentingan ekuiti merangkumi 16,906,666 saham biasa bernilai RM1.00 sesaham dalam Malaysia British Assurance Berhad ("MBA") untuk balasan berjumlah RM129.3 juta. Walau bagaimanapun, perjanjian jual beli ini telah dibatalkan pada tahun kewangan semasa apabila Allianz tidak dapat memenuhi beberapa syarat yang ditetapkan.

   Sehubungan dengan itu, Allianz telah melaksanakan cadangan tawaran awam sukarela bersyarat ("TAS") bagi saham-saham MBA yang belum dimilikinya untuk balasan tunai berjumlah RM7.65 sesaham. Selepas akhir tahun kewangan, Exuniq telah melupuskan keseluruhan kepentingan ekuiti dalam MBA dengan penerimaan TAS tersebut.

3. Datavest Sdn Bhd, subsidiari milik penuh Kumpulan, telah memeterai satu perjanjian jual beli bersyarat dengan Affin-UOB Holdings Sdn Bhd untuk melupuskan keseluruhan 83.78% kepentingan ekuiti dalam Amsteel Securities (M) Sdn Bhd untuk balasan tunai berjumlah sehingga RM238,783,783.78. Sehubungan dengan cadangan pelupusan ini, Amsteel Equity Realty (M) Sdn Bhd, subsidiari milik penuh Kumpulan, telah memeterai satu perjanjian jual beli bersyarat dengan Lion Land Berhad ("LLB"), subsidiari milik Syarikat, untuk mengambilalih sebahagian bangunan yang dikenali sebagai Bahagian Timur, Wisma Amsteel Securities untuk balasan tunai berjumlah RM14.88 juta.

   Walau bagaimanpun, perjanjian-perjanjian jual beli tersebut di atas telah dibatalkan apabila beberapa syarat yang telah ditetapkan tidak dapat dipenuhi.

4. Syarikat, menerusi subsidiari milik penuhnya, Amsteel Holdings (HK) Limited, telah menyempurnakan pelupusan keseluruhan terbitan modal saham dalam syarikat-syarikat berikut :

   (i) Amsteel Securities (HK) Limited
   (ii) Amsteel Futures (HK) Limited
   (iii) Amsteel Derivatives Limited; dan
   (iv) Amsteel Nominees (HK) Limited

   kepada Steppington Holdings Limited untuk balasan berjumlah HKD60 juta.

5. Ayer Keroh Resort Sdn Bhd, subsidiari 70% milik Kumpulan, telah memeterai 3 perjanjian jual beli berasingan dengan HMI Balestier Hospital Pte Ltd, Unirio Corporation Sdn Bhd dan Senipuri Emas Sdn Bhd untuk cadangan melupuskan 60% kepentingan ekuiti dalam Excellent Strategy Sdn Bhd untuk balasan berjumlah RM41.4 juta. Cadangan pelupusan ini telah diselesaikan selepas akhir tahun kewangan.

6. Amsteel Mills Sdn Bhd ("AMSB") dan Ayer Keroh Resort Sdn Bhd, kedua-duanya subsidiari Syarikat, telah memeterai perjanjian pertukaran aset bersyarat dengan Johor Corporation ("JCorp") untuk cadangan pengambilalihan 100% kepentingan ekuiti dalam Antara Steel Mills Sdn Bhd oleh AMSB yang merangkumi 218,010,000 saham biasa bernilai RM1.00 sesaham untuk balasan berjumlah RM108.23 juta yang akan dijelaskan seperti berikut :

   (a) Cadangan melupuskan 100% kepentingan ekuiti dalam Lion Gateway Parade Sdn Bhd ("LGP") merangkumi 500,000 saham biasa bernilai RM1.00 sesaham kepada JCorp untuk balasan yang dipersetujui berjumlah RM90.98 juta ("Cadangan Pelupusan LGP");
   (b) bayaran tunai berjumlah RM17.25 juta; dan
   (c) pada masa yang sama, cadangan penyelesaian hutang antara syarikat di antara Syarikat dan AMSB.

   Bagi memudahkan Cadangan Pelupusan LGP, Syarikat telah memeterai perjanjian penjualan saham dengan Norville Corporation Sdn Bhd dan Sumurmuda Sdn Bhd untuk cadangan pengambilalihan 49% kepentingan ekuiti dalam LGP untuk balasan tunai berjumlah RM20.4 juta. Cadangan pelupusan ini telah disempurnakan selepas akhir tahun kewangan.

7. Pelaburan LLB berjumlah 43.613 juta dalam saham keutamaan boleh tebus terkumpul ("SKBTT") selama 5 tahun bernilai RM0.01 sesaham dalam Likom Computer System Sdn Bhd ("LCS") telah mencapai tempoh matang pada 28 Jun 2001. LCS telah mencadangkan penebusan SKBTT ditangguhkan susulan daripada penyenaraian Likom Electronic Pte Ltd ("LEL") di Bursa Saham Singapura ("BSS") telah ditunda. Jumlah penebusan SKBTT akan dibalas dengan pemberian dan terbitan sejumlah RM43.613 juta saham biasa baru bernilai SGD1.00 sesaham dalam LEL apabila di senaraikan di BSS.

8. Pada 10 November 2000, AMB Venture Sdn Bhd ("AMBV"), subsidiari milik penuh Kumpulan, telah memeterai perjanjian langganan saham bersyarat ("PLS") dengan Angkasa Transport Equipment Sdn Bhd ("ATE"), subsidiari milik penuh AMBV, dan Tan Sri William H.J. Cheng ("TSWC"), di mana TSWC akan melanggan sejumlah 2,156,000 saham biasa baru bernilai RM1.00 sesaham, mewakili 7.94% daripada modal saham yang ditambah oleh ATE untuk harga langganan berjumlah kira-kira RM3,365,000.

   Pada 9 Januari 2001, AMBV telah memeterai perjanjian langganan tambahan dengan ATE dan TSWC untuk meminda beberapa syarat dalam PLS. Menurut pindaan tersebut, TSWC akan melanggan 2,530,000 saham biasa bernilai RM1.00 sesaham, mewakili 9.19% daripada modal saham yang ditambah oleh ATE untuk harga langganan berjumlah kira-kira RM3,365,000.

9. Pada 10 November 2000, AMBV telah memeterai satu perjanjian jual beli bersyarat ("PJB") dengan TSWC dan Lion Asiapac Limited ("LAP") untuk melupuskan 25,000,000 saham biasa bernilai RM1.00 sesaham yang dimilikinya di dalam ATE, mewakili kira-kira 92.06% daripada modal saham yang ditambah oleh ATE kepada LAP untuk balasan jualan berjumlah :

   a) SGD18,060,648 (dianggarkan kira-kira RM39 juta); atau
   b) SGD41,664,404 (dianggarkan kira-kira RM90 juta) sekiranya cadangan penyenaraian Anhui Jianghuai Automotive Chassis Co Ltd ("Cadangan Penyenaraian"), syarikat bersekutu milik Kumpulan, diselesaikan pada 30 September 2001.

   Pada 9 Januari 2001, satu perjanjian tambahan telah dimeterai oleh AMBV, TSWC dan LAP untuk meminda beberapa terma di dalam PJB, termasuk pindaan semula balasan jualan berjumlah :-

   a) SGD15,383,527 (dianggarkan kira-kira RM33.2 juta); atau
   b) SGD38,666,795 (dianggarkan kira-kira RM83.5 juta) sekiranya cadangan penyenaraian dilengkapi pada 30 September 2001.

10. Pada 17 November 2000, Consitrade (M) Sdn Bhd, subsidiari milik penuh Kumpulan, telah memeterai perjanjian dengan Kilang Taixing Brewery di Republik Rakyat China untuk mengambilalih baki 45% kepentingan ekuiti yang belum dimilikinya dalam Jiangsu DEbier Brewery Co Ltd termasuk pinjaman pemegang saham untuk balasan berjumlah Rmb50 juta (dianggarkan kira-kira RM22.8 juta) ("Cadangan Pengambilalihan"). Cadangan Pengambilalihan ini tertakluk kepada kelulusan daripada Suruhanjaya Ekonomi dan Perdagangan Antarabangsa Jiangsu dan lain-lain pihak berkuasa berkenaan, jika perlu.

11. Hutang-hutang Chocolate Products (Malaysia) Berhad ("CPB") dan syarikat-syarikat subsidiarinya telah disusun mengikut langkah penyusunan semula hutang entiti. Perjanjian penyusunan semula hutang-hutang Kumpulan CPB dengan pihak bank telah dilaksanakan pada Disember 2000. Sehubungan dengan itu, skim penyusunan semula hutang Kumpulan CPB tidak termasuk dalam Pindaan Cadangan SPSSK.

PENYATA PENGERUSI (sambungan)

DIVIDEN

Lembaga Pengarah mengesyorkan dividen pertama dan akhir berjumlah 0.05 sen sesaham ditolak 28% cukai pendapatan (2000 : 0.05 sen sesaham ditolak 28% cukai pendapatan) pada tahun kewangan berakhir 30 Jun 2001 untuk kelulusan para pemegang saham di Mesyuarat Agung Tahunan akan datang.

Jumlah dividen bersih berbayar untuk tahun kewangan, jika diluluskan, akan berjumlah RM0.45 juta (2000 : RM0.45 juta)

PROSPEK

Kumpulan menjangkakan tahun kewangan yang akan datang akan terus sukar memandangkan keadaan ekonomi serantau yang dijangka terus lemah. Walau bagaimanapun, Lembaga Pengarah yakin dengan kejayaan melaksanakan Pindaan Cadangan SPSSK, Kumpulan akan berada pada kedudukan kewangan yang lebih kukuh untuk menghadapi cabaran akan datang.

LEMBAGA PENGARAH

Bagi pihak Lembaga Pengarah, saya mengalu-alukan pelantikan Encik Pee Kang Seng @ Lim Kang Seng dan Tuan Haji Munajat bin Idris ke Lembaga Pengarah.

Pada tahun ini Encik Cheng Theng Kee dan Y. Bhg. Datuk Cheng Yong Kim telah meletakkan jawatan daripada Lembaga Pengarah. Saya mengambil kesempatan ini untuk merakamkan penghargaan kepada mereka atas sumbangan mereka yang tidak ternilai ketika memegang jawatan Pengarah Syarikat.

PENGHARGAAN

Bagi pihak Lembaga Pengarah, saya ingin mengambil kesempatan ini untuk merakamkan terima kasih kepada para pelanggan yang dihargai, pembiaya dan sekutu perniagaan atas sokongan mereka yang berterusan dan pihak berkuasa kerajaan atas nasihat dan tunjukajar mereka. Kami juga ingin merakamkan terima kasih kepada para pemegang saham atas keyakinan mereka kepada Lembaga Pengarah dan kepada kesemua kakitangan atas dedikasi dan iltizam mereka di sepanjang tahun.

JEN (B) TAN SRI DATO' ZAIN HASHIM
Pengerusi

CHAIRMAN'S STATEMENT

On behalf of the Board of Directors, I am pleased to present the Annual Report and Audited Financial Statements of Amsteel Corporation Berhad for the financial year ended 30 June 2001.

FINANCIAL PERFORMANCE

The business environment under which the Group operates experienced another year of volatility with the deceleration in growth of the United States economy in the second half of the financial year. Our Malaysian economy was similarly adversely affected as reflected in the sharp decline in Gross Domestic Product growth from 6.3% in the last quarter of 2000 to only 3.2% in the following quarter. The subsequent slowdown in the global economy has impacted the performance of most of the sectors of our Group's businesses, in particular the manufacturing sector.

Revenue recorded by the Group was RM5.1 billion as against RM5.4 billion last year whilst loss before taxation was RM748 million compared to RM662 million previously. Decline in the performance of our steel and property division was partially mitigated by a stronger performance from our China retail and motor businesses.

CORPORATE DEVELOPMENTS

On 8 October 2001, the Group announced its Revised Proposed Group Wide Restructuring Scheme ("Revised Proposed GWRS") with the objective of fulfilling its financial obligations based on the current weakened economic operating environment. Full details of the Revised Proposed GWRS are set out on pages 108 to 111 of this Annual Report.

During the year under review, the Group continues to divest its non-core and peripheral assets and businesses amongst which were the following:

1. The Company had entered into a conditional sale and purchase agreement with SCB Developments Berhad ("SCB") to dispose of its entire 100% equity interest in Optima Jaya Sdn Bhd ("OJSB") comprising 150,000 ordinary shares of RM1.00 each for a consideration of RM150,000. A debt owing by OJSB to the Company and certain liabilities to be novated to and assumed by the Company amounting in total to approximately RM201.1 million will be settled for an amount of RM113.85 million by SCB on behalf of OJSB.

2. As disclosed in the previous Directors' Report, Exuniq Sdn Bhd ("Exuniq"), a wholly-owned subsidiary of the Company, had entered into a conditional sale and purchase agreement with Allianz Aktiengesellschaft ("Allianz") to dispose of its 31.6% equity interest comprising 16,906,666 ordinary shares of RM1.00 each in Malaysia British Assurance Berhad ("MBA") for a total consideration of RM129.3 million. However, the sale and purchase agreement was terminated in the current financial year due to the non-fulfilment by Allianz of certain conditions precedent.

   Following the aforesaid, Allianz had proposed to undertake a conditional voluntary general offer for all MBA shares not already owned by them for cash consideration of RM7.65 per share ("VGO"). Subsequent to the financial year end, Exuniq had disposed of its equity interest in MBA via an acceptance of the VGO.

3. Datavest Sdn Bhd, a wholly-owned subsidiary of the Group, had entered into a conditional sale and purchase agreement with Affin-UOB Holdings Sdn Bhd to dispose of its entire 83.78% equity interest in Amsteel Securities (M) Sdn Bhd for a cash consideration of up to RM238,783,783.78. In connection with this proposed disposal, Amsteel Equity Realty (M) Sdn Bhd, a wholly-owned subsidiary of the Group, had entered into a conditional sale and purchase agreement with Lion Land Berhad ("LLB"), a subsidiary of the Company, to acquire the portion of the building commonly known as the East Wing of Wisma Amsteel Securities for a cash consideration of RM14.88 million.

   However, the above sale and purchase agreements were subsequently terminated due to the non-fulfilment of certain conditions precedent.

4. The Company had, through its wholly-owned subsidiary company, Amsteel Holdings (HK) Limited, completed the disposal of the entire issued share capital of the following companies:

   i) Amsteel Securities (HK) Limited;
   ii) Amsteel Futures (HK) Limited;
   iii) Amsteel Derivatives Limited; and
   iv) Amsteel Nominees (HK) Limited

   to Steppington Holdings Limited for a consideration of HKD60 million.

5. Ayer Keroh Resort Sdn Bhd, a 70% owned subsidiary of the Group, has entered into 3 separate sale and purchase agreements with each of HMI Balestier Hospital Pte Ltd, Unirio Corporation Sdn Bhd and Senipuri Emas Sdn Bhd for the proposed disposal of its 60% equity interest in Excellent Strategy Sdn Bhd for a total consideration of RM41.4 million. The proposed disposal was completed subsequent to the financial year end.

CHAIRMAN'S STATEMENT (continued)

6. Amsteel Mills Sdn Bhd ("AMSB") and Ayer Keroh Resort Sdn Bhd, both subsidiaries of the Company, had entered into a conditional exchange of asset agreement with Johor Corporation ("JCorp") for the proposed acquisition by AMSB of 100% equity interest in Antara Steel Mills Sdn Bhd comprising 218,010,000 ordinary shares of RM1.00 each for a consideration of RM108.23 million to be satisfied as follows :

   (a) Proposed disposal of 100% equity interest in Lion Gateway Parade Sdn Bhd ("LGP") comprising 500,000 ordinary shares of RM1.00 each to JCorp at an agreed consideration of RM90.98 million ("Proposed Disposal of LGP");
   (b) cash payment of RM17.25 million;
   (c) simultaneous proposed settlement of inter-company indebtedness between the Company and AMSB.

   To facilitate the Proposed Disposal of LGP, the Company had entered into a share sale agreement with Norville Corporation Sdn Bhd and Sumurmuda Sdn Bhd for the proposed acquisition of 49% equity interest in LGP for a cash consideration of RM20.4 million. The proposed acquisition was completed subsequent to the financial year end.

7. LLB's investment of 43.613 million 5-year cumulative redeemable preference shares ("RPS") of RM0.01 each in Likom Computer System Sdn Bhd ("LCS") was due for redemption on 28 June 2001. LCS had proposed to defer the redemption of the RPS in view of the deferment of the listing of Likom Electronic Pte Ltd ("LEL") on the Singapore Exchange Securities Trading Limited ("SGX-ST") whereby the redemption sum of the RPS was to be satisfied by the allotment and issuance of RM43.613 million worth of new ordinary shares of SGD1.00 each in LEL upon its listing on the SGX-ST.

8. AMB Venture Sdn Bhd ("AMBV"), a wholly-owned subsidiary of the Group, had on 10 November 2000 entered into a conditional share subscription agreement ("SSA") with Angkasa Transport Equipment Sdn Bhd ("ATE"), a wholly-owned subsidiary of AMBV, and Tan Sri William H.J. Cheng ("TSWC"), in which TSWC shall subscribe for 2,156,000 ordinary shares of RM1.00 each representing 7.94% of the enlarged share capital of ATE at a total subscription price of approximately RM3,365,000.

   AMBV had subsequently on 9 January 2001 entered into a supplemental subscription agreement with ATE and TSWC amending certain terms in the SSA, whereby TSWC shall instead subscribe for 2,530,000 ordinary shares of RM1.00 each, representing 9.19% of the enlarged share capital of ATE at a total subscription price of approximately RM3,365,000.

9. AMBV had on 10 November 2000 entered into a conditional sale and purchase agreement ("SPA") with TSWC and Lion Asiapac Limited ("LAP") to dispose of its 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 92.06% of the enlarged share capital of ATE to LAP for a sale consideration of:

   (a) SGD18,060,648 (equivalent to approximately RM39 million); or
   (b) SGD41,664,404 (equivalent to approximately RM90 million) in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co Ltd ("Proposed Listing"), an associated company of the Group, is completed by 30 September 2001.

   A supplemental agreement dated 9 January 2001 was subsequently entered into amongst AMBV, TSWC and LAP to amend certain terms in the SPA including, inter alia, the revision of the sale consideration to:

   (a) SGD15,383,527 (equivalent to approximately RM33.2 million); or
   (b) SGD38,666,795 (equivalent to approximately RM83.5 million) in the event the Proposed Listing is completed by 30 September 2001.

10. On 17 November 2000, Consitrade (M) Sdn Bhd, a wholly-owned subsidiary of the Group, entered into an agreement with Taixing Brewery Factory in the People's Republic of China for the acquisition of the remaining 45% equity interest in Jiangsu DEbier Brewery Co Ltd inclusive of shareholder's loan for a consideration of Rmb50 million (equivalent to approximately RM22.8 million) ("Proposed Acquisition"). The Proposed Acquisition is subject to the approvals being obtained from Jiangsu Commission of Foreign Trade and Economic Cooperation and any other relevant authorities, if required.

11. The applicable debts of Chocolate Products (Malaysia) Berhad ("CPB") and its subsidiary companies have been restructured by way of an entity debt restructuring exercise. The debt restructuring agreements pertaining to the CPB Group's debts with its lenders were executed in December 2000. As a result, the debt restructuring scheme for the CPB Group will not form part of the Revised Proposed GWRS.

CHAIRMAN'S STATEMENT (continued)

DIVIDENDS

The Board of Directors recommend a first and final dividend of 0.05 sen per share less 28% income tax (2000 : 0.05 sen per share less 28% income tax) in respect of the financial year ended 30 June 2001 for approval of shareholders at the forthcoming Annual General Meeting.

The total net dividend payable for the financial year, if approved, will amount to RM0.45 million (2000 : RM0.45 million).

PROSPECTS

The next financial year is expected to be another difficult period for the Group in view of the expected further softening of the regional economies. However, the Board is confident that with the successful implementation of the Revised Proposed GWRS, the Group will be in a stronger financial footing to face the challenges ahead.

BOARD OF DIRECTORS

On behalf of the Board, I would like to extend a warm welcome to the newly appointed Directors, Mr Pee Kang Seng @ Lim Kang Seng and Tuan Haji Munajat bin Idris.

Mr Cheng Theng Kee and Y. Bhg. Datuk Cheng Yong Kim resigned from the Board during the year. I would also like to record my sincere appreciation for their invaluable contributions during their tenure of service as Directors of the Company.

ACKNOWLEDGEMENT

On behalf of the Board, I would like to take this opportunity to express our sincere gratitude and appreciation to our valued customers, shareholders, financiers and business associates for their continued support and to the Government authorities for their guidance and understanding. We would also like to record our thanks to the shareholders for their confidence in the Board and to all our employees for their dedication and commitment throughout the year.

JEN (B) TAN SRI DATO' ZAIN HASHIM
Chairman

主席报告

我謹代表董事部，欣然提呈合鋼實業有限公司截至 2001 年 6 月30 日為止的會計年度的常年報告和經審核財務報告。

財務表現

由於美國的經濟增長率在本會計年度下半年下降，本集團的商業環境經歷另一個不穩定的年頭。馬來西亞經濟也受到不利影響，這可以由國內總生產從 2000 年最后一季的 6.3% 下降到 2001 年第一季的只有 3.2% 反映出來。隨后發生的全球經濟衰退對本集團的大部分部門的業務產生不利影響，尤其是制造 業部門。

本集團取得 51 億零吉的營業額，上一個會計年度則是54 億零吉，稅前虧損為 7 億4 千800 萬零吉，上一個年度則是 6 億6 千 200 萬零吉。鋼鐵部和產業部較為遜色的表現，由於獲得中國的零售業及汽車業表現良好而得到部份的緩和。

公司發展

在 2001 年 10 月 8 日，本集團宣布“建議中經過修訂的整個集團重組計劃”，目標是要在現有的已經弱化的營業環境下履行其財務義務。這項計劃的詳情在這份常年報告第108 頁到 111 頁中列明。

在本會計年度內，本集團繼續脫售非核心及邊緣的業務和資產，其中包括：

1. 本公司和SCB Developments Berhad ("SCB") 簽署一份有條件的買賣合約，以 15 萬零吉的脫售價，把本公司在 Optima Jaya Sdn Bhd ("OJSB") 的 100% 股權 (共有普通股 15 萬股，每股 1 零吉) 出售於 SCB ；OJSB 欠本公司的債務，以及必須由本公司承擔的某些債務，約 2 億 110 萬零吉，由 SCB 代替 OJSB 償還 1 億 1 千 385 萬零吉解決。

2. 正如上一份董事報告所宣布，本公司的獨資子公司 Exuniq Sdn Bhd ("Exuniq") 與 Allianz Aktiengesellschaft ("Allianz") 簽署有條件買賣合約，以 1 億 2 千 930 萬零吉脫售它在 Malaysia British Assurance Berhad ("MBA") 的 31.6% 股權(共有普通股 16,906,666 股，每股 1 零吉)。不過，由於 Allianz 沒有履行買賣合約中的某些條件，這份合約在本會計年度受到終止。

   過後，Allianz 建議，針對它尚未擁有的所有 MBA 的股份，提出以現金每股 7 零吉65 仙有條件志願性全面收購獻議。在本會計年度後，Exuniq 接受了該項收購獻認，脫售 MBA 的股權。

3. 本集團擁有的獨資子公司 Datavest Sdn Bhd 與 Affin-UOB Holdings Sdn Bhd 簽署一份有條件買賣合約，以現金 238,783,783.78 零吉脫售它在 Amsteel Securities (M) Sdn Bhd 的全部 83.78% 股權。根據建議中的脫售計劃，本集團獨資子公司 Amsteel Equity Realty (M) Sdn Bhd 與本公司的子公司 Lion Land Berhad 簽訂有條件買賣合約，以現金 1 千 488 萬零吉購取部份的合鋼證券東翼大廈。

   不過，由於某些條件沒有受到履行，上述買賣合約最終被終止。

4. 本公司通過獨資子公司 Amsteel Holdings (HK) Limited，完成脫售下列公司全部的股權。

   i) Amsteel Securities (HK) Limited；
   ii) Amsteel Futures (HK) Limited；
   iii) Amsteel Derivatives Limited；以及
   iv) Amsteel Nominees (HK) Limited。

   以上公司是以港幣6 千萬元出售給 Steppington Holdings Limited。

5. 本集團擁有70% 股權的子公司Ayer Keroh Resort Sdn Bhd，分別和HMI Balestier Hospital Pte Ltd，Unirio Corporation Sdn Bhd 以及 Senipuri Emas Sdn Bhd 簽署買賣合約，以 4 千140 萬零吉脫售它在 Excellent Strategy Sdn Bhd 的 60% 股權，建議中的脫售在本會計年度後完成。

6. 本公司的兩家子公司 Amsteel Mills Sdn Bhd ("AMSB") 以及 Ayer Keroh Resort Sdn Bhd，和 Johor Corporation ("JCorp") 簽訂一份有條件交換資產協議，建議由 AMSB 以 1 億 823 萬收購 Antara Steel Mills Sdn Bhd 的 100% 股權 (共有普通股 218,010,000 股，每股 1 零吉)。收購方式如下：

   (a) 建議以 9 千 98 萬零吉脫售 Lion Gateway Parade Sdn Bhd ("LGP") 的 100% 股權 (共有普通股 500,000 股，每股 1 零吉) 給 JCorp (“建議中的脫售LGP ”)；
   (b) 現金支付 1 千 725 萬零吉；
   (c) 同時建議解決本公司與 AMSB 之間的債務。

   為了方便建議中的脫售 LGP，本公司和 Norville Corporation Sdn Bhd 及 Sumurmuda Sdn Bhd 簽訂一份買賣合同，建議以現金 2 千 40 萬零吉收購它們在 LGP 的 49% 股權。建議中的收購在本會計年度後完成。

主席报告

7. Lion Land Berhad 投資在 Likom Computer System Sdn Bhd ("LCS") 的 4 千 361 萬 3 千股，每股 1 仙的 5 年累積可贖回優先股，在 2001 年 6 月 28 日期滿。由於 Likom Electronic Pte Ltd ("LEL") 延遲在新加坡股票交易所上市，造成 LCS 建議延遲贖回該優先股。優先股的贖回將由一旦 LEL 在新加坡股票交易所上市後，分配和發行價值相等於馬幣 4 千 361 萬 3 千元，每股新幣 1 元的 LEL 的新股解決。

8. 本集團獨資子公司 AMB Venture Sdn Bhd ("AMBV") 在 2000 年 11 月 10 日，與其獨資子公司 Angkasa Transport Equipment Sdn Bhd ("ATE") 以及丹斯里鍾廷森簽署一份有條件認購獻議，規定丹斯里鍾廷森必須認購 2,156,000 股，每股 1 零吉的普通股(相等於 ATE 擴大股份的7.94%)，總認購價是大約 3,365,000 零吉。

   AMBV 在 2001 年 1 月 9 日和 ATE 以及丹斯里鍾廷森簽署附加認購協議，修改原來的認購協議的某些條件，規定丹斯里鍾廷森必須認購 2,530,000 股，每股 1 零吉的 ATE 的普通股(相等於 ATE 擴大股份的 9.19%)，總認購價是大約 3,365,000 零吉。

9. 在 2000 年 11 月10 日，AMBV 與丹斯里鍾廷森及 Lion Asiapac Limited ("LAP") 簽署一份有條件買賣合約，以把它在 ATE 的 25,000,000 股，每股 1 元的普通股(相等於 ATE 擴大股份的大約92.06%)出售給 LAP，脫售價如下：

   (a) 新幣 18,060,648 元(相等於約 3 千 900 萬零吉)；或是
   (b) 如果集團的聯號安徽江淮汽車底盤有限公司在 2001 年 9 月 30 日成功的上市，則是新幣 41,664,404 元 (相等於約 9 千萬零吉)。

   較后 AMBV，丹斯里鍾廷森及LAP 在2001 年 1 月9 日簽訂一份補充合約，修改了原來的買賣和約中的某些條件，特別是修改脫售價：

   (a) 新幣 15,383,527 元(相等於約 3 千 320 萬零吉)；或是
   (b) 如果集團的聯號安徽江淮汽車底盤有限公司在 2001 年 9 月 30 日成功的上市，則是新幣 38,666,795 元(相等於約 8 千 350 萬零吉)。

10. 在 2000 年 11 月 17 日，本集團獨資子公司 Consitrade (M) Sdn Bhd，和中國國營泰興啤酒廠達致協議，收購在江蘇華獅啤酒有限公司剩餘的45% 股權，包括股東貸款在內，總額是人民幣5 千萬元(約2 千 280 萬零吉)。建議中的收購，必須獲得江蘇省對外貿易與經濟合作委員會以及任何有關當局的批准。

11. Chocolate Products (Malaysia) Berhad ("CPB") 及其子公司的債務已經重組。CPB 集團與其貸款人之間的債務重組計劃在 2000 年 12 月執行。這樣一來，CPB 集團的債務重組計劃不是建議中經過修訂的整個集團重組計劃的一部份。

股息

董事部建議，在截至2001 年6 月30 日為止的會計年度內，分發每股 0.05 仙，扣除 28% 所得稅(2000 年為每股 0.05 仙，扣除 28% 所得稅)的一次過終期股息，給於股東在即將召開的常年大會批准。

如果獲得批准，本會計年度的淨股息將是 45 萬零吉(2000 年為45 萬零吉)

展望

由於本地區經濟進一步趨軟，預料在下一個會計年度，本集團將面對另一個困難時期。不過，董事部深信，在成功的推行建議中經過修訂的整個集團重組計劃，本集團將處於更佳的財務地位，以面對未來的挑戰。

董事部

我謹代表董事部，熱烈歡迎我們新委任的董事，彭江生先生及 Tuan Haji Munajat bin Idris。

鍾廷基先生以及拿督鍾榮錦已於本年度辭去董事一職。我借此機會感謝他們任職期間對公司的貢獻。

鳴謝

我謹代表董事部，真誠感謝顧客，股東，融資機構及商業伙伴繼續支持我們，也要感謝政府機構的指導與諒解。我們也要感謝股東們對董事部的信心，以及我們的全體雇員在過去一年竭誠服務。

主席
JEN (B) TAN SRI DATO' ZAIN HASHIM

REVIEW OF OPERATIONS

OVERALL PERFORMANCE

The Malaysian economy recorded a higher Gross Domestic Product growth of 8.5% in 2000 as compared to 5.8% in 1999. However, towards the end of the year, global economic activities began to slow down as the U.S. economy experienced a stronger than expected deceleration of growth and the Japanese economy continue to weaken.

The Group's performance has not been spared from this global economic contraction. Turnover for the financial year under review was 4% lower than that of the previous financial year as the global economic slowdown has affected demand for most of the Group's products and services. Consequently, a loss before interests, share of associates and taxation of RM57 million was recorded for the current financial year as against a profit of RM30 million last year.

Note : "Profit or loss before interest and taxation" is hereinafter referred to as "profit/loss".

We present an analysis of the performance of our operations by segment as follows:

Steel

	2001 RM Million	2000 RM Million
Turnover	872	980
Profit	22	127

Product	Annual Rated Capacity (Million Tonnes)
HBI	0.80
Crude Steel (Billets & Slabs)	3.40
Hot - Rolled Coils	2.00
Bars & Rods	1.85

The performance of the Group's steel division during the year under review was affected by price undercutting by local steel bars producers to maintain their share of the much reduced market size. Contraction in demand as a result of the global economic slowdown and price dumping in the steel market have resulted in a further deterioration in international selling prices for HBI.

As the only major miller in the Klang Valley region, the Group's steel mill have competitive advantages as the major infrastructure and property development projects are concentrated in this central region. Its strategic location is also important in terms of the supply of raw materials as the Klang Valley is the highest generator of scrap due to the concentration of industrial activities. The Group believes that these advantages will place it in good stead in the face of the uncertain global economic outlook.

With the commissioning of the Amsteel Mills II plant, the new rolling mill will supply higher grade wire rods to the domestic and export market. There is currently no major domestic manufacturer for this product. In addition, the proposed acquisition of Antara Steel Mill in Johor will enable the Group to tap into the steel market in the southern region as well as Singapore and Indonesia.

Motor

	2001 RM Million	2000 RM Million
Turnover	306	358
Loss	(20)	(37)

Product	Annual Rated Capacity ('000 Units)
<u>Malaysia</u>	
2-Wheelers	72
4-Wheelers	10
<u>China</u>	
2-Wheelers	1,500
4-Wheelers	155
Motorcycle Components	2,300
Motorcycle Engines	820
Automotive Components	1,060

The range of motorcycles marketed by the Group under the Suzuki brand name secured approximately 9% of the total domestic market share, after Modenas, Honda and Yamaha. Suzuki is currently the only motorcycle brand which produces the scooter model in Malaysia and was also the first to introduce the technologically advanced "Double Overhead Cam" for 4-stroke engines below 150 cc. The Group has established a network of 270 multi-brand dealers which provides extensive geographical coverage throughout the country. As the motorcycle ownership rate is the highest in the ASEAN region with 223 motorcycles per 1,000 persons, the Group is placing emphasis together with its principal in Japan on intensifying exports to its neighbouring countries.

The Malaysian automotive sector strengthened further in the year 2000 with a growth of 19% in total industry volume as a result of the Government's efforts aimed at stimulating domestic demand by the relaxation of hire purchase guidelines, lowering of interest rates as well as allowing extended repayment period. The Group's Suzuki brand of motor vehicles, which comprises mainly 4WD and light duty pick up truck, captured 5.4% of the 4WD market last year and is ranked third after Kembara and Honda. In the face of intense competition, the new "Grand Vitara" was launched during the year and a new Multi-Purpose Vehicle model, the Suzuki E-RV, was launched in September 2001 in an effort to further improve the Group's market share.

Tyres

	2001 RM Million	2000 RM Million
Turnover	452	490
(Loss)/Profit	(27)	7

Product	Annual Rated Capacity (Million Units)
Malaysia	
Tyre	2.25
China	
Tyre	2.5

The market for tyres in Malaysia is primarily divided into the domestic replacement market, domestic Original Equipment Manufacturer market and the export market. The largest of the 3 segments is the replacement market which is expected to grow in tandem with the vehicle population. The forecasted automotive sales growth of 8% for the year 2001 is expected to translate into better performance for the tyre industry. However, trade liberalisation arising from the implementation of trade agreements such as ASEAN Free Trade Area (AFTA) will further aggravate the already keen competition within the local tyre industry. With the reduction of tariff from 30% to 5% by 2003, the influx of imported tyres is expected to increase substantially.

In view of the challenges ahead, the Group's local tyre manufacturing subsidiary, Silverstone Berhad, has focused its resources on the development and marketing of high-end products such as low profile, four wheel drive and all-steel radial truck tyres. To support its plans to meet the global market requirements, Silverstone is in the process of expanding its product range including the development of winter tyres for the temperate countries. Our Malaysian tyre operation has managed to maintain its profitability.

Our tyre operation in China under Dong Feng Lion Tyre Co Ltd recorded further losses during the financial year. Various measures have been initiated and implemented to turn around its operational performance.

Food and Agricultural Products

	2001 RM Million	2000 RM Million
Turnover	976	1,125
Profit	63	(37)

Plantation	Hectarage (ha)
Forest	289,000
Oil Palm	
– Planted	7,700
– Unplanted	36,100
Rubber	700

Forestry Product	Annual Rated Capacity
Pulp	120,000 tonnes
Paper	150,000 tonnes
Commercial Log	500,000 m^3
Sawn Timber	100,000 m^3
Plywood	120,000 m^3

Food and Beverage Product	Annual Rated Capacity ('000 Tonnes)
Beer	1,500

One of the key determinants of the future development of the wood-based sector in Malaysia is the sustainable and secure supply of timber. Log supplies from the natural forest are declining and will be further reduced as local authorities adhere to the state forestry management policy. Sabah Forest Industries ("SFI")'s key strength is its 99-year timber concession of 289,000 hectares of forestland, which is one of the largest concessions awarded todate to a private company in Malaysia. Backed by its active reforestation programme, SFI is developing its timber plantation into a sustainable forest to support its pulp and paper mills and its downstream timber processing activities.

The selling prices of timber products are subject to seasonal fluctuations, as evidenced by the decline in prices in the recent years. To mitigate exposure to the volatility in commodity prices, SFI has taken steps to diversify into new export markets to minimise reliance on its existing customers and to diversify its product range by venturing into downstream activities such as the production of sawn timber and plywood.

SFI believes export will be the driving force for its growth over the medium term. Over 40% of its total revenue is derived from exports. As the People's Republic of China becomes one of the biggest importers of timber products in the Asia-Pacific region, the Group believes that its familiarity with the Chinese market will enable it to take advantage of the rapidly rising demand there.

The annual growth rate of beer consumption in China is estimated at approximately 9% while the size of China's beer market is estimated at around RM16 billion in terms of sales value. The rapid expansion of China's beer industry is attributable to the rise in consumers' disposable income.

Competition among brewers in China is intense, especially as local brewers have the advantage of lower operating costs. In addition, a certain level of protection is accorded by the municipal governments to local brewers. The Group has been able to mitigate these challenges to a large extent as its China breweries are operated on a joint venture basis with the local Chinese counterparts who have operated in their respective municipality for up to 20 years and possess local market knowledge.

The China breweries adopt an aggressive marketing and growth strategy that is to initially strive to be the market leader for the municipality where it is located and subsequently to be the provincial and thereon, regional market leader. To achieve this goal, the Group intends to capitalise on economies of scale, product upgrade, diversification and exports. Given the potential growth anticipated in China, the Group believes that its breweries will continue to record significant profits.

Retail and Distribution

	2001 RM Million	2000 RM Million
Turnover	2,096	1,908
Profit	84	51

Type of Business	No. of Outlets	Floor Space (m^3)
<u>Malaysia</u>		
Department Store	26	165,700
Hypermarket	5	37,700
<u>China</u>		
Department Store & Supermarket (Owned and/or Managed)	24	150,500

With the continued strong initiatives undertaken by the Government to boost consumer spending, the performance of the retail and distribution market has further improved. However, the anticipated global economic slowdown is expected to affect retailers in the immediate term as consumers begin to curb spending. The Government's efforts in promoting Malaysia as the preferred shopping destination via the Mega Sales Carnival and the recent budget incentives to encourage further domestic consumption are expected to mitigate the decline in consumer confidence.

Parkson Malaysia continued to grow during the year under review with the opening of a new store each at Gurney Plaza and at Prangin Mall in Penang. This brings the total number of Parkson outlets in the country to 26. Parkson is confident of the potential of Penang's retail market based on the comparative high number of tourists to the island which is estimated at over 3 million annually.

Parkson has established its presence in China since 1994 with its flagship store in Beijing again recording another impressive set of results. Today, it operates a total of 24 outlets in 18 cities with its main outlets located at four (4) major cities namely Beijing, Shanghai, Dalian and Chongqing.

For the year under review, our retail operations in China achieved another year of significant growth in revenue and profitability. Plans are in place to introduce e-commerce, e-catalogue and e-procurement in the fast growing China retail market.

Property

	2001 RM Million	2000 RM Million
Turnover	259	256
(Loss)/Profit	(49)	16

Project	Size
Shopping Complexes	2,570,000 sq ft
Hotels	420 rooms
Approved Mixed Development (Housing schemes incl. shophouses & apartments)	4,190 acres
Industrial Parks	833 acres
Unconverted Landbank for	
- Mixed Development	7,082 acres
- Commercial Development	20 acres

The overall property market registered a moderate growth in volume and transaction value. The residential property sector constitutes the bulk of transactions with a slight increase recorded in the much sought after landed units at selective choice locations while properties priced at RM100,000 and below continue to be in demand.

The main focus of the Group's property development division is on the low end residential property sector with emphasis on low and medium cost units. The Group's new property launches have met with encouraging response from house purchasers.

The Group's shopping centres located at Subang Jaya, Melaka, Klang, Seremban and Ipoh continue to generate a steady stream of rental revenue. Occupancy rates for these premier shopping centres were well maintained at around 90%.

Bandar Akademia - Lenggeng, Negeri Sembilan

This mixed residential and commercial project is located in Lenggeng, Negeri Sembilan and is approximately 53km from Kuala Lumpur via the Kuala Lumpur-Seremban Highway. Situated on 1,827 acres of freehold land, this project when completed will feature a mix of residential units, a business park and complete public amenities which include schools and campus for institutions of higher learning. Todate, more than 4,000 bungalow lots have been sold and earthworks and site clearing are well in progress.

Bandar Baru Brooklands - Banting, Selangor

Bandar Baru Brooklands is sited on 2,163 acres of freehold land of which 919 acres have been converted for development. The project comprises industrial lots and factories, mixed residential and commercial development. Its site is located about 60km from Kuala Lumpur and about 15km from the Kuala Lumpur International Airport ("KLIA") via the Banting – Dengkil Road. The project is expected to benefit from its proximity to highways, KLIA, ports, Putrajaya, Cyberjaya and the Multimedia Super Corridor. More than 500 bungalow lots have been taken up by purchasers and earthworks are in progress.

Bukit Mahkota - Bangi, Selangor

This project offers a self-contained suburban quality country living with modern amenities which include a commercial centre, hotel, hypermarket, a family orientated clubhouse with 12 acres of green, landscaped gardens and lakes covering 61 acres. Bukit Mahkota is centrally located between KLIA and Putrajaya, is only a 12 minutes drive from the Sungai Besi toll gates and has direct access to the Kuala Lumpur - Seremban Highway via the recently completed RM35 million interchange.

Sales recorded include more than 800 bungalow lots, 1,550 low and medium cost residential units and 67 units of shophouses. Infrastructure works for the 363 bungalow lots in Phase 1 has been completed and handed over to purchasers. Building works on the terraced houses are at an advanced stage of completion and delivery to purchasers is expected by end of the year 2001.

Lion Industrial Park - Beranang, Selangor

The Lion Industrial Park covers 277 acres of former freehold plantation land. The development includes industrial lots, low cost terraced factories and double-storey shop offices with lot sizes ranging from 0.79 acres to 6.15 acres each to cater to the needs of small and medium size industries. This project which is located next to Semenyih, offers easy access to the North-South Expressway via Kajang, Bangi or Nilai. Infrastructure works for the project have been completed and the industrial lots have been handed over to more than 60 purchasers.

Financial Services

	2001 RM Million	2000 RM Million
Turnover	42	145
Loss	(55)	(11)

The stock market performance was generally subdued during much of the financial year as reflected by the weak sentiment and lower average daily turnover of approximately RM370 million. The slowdown in the regional economies as well as the economic woes besetting the United States of America have drastically reduced market activity in the local bourse. Furthermore, efforts by the regulatory authorities to reduce transaction cost have resulted in lower brokerage commission earned.

In line with the Group's efforts to rationalise its core businesses, the disposal of the Hong Kong stockbroking arm was completed in March 2001. As such, the Group will now focus its attention on the local stockbroking company to reduce its losses.

DIRECTORS' REPORT

The Directors hereby submit their report and the audited financial statements of the Group and of the Company for the financial year ended 30 June 2001.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of its subsidiary companies are shown in Note 13 to the financial statements.

Details of subsidiary companies acquired and disposed during the financial year are shown in Notes 13, 37 and 38 to the financial statements.

There have been no significant changes during the financial year in the activities of the Company and of its subsidiary companies except for those subsidiary companies acquired and disposed during the financial year as disclosed in Notes 13, 37 and 38 to the financial statements.

FINANCIAL RESULTS

	Group RM'000	Company RM'000
Loss after taxation	(825,593)	(60,449)
Loss attributable to minority shareholders	150,385	-
Loss attributable to shareholders of the Company	(675,208)	(60,449)

DIVIDENDS

The Directors recommend a first and final dividend of 0.05 sen per share (less 28% income tax) in respect of the financial year ended 30 June 2001 amounting to RM0.453 million.

The Company has also paid a first and final dividend of 0.05 sen per share (less 28% income tax) in respect of the financial year ended 30 June 2000 and included in the previous Directors' Report amounting to RM0.453 million.

RESERVES AND PROVISIONS

There were no material transfers to or from reserves or provisions during the financial year other than as disclosed in the notes to the financial statements.

SHARE CAPITAL

There was no increase in the issued and paid-up capital of the Company during the financial year.

DIRECTORS

The Directors who served since the date of the last report are:

Jen (B) Tan Sri Dato' Zain Hashim	
Tan Sri William H.J. Cheng	
Cheng Theng Kee	(resigned on 2.4.2001)
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim	
Datuk Cheng Yong Kim	(resigned on 23.10.2001)
M. Chareon Sae Tang @ Tan Whye Aun	
Tan Siak Tee	
Munajat bin Idris	(appointed on 23.10.2001)
Pee Kang Seng @ Lim Kang Seng	(appointed on 23.10.2001)

In accordance with Article 76 of the Company's Articles of Association, Tuan Haji Munajat bin Idris and Mr Pee Kang Seng @ Lim Kang Seng, who were appointed to the Board subsequent to the financial year, retire and, being eligible, offer themselves for re-election.

In accordance with Article 93 of the Company's Articles of Association, Y. Bhg. Tan Sri William H.J. Cheng retires by rotation and, being eligible, offers himself for re-election.

In accordance with Section 129 of the Companies Act, 1965, Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim who had attained the age of 70 years shall retire and seek re-appointment as Director under the provisions of the said Act to hold office until the next annual general meeting.

DIRECTORS' BENEFITS

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive any benefit (other than those disclosed in the financial statements) by reason of a contract made by the Company or a related corporation with any Director or with a firm of which a Director is a member or with a company in which a Director has a substantial financial interest save and except for fees for professional services paid to a firm which Mr M. Chareon Sae Tang @ Tan Whye Aun is a member in his capacity as an advocate and solicitor and except for any benefit which may be deemed to have arisen by virtue of the balances and transactions between the Company and its related companies and certain companies in which certain Directors of the Company and/or its subsidiary companies are substantial shareholders as disclosed in Note 32 to the financial statements.

Except for the share options granted pursuant to the Executive Share Option Scheme, neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

DIRECTORS' INTERESTS

The Directors' interest in shares in the Company are as follows:

	Number of ordinary shares			
	As at 1.7.2000	**Additions**	**Disposals**	**As at 30.6.2001**
Direct interest in shares				
Jen (B) Tan Sri Dato' Zain Hashim	265,808	-	-	265,808
Datuk Cheng Yong Kim	435,000	-	-	435,000
Tan Siak Tee	50,000	-	-	50,000

	Number of ordinary shares			
	As at 1.7.2000	Additions	Disposals	As at 30.6.2001
Indirect interest in shares				
Tan Sri William H.J. Cheng	491,702,886	498,000	20,689,000	471,511,886
Datuk Cheng Yong Kim	471,886,826	-	18,193,000	453,693,826

In addition to the above, the following Directors are also deemed to have an interest in shares of the company by virtue of options granted to them pursuant to the Executive Share Option Scheme ("ESOS") of the Company. The ESOS was implemented on 8.2.2001.

	Options over ordinary shares			
	As at 8.2.2001	Granted	Exercised	As at 30.6.2001
Jen (B) Tan Sri Dato' Zain Hashim	-	175,000	-	175,000

The Directors' interest in shares in related companies are as follows:

	Nominal value per ordinary share	Number of shares			
		As at 1.7.2000	Additions	Disposals	As at 30.6.2001
Direct interest in shares					
Jen (B) Tan Sri Dato' Zain Hashim					
Angkasa Marketing Berhad	RM1.00	220,625	-	-	220,625
Chocolate Products (Malaysia) Berhad	RM0.50	35,600	-	-	35,600
Lion Land Berhad	RM1.00	29,969	-	-	29,969
Posim Berhad	RM1.00	2,000	-	-	2,000
Silverstone Berhad	RM1.00	9,320	-	-	9,320
Tan Sri William H.J. Cheng					
Angkasa Marketing Berhad	RM1.00	20,000	-	-	20,000
Lion Land Berhad	RM1.00	1,680	-	-	1,680
Datuk Cheng Yong Kim					
Angkasa Marketing Berhad	RM1.00	205,650	-	-	205,650
Lion Land Berhad	RM1.00	591,586	-	-	591,586
Silverstone Berhad	RM1.00	1,579,260	-	-	1,579,260
M. Chareon Sae Tang @ Tan Whye Aun					
Silverstone Berhad	RM1.00	133,333	-	-	133,333

	Nominal value per ordinary share	As at 1.7.2000	Number of shares Additions	Disposals	As at 30.6.2001
Direct interest in shares					
Tan Siak Tee					
Chocolate Products (Malaysia) Berhad	RM0.50	2,000	-	-	2,000
Lion Land Berhad	RM1.00	20,420	-	-	20,420
Angkasa Marketing Berhad	RM1.00	14,000	-	-	14,000
Silverstone Berhad	RM1.00	1,400	-	-	1,400
Indirect interest in shares					
Jen (B) Tan Sri Dato' Zain Hashim					
Silverstone Berhad	RM1.00	180,000	-	-	180,000
Tan Sri William H.J. Cheng Datuk Cheng Yong Kim					
Akurjaya Sdn Bhd	RM1.00	63,500,000	-	-	63,500,000
Ambang Maju Sdn Bhd	RM1.00	70,000	-	-	70,000
Amsteel Securities (M) Sdn Bhd	RM1.00	155,000,000	-	-	155,000,000
Avenel Sdn Bhd	RM1.00	100,000,000	-	-	100,000,000
Ayer Keroh Resort Sdn Bhd	RM1.00	20,000,000	-	-	20,000,000
Bungawang Sdn Bhd	RM1.00	25,000	-	-	25,000
Chocolate Products (Malaysia) Berhad	RM0.50	233,545,501	-	1,120,000	232,425,501
Crystavel Sdn Bhd	RM1.00	998	-	-	998
Davids Warehousing Sdn Bhd (under voluntary liquidation)	RM1.00	4,080,000	-	-	4,080,000
Dwiwater Sdn Bhd	RM1.00	5,252	-	-	5,252
Excellent Strategy Sdn Bhd	RM1.00	18,000,000	-	18,000,000	-
Hiap Joo Chong Realty Sdn Bhd	RM1.00	1,000,000	-	-	1,000,000
Kobayashi Optical Sdn Bhd	RM1.00	700,000	-	-	700,000
Lion Gateway Parade Sdn Bhd	RM1.00	255,000	-	255,000	-
Lion Mahkota Parade Sdn Bhd	RM1.00	1,000,000	-	-	1,000,000
Lion Mutiara Parade Sdn Bhd	RM1.00	6,000,000	-	-	6,000,000
Lion Plantations Sdn Bhd	RM1.00	8,000,000	-	-	8,000,000
Lion Seremban Parade Sdn Bhd	RM1.00	7,000	-	-	7,000
LLB Damai Holdings Sdn Bhd	RM1.00	3,300,000	1,015,385	-	4,315,385
LLB Enterprise Sdn Bhd	RM1.00	690,000	-	-	690,000
LLB Strategic Holdings Berhad	RM1.00	4,050,000	-	-	4,050,000
Marvenel Sdn Bhd	RM1.00	100	-	-	100
Ototek Sdn Bhd	RM1.00	1,050,000	-	-	1,050,000
Posim Berhad	RM1.00	179,664,471	232,000	1,408,300	178,488,171
Sabah Forest Industries Sdn Bhd					
- ordinary shares Class 'A'	RM1.00	752,532,412	-	-	752,532,412
- ordinary shares Class 'B'	RM0.10	7,525,324,120	-	-	7,525,324,120
Salient Care Sdn Bhd	RM1.00	1,400,000	-	-	1,400,000
Secom (Malaysia) Sdn Bhd	RM1.00	5,100,000	-	-	5,100,000
Secomex Manufacturing (M) Sdn Bhd	RM1.00	255,000	-	-	255,000

Indirect interest in share

	Nominal value per ordinary share	As at 1.7.2000	Number of shares Additions	Disposals	As at 30.6.2001
Tan Sri William H.J. Cheng Datuk Cheng Yong Kim					
Soga Sdn Bhd	RM1.00	4,332,078	-	-	4,332,078
Steelcorp Sdn Bhd	RM1.00	99,750	-	-	99,750
Visionwell Sdn Bhd	RM1.00	16,000,000	-	-	16,000,000
Chocolate Investment Pte Ltd	SGD1.00	4,500,000	-	-	4,500,000
Cornelian Star (S) Pte Ltd	SGD1.00	100	-	-	100
Holdsworth Investment Pte Ltd	SGD1.00	4,500,000	-	-	4,500,000
Lion Asia Investment Pte Ltd	SGD1.00	27,225,000	-	-	27,225,000
Lion Biotech Pte Ltd	SGD1.00	1,000,000	-	-	1,000,000
Lion Rubber Industries Pte Ltd	SGD1.00	10,000,000	-	-	10,000,000
Masoni Investment Pte Ltd	SGD1.00	9,500,000	-	-	9,500,000
Parkson Glomart Pte Ltd	SGD1.00	1,000,000	-	-	1,000,000
Parkson Investment Pte Ltd	SGD1.00	10,000,000	-	-	10,000,000
Parkson Management Pte Ltd	SGD1.00	4,500,000	-	-	4,500,000
Parkson Supplies Pte Ltd	SGD1.00	100	-	-	100
Parkson Venture Pte Ltd	SGD1.00	14,800,000	-	-	14,800,000
Willet Investment Pte Ltd	SGD1.00	45,954,450	-	-	45,954,450
P T Amsteel Securities Indonesia	Rp1,000	9,350,000	-	-	9,350,000
P T Kebunaria	Rp1 million	14,000	-	-	14,000
Hamba Research & Development Co Ltd	NT10.00	980,000	-	-	980,000

	Nominal value per preference share	As at 1.7.2000	Number of shares Additions	Disposals	As at 30.6.2001
Lion Mahkota Parade Sdn Bhd	RM0.01	400,000	-	-	400,000
Lion Mutiara Parade Sdn Bhd	RM0.01	8,400,000	-	-	8,400,000

	Nominal value per deferred share	As at 1.7.2000	Number of shares Additions	Disposals	As at 30.6.2001
Sabah Forest Industries Sdn Bhd	RM1.00	146,000,000	-	-	146,000,000

Indirect interest in share

	Currency	As at 1.7.2000	Additions	Disposals	As at 30.6.2001
Tan Sri William H.J. Cheng					
Datuk Cheng Yong Kim					
Investments in China					
Beijing Future Century E-business Co Ltd	Rmb	-	600,000	-	600,000
Beijing Parkson Light Industry Development Co Ltd	USD	12,700,000	-	-	12,700,000
Beijing Trostel Property Development Co Ltd	USD	6,650,000	-	-	6,650,000
Beijing Vochelle Foodstuff Co Ltd	USD	3,080,000	-	-	3,080,000
Chongqing Wang Yu Parkson Plaza Co Ltd	Rmb	14,000,000	-	-	14,000,000
Dalian Tianhe Parkson Shopping Center Co Ltd	Rmb	60,000,000	-	-	60,000,000
Dong Feng Lion Tyre Co Ltd	Rmb	247,638,417	-	-	247,638,417
Hebei Weiyuan Heilen Bio-Chemical Co Ltd	USD	2,313,982	-	-	2,313,982
Huangshi Heilen Pharmaceutical Co Ltd (under liquidation)	Rmb	45,416,040	-	-	45,416,040
Hubei Jinlongquan Brewery Co Ltd	USD	17,988,000	-	-	17,988,000
Hubei Jinlong Shensui Brewery Co Ltd	Rmb	10,000,000	-	-	10,000,000
Hunan DEbier Brewery Co Ltd	Rmb	132,000,000	-	-	132,000,000
Hubei Lion Brewery Co Ltd	USD	17,993,990	-	-	17,993,990
Jiangsu DEbier Brewery Co Ltd	USD	6,587,927	37,095	-	6,625,002
Jilin Motor City Park Hotel Co Ltd	Rmb	60,000,000	-	-	60,000,000
Lion Brewing Group Co Ltd	USD	12,677,000	-	-	12,677,000
Mianyang Fulin Parkson Plaza Co Ltd	Rmb	15,000,000	-	-	15,000,000
Nanjing Jingyi Casting Co Ltd	USD	6,750,000	-	-	6,750,000
Pingyang Lion Beer Co Ltd	USD	2,585,000	-	-	2,585,000
Shandong DEbier Brewery Co Ltd	Rmb	36,000,000	-	-	36,000,000
Shanghai Hengda Parkson Department Store Co Ltd (under liquidation)	USD	2,410,118	-	-	2,410,118
Shanghai Lion Food Industry Co Ltd	USD	14,068,200	-	-	14,068,200
Shanghai Lion Plastic Industrial Co Ltd	USD	3,690,000	-	-	3,690,000
Sichuan Hezheng Parkson Plaza Co Ltd	USD	4,168,645	-	-	4,168,645
Tianjin Baden Real Estate Development Co Ltd	USD	5,000,000	-	-	5,000,000
Tianjin Hua Shi Auto Meter Co Ltd	USD	10,878,944	-	-	10,878,944
Wuhan Fortune Motor Co Ltd	USD	6,000,000	-	-	6,000,000

Indirect interest in share

	Currency	As at 1.7.2000	Additions	Disposals	As at 30.6.2001
Tan Sri William H.J. Cheng Datuk Cheng Yong Kim					
Investments in China					
Wuxi Puhua Electroplating Co Ltd	USD	1,225,000	-	-	1,225,000
Wuxi Sanyang Parkson Plaza Co Ltd	USD	10,839,396	-	-	10,839,396
Wuxi Top Absorber Co Ltd	USD	6,600,000	-	-	6,600,000
Xian Lucky King Parkson Plaza Co Ltd	Rmb	16,579,917	-	-	16,579,917
Yangzhou Parkson Plaza Co Ltd	USD	4,281,843	-	-	4,281,843
Zhu Zhou DEbier Brewery Co Ltd	Rmb	65,158,427	-	-	65,158,427

	Nominal value per ordinary share	Number of shares As at 1.7.2000	Additions	Disposals	As at 30.6.2001
Tan Sri William H.J. Cheng					
Angkasa Marketing Berhad	RM1.00	87,892,150	-	-	87,892,150
Lion Land Berhad	RM1.00	346,447,285	-	3,364,000	343,083,285
Silverstone Berhad	RM1.00	149,903,535	161,070	161,070	149,903,535
Brewood Investment Pte Ltd	SGD1.00	100	-	-	100
Croydon Investment Pte Ltd	SGD1.00	100	-	-	100
Dawson Investment Pte Ltd	SGD1.00	100	-	-	100
Farringdon Investment Pte Ltd	SGD1.00	100	-	-	100
Limerick Investment Pte Ltd	SGD1.00	100	-	-	100
Lion Jianmin Pte Ltd	SGD1.00	1,000	-	-	1,000
Silverstone Tyre (S) Pte Ltd	SGD1.00	31,750,100	-	-	31,750,100

	Nominal value per preference share	Number of shares As at 1.7.2000	Additions	Disposals	As at 30.6.2001
Hy-Line Berhad	RM1,000	2,526	-	21	2,505

	Nominal value per ordinary share	Number of shares As at 1.7.2000	Additions	Disposals	As at 30.6.2001
Datuk Cheng Yong Kim					
Angkasa Marketing Berhad	RM1.00	87,799,350	-	-	87,799,350
Lion Land Berhad	RM1.00	333,523,407	-	3,364,000	330,159,407
Silverstone Berhad	RM1.00	149,228,512	161,070	161,070	149,228,512
Brewood Investment Pte Ltd	SGD1.00	70	-	-	70
Croydon Investment Pte Ltd	SGD1.00	70	-	-	70
Dawson Investment Pte Ltd	SGD1.00	70	-	-	70
Farringdon Investment Pte Ltd	SGD1.00	70	-	-	70
Limerick Investment Pte Ltd	SGD1.00	70	-	-	70
Lion Jianmin Pte Ltd	SGD1.00	600	-	-	600
Silverstone Tyre (S) Pte Ltd	SGD1.00	25,400,080	-	-	25,400,080

Indirect interest in share

	Nominal value per preference share	As at 1.7.2000	Number of shares Additions	Disposals	As at 30.6.2001
Datuk Cheng Yong Kim					
Hy-Line Berhad	RM1,000	2,511	-	21	2,490

In addition to the above, Datuk Cheng Yong Kim is also deemed to be interested in the shares in Lion Land Berhad by virtue of the options granted to him pursuant to the Executive Share Option Scheme of Lion Land Berhad.

	Number of shares of RM1.00 each			
	As at 1.7.2000	Granted	Exercised	As at 30.6.2001
Datuk Cheng Yong Kim	175,000	-	-	175,000

Other than as disclosed above, the Directors of the Company do not have any other interest in the shares in the Company or its related companies.

On 8 February, 2001, an Executive Share Option Scheme ("ESOS") of the Company had been implemented for the benefit of eligible executive employees and executive directors of the Group. The ESOS will expire on 7 February 2006.

The main features of the Company's ESOS are as follows:

(a) Executive directors and confirmed executive employees of the Group who have been employed for a period of at least one year shall be eligible to participate in the ESOS.

(b) The maximum number of new shares in the Company which may be issued and allotted pursuant to the exercise of options granted under the ESOS shall not exceed 10% of the issued and paid-up share capital of the Company at any point in time during the existence of the ESOS.

(c) No options shall be granted for less than 1,000 ordinary shares nor more than the maximum allowable allotment and shall be in multiples of 1,000 ordinary shares.

(d) The option price of each ordinary share under the ESOS shall be determined by the Board upon the recommendation of the Option Committee which is at a discount of not more than 10% on the weighted average market price of the shares for the five market days immediately preceding the date of offer, or the par value of the ordinary share, whichever is higher.

(e) The ESOS shall continue to be in force for a period of 5 years and the Company may, if the Board deems fit upon the recommendation of the Option Committee, renew the ESOS for a further 5 years, without further approval of the relevant authorities.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

On 3 April 2001, 11,107,000 options with a right to subscribe for 11,107,000 new ordinary shares of RM0.50 each in the Company was granted at an offer price of RM0.50 per share to all the eligible executives of the Company.

The movements of number of options granted and exercised pursuant to the ESOS during the financial year are as follows:

Granted on	Subscription price per share RM	Balance as at 8.2.2001	Granted	Exercised	Lapsed	Unissued shares as at 30.6.2001
3.4.2001	0.50	-	11,107,000	-	4,181,000	6,926,000

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(a) to ascertain the action taken in relation to the writing off of bad debts and the making of provision for doubtful debts and satisfied themselves that all known bad debts had been written off and that adequate provision had been made for doubtful debts; and

(b) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business their value as shown in the accounting records have been written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(a) which would render the amounts written off for bad debts or the amount of provision for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(d) not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(a) any charge on the assets of the Group and of the Company which has arisen since the end of the financial year which secures the liabilities of any other person; or

(b) any contingent liability in respect of the Group or of the Company which has arisen since the end of the financial year.

Except as disclosed in the financial statements, no contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors:

(a) except as disclosed in the financial statements, the results of the Group's and of the Company's operations during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature; and

(b) except as disclosed in the financial statements, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

AUDITORS

The auditors, Ong Boon Bah & Co, have indicated their willingness to continue in office.

On behalf of the Board

JEN (B) TAN SRI DATO' ZAIN HASHIM
Chairman

TAN SRI WILLIAM H.J. CHENG
Director

Kuala Lumpur
30 October 2001

CONSOLIDATED INCOME STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	2001 RM'000	2000 RM'000	2001 USD'000
Revenue	2			
- continuing operations : existing		5,064,417	5,342,723	1,332,741
- continuing operations : new acquisitions	37(c)	32,153	8,292	8,461
- discontinued operations	38(c)	34,087	28,705	8,970
		5,130,657	5,379,720	1,350,172
Other operating income		91,637	101,355	24,115
Changes in inventories of finished goods and work-in-progress		(14,215)	40,051	(3,741)
Raw materials and consumables used		(1,818,549)	(1,942,131)	(478,565)
Contract cost incurred		(16,022)	(11,122)	(4,216)
Property development expenditure		(88,899)	(65,085)	(23,394)
Purchase of finished goods		(1,787,950)	(1,636,322)	(470,513)
Staff costs		(363,028)	(358,629)	(95,534)
Depreciation and amortisation expenses		(318,606)	(328,427)	(83,844)
Deferred exchange losses on foreign currency borrowings written off		-	(91,827)	-
Provision on cessation of operations of subsidiary companies	3	-	(83,970)	-
Other operating expenses		(850,767)	(954,372)	(223,886)
(Loss)/profit from operations				
- continuing operations : existing		(45,834)	(19,388)	(12,062)
- continuing operations : new acquisitions	37(c)	1,250	1,278	329
- discontinued operations	38(c)	8,842	67,351	2,327
		(35,742)	49,241	(9,406)
Finance costs	4	(594,227)	(619,051)	(156,375)
Share in results of associated companies		(117,930)	(92,547)	(31,034)
Loss before taxation	5	(747,899)	(662,357)	(196,815)
Taxation	6	(77,694)	(62,108)	(20,446)
Loss after taxation		(825,593)	(724,465)	(217,261)
Minority interests		150,385	95,418	39,575
Loss attributable to shareholders of the Company		(675,208)	(629,047)	(177,686)
		Sen	Sen	Cents
Loss per share	9	(53.6)	(49.9)	(14.1)
Dividend per share	7	0.05	0.05	0.01

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2001

	Note	2001 RM'000	2000 RM'000	2001 USD'000
PROPERTY, PLANT AND EQUIPMENT	10	**5,701,823**	6,005,824	1,500,480
FOREST CONCESSIONS	11	**344,116**	354,912	90,557
ASSOCIATED COMPANIES	12	**1,163,977**	1,190,965	306,309
LAND AND DEVELOPMENT EXPENDITURE				
- NON CURRENT PORTION	20	**398,130**	259,821	104,771
INTEREST IN JOINT-VENTURES	14	**9,409**	8,867	2,476
HOTEL PROPERTY	15	**159,821**	159,821	42,058
INVESTMENT PROPERTIES	16	**807,104**	809,936	212,396
INVESTMENTS	17	**156,461**	193,905	41,174
DEFERRED EXPENDITURE	18	**122,148**	101,271	32,144
GOODWILL ON CONSOLIDATION		**228,855**	238,612	60,225
		9,091,844	9,323,934	2,392,590
CURRENT ASSETS				
Inventories	19	**943,008**	905,763	248,160
Land and development expenditure	20	**213,225**	387,703	56,112
Amount due from contract customers	21	**3,025**	3,758	796
Receivables	22	**1,637,978**	1,863,625	431,047
Deposits, cash and bank balances	23	**789,257**	810,747	207,699
		3,586,493	3,971,596	943,814
CURRENT LIABILITIES				
Payables	24	**3,193,869**	2,583,332	840,492
Provision for retrenchment benefit	25	**-**	5,053	-
Amount due to contract customers	21	**1,456**	1,353	383
Short term borrowings	26	**6,951,527**	7,207,888	1,829,349
Taxation		**248,964**	265,429	65,517
Proposed dividend		**453**	453	119
		10,396,269	10,063,508	2,735,860
NET CURRENT LIABILITIES		**(6,809,776)**	(6,091,912)	(1,792,046)
		2,282,068	3,232,022	600,544
Financed by:				
SHARE CAPITAL	27	**629,797**	629,797	165,736
RESERVES	28	**(1,099,811)**	(437,570)	(289,424)
SHAREHOLDERS' FUNDS		**(470,014)**	192,227	(123,688)
MINORITY INTERESTS		**2,073,668**	2,309,312	545,702
LONG TERM BORROWINGS	29	**583,503**	549,276	153,553
DEFERRED PAYABLES	30	**19,820**	102,224	5,216
DEFERRED TAXATION	31	**75,091**	78,983	19,761
		2,282,068	3,232,022	600,544
		Sen	**Sen**	**Cents**
Net tangible assets per ordinary share of 50 sen each		**(65)**	(12)	(17)

The accompanying notes form an integral part of the financial statements.

INCOME STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	2001 RM'000	2000 RM'000	2001 USD'000
Revenue	2	164,002	137,862	43,158
Other operating income		14	70,120	4
Staff costs		(193)	(40)	(51)
Depreciation		(18)	-	(5)
Deferred exchange losses on foreign currency borrowings written off		-	(59,967)	-
Other operating expenses		(3,421)	(20,063)	(900)
Profit from operations		160,384	127,912	42,206
Finance costs	4	(220,833)	(218,508)	(58,114)
Loss for the financial year		(60,449)	(90,596)	(15,908)
		Sen	Sen	Cents
Dividend per share	7	0.05	0.05	0.01

The accompanying notes form an integral part of the financial statements.

BALANCE SHEET

AS AT 30 JUNE 2001

	Note	2001 RM'000	2000 RM'000	2001 USD'000
PROPERTY, PLANT AND EQUIPMENT	10	**256**	-	67
ASSOCIATED COMPANIES	12	**39,017**	12,347	10,268
SUBSIDIARY COMPANIES	13	**501,493**	503,393	131,972
INVESTMENTS	17	**11,574**	11,574	3,046
		552,340	527,314	145,353
CURRENT ASSETS				
Receivables	22	**3,821,558**	3,650,702	1,005,673
Deposits, cash and bank balances	23	**81,707**	74,406	21,502
		3,903,265	3,725,108	1,027,175
CURRENT LIABILITIES				
Payables	24	**2,082,770**	1,822,594	548,097
Short term borrowings	26	**1,469,952**	1,469,702	386,830
Taxation		**31,084**	27,606	8,180
Proposed dividend		**453**	453	119
		3,584,259	3,320,355	943,226
NET CURRENT ASSETS		**319,006**	404,753	83,949
		871,346	932,067	229,302
Financed by:				
SHARE CAPITAL	27	**629,797**	629,797	165,736
RESERVES	28	**241,368**	302,270	63,518
SHAREHOLDERS' FUNDS		**871,165**	932,067	229,254
DEFERRED PAYABLE	30	**181**	-	48
		871,346	932,067	229,302

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	2001 RM'000	2000 RM'000	2001 USD'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss before taxation		(747,899)	(662,357)	(196,815)
Adjustment for non-cash items, interests and dividend	36(a)	1,218,438	1,398,237	320,642
Operating profit before working capital changes		470,539	735,880	123,827
Increase in inventories		(69,342)	(32,518)	(18,248)
Decrease in land and development expenditure		30,041	74,769	7,905
Decrease/(Increase) in amount due from contract customers		796	(298)	209
Decrease in trade and other receivables		61,019	306,765	16,058
Increase/(Decrease) in trade and other payables		74,878	(142,806)	19,705
Increase/(Decrease) in amount due to contract customers		103	(734)	27
Cash generated from operations		568,034	941,058	149,483
Tax paid		(22,217)	(15,306)	(5,847)
Net cash inflow from operating activities		545,817	925,752	143,636
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment		(178,325)	(231,527)	(46,928)
Purchase of investments		(1,226)	(8,108)	(323)
Additional investment in subsidiary company		(7,342)	-	(1,932)
Purchase of subsidiary companies	37(e)	(5,181)	(8,630)	(1,363)
Purchase of associated companies		(50,338)	-	(13,247)
Purchase of hotel properties		-	(2,204)	-
Decrease/(Increase) in land and development expenditure - non current portion		10,751	(36,480)	2,829
Decrease/(Increase) in amount due from associated companies		3,355	(13,170)	883
Deferred expenditure incurred		(4,100)	(14,665)	(1,079)
Proceeds from disposal of property, plant and equipment		45,428	128,239	11,955
Proceeds from disposal of chocolate and confectionery division		39,085	-	10,286
Proceeds from disposal of associated companies		-	64,225	-
Proceeds from disposal of shares in an associated company		-	1,557	-
Proceeds from disposal of investment properties		6,309	27,140	1,660
Proceeds from disposal of investments		30,348	16,330	7,986
Proceeds from disposal of subsidiary companies, net of cash and bank balances disposed	38(d)	(23,170)	68,526	(6,097)
Proceeds from disposal of shares in subsidiary companies		-	42,407	-
Dividend received		8,476	11,836	2,231
Interest received		32,510	30,731	8,555
Net cash (outflow)/inflow from investing activities		(93,420)	76,207	(24,584)

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	2001 RM'000	2000 RM'000	2001 USD'000
CASH FLOWS FROM FINANCING ACTIVITIES				
Issue of shares to minority shareholders in subsidiary companies		**423**	54	111
Proceeds from issuance of share capital		**-**	399	-
Dividend paid		**(453)**	(453)	(119)
Dividend paid to minority interests		**(18,843)**	(30,353)	(4,959)
Net decrease in long term borrowings		**(458,844)**	(773,912)	(120,748)
Net increase in short term borrowings		**342,207**	464,393	90,054
Increase/(Decrease) in amount due to associated companies		**22,925**	(7,210)	6,033
Interest paid		**(249,456)**	(330,147)	(65,646)
(Increase)/Decrease in fixed deposits pledged		**(14,028)**	1,549	(3,691)
Decrease/(Increase) in fixed deposits earmarked for bond redemption		**32,180**	(154,600)	8,468
Net cash outflow from financing activities		**(343,889)**	(830,280)	(90,497)
Effects of exchange rate changes on cash and cash equivalents		**(990)**	(39)	(261)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**107,518**	171,640	28,294
Cash and cash equivalents at beginning of the financial year		**181,342**	9,702	47,722
CASH AND CASH EQUIVALENTS AT END OF THE FINANCIAL YEAR	36(b)	**288,860**	181,342	76,016

The accompanying notes form an integral part of the financial statements.

CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	2001 RM'000	2000 RM'000	2001 USD'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss before taxation		(60,449)	(90,596)	(15,908)
Adjustment for non-cash items, interests and dividends	36(a)	58,749	85,626	15,460
Operating loss before working capital changes		(1,700)	(4,970)	(448)
(Increase)/Decrease in other receivables		(16,559)	5,240	(4,357)
Increase in other payables		50,666	75,641	13,333
Cash generated from operations		32,407	75,911	8,528
Tax refunded		5,656	-	1,488
Net cash inflow from operating activities		38,063	75,911	10,016
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment		(1)	-	-
Purchase of investment		-	(80)	-
Purchase of associated company		(26,670)	-	(7,018)
Decrease in amount due from associated companies		2,325	73	612
Increase in amount due from subsidiary companies		(7,600)	(67,203)	(2,000)
Proceeds from disposal of subsidiary company		-	55,444	-
Interest received		717	464	189
Dividend received		400	-	105
Net cash outflow from investing activities		(30,829)	(11,302)	(8,112)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issuance of shares		-	399	-
Dividend paid		(453)	(453)	(119)
Net increase in short term borrowings		276	212	73
Decrease/(Increase) in fixed deposits earmarked for bond redemption		18,930	(72,600)	4,981
Net cash inflow/(outflow) from financing activities		18,753	(72,442)	4,935
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		25,987	(7,833)	6,839
Cash and cash equivalents at beginning of the financial year		(717)	7,116	(189)
CASH AND CASH EQUIVALENTS AT END OF THE FINANCIAL YEAR	36(b)	25,270	(717)	6,650

The accompanying notes form an integral part of the financial statements.

STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	Share Capital RM'000	Reserves RM'000	Total RM'000
GROUP				
Balance at 30 June 1999	27,28	629,557	263,553	893,110
Share issued		240	159	399
Reserve on consolidation		-	1,759	1,759
Deferred taxation provided for revaluation of plantation land		-	(3,738)	(3,738)
Decrease in share of revaluation surplus *due to decrease in shareholding in a* subsidiary company		-	(4,713)	(4,713)
Translation gain on net equity of foreign subsidiary companies		-	3,194	3,194
Equity accounting for share of net assets of local associated companies		-	8,981	8,981
Equity accounting for share of net assets of foreign associated companies		-	(46,046)	(46,046)
Realisation of reserve on disposal of subsidiary companies		-	(108,255)	(108,255)
Deferred exchange losses on foreign currency borrowings written off		-	77,036	77,036
Net loss for the financial year		-	(629,047)	(629,047)
Proposed dividend	7	-	(453)	(453)
Balance at 30 June 2000	27,28	629,797	(437,570)	192,227
Reserve on consolidation		-	5,580	5,580
Translation loss on net equity of foreign subsidiary companies		-	(5,365)	(5,365)
Equity accounting for share of net assets of local associated companies		-	(1,377)	(1,377)
Equity accounting for share of net assets of foreign associated companies		-	14,582	14,582
Net loss for the financial year		-	(675,208)	(675,208)
Proposed dividend	7	-	(453)	(453)
Balance at 30 June 2001	27,28	629,797	(1,099,811)	(470,014)

The accompanying notes form an integral part of the financial statements.

STATEMENT OF CHANGES IN EQUITY (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	Share Capital RM'000	Reserves RM'000	Total RM'000
COMPANY				
Balance at 30 June 1999	27,28	629,557	333,193	962,750
Share issued		240	159	399
Deferred exchange losses on foreign currency borrowings written off		-	59,967	59,967
Net loss for the financial year		-	(90,596)	(90,596)
Proposed dividend	7	-	(453)	(453)
Balance at 30 June 2000	27,28	629,797	302,270	932,067
Net loss for the financial year		-	(60,449)	(60,449)
Proposed dividend	7	-	(453)	(453)
Balance at 30 June 2001	27,28	629,797	241,368	871,165

The accompanying notes form an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2001

All amounts in RM'000 unless otherwise stated.

1.1 Going concern

The Group incurred a loss after taxation and minority interests of RM675.2 million during the financial year ended 30 June 2001. At that date, current liabilities of the Group exceeded current assets by RM6,809.8 million. As disclosed in notes 26 and 29 to the financial statements, the Group and the Company have not serviced some of its principal borrowings and interest charges. Certain principal bankers have frozen or withdrawn existing credit facilities of the Group and the Company.

As disclosed in the previous Directors' Report, the Board of Directors had approved a Group Wide Restructuring Scheme which will involve the restructuring of the Group's and the Company's debts and rationalisation of the Group structure whereby core businesses will be redefined and non-core businesses will be divested ("Initial Proposed GWRS").

In addition, certain subsidiary companies are presently re-negotiating with their bankers to extend the repayment schedules on existing term loans.

However, subsequent to the aforesaid, it became apparent that the growth of the Malaysian economy had reduced significantly and the economy faces the prospect of further slowdown due to the stronger than expected deceleration of growth in the economy of the United States of America, the continuing weakness of the Japanese economy and the uncertainties facing the global financial markets.

The weaker domestic economy had led to less favourable operating conditions which have necessitated a downward revision in the projected future cash flows from the key operating companies and projected divestment proceeds from the sale of non-peripheral assets, which are key sources of cash flows to support the proposed repayment of the debts to be restructured. Further, the level of indebtedness owing by the scheme companies whose debts are to be restructured has increased as a result of accruing interest.

In view of the foregoing, the following revisions have been made to the structure and terms of the various debt restructuring, asset divestment and corporate restructuring exercises proposed earlier under the Initial Proposed GWRS ("Revised Proposed GWRS"):

(i) Reduction of the share capital;
(ii) Reduction in the yield-to-maturity applicable to the Bonds and Consolidated and Rescheduled Debts to be issued to affected financial institution creditors ("FI-Creditors");
(iii) Waiver of certain principal portion of the Outstanding Principal Amounts by the affected FI-Creditors;
(iv) Longer repayment profile for the Bonds and Consolidated and Rescheduled Debts to be issued; and
(v) Reduction in the transaction values of assets to be transferred under the proposed corporate restructuring exercises.

The Directors are of the opinion that the restructuring scheme referred to above will be successfully implemented and the subsidiary companies will be able to obtain extended repayment schedules on existing term loans from their bankers. Accordingly, the Directors consider that it is appropriate to prepare the financial statements of the Group and the Company on a going concern basis. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts or to amounts and classification of liabilities that may be necessary if the Group and the Company is unable to continue as a going concern.

1.2 Basis of accounting

The financial statements have been prepared under the historical cost convention modified by the revaluation of certain assets and comply with applicable approved accounting standards issued by Malaysian Accounting Standards Board ("MASB") and the provisions of the Companies Act, 1965.

1.3 *Significant accounting policies*

a. Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating activities so as to obtain benefits from their activities. For those subsidiary companies acquired for less than two years and have a different financial year end, their last audited financial statements are adjusted for significant transactions or events which have occurred after their financial year end to the Group's financial year end and the adjusted financial statements have been used for the purpose of consolidation.

Under the acquisition method of accounting, the results of subsidiary companies acquired or disposed of during the financial year are included in the consolidated income statement from the date of their acquisition or up to the date of their disposal. All inter-company balances and transactions and unrealised surpluses and deficits on transactions between group companies have been eliminated on consolidation. Where necessary, accounting policies for subsidiary companies have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made of minority interests.

b. Goodwill and reserve on consolidation

Goodwill and reserve on consolidation represents the difference between the purchase price and the fair value of the net assets of subsidiary and associated companies at the date of acquisition. Goodwill and reserve on consolidation are amortised over a period of twenty five years. Goodwill is written down immediately through the income statement if there is a permanent diminution in its value.

c. Associated companies

Investments in associated companies are accounted for in the consolidated financial statements by the equity method of accounting. Associated companies are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associated companies but not control over those policies.

Equity accounting involves recognising in the income statement the Group's share of the results of associated companies for the financial year. The Group's investments in associated companies are carried in the balance sheet at an amount that reflects its share of the net assets of the associated companies and includes goodwill on acquisition. Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealised gain on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence on impairment of the asset transferred. Where necessary, in applying the equity method, adjustments are made to the financial statements of associated companies to ensure consistency of accounting policies within the Group.

When an associate holds an ownership interest in the Group, any profit or loss and any increment or decrement of net assets of the Group which the associate has accounted for in its financial statements, should be disregarded when the Group applies the equity method to account for its investment in the associate.

d. Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost or valuation less accumulated depreciation.

Freehold land is not amortised. Leasehold land and plantations are amortised over the period of the lease. Capital work-in-progress is not depreciated.

Depreciation of other property, plant and equipment is provided on the straight line basis to write off the cost or valuation of each asset over its estimated useful life.

The principal annual depreciation rates used are:

Buildings	2% - 10%
Leasehold land and plantations	2% - 5%
Plant and machinery	2% - 33.3%
Tools and equipment	10% - 20%
Furniture and office equipment	5% - 25%
Motor vehicles	13% - 20%

Any surplus arising from revaluation of property, plant and equipment will be taken to the revaluation reserve. A deficit is set-off against revaluation reserve only to the extent of a surplus credited from previous revaluations of the respective property, plant and equipment and the excess of the deficit is charged to the income statement.

On disposal of the property, plant and equipment, the balance of the revaluation reserve attributable to that property, plant and equipment is transferred directly to retained earnings.

e. **Finance leases/hire purchase**

Property, plant and equipment acquired under hire purchase are capitalised in the financial statements and are depreciated in accordance with the policy set out in Note 1.3 (d) above. The corresponding outstanding obligations due under hire purchase after deducting finance charges are included as liabilities in the financial statements. Finance charges are allocated to the income statements over the periods of the respective agreements.

f. **Recognition of income and cost on land and development expenditure**

Land and development expenditure consist of land under development, development expenditure and portion of profit attributable to development work performed todate, less applicable progress billings, provision for foreseeable loss and provision for decline in value. Land under development is stated at cost or at group cost. Development expenditure is stated at cost.

Provision for foreseeable loss is made for land and development expenditure based on losses estimated to arise upon the completion of the projects which are already in progress.

Finance costs incurred on the development of property projects are capitalised and included as part of development expenditure. However, capitalisation of finance costs is suspended during extended periods in which active development is interrupted.

Profit from sale of development properties is recognised, using the percentage-of-completion method, based on progress billings (which approximates cost basis), in respect of sales where agreements have been finalised by the end of the financial year.

g. **Investment properties**

Investment properties are investments in land and buildings held for long term purposes and are not occupied substantially for use by, or in the operations of the Group. Investment properties are stated at directors' valuation and are not depreciated. The directors' valuations are based on the latest valuation reports by independent firms of professional valuers using the open market basis. The investment properties will be revalued at least once in every five years. Any surplus arising from revaluation of investment properties will be taken to the revaluation reserve. A deficit is set-off against revaluation reserve only to the extent of a surplus credited from previous revaluations of the respective investment properties and the excess of the deficit is charged to the income statement.

On disposal of an investment property, the balance of the revaluation reserve attributable to that property is transferred directly to retained earnings.

h. **Hotel property**

Hotel property comprises hotel land, buildings and their integral plant and machineries.

Hotel property which is completed during the financial year is stated at cost. Hotel property is appraised periodically at least once in every five years. Any surplus arising from revaluation of hotel property will be taken to revaluation reserve. A deficit is set-off against revaluation reserve only to the extent of a surplus credited from previous revaluations of the respective hotel property and the excess of the deficit is charged to the income statement.

No depreciation is provided on hotel property. It is the Group's practice to maintain the property in such condition that its residual value is not diminished by the passage of time, and therefore, any element of depreciation is insignificant. The related maintenance expenditure is dealt with in the income statement.

i. **Investments**

Investment in subsidiary and associated companies and other investments are stated at cost and provision is made when the Directors are of the opinion that there is a permanent diminution in value of an investment.

j. **Deferred expenditure**

Deferred expenditure comprises pre-commercial production expenses, deferred charges and proprietary technology and patents.

Deferred charges are license fees which represent the acquisition cost of the design and manufacture rights and development expenditure that represent expenses incurred in the development of new and substantially improved products prior to commencement of commercial production.

Pre-commercial production expenses and deferred charges are amortised over a period not exceeding 10 years upon commencement of operations or commercial production. Proprietary technology and patents are stated at cost and are amortised on a straight line basis calculated to write off their costs over the expected period of future benefit which is estimated at 10 to 50 years.

Preliminary and pre-operating expenses are written off in the financial year it is incurred.

k. **Construction contracts**

The gross amount due from and to contract customers for contract works represents progress billings less cost of contract works incurred and profit attributable to contract works performed todate net of foreseeable loss.

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that contract costs incurred for work performed todate bear to the estimated total contract costs. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customers.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

l. **Inventories**

Marketable securities are stated at lower of cost and net realisable value. Cost is determined on a first-in first-out basis. Gains or losses on disposal of marketable securities and write down of marketable securities to market values are included in the income statement.

Completed property units for sale are valued at the lower of cost and net realisable value. Cost is determined using the specific identification method.

Other inventories are valued at the lower of cost and net realisable value. Cost is determined on a weighted average basis or by first-in-first-out or by specific identification. The cost of raw material comprises the original purchase price plus costs incurred in bringing the inventories to their present locations and conditions. The cost of finished goods comprise the cost of raw materials, direct labour, direct charge and a proportion of production overheads.

m. **Receivables**

Trade receivables are carried at anticipated realisable value. Bad debts are written off in the period in which they are identified. Provision for bad and doubtful debts is made based on estimates of possible losses which may arise from non-collection of certain debts.

n. **Deferred taxation**

Provision is made, on the liability method, for taxation deferred by capital allowances and other timing differences, except where the tax effects of such timing differences are not expected to reverse in the foreseeable future.

Deferred tax benefit is only recognised when there is a reasonable expectation of realisation in the near future.

o. **New planting, replanting and plantation development expenditure**

Expenditure incurred, less proceeds on sales, on new planting are capitalised under long term leasehold land and plantations until maturity.

Replanting expenditure is charged to the income statement in the year in which the expenditure is incurred.

Plantation development expenditure incurred in the establishment and development of tree plantations, including a proportion of the Group's forestry division general charges incurred in relation to the planting of trees, are capitalised under plantations. This expenditure is charged to the income statement when the trees are harvested upon maturity.

p. **Capitalisation of finance cost**

Finance cost incurred on specific and identifiable borrowings used to acquire land and buildings is capitalised until the assets are ready for their intended use.

q. **Revenue recognition**

Revenue are recognised upon delivery of products and customer acceptance, if any, or performance of services, net of sales taxes and discounts, and after eliminating sales within the Group.

Revenue from construction contracts are recognised on the percentage of completion method measured by reference to the surveys of work performed or completion of a physical proportion of the contract work. Recognition of contract revenue starts when the outcome of a contract can be estimated reliably.

Revenue from sale of development properties are recognised on the percentage of completion method. The stage of completion is determined based on the proportion of development cost incurred todate against the total estimated cost on projects where the outcome of the projects can be estimated reliably and are in respect of sales where agreements have been finalised by the end of the financial year.

Revenue from sales of land under development and completed property units are recognised when the agreements are executed.

Gross brokerage income and commissions earned from margin and trading accounts are recognised on receipt basis.

Tuition fees and other related fees receivable net of scholarships, rental, dividends and interest income are recognised on the accrual basis.

r. **Recognition of profit or loss in joint-ventures**

A company in which the Group has joint control over its financial and operating policy decisions and not being a subsidiary or an associated company is treated as a joint-venture company.

The results of the joint-ventures are accounted for by the equity method of accounting based on the audited financial statements of the joint-ventures made up to 30 June of each financial year to coincide with the Company's financial year end. Under the equity method of accounting, the Group's equity in net earnings of the joint-venture is included currently in the consolidated results.

s. **Forest concessions**

Forest concessions, which consist of two forest areas of 158,623 hectares and 118,000 hectares, are stated at valuation less accumulated amortisation. The 158,623 hectares and 118,000 hectares of concessions are amortised evenly over their estimated useful lives of 16 years and 99 years respectively.

t. **Cash and cash equivalents**

Cash and cash equivalents comprise cash at bank and in hand, bank overdraft, demand deposits and other short-term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

u. **Foreign currencies**

The financial statements are stated in Ringgit Malaysia.

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at the transaction dates or at contracted rates where applicable. Monetary assets and liabilities in foreign currencies at the financial year end are translated into Ringgit Malaysia at the rates of exchange ruling at that date or at contracted rates, where applicable. All exchange differences arising therefrom are included in the income statement, with the exception of exchange differences on loans obtained for acquiring property, plant and equipment which are capitalised.

Assets and liabilities of overseas subsidiaries, denominated in foreign currencies, are translated into Ringgit Malaysia at the exchange rates ruling at the financial year end. Results of operations of those foreign entities are translated at an average rate for the financial year which best approximates the exchange rates at the dates of the transactions. Exchange differences arising from the restatement at financial year end rates of the opening net investments in overseas subsidiaries are dealt with through reserves.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the Company and translated at the exchange rate ruling at the date of the transaction.

The closing rates used in the translation are as follows:

RM1	=	USD	0.26	(2000:	RM1	=	USD	0.26)
RM1	=	SGD	0.48	(2000:	RM1	=	SGD	0.46)
RM1	=	HK$	2.06	(2000:	RM1	=	HK$	2.06)
RM1	=	Peso	13.93	(2000:	RM1	=	Peso	11.52)
RM1	=	Rp	3,195	(2000:	RM1	=	Rp	2,421)
RM1	=	Rmb	2.18	(2000:	RM1	=	Rmb	2.18)

v. Retrenchment benefits

Provision is made in respect of cost of retrenchment benefits payable to employees based on percentages of their last drawn basic salaries and the number of completed years of service.

2. REVENUE

Revenue of the Group represents the sales of goods and services outside of the Group net of returns and allowances, gross brokerage income, commissions earned, the proportion of the aggregate sales value of property development projects sold attributable to the percentage of development work performed, sales value of land under development, proportion of the total contract values attributable to the percentage of construction work performed, sales value of completed property units, tuition fees and other related fees receivable net of scholarship, gross rental incomes, dividends and interest income. Revenue of the Company comprises dividends and interest income.

Analysis of revenue are as follows:

	GROUP		COMPANY	
	2001	2000	2001	2000
Sales of goods	4,728,009	4,886,443	-	-
Rendering of services	145,062	108,655	-	-
Progress billing	105,993	113,542	-	-
Construction contracts	18,141	13,027	-	-
Dividend income	402	582	2,062	2,819
Interest income	6,724	16,859	161,940	135,043
Rental income	82,594	102,693	-	-
Brokerage and commission income	39,339	119,125	-	-
Others	4,393	18,794	-	-
	5,130,657	5,379,720	164,002	137,862

3. PROVISION ON CESSATION OF OPERATIONS OF SUBSIDIARY COMPANIES

	GROUP		COMPANY	
	2001	2000	2001	2000
Diminution in assets value:				
Property, plant and equipment	-	60,404	-	-
Deferred expenditure	-	12,704	-	-
Receivables	-	2,081	-	-
Inventories	-	5,556	-	-
Retrenchment and retirement benefits	-	3,225	-	-
	-	83,970	-	-

4. FINANCE COSTS

	GROUP		COMPANY	
	2001	2000	2001	2000
Interest expenses on:				
Subsidiary companies balances	-	-	107,416	111,592
Bank overdrafts	26,560	32,087	224	221
Hire purchase	3,922	3,983	3	-
Term loans	436,505	442,719	59,018	47,718
Others	127,240	140,262	54,172	58,977
	594,227	619,051	220,833	218,508

5. LOSS BEFORE TAXATION

	GROUP		COMPANY	
	2001	**2000**	**2001**	**2000**
After charging:				
Depreciation	**283,195**	287,164	**18**	-
Directors' remuneration:				
- fees	**307**	300	**183**	215
- other emoluments	**359**	364	**122**	122
Benefit-in-kind received or receivable by directors	**51**	51	**32**	32
Auditors' remuneration:				
- current year	**2,058**	1,996	**35**	35
- underprovision in prior year	**36**	18	-	-
Amortisation of:				
- deferred expenditure	**13,009**	18,592	-	-
- forest concessions	**10,796**	10,796	-	-
- goodwill on consolidation	**11,606**	11,875	-	-
Rental of land and buildings	**61,838**	67,694	-	-
Hire of plant and machinery	**374**	996	-	-
Lease rental	**98**	1,933	-	-
Provision for doubtful debts	**121,793**	145,219	-	-
Provision for inventories obsolescence	**569**	6,503	-	-
Provision for retirement benefits	**493**	14	-	-
Provision for royalties	**466**	(537)	-	-
Provision for warranties	**289**	369	-	-
Loss on disposal of quoted investments	-	1,653	-	-
Loss on disposal of unquoted investments	-	13,819	-	-
Loss on dilution of associated company	-	6,823	-	-
Loss on dilution of subsidiary companies	-	15,161	-	-
Loss on liquidation of subsidiary companies	-	2,585	-	-
Loss on disposal of property, plant and equipment	**8,080**	5,442	-	-
Loss on foreign exchange				
- unrealised	**21,853**	10,796	-	-
Professional fees charged by a firm in which a director is a member	**704**	961	-	-
Property, plant and equipment written off	**5,184**	28,493	-	-
Waiver of principal owing by subsidiary companies	-	-	-	15,115
Bad debts written off	**23,745**	4,620	-	-
Deferred expenditure written off	**744**	40,980	-	-
Inventories written off	**1,631**	2,170	-	-
Provision for retrenchment benefits	**235**	-	-	-
Provision for diminution in value of:				
- marketable securities	**24,508**	-	-	-
- investments	**3,931**	-	-	-
- investment in subsidiary companies	-	-	**1,900**	-
Provision for compensation on late delivery	**25,832**	-	-	-
Provision for foreseeable loss on land and development project	**8,481**	-	-	-

	GROUP		COMPANY	
	2001	2000	2001	2000
And crediting:				
Rental income	111,474	110,273	-	-
Interest income from:				
- subsidiary companies	-	-	160,972	134,580
- others	33,519	30,949	968	463
Gross dividends from investments:				
Quoted in Malaysia				
- subsidiary companies	-	-	-	1
- associated companies	-	-	-	1
- others	550	9	400	-
Quoted outside Malaysia	1,972	110	-	-
Unquoted				
- subsidiary companies	-	-	1,662	2,817
- others	463	(2)	-	-
Gain on disposal of quoted investments	15,458	-	-	-
Gain on dilution of subsidiary company	187	-	-	-
Gain on liquidation of associated company	-	600	-	-
Gain on disposal of associated companies	-	14,558	-	-
Gain on disposal of subsidiary companies	2,273	51,593*	-	70,102*
Gain on disposal of investment properties	1,955	807	-	-
Gain on disposal of chocolate and confectionery division	3,782	-	-	-
Gain on foreign exchange - realised	4,388	4,289	-	-
Provision no longer required for diminution in value of marketable securities	-	3,071	-	-

* (net of RPGT of RM3.5 million)

6. TAXATION

	GROUP		COMPANY	
	2001	2000	2001	2000
Current:				
Malaysian	23,432	47,299	-	-
Foreign	44,663	28,917	-	-
Recovery of tax deducted at source on dividends received and receivable from subsidiary companies	(6,551)	(17,457)	-	-
Under provision in prior years	7,487	3,385	-	-
Deferred taxation	(726)	(6,762)	-	-
	68,305	55,382	-	-
Share of taxation of associated companies:				
Malaysian	5,477	4,823	-	-
Foreign	3,912	1,903	-	-
	77,694	62,108	-	-

The taxation charge of the Group is in respect of certain profitable subsidiary companies.

The Company has an estimated accumulated tax exempt retained profit of RM24.8 million (2000: RM24.8 million) available for the payment of tax exempt dividends. The Company also has sufficient tax credits under Section 108 of the Income Tax Act, 1967 to frank approximately RM67.3 million (2000: RM67.9 million) of the retained profits, if paid out as dividends. The amounts are subject to agreement with the tax authorities.

7. DIVIDENDS

	GROUP AND COMPANY	
	2001	**2000**
Proposed first and final dividend of 0.05 sen per share less 28% income tax (2000: 0.05 sen per share less 28% income tax)	**453**	453

8. TRANSFERRED FROM/(TO) CAPITAL RESERVE

	GROUP	
	2001	**2000**
Forest concessions reserve realised on amortisation	**7,005**	6,748
Revaluation reserve realised on disposal of land	**10,605**	72,447
Revaluation reserve realised on disposal of investment properties	**276**	2,186
Capital reserves realised upon dilution of shareholding in an associated company	**-**	5,138
Transfer to asset redemption reserve	**-**	(627)
Capital redemption reserves realised upon disposal of shares in a subsidiary company	**-**	300
Transfer to capital reserve upon redemption of preference shares	**-**	(420)
Transfer to revenue reserve	**729**	-
Transfer to capital reserves by the Group's subsidiary companies in the People's Republic of China in accordance with the accounting regulations in that country and are not available for payment of dividends	**(4,773)**	(2,014)
	13,842	83,758

9. LOSS PER SHARE

The loss per share is calculated by dividing the Group's loss after tax and minority interests of RM675.2 million (2000: RM629.0 million) by the 1,259.6 million (2000: 1,259.4 million) weighted average number of shares of the Company in issue during the financial year.

The fully diluted earnings per share is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's ESOS have no dilutive effect due to the exercise price being above the average market value of the Company's shares.

10. PROPERTY, PLANT AND EQUIPMENT

	Land, plantations and buildings	Plant, machinery, tools and equipment	Furniture and office equipment	Motor vehicles	Capital work-in-progress	Total
GROUP						
COST OR VALUATION						
At 1 July 2000	2,468,128	3,347,151	342,494	74,806	1,460,213	7,692,792
Additions	34,137	42,276	24,084	7,269	149,300	257,066
Disposals	(43,327)	(74,946)	(11,787)	(6,046)	(741)	(136,847)
Acquisitions less divestments of subsidiaries	(30,254)	(99,403)	(2,750)	(2,779)	(7,363)	(142,549)
Exchange difference	(489)	424	(3)	(1,289)	(9,499)	(10,856)
Transfers	94,386	470,737	321	653	(653,798)	(87,701)
Written off	(720)	(10,095)	(8,746)	(159)	-	(19,720)
At 30 June 2001	2,521,861	3,676,144	343,613	72,455	938,112	7,552,185
Representing items at:						
Cost	1,939,413	3,676,144	343,613	72,455	938,112	6,969,737
Valuation	582,448	-	-	-	-	582,448
	2,521,861	3,676,144	343,613	72,455	938,112	7,552,185
ACCUMULATED DEPRECIATION						
At 1 July 2000	239,670	1,193,839	206,582	46,877	-	1,686,968
Charge for the financial year	66,879	180,079	36,746	7,676	-	291,380
Disposals	(3,730)	(29,247)	(10,000)	(5,058)	-	(48,035)
Acquisitions less divestments of subsidiaries	(16,322)	(44,830)	(2,106)	(1,184)	-	(64,442)
Exchange difference	48	11	7	(204)	-	(138)
Transfers	167	689	(548)	(1,143)	-	(835)
Written off	(315)	(6,245)	(7,920)	(56)	-	(14,536)
At 30 June 2001	286,397	1,294,296	222,761	46,908	-	1,850,362
Representing items at:						
Cost	254,406	1,294,296	222,761	46,908	-	1,818,371
Valuation	31,991	-	-	-	-	31,991
	286,397	1,294,296	222,761	46,908	-	1,850,362

	Land, plantations and buildings	Plant, machinery, tools and equipment	Furniture and office equipment	Motor vehicles	Capital work-in-progress	Total
GROUP						
NET BOOK VALUE						
At 30 June 2001						
At cost	1,685,007	2,381,848	120,852	25,547	938,112	5,151,366
At valuation	550,457	-	-	-	-	550,457
	2,235,464	2,381,848	120,852	25,547	938,112	5,701,823
At 30 June 2000						
At cost	1,632,927	2,153,312	135,912	27,929	1,460,213	5,410,293
At valuation	595,531	-	-	-	-	595,531
	2,228,458	2,153,312	135,912	27,929	1,460,213	6,005,824
Depreciation charge for the financial year ended 30 June 2000	68,847	173,677	38,187	10,206	-	290,917

The net book value of property, plant and equipment acquired under hire purchase are as follows:

At 30 June 2001	-	13,178	5,786	2,066	-	21,030
At 30 June 2000	-	18,972	3,746	4,170	1,265	28,153

	Office equipment	Motor vehicle	Total
COMPANY			
COST			
At 1 July 2000	-	-	-
Additions	1	273	274
Disposals	-	-	-
At 30 June 2001	1	273	274
ACCUMULATED DEPRECIATION			
At 1 July 2000	-	-	-
Charge for the financial year	-	18	18
Disposals	-	-	-
At 30 June 2001	-	18	18

COMPANY	Office equipment	Motor vehicle	Total
NET BOOK VALUE			
At 30 June 2001	1	255	256
At 30 June 2000	-	-	-
Depreciation charge for the financial year ended 30 June 2000	-	-	-

The net book value of property, plant and equipment acquired under hire purchase is as follows:

At 30 June 2001	-	255	255
At 30 June 2000	-	-	-

(a) Analysis of land, plantations and buildings are as follows:

GROUP	Freehold land and buildings	Long term leasehold land, plantations and buildings	Short term leasehold land and buildings	Total
COST OR VALUATION				
At 1 July 2000	977,465	1,097,705	392,958	2,468,128
Additions	2,997	27,055	4,085	34,137
Disposals	(28,435)	(14,832)	(60)	(43,327)
Acquisitions less divestments of subsidiaries	-	-	(30,254)	(30,254)
Exchange difference	(838)	185	164	(489)
Transfers	69,087	21,699	3,600	94,386
Written off	-	(257)	(463)	(720)
At 30 June 2001	1,020,276	1,131,555	370,030	2,521,861
Representing items at:				
Cost	494,828	1,074,555	370,030	1,939,413
Valuation	525,448	57,000	-	582,448
	1,020,276	1,131,555	370,030	2,521,861

	Freehold land and buildings	Long term leasehold land, plantations and buildings	Short term leasehold land and buildings	Total
GROUP				
ACCUMULATED DEPRECIATION				
At 1 July 2000	35,170	141,242	63,258	239,670
Charge for the financial year	12,230	42,787	11,862	66,879
Disposals	(863)	(2,864)	(3)	(3,730)
Acquisitions less divestments of subsidiaries	-	-	(16,322)	(16,322)
Exchange difference	5	24	19	48
Transfers	(326)	482	11	167
Written off	-	(34)	(281)	(315)
At 30 June 2001	46,216	181,637	58,544	286,397
Representing items at:				
Cost	46,216	149,646	58,544	254,406
Valuation	-	31,991	-	31,991
	46,216	181,637	58,544	286,397
NET BOOK VALUE				
At 30 June 2001				
At cost	448,612	924,909	311,486	1,685,007
At valuation	525,448	25,009	-	550,457
	974,060	949,918	311,486	2,235,464
At 30 June 2000				
At cost	373,457	929,770	329,700	1,632,927
At valuation	568,838	26,693	-	595,531
	942,295	956,463	329,700	2,228,458
Depreciation charge for the financial year ended 30 June 2000	13,316	43,822	11,709	68,847

(b) Certain land and buildings stated at valuation are as follows:

	Long term leasehold land and buildings	Freehold land
GROUP		
At 1982 valuation	57,000	-
At 1998 valuation	-	525,448

The valuations were made by the Directors based on independent valuation reports carried out by firms of professional valuers and surveyors on an open market value basis.

The Directors have applied the transitional provisions of International Accounting Standards No. 16 (Revised) Property, Plant and Equipment as adopted by Malaysian Accounting Standards Board which allow the long term leasehold land and buildings to be stated at their 1982 valuations less depreciation. Accordingly, these valuations have not been updated.

The long term leasehold land and buildings if stated at cost less depreciation would amount to RM6.9 million (2000: RM8.0 million).

(c) The land titles of certain pieces of the freehold and leasehold land of the subsidiary companies have yet to be registered in the name of the subsidiary companies.

(d) The additions to long term leasehold land, plantations and buildings and capital work-in-progress of the Group for the financial year include loan interest of RM30.9 million (2000: RM41.0 million) and depreciation of RM405,000 (2000: RM274,000).

(e) Property, plant and equipment with carrying value totalling RM0.7 billion (2000: RM0.7 billion) have been pledged as securities for the term loans of certain subsidiary companies.

(f) The depreciation charge of the Group is allocated as follows:

	GROUP	
	2001	2000
Income statement	283,195	287,164
Contract costs	63	84
Inventories	7,717	3,263
Capitalised in property, plant and equipment	405	274
Capitalised in land and development expenditure	-	132
	291,380	290,917

11. FOREST CONCESSIONS

	GROUP	
	2001	2000
Forest concessions - at valuation	388,200	388,200
Cumulative amortisation	(44,084)	(33,288)
Net	344,116	354,912

The forest concessions consist of two forest areas with a total area of 276,623 hectares. The Group's forest concessions were revalued by the Directors based on independent valuation reports by a firm of professional valuers and surveyors on an open market value basis. The values attributable to the concessions of 158,623 hectares and 118,000 hectares are RM131,200,000 and RM257,000,000 respectively. The 158,623 hectares and 118,000 hectares of concessions are amortised over 16 and 99 years respectively.

12. ASSOCIATED COMPANIES

	GROUP		COMPANY	
	2001	2000	2001	2000
Quoted shares - at cost (less accumulated amortisation of premium on acquisition of RM11.1 million (2000: RM9.3 million) for the Group)	157,015	158,857	997	997
Quoted warrants - at cost	31,239	31,267	-	-
Unquoted shares - at cost	881,051	789,440	38,020	11,350
Share in post acquisition profits and reserves less losses	94,672	211,401	-	-
	1,163,977	1,190,965	39,017	12,347
Market value - quoted shares	153,366	201,772	476	1,041
- quoted warrants	5,947	34,646	-	-

The Group's interest in the associated companies is analysed as follows:

	GROUP	
	2001	2000
Share of net assets	1,128,760	1,153,895
Premium on acquisition less accumulated amortisation of RM11.1 million (2000: RM9.3 million)	35,217	37,070
	1,163,977	1,190,965

The Group's unrecognised share of losses of associated companies for the financial year are as follows:

	GROUP	
	2001	2000
At beginning of the financial year	(2,144)	(2,679)
Share of profits not recognised during the financial year	291	535
At the end of the financial year	(1,853)	(2,144)

The associated companies are:

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Accounting Year End	Principal Activities
Amalgamated Containers Berhad	Malaysia	1.33 # 27.61	1.33 # 27.61	30 June	Investment holding
Asia Chase Limited	Hong Kong	50	50	30 June	# Investment holding
Bonuskad Loyalty Sdn Bhd	Malaysia	25	25	31 December	# Providing marketing services by means of "Bonuslink Loyalty Programme"
Changchun Changlin Engine Co Ltd	China	49	49	31 December	# Manufacture of engine
Changchun Changlin Motorcycle Co Ltd	China	49	49	31 December	# Manufacture of motorcycles
Davids Distribution Sdn Bhd (under court liquidation)	Malaysia	49.16	49.16	30 June	# Ceased operation
eCyberChina Holdings Limited	Hong Kong	12.95	23	30 June	# Property and investment holding
Inner Mongolia Leadar Parkson Plaza Co Ltd	China	25	25	31 December	# Retailing
Inverfin Sdn Bhd	Malaysia	20	20	31 December	Property investment, development and management
Lion Corporation Berhad **	Malaysia	20.20	20.20	30 June	# Investment holding
Malaysia British Assurance Berhad	Malaysia	30.98	31.58	30 June	# Underwriting general insurance
Megasteel Sdn Bhd	Malaysia	39.99	39.99	30 June	# Manufacture of hot rolled coils, bands, plates and sheets
Moorfield Investment Pte Ltd	Singapore	30	30	30 April	# Investment holding
Qingdao No 1 Parkson Co Ltd	China	50	50	31 December	# Property development and retailing
Rosemount Investment Pte Ltd	Singapore	30	30	30 April	# Investment holding
Steel Industries (Sabah) Sdn Bhd	Malaysia	20	20	31 December	Manufacture of steel bars

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Accounting Year End	Principal Activities
CMS Steel Berhad (formerly known as Steel Industry Sarawak Berhad)	Malaysia	20	20	31 December	Manufacture and sale of steel bars and wire rods
Shanghai Nine Sea Lion Properties Management Co Ltd	China	35	35	31 December	# Property management
Associated companies of Angkasa Marketing Berhad					
Anhui Jianghuai Automotive Chassis Co Ltd	China	24.5	-	31 December	Manufacture and sale of automotive chassis and gearbox components
Hicom-Suzuki Manufacturing Malaysia Sdn Bhd	Malaysia	24	24	31 March	Manufacture and assembly of motorcycle engines
Nanjing Jincheng Machinery Co Ltd	China	47.7	47.7	31 December	Manufacture of motorcycles
Jiangxi Fuqi Motor Co Ltd	China	50	50	31 December	Assembly and sale of 4-wheel drive vehicles and related components
Hefei Jianghuai Automotive Co Ltd	China	25	25	31 December	Manufacture and sale of commercial trucks, agriculture vehicles and car components
Hunan Changfa Automobile Engine Co Ltd	China	50	50	31 December	Manufacture of automotive engine
Tianjin Zhaoxia Motorcycle Technical Development Co Ltd	China	40	63	31 December	Research and development
Associated companies of Chocolate Products (Malaysia) Berhad					
Ningbo Lion Brewery Co Ltd	China	44.71	55	31 December	Beer brewing
Ningbo Lion Beer Sales Co Ltd*	China	-	20	31 December	Trading and wholesale of beer, beverages and other beer production

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Accounting Year End	Principal Activities
Associated companies of Lion Land Berhad					
Angkasa Welded Mesh Pte Ltd	Singapore	49	49	30 June	Dormant
Changchun Sanjia Carburettor Co Ltd	China	50	50	31 December	Manufacture of carburettors
CH-Lion Reinforcing Steel Sdn Bhd	Malaysia	20	-	31 December	Cutting and bending steel bars for sale
Hubei Zenith Heilen Pharmaceutical Co Ltd*	China	25	25	31 December	Manufacture and sale of pharmaceutical products
Kamiya Corporation Sdn Bhd	Malaysia	27.5	27.5	30 June	Property development (yet to commence operations)
Sereka Jaya Sdn Bhd	Malaysia	50	50	31 December	Property development (yet to commence operations)
Teck Chiang Investments Pte Ltd	Singapore	50	50	30 June	Dormant
Tianjin Huali Motor Co Ltd*	China	25	25	31 December	Manufacture of commercial vehicles
Wuhan Wushang & Parkson Enterprise Development Co Ltd	China	50	50	31 December	Mixed commercial property development cum cash and carry retail business
Associated companies of Posim Berhad					
Kinabalu Motor Assembly Sendirian Berhad	Malaysia	20	20	30 June	Assembly of Isuzu range of motor vehicles

** Lion Corporation Berhad holds 29.4% (2000: 29.4%) equity interest in Amsteel Corporation Berhad as at the financial year end.

\# Holding in equity by subsidiary company.

* The Group has not accounted for the investment in these associated companies under the equity method of accounting as the Directors are of the opinion that the Group is not in a position to exercise significant influence in their management. Accordingly, the investment costs or group costs have been included under the other investments (Note 17).

13. SUBSIDIARY COMPANIES

	COMPANY 2001	COMPANY 2000
Quoted shares at cost	3,244	3,244
Unquoted shares at cost	570,166	570,166
	573,410	573,410
Less: Provision for diminution in value	(71,917)	(70,017)
	501,493	503,393
Market value of quoted shares	401	974

The subsidiary companies are:

Name of Company	Country of Incorporation	Holding in Equity 2001 %	Holding in Equity 2000 %	Principal Activities
Akurjaya Sdn Bhd	Malaysia	70	70	Investment holding, plantation management and property development
Amalgamated Rolling Mill Sdn Bhd	Malaysia	100	100	Ceased operation
Ambang Jaya Sdn Bhd	Malaysia	100	100	Investment holding
Amsteel Capital Holdings Sdn Bhd	Malaysia	100	100	Investment holding
Angkasa Marketing (Singapore) Pte Ltd*	Singapore	100	100	Investment holding
Avenel Sdn Bhd	Malaysia	55 # 45	55 # 45	Investment holding
Ayer Keroh Resort Sdn Bhd	Malaysia	70	70	Investment holding and property development
Bungawang Sdn Berhad	Malaysia	70	70	Investment holding
Crystavel Sdn Bhd	Malaysia	99.8	99.8	Investment holding
Exuniq Sdn Bhd	Malaysia	100	100	Investment holding
Harbour Home Sdn Bhd	Malaysia	100	100	Investment holding
Lion Gateway Parade Sdn Bhd	Malaysia	51	51	Property contractor and developer
Lion Metal Industries Sdn Bhd	Malaysia	100	100	Provision of storage facilities

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Principal Activities
Lion Plantations Sdn Bhd	Malaysia	70	70	Investment holding
Lion Seatings Sdn Bhd	Malaysia	100	100	Ceased operation
Lion Tooling Sdn Bhd	Malaysia	100	100	Manufacture and sale of tools and dies
Mastrama Sdn Bhd	Malaysia	100	100	Management services
Megasteel HBI Sdn Bhd	Malaysia	100	100	Dormant
Optima Jaya Sdn Bhd	Malaysia	100	100	Investment holding and hotel business
Singa Logistics Sdn Bhd	Malaysia	100	100	Provision of transportation services
Timuriang Sdn Bhd	Malaysia	100	100	Investment holding and operation of departmental stores
Visionwell Sdn Bhd	Malaysia	80	80	Investment holding and property development
Ambang Maju Sdn Bhd	Malaysia	70	70	# Investment holding
AMS Securities (S) Pte Ltd*	Singapore	100	100	# Ceased operation
Amsteel Asset Management (M) Sdn Bhd*	Malaysia	100	100	# Dormant
Amsteel Derivatives Limited*	British Virgin Islands	-	100	# Proprietary trading
Amsteel Equity Nominees (Asing) Sdn Bhd*	Malaysia	100	100	# Provision of nominee services
Amsteel Equity Nominees (Tempatan) Sdn Bhd*	Malaysia	100	100	# Provision of nominee services
Amsteel Equity Realty (M) Sdn Bhd*	Malaysia	100	100	# Property investment and management
Amsteel Finance (HK) Ltd*	Hong Kong	100	100	# Provision of administrative services and money lender
Amsteel Finance International BV*	The Netherlands	100	100	# Fund raising
Amsteel Futures (HK) Limited*	Hong Kong	-	100	# Futures dealer
Amsteel Holdings (HK) Limited*	Hong Kong	100	100	# Investment holding

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Principal Activities
Amsteel Holdings Philippines, Inc.*	Philippines	100	100	# Investment holding
Amsteel Nominees (HK) Ltd*	Hong Kong	-	100	# Nominee services
Amsteel Research (HK) Ltd*	Hong Kong	100	100	# Economic research
Amsteel Research (M) Sdn Bhd*	Malaysia	100	100	# Dormant
Amsteel Securities (Far East) Limited*	United Kingdom	100	100	# Ceased operation
Amsteel Securities (HK) Limited*	Hong Kong	-	100	# Securities dealer
Amsteel Securities (M) Sdn Bhd*	Malaysia	**83.78**	83.78	# Stockbroking
Amsteel Securities Philippines, Inc.*	Philippines	100	100	# Ceased operation
Amsteel Strategic Investors Alliance, Inc*	Philippines	100	100	# Provision of financial management and investment advisory services
Amsteel Venture Sdn Bhd	Malaysia	100	100	# Dormant
Andalas Development Sdn Bhd	Malaysia	100	100	# Property development
Angkasa China Investment Limited* (De-registered)	British Virgin Islands	-	100	# Dormant
Angkasa Hong Kong Investment Limited* (De-registered)	British Virgin Islands	-	100	# Dormant
Angkasa International Trading Limited* (De-registered)	British Virgin Islands	-	100	# Dormant
Angkasa Logistic Pte Ltd*	Singapore	100	100	# Transportation and logistic services
Angkasa Marketing Berhad	Malaysia	**58**	58	# Investment holding and sale and distribution of steel products
Angkasa Strategic Limited*	Hong Kong	100	100	# Dormant
Anika Developments Sdn Bhd	Malaysia	100	100	# Contract management

Name of Company	Country of Incorporation	Holding in Equity, 2001 %	2000 %	Principal Activities
Aquabio Holdings Sdn Bhd	Malaysia	100	100	# Investment holding
Araprop Development Sdn Bhd	Malaysia	100	100	# Property development
Arus Setia Sdn Bhd	Malaysia	100	100	# Ceased operation
Bandar Akademia Sdn Bhd	Malaysia	100	100	# Real estate development
Bandar Akademia Corporation (M) Sdn Bhd	Malaysia	100	100	# Real estate development
Beijing Future Century E-business Co Ltd*	China	51	-	# Research and development of computer software
Beijing Parkson Light Industry Development Co Ltd*	China	65	70	# Property development and retailing
Benecorp Sdn Bhd	Malaysia	100	100	# Operations of retail outlets selling clothes, apparels and related accessories
Brewood Investment Pte Ltd*	Singapore	70	70	# Investment holding
Budmouth Limited*	Hong Kong	100	100	# Investment holding
Chembong Malay Rubber Company (1920) Limited	United Kingdom	100	100	# Cultivation of rubber and oil palm
Chocolate Products (Malaysia) Berhad*	Malaysia	0.15 # 59.34	0.15 # 59.34	Investment holding and management services
Chongqing Wang Yu Parkson Plaza Co Ltd*	China	70	70	# Retailing
Cibber Limited*	Hong Kong	100	100	# Investment holding
Cockington Limited*	Hong Kong	100	100	# Dormant
Cornelian Star (S) Pte Ltd*	Singapore	70	70	# Investment holding
Croydon Investment Pte Ltd*	Singapore	70	70	# Investment holding
Dalian Tianhe Parkson Shopping Center Co Ltd*	China	60	60	# Retailing
Datavest Sdn Bhd	Malaysia	100	100	# Investment holding

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Principal Activities
Davids Warehousing Sdn Bhd* (under voluntary liquidation)	Malaysia	51	51	# Ceased operation
Dawson Investment Pte Ltd*	Singapore	70	70	# Investment holding
Eusden Limited*	Hong Kong	100	100	# Dormant
Excellent Strategy Sdn Bhd*	Malaysia	60	60	# Hospital and healthcare services and provision of higher education and training courses for nurses, paramedical personnels and other healthcare professionals
Exonbury Limited*	Hong Kong	100	100	# Investment holding
Farringdon Investment Pte Ltd*	Singapore	70	70	# Investment holding
Gateway Management Sdn Bhd	Malaysia	100	100	# Property management
Geldart Investment Pte Ltd*	Singapore	100	100	# Investment holding
Henrietta Rubber Estate Limited	United Kingdom	100	100	# Cultivation of rubber and oil palm
Hiap Joo Chong Realty Sdn Bhd	Malaysia	73	73	# Property investment
Hy-Line Berhad	Malaysia	100	100	# Operation and management of golf and country club
Infojati Trading Sdn Bhd	Malaysia	100	100	# Dormant
Intel Consultants Ltd*	Hong Kong	100	100	# Treasury investment
Jilin Motor City Park Hotel Co Ltd*	China	60	60	# Ownership and operation of a hotel
Khidmat Kelana (M) Sdn Bhd	Malaysia	100	100	# Investment holding
KL Home, Garden and Leisure Centre Sdn Bhd	Malaysia	100	100	# Investment holding
Kobayashi Optical Sdn Bhd	Malaysia	70	70	# Ceased operation
Kobayashi Optical (S) Pte Ltd*	Singapore	100	50	# Dormant

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Principal Activities
Konming Investments Limited*	Hong Kong	100	100	# Securities trading
Kuala Pahi Development Company Limited	United Kingdom	100	100	# Cultivation of rubber and oil palm in Malaysia
Limerick Investment Pte Ltd*	Singapore	70	70	# Investment holding
Lion Asia Investment Pte Ltd*	Singapore	82.50	82.50	# Investment holding
Lion Commodities And Futures Trading Sdn Bhd	Malaysia	100	100	# Dormant
Lion Ipoh Parade Sdn Bhd	Malaysia	100	100	# Property development and investment holding
Lion Jianmin Pte Ltd*	Singapore	60	60	# Investment holding
Lion Land Berhad*	Malaysia	0.17 #50.31	0.17 #50.31	Investment holding and property development
Lion Mutiara Parade Sdn Bhd	Malaysia	60	60	# Property development
Lion Seremban Parade Sdn Bhd	Malaysia	70	70	# Property development and property investment holding
Masbeef Sdn Bhd	Malaysia	100	100	# Investment holding
Masoni Investment Pte Ltd*	Singapore	100	100	# Investment holding
MBLI Bulking and Trading Pte Ltd*	Singapore	100	100	# Dormant
Mianyang Fulin Parkson Plaza Co Ltd*	China	70	70	# Retailing
Natvest Parkson Sdn Bhd	Malaysia	100	100	# Investment holding
P T Amsteel Securities Indonesia*	Indonesia	85	85	# Ceased operation
P T Kebunaria*	Indonesia	70	70	# Cultivation of oil palm and processing of palm oil
Pacific Credit Leasing Sdn Bhd	Malaysia	100	100	# Money lender
Parkson Corporation Sdn Bhd	Malaysia	100	100	# Operation of departmental stores

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Principal Activities
Parkson's Holdings (S) Pte Ltd*	Singapore	100	100	# Investment holding
Parkson's Investments Limited*	United Kingdom	100	100	# Dormant
Parkson Glomart Pte Ltd*	Singapore	100	100	# Investment holding
Parkson Investment Pte Ltd*	Singapore	100	100	# Investment holding
Parkson Management Pte Ltd*	Singapore	100	100	# Investment holding
Parkson Pacific Pte Ltd*	Singapore	100	100	# Investment holding
Parkson Retail Consulting and Management Sdn Bhd	Malaysia	100	100	# Investment holding, consultancy and management
Parkson Superstore (HK) Limited*	Hong Kong	100	100	# Dormant
Parkson Supplies Pte Ltd*	Singapore	100	100	# Investment holding
Parkson Venture Pte Ltd*	Singapore	100	100	# Investment holding
Peridang (M) Sdn Bhd	Malaysia	100	100	# Rental of plant and machinery
Pine Castle Sdn Bhd*	Malaysia	100	100	# Retreading tyres
Plantations Management Services (Sabah) Sdn Bhd	Malaysia	100	100	# Investment holding
Posim Berhad*	Malaysia	83.70	83.77	# Investment holding, trading and distribution of building materials and agricultural products
Qingdao Croydon Investment Co Ltd*	China	100	100	# Dormant
Qingdao Dawson Investment Co Ltd*	China	100	100	# Dormant
Romiti Limited*	Hong Kong	100	100	# Investment holding
Rosenblum Investments Pte Ltd*	Singapore	100	-	# Investment holding

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Principal Activities
Salient Care Sdn Bhd	Malaysia	70	70	# Dormant
Sea World Attraction Sdn Bhd	Malaysia	100	100	# Dormant
Secom (Malaysia) Sdn Bhd*	Malaysia	51	51	# Dealers of security communication equipment
Segamat Land Berhad	Malaysia	100	100	# Ceased operation
Serbadagang Holdings Sdn Bhd	Malaysia	100	100	# Investment holding
Shanghai Hengda Parkson Department Store Co Ltd* (under liquidation)	China	97	97	# Ceased operation
Shanghai Lion Asia Investment Consulting Co Ltd*	China	100	100	# Consultancy and advisory services
Shanghai Lion Food Industry Co Ltd*	China	93.79	93.79	# Ceased operation
Shanghai Lion Garment Industry Co Ltd*	China	100	100	# Dormant
Shanghai Lion Parkson Investment Consultant Co Ltd*	China	100	100	# Provision of investment and consultancy services
Shanghai Ninesea Parkson Plaza Co Ltd*	China	100	100	# Retailing, food and beverage and entertainment business
Shanghai Parkson Decorations Industry Co Ltd*	China	100	100	# Retailing of fashion products
Sichuan Hezheng Parkson Plaza Co Ltd*	China	90	90	# Retailing
Silverstone Berhad*	Malaysia	0.23 #52.11	0.23 #52.11	Manufacture and sale of tyres, rubber compound and other related rubber products
Silverstone Marketing Sdn Bhd*	Malaysia	100	100	# Distribution of tyres, rubber compound and other related products
Silverstone Tire & Rubber (UK) Company Limited*	United Kingdom	100	100	# Sale and distribution of tyres
Silverstone Tyreplus Pty Ltd*	Australia	100	100	# Dormant

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Principal Activities
Stowinco Sdn Bhd	Malaysia	100	100	# Investment holding
Subang Parade Management Sdn Bhd	Malaysia	100	100	# Dormant
Sukhothai Food Sdn Bhd	Malaysia	100	100	# Investment holding
Superior Achievement Sdn Bhd	Malaysia	100	100	# Investment holding
Terunaraya Sdn Bhd	Malaysia	100	100	# Dormant
Tetap Bebas Sdn Bhd	Malaysia	100	100	# Dormant
The Brooklands Selangor Rubber Company Limited	United Kingdom	100	100	# Cultivation of rubber and oil palm, processing of palm oil and property development
The Lenggeng Rubber Company Limited	United Kingdom	100	100	# Cultivation of rubber and oil palm
Umatrac Enterprises Sdn Bhd	Malaysia	100	100	# Investment holding
WGD Retail Consultancy Sdn Bhd	Malaysia	100	100	# Provision of retail design consultancy services and sale of shoes
Wuxi Sanyang Parkson Co Ltd*	China	60	60	# Retailling
Xian Lucky King Parkson Plaza Co Ltd*	China	51	51	# Retailing
Xtra Supercenter Sdn Bhd	Malaysia	100	100	# Operation of hypermarkets
Yangzhou Parkson Plaza Co Ltd*	China	55	55	# Retailing
Subsidiaries of Angkasa Marketing Berhad				
AMB Aerovest Limited*	British Virgin Islands	100	100	Investment holding
AMB Automobile Pte Ltd*	Singapore	100	-	Investment holding
AMB Engineering Pte Ltd*	Singapore	100	-	Investment holding
AMB Fortune Holdings Pte Ltd*	Singapore	100	-	Investment holding

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Principal Activities
AMB Venture Sdn Bhd	Malaysia	100	100	Investment holding
Angkasa Transport Equipment Sdn Bhd	Malaysia	100	100	Investment holding
Chrome Marketing Sdn Bhd	Malaysia	100	-	Investment holding
Dong Feng Lion Tyre Co Ltd*	China	55	55	Manufacture and sale of tyres
Hamba Research & Development Co Ltd*	Taiwan	98	98	Research and development
Innovasi Istimewa Sdn Bhd	Malaysia	100	100	Investment holding
Innovasi Selaras Sdn Bhd	Malaysia	100	100	Investment holding
Lion Rubber Industries Pte Ltd*	Singapore	100	100	Investment holding
Lion Suzuki Marketing Sdn Bhd	Malaysia	100	100	Sale and distribution of "Suzuki" motorcycles
Lion Suzuki Motor Sdn Bhd	Malaysia	100	100	Sale and distribution of "Suzuki" motor vehicles
Lion Tyre Venture Sdn Bhd	Malaysia	100	100	Investment holding
Nanjing Jingyi Casting Co Ltd*	China	60	60	Manufacture of motorcycle cast iron parts
Otomotif Malaysia Sendirian Berhad	Malaysia	100	100	Manufacture of motorcycle parts and accessories
Range Grove Sdn Bhd	Malaysia	100	100	Investment holding
Seintasi Sdn Bhd	Malaysia	100	-	Investment holding
S.I.T Corporate Learning Centre Sdn Bhd	Malaysia	100	100	Provision of training services
Silverstone Tyre (S) Pte Ltd*	Singapore	80	80	Investment holding
Suzuki Assemblers Malaysia Sdn Bhd	Malaysia	100	100	Assembly of "Suzuki" motorcycles
Wuhan Fortune Motor Co Ltd*	China	50	50	Manufacture of light trucks and buses

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Principal Activities
Wuxi Puhua Electroplating Co Ltd*	China	70	70	Electroplating of motorcycle absorbers
Wuxi Top Absorber Co. Ltd*	China	55	55	Manufacture of motorcycle absorbers
Willet Investment Pte Ltd*	Singapore	100	100	Investment holding
Subsidiaries of Chocolate Products (Malaysia) Berhad				
Beijing Vochelle Foodstuff Co Ltd*	China	70	70	Ceased operation
Bingkisan Jaya Sdn Bhd	Malaysia	100	100	Dormant
Chocolate Investment Pte Ltd* (formerly known as Vochelle Investment Pte Ltd)	Singapore	100	100	Investment holding
Chocolate Products (S) Pte Ltd*	Singapore	100	100	Investment holding
Chocolate Products Management Sdn Bhd*	Malaysia	100	100	Investment holding and operation of food court
Chocolate Products Manufacturing Sdn Bhd*	Malaysia	100	100	Ceased operation
Chocolate Products Trading Sdn Bhd*	Malaysia	100	100	Ceased operation
CPB Far East Limited* (formerly known as Chocolate Vochelle (Far East) Limited)	Hong Kong	100	100	Dormant
CPB Investment AG* (formerly known as Chocolats Vochelle AG)	Switzerland	100	100	Investment holding
Consitrade (M) Sdn Bhd*	Malaysia	100	100	Investment holding
CP Properties Sdn Bhd*	Malaysia	100	100	Dormant
CPB Enterprise Sdn Bhd* (formerly known as Darry's Confectionery Sdn Bhd)	Malaysia	100	100	Ceased operation

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Principal Activities
DEbier Sdn Bhd*	Malaysia	100	100	Investment holding
Force Ten Sdn Bhd*	Malaysia	100	100	Dormant
Gemmo Pte Ltd*	Singapore	100	-	Dormant
Gesto Pte Ltd*	Singapore	100	-	Dormant
Graimpi Sdn Bhd*	Malaysia	100	100	Investment holding
Grand Tours & Travel Service Sdn Bhd*	Malaysia	100	100	Dormant
Hubei Jinlongquan Brewery Co Ltd*	China	60	60	Beer brewing
Hubei Jinlong Shenshui Brewery Co Ltd*	China	55.56	55.56	Beer brewing
Hubei Lion Brewery Co Ltd*	China	60	60	Beer brewing
Hunan DEbier Brewery Co Ltd*	China	55	55	Beer brewing
Hypervest Sdn Bhd	Malaysia	100	100	Dormant
Indobaru Sdn Bhd	Malaysia	100	100	Dormant
Jatitrade Sdn Bhd	Malaysia	100	100	Dormant
Jiangsu DEbier Brewery Co Ltd*	China	55	55	Beer brewing
Le Chocolatier Boutique (M) Sdn Bhd*	Malaysia	100	100	Dormant
Lion Brewing Group Co Ltd* (formerly known as Wenzhou Double Deer Brewing Group Co Ltd)	China	55	55	Beer brewing
Lion Mahkota Parade Sdn Bhd*	Malaysia	100	99.99	Property management and operation of foodcourt
Lion Subang Parade Sdn Bhd*	Malaysia	100	100	Property management
Megavest Sdn Bhd*	Malaysia	100	100	Property and housing development
Pattervest Sdn Bhd	Malaysia	100	100	Dormant
Pavlova Investment Pte Ltd*	Singapore	100	100	Investment holding

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Principal Activities
Pingyang Lion Beer Co Ltd*	China	55	55	Beer brewing
Shandong DEbier Brewery Co Ltd*	China	60	60	Beer brewing
Shanghai DEbier Management Consulting Co Ltd*	China	100	100	Management consulting services
United Brands Trading Sdn Bhd*	Malaysia	100	100	Dormant
Urban Resources Sdn Bhd*	Malaysia	100	100	Property development
Wenzhou Double Deer Beer Marketing Co Ltd*	China	100	100	Sale and marketing of beer and other beverages
Wenzhou Double Deer Brewery Research Institute Co Ltd*	China	100	-	Provision of technical assistance and undertaking research and development work
Wenzhou Double Deer Corporate Management and Consulting Co Ltd*	China	100	-	Provision of consulting services
Wenzhou Double Deer Material Sourcing Co Ltd*	China	100	-	Sourcing of raw materials for beer brewing, machinery and parts
Zhejiang YanDangShan Lion Brewery Co Ltd*^	China	100	100	Beer brewing
Zhu Zhou DEbier Brewery Co Ltd*	China	68.51	55	Beer brewing and mineral water bottling
Subsidiaries of Lion Land Berhad				
Amarod Corporation Sdn Bhd	Malaysia	100	100	Dormant
Amble Legacy Sdn Bhd	Malaysia	100	100	Investment holding
Amsteel Mills Realty Sdn Bhd	Malaysia	100	100	Investment holding
Amsteel Mills Sdn Bhd	Malaysia	100	100	Manufacture and marketing of steel bars, wire rods and hot briquetted iron

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Principal Activities
Batu Pahat Enterprise Sdn Berhad*	Malaysia	100	100	Property holding
Beijing Trostel Property Development Co Ltd*	China	95	95	Property development
Berkat Timor Sdn Bhd*	Malaysia	100	100	Property development
Citibaru Sendirian Berhad*	Malaysia	100	100	Property development
Crest Wonder Sdn Bhd	Malaysia	100	100	Investment holding
Hebei Weiyuan Heilen Bio-Chemical Co Ltd*	China	55	55	Manufacture of industrial chemicals and related products
Holdsworth Investment Pte Ltd*	Singapore	100	100	Investment holding
Huangshi Heilen Pharmaceutical Co Ltd* (under liquidation)	China	60	60	Ceased operation
JOPP Builders Sdn Bhd*	Malaysia	100	100	Contractor for construction and civil engineering works
Kisan Agency Sdn Bhd*	Malaysia	100	100	Dormant
Lion Biotech Pte Ltd*	Singapore	100	100	Investment holding
Lion Courts Sdn Bhd*	Malaysia	100	100	Investment and property holding
Lion Klang Parade Bhd*	Malaysia	100	100	Property holding and development
Lion Motor Venture Sdn Bhd	Malaysia	100	100	Investment holding
Lion Plaza Sdn Bhd*	Malaysia	100	100	Property development
LLB Bina Sdn Bhd*	Malaysia	100	100	Property development
LLB Courts Sdn Bhd*	Malaysia	100	100	Investment holding
LLB Damai Sdn Bhd* (formerly known as LLB Hazama Sdn Bhd)	Malaysia	100	100	Property development
LLB Damai Holdings Sdn Bhd* (formerly known as LLB Hazama Incorporated Sdn Bhd)	Malaysia	78.46	60	Investment holding and management

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Principal Activities
LLB Enterprise Sdn Bhd*	Malaysia	69	69	Dormant
LLB Indah Permai Sdn Bhd*	Malaysia	100	100	Property development
LLB Innovation Sdn Bhd	Malaysia	100	100	Ceased operation
LLB Nominees Sdn Bhd*	Malaysia	100	100	Investment holding
LLB Suria Sdn Bhd*	Malaysia	100	100	Investment holding
LLB Strategic Holdings Berhad*	Malaysia	90	90	Investment holding
LLB Steel Industries Sdn Bhd	Malaysia	100	100	Investment holding
LLB Venture Sdn Bhd	Malaysia	100	100	Dormant
Malim Courts Property Development Sdn Bhd*	Malaysia	100	100	Property development and investment holding
Malim Jaya (Melaka) Sdn Bhd*	Malaysia	100	100	Property development
Marvenel Sdn Bhd*	Malaysia	70	70	Investment holding
Matrix Control Sdn Bhd	Malaysia	100	100	Investment holding
Mcken Sdn Bhd*	Malaysia	100	100	Property development
PM Holdings Sdn Bhd*	Malaysia	100	100	Investment holding and property development
Projek Jaya Sdn Bhd*	Malaysia	100	100	Investment holding
Secomex Manufacturing (M) Sdn Bhd	Malaysia	51	51	Manufacturing and marketing of industrial gases
Sepang Education Centre Sdn Bhd*	Malaysia	100	100	Commercial college for higher education
Seri Lalang Development Sdn Bhd*	Malaysia	100	100	Provision of management consultancy services
Shanghai Lion Plastic Industrial Co Ltd*	China	90	90	Manufacture and marketing of plastic components and related products
Sharikat Pengangkutan East West Sdn Bhd*	Malaysia	100	100	Provision of management consultancy services
Slag Aggregate Sdn Bhd	Malaysia	100	100	Dormant

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Principal Activities
Soga Sdn Bhd*	Malaysia	94	94	Property development
Steelcorp Sdn Bhd	Malaysia	99 @0.75	99 @0.75	Investment holding
Sucorp Enterprise Sdn Bhd*	Malaysia	100	100	Investment holding
Sumber Realty Sdn Bhd*	Malaysia	100	100	Property development and investment holding
Syarikat Pekan Baru Kemajuan Berhad*	Malaysia	100	100	Property development
Tianjin Baden Real Estate Development Co Ltd*	China	95	95	Dormant
Tianjin Hua Shi Auto Meter Co Ltd*	China	56.40	56.40	Manufacture of meter for motor vehicles and after sale services
Trial Jubilant Sdn Bhd	Malaysia	100	100	Investment holding
Zhuhai Lion International Bio-Tech Co Ltd* (Liquidated)	China	-	95	Manufacture and sale of pharmaceutical health and herbal products (ceased operation)
Subsidiaries of Posim Berhad				
Fabulous Contour Sdn Bhd*	Malaysia	100	100	Dormant
Ototek Sdn Bhd*	Malaysia	70	70	Trading and distribution of lubricants, spark plugs and other automotive components
Posim Agricultural Products Sdn Bhd*	Malaysia	100	100	Dormant
Posim Industrial Equipment Sdn Bhd*	Malaysia	100	100	Trading, servicing, hiring and distribution of industrial machine and equipment
Posim Petroleum Marketing Sdn Bhd*	Malaysia	100	100	Trading and distribution of lubricating oil and other petroleum products
Posim Petroleum Products Sdn Bhd*	Malaysia	100	100	Manufacturing of petroleum products

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Principal Activities
Sabah Forest Industries Sdn Bhd*	Malaysia	97.78	97.78	Integrated wood-based activities and pulp & paper mill operation
Sabah Pulp and Paper Mill Sdn Bhd*	Malaysia	100	100	Dormant
SC Nominees Sdn Bhd*	Malaysia	100	100	Investment holding
SFI Paper Pte Ltd*	Singapore	100	100	Dormant
Stoller Chemical Company (M) Sdn Bhd*	Malaysia	100	100	Dormant

* Financial statements of subsidiary companies as at 30 June 2001 not audited by Ong Boon Bah & Co.

\# Holding in equity by subsidiary companies.

^ The results of this subsidiary company has not been consolidated in the prior year as the Group has no power to exercise control over the company's financial and operating policies so as to obtain the benefits from the company's activities at the end of the previous financial year.

Certain subsidiary companies' financial statements for the financial year ended 30 June 2001 were commented on by their respective auditors as follows:

a) AMS Securities (S) Pte Ltd - an "unable to and do not express an opinion" qualification due to the following:

   i) An amount due from the holding company of S$10,347,166 as at 30 June 2001 which might not be recoverable in view of the net liability position of the holding company as at 30 June 2001.

   ii) As at 30 June 2001, the company has a balance due from other receivables amounting to S$860,386. The full recoverability of this amount is uncertain.

   iii) The company had ceased to carry on the business of stock and sharebrokers since the expiry of its dealer's license on 12 May 1998 and as at 30 June 2001, the company's current liabilities exceeded its current assets by S$8,809,069.

b) P T Amsteel Securities Indonesia - an "unable to express and do not express an opinion" qualification due to the following:

   i) On 1 December 1997, the company was suspended from capital market activities by the relevant authorities. For commercial reasons, the company had on 1 July 1998 downsized its entire operations and maintain its presence until subsequent economic recovery would enable the company to revive its activities; and

   ii) The company suffered a net loss of Rp44,667,722,870 for the financial year ended 30 June 2001 and due to the company's recurring operating losses in prior years, the company had a capital deficiency of Rp194,220,845,121 as at that date. The cumulative deficit due to recurring operating losses up to 30 June 2001 was Rp205,220,845,121 (Exchange rate as at 30 June 2001 was RM1 to Rp3,195).

c) Amsteel Holdings Philippines, Inc. - an "unable to express and do not express an opinion" qualification due to recurring losses from operations of 351 million peso and 203 million peso and net capital deficiency of 2.1 billion peso and 1.7 billion peso for the financial years ended 30 June 2001 and 2000 respectively. On 14 September 1998, the company adopted a resolution authorizing the management to implement a "de facto" phase out of the company's operations in accordance with the consensus arrived at during the meeting held on 20 August 1998. The activities of the company thereafter are limited to the realization of assets and settlement of liabilities.

d) Amsteel Securities Philippines, Inc. - an "unable to express and do not express an opinion" qualification due to recurring losses from operations and a net capital deficiency. On 14 September 1998, the company adopted a resolution authorizing the management to implement a "de facto" phase out of the company's operations in accordance with the consensus arrived at during the meeting held on 20 August 1998. The company has ceased to carry on the business of stockbroker and dealer upon the sale of its exchange seat in the Philippine Stock Exchange. The activities of the company thereafter are limited to the realization of assets and settlement of liabilities.

e) Amsteel Strategic Investors Alliance, Inc - raised doubt about the company's ability to continue as a going concern due to the recurring losses suffered from operations of 15,000 peso and 158,000 peso for the financial years ended 30 June 2001 and 2000 respectively and has a net capital deficiency as at 30 June 2001 (Exchange rate as at 30 June 2001 was RM1 to Peso13.93).

14. INTEREST IN JOINT-VENTURES

	GROUP	
	2001	2000
Capital contribution	210	210
Share of profit from joint-ventures	166	166
	376	376
Less: Cash received	(316)	(316)
	60	60
Add: Amount due from joint-ventures	9,349	8,807
	9,409	8,867

The following amounts represent the Group's proportionate share of the assets and liabilities employed by the joint-ventures and have not been included in the consolidated balance sheet under their respective categories:

	GROUP	
	2001	2000
Current Assets		
Construction work-in-progress	508	370
Receivables	777	2,224
Deposits, cash and bank balances	601	868
	1,886	3,462
Current Liabilities		
Payables	1,813	3,395
Net Assets Employed	73	67

The joint-venture companies are:

Name of joint-venture	Holding in equity by subsidiary company 2001	2000	Accounting year end	Principal activities
Kajima-Anika J.V.	40%	40%	31 December	Construction and development of hotel and office complex
Dwiwater Sdn Bhd	52.52%	52.52%	31 December	Construction of treated water pipeline
Triwater Sdn Bhd	43.07%	43.07%	31 December	Construction of treated water pipeline

15. HOTEL PROPERTY

	GROUP 2001	2000
Freehold land and building at cost	159,821	159,821

16. INVESTMENT PROPERTIES

	GROUP 2001	2000
At valuation:		
Freehold land and buildings	561,512	559,990
Long term leasehold land and buildings	245,592	249,946
	807,104	809,936

The Group's investment properties were revalued in 1999 by the Directors based on independent valuation reports carried out by firms of professional valuers and surveyors on an open market value basis.

The investment properties of the Group have been pledged to financial institutions for credit facilities granted to its subsidiary companies.

17. INVESTMENTS - AT COST

	GROUP		COMPANY	
	2001	2000	2001	2000
Quoted shares:				
In Malaysia	31,921	36,150	6,277	6,277
Outside Malaysia	44,100	65,654	-	-
	76,021	101,804	6,277	6,277
Unquoted shares	79,860	91,521	127	127
Debenture stock	580	580	580	580
Convertible unsecured loan stock	-	-	4,590	4,590
	156,461	193,905	11,574	11,574
Market value of shares:				
Quoted in Malaysia	15,923	35,245	3,437	6,959
Quoted outside Malaysia	9,444	31,653	-	-
	25,367	66,898	3,437	6,959

Certain of the shares quoted in Malaysia of the Group amounting to RM16.8 million (2000: RM21.6 million) were pledged to financial institutions for credit facilities granted to a subsidiary company.

18. DEFERRED EXPENDITURE

	GROUP 2001	GROUP 2000
At beginning of the financial year	101,271	155,193
Additions during the financial year	38,166	14,665
Exchange reserve	24	229
	139,461	170,087
Amortisation	(13,009)	(18,592)
(Reduction)/Addition due to (disposal)/acquisition of subsidiaries	(3,560)	3,460
Written off	(744)	(40,980)
Provision for write down	-	(12,704)
At end of the financial year	122,148	101,271

19. INVENTORIES

	GROUP 2001	GROUP 2000
At cost		
Raw materials	206,895	204,600
Finished goods	420,758	425,953
General and consumable stores	133,255	134,672
Goods in transit	30,759	14,721
Work-in-progress	40,722	48,602
Industrial land	13,497	-
Completed units for sale	32,315	-
Marketable securities	10	33,426
	878,211	861,974
Provisions for inventories obsolescence and inventories write down	(3,127)	(8,482)
	875,084	853,492
At net realisable value		
Raw materials	-	470
Finished goods	10,860	15,268
General and consumable stores	4,892	9,714
Completed units for sale	24,563	26,819
Marketable securities	27,609	-
	67,924	52,271
	943,008	905,763

The carrying amount of inventories carried at net realisable value at end of financial year are as follows:

	GROUP	
	2001	2000
Raw materials	-	4,374
Finished goods	12,398	22,379
General and consumable stores	7,814	14,106
Completed units for sale	32,440	32,480
Marketable securities	52,117	-
	104,769	73,339

Certain marketable securities costing RM1.3 million (2000: RM19.2 million) were pledged to financial institutions as securities for banking facilities granted to a subsidiary company.

Included in the inventories of the Group is depreciation amounting to RM7.7 million (2000: RM3.3 million).

20. LAND AND DEVELOPMENT EXPENDITURE

	GROUP	
	2001	2000
Land at cost	231,123	211,185
Land at valuation - current portion	167,404	170,682
Development expenditure	673,772	598,615
	1,072,299	980,482
Less: Provision for diminution in value	(53,734)	(43,292)
	1,018,565	937,190
Less: Non current portion	(398,130)	(259,821)
	620,435	677,369
Profit attributable to development work performed todate	198,780	192,363
	819,215	869,732
Transferred to inventories	(46,273)	-
Progress billings	(559,717)	(482,029)
	213,225	387,703

The titles of certain subsidiary companies' land held for development have yet to be registered in the name of the subsidiary companies.

Certain land at cost and valuation totalling RM266.6 million (2000: RM250.4 million) have been pledged as securities for the term loans of a subsidiary company.

Included in development expenditure are the following expenses incurred during the financial year:

	GROUP	
	2001	2000
Depreciation	-	132
Interest expense	7,929	10,837

The Group considers the portion of property projects on which development work has commenced and is expected to be completed within the normal operating cycle as current assets.

21. AMOUNT DUE FROM/TO CONTRACT CUSTOMERS

Amount due from/to contract customers, pertaining to a subsidiary company, consist of the following:

	GROUP	
	2001	2000
Contract cost	727,830	721,430
Profit attributable to work performed todate	29,166	28,805
Total	756,996	750,235
Progress billings	(753,971)	(746,477)
Amount due from contract customers	3,025	3,758
Contract cost	113,565	113,079
Profit attributable to work performed todate	4,274	4,205
Total	117,839	117,284
Progress billings	(119,295)	(118,637)
Amount due to contract customers	(1,456)	(1,353)

As at 30 June 2001, retentions held by customers for contract works amount to RM6.3 million (2000: RM9.7 million).

Current charges to contract cost include the following:

	GROUP	
	2001	2000
Depreciation	63	84

22. RECEIVABLES

	GROUP		COMPANY	
	2001	2000	2001	2000
Trade receivables	1,094,602	1,330,830	-	-
Provision for doubtful debts	(335,953)	(384,211)	-	-
	758,649	946,619	-	-
Other receivables, deposits and prepayments	819,300	822,952	85,603	68,938
Provision for doubtful debts	(51,411)	(23,615)	-	-
	767,889	799,337	85,603	68,938
Retention monies	7,356	9,688	-	-
Amount due from associated companies	104,084	107,981	24,788	27,188
Amount due from subsidiary companies	-	-	3,711,167	3,554,576
	1,637,978	1,863,625	3,821,558	3,650,702

The amounts due from associated and subsidiary companies which arose mainly from inter-company advances are interest bearing and have no fixed repayment terms.

Included in other receivables of the Group are tax recoverable of RM88.6 million (2000: RM110.1 million), proceeds receivable from sale of assets and investments of RM Nil (2000: RM37.1 million).

23. DEPOSITS, CASH AND BANK BALANCES

	GROUP		COMPANY	
	2001	**2000**	**2001**	**2000**
Deposits with:				
Licensed banks	**340,624**	229,148	**80,962**	73,921
Licensed financial institutions	**121,396**	179,589	-	-
Housing Development Accounts	**9,584**	11,875	-	-
Cash and bank balances	**317,653**	390,135	**745**	485
	789,257	810,747	**81,707**	74,406

The Housing Development Accounts are maintained in accordance with Section 7(A) of the Housing Developer (Control and Licensing) Act, 1966. These accounts, which consist of monies received from purchasers, are for the payment of property development expenditure incurred. The surplus monies, if any, will be released to the subsidiary companies upon the completion of the property development projects and after all property development expenditure has been fully settled.

Certain deposits included in deposits with licensed banks and financial institutions are:

	GROUP		COMPANY	
	2001	**2000**	**2001**	**2000**
Pledged as security for credit facilities granted to the Group	**55,380**	41,352	-	-
Earmarked for the purpose of bond redemption under the proposed Group Wide Restructuring Scheme	**149,550**	181,730	**53,670**	72,600
	204,930	223,082	**53,670**	72,600

24. PAYABLES

	GROUP		COMPANY	
	2001	**2000**	**2001**	**2000**
Trade payables	**791,237**	797,060	-	-
Retention monies	**24,833**	28,726	-	-
Hire purchase and lease payables (Note 30)	**5,800**	8,892	**48**	-
Other payables and accruals	**2,197,116**	1,596,696	**322,733**	211,521
Amount due to associated companies	**174,883**	151,958	-	75
Amount due to subsidiary companies	-	-	**1,759,989**	1,610,998
	3,193,869	2,583,332	**2,082,770**	1,822,594

The amounts due to associated and subsidiary companies which arose mainly from inter-company advances are interest bearing and have no fixed repayment terms.

Included in other payables and accruals of the Group are as follows:

a) interest accrued of RM757.6 million (2000: RM469.0 million);

b) amounts relating to cost for construction work-in-progress of a subsidiary company of RM257.0 million (2000: RM227.0 million);

c) advance billings received from a related party in respect of construction contracts of RM159.0 million (2000: RM149.0 million);

d) tax payable (other than corporate tax) of subsidiary companies in the People's Republic of China of RM110.3 million (2000: RM103.5 million); and

e) amount due to the main contractor of the hotel property of a subsidiary company and the provision for accrued interest thereon amounting to RM105.4 million (2000: RM Nil).

25. PROVISIONS FOR RETRENCHMENT AND RETIREMENT BENEFITS

	GROUP		
	Retrenchment benefits	Retirement benefits	Total
At 30 June 1999	-	1,819	1,819
Provisions made during the financial year	5,053	14	5,067
Utilised during the financial year	-	(5)	(5)
Reversal of provisions	-	(1,828)	(1,828)
At 30 June 2000	5,053	-	5,053
Utilised during the financial year	(5,053)	-	(5,053)
At 30 June 2001	-	-	-

26. SHORT TERM BORROWINGS

		GROUP		COMPANY	
		2001	2000	2001	2000
Bank overdrafts	- secured	117,066	149,716	-	-
	- unsecured	178,401	256,607	2,767	2,523
Revolving credits	- secured	-	73,246	-	-
	- unsecured	694,349	733,266	624,985	624,979
Short term loans	- secured	386,782	355,105	-	-
	- unsecured	4,102,011	4,119,986	842,200	842,200
Bills payable	- unsecured	255,722	327,636	-	-
Long term borrowings - portion repayable within one year (Note 29)		1,217,196	1,192,326	-	-
		6,951,527	7,207,888	1,469,952	1,469,702

The bank overdrafts, revolving credits and short term loans of certain subsidiaries are secured by way of fixed and floating charges over their respective assets, quoted shares and certain property, plant and equipment. The short term borrowings bear interest at rates ranging from 1.0% to 13.7% (2000: 1.0% to 13.7%) per annum.

The Group and Company have not serviced some of its principal borrowings and interest charges. As a result, certain principal bankers have frozen or withdrawn existing credit facilities available to the Group and Company.

In addition, certain subsidiary companies are presently re-negotiating with their bankers to extend the repayment schedules on existing term loans.

Included in the outstanding loans of the Group and Company are amounts of RM727.9 million and RM316.8 million (2000: RM702.3 million and RM293.0 million) respectively which have been sold by licensed banks to Danaharta Managers Sdn Bhd, Danaharta Managers (L) Ltd, Pengurusan Danaharta Nasional Bhd and Danaharta Urus Sdn Bhd. The original terms and conditions of the loan agreements remain unchanged.

27. SHARE CAPITAL

	GROUP AND COMPANY	
	2001	**2000**
Ordinary Shares of RM0.50 each		
(a) Authorised:		
2,000,000,000 shares	**1,000,000**	1,000,000
(b) Issued and fully paid:		
At beginning of the financial year	**629,797**	629,557
Issued during the financial year	**-**	240
At end of the financial year	**629,797**	629,797

On 8 February 2001, an Executive Share Option Scheme ("ESOS") of the Company had been implemented for the benefit of eligible executive employees and executive directors of the Group. The ESOS will expire on 7 February 2006.

The main features of the Company's ESOS are as follows:

(a) Executive directors and confirmed executive employees of the Group who have been employed for a period of at least one year shall be eligible to participate in the ESOS.

(b) The maximum number of new shares in the Company which may be issued and allotted pursuant to the exercise of options granted under the ESOS shall not exceed 10% of the issued and paid-up share capital of the Company at any point in time during the existence of the ESOS.

(c) No options shall be granted for less than 1,000 ordinary shares nor more than the maximum allowable allotment and shall be in multiples of 1,000 ordinary shares.

(d) The option price of each ordinary share under the ESOS shall be determined by the Board upon the recommendation of the Option Committee which is at a discount of not more than 10% on the weighted average market price of the shares for the five market days immediately preceding the date of offer, or the par value of the ordinary share, whichever is higher.

(e) The ESOS shall continue to be in force for a period of 5 years and the Company may, if the Board deems fit upon the recommendation of the Option Committee, renew the ESOS for a further 5 years, without further approval of the relevant authorities.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

On 3 April 2001, 11,107,000 options with a right to subscribe for 11,107,000 new ordinary shares of RM0.50 each in the Company was granted at an offer price of RM0.50 per share to all the eligible executives of the Company.

The movements of number of options granted and exercised pursuant to the ESOS during the financial year are as follows:

Granted on	Subscription price per share RM	Balance as at 8.2.2001	Granted	Exercised	Lapsed	Unissued shares as at 30.6.2001
3.4.2001	0.50	-	11,107,000	-	4,181,000	6,926,000

28. RESERVES

	Non-distributable			Distributable	
	Share Premium	Revaluation Reserve	Other Reserves	Accumulated Loss	Total
GROUP					
Balance at 30 June 1999	230,029	818,595	347,835	(1,132,906)	263,553
Shares issued	159	-	-	-	159
Reserve on consolidation	-	-	1,759	-	1,759
Transfer from/(to) capital reserve (Note 8)	-	(81,380)	(2,378)	83,758	-
Deferred taxation provided for revaluation of plantation land	-	(3,738)	-	-	(3,738)
Decrease in share of revaluation surplus due to decrease in shareholding in a subsidiary company	-	(4,442)	(271)	-	(4,713)
Translation gain on net equity of foreign subsidiary companies	-	-	3,194	-	3,194
Equity accounting for share of net assets of local associated companies	-	-	8,981	-	8,981
Equity accounting for share of net assets of foreign associated companies	-	-	(46,046)	-	(46,046)
Realisation of reserve on disposal of subsidiary companies	-	(62,141)	(46,114)	-	(108,255)
Deferred exchange losses on foreign currency borrowings written off	-	-	77,036	-	77,036
Net loss for the financial year	-	-	-	(629,047)	(629,047)
Proposed dividend (Note 7)	-	-	-	(453)	(453)
Balance at 30 June 2000	230,188	666,894	343,996	(1,678,648)	(437,570)

	Non-distributable			Distributable	
	Share Premium	Revaluation Reserve	Other Reserves	Accumulated Loss	Total
GROUP					
Balance at 30 June 2000	230,188	666,894	343,996	(1,678,648)	(437,570)
Reserve on consolidation	-	-	5,580	-	5,580
Transfer from/(to) capital reserve (Note 8)	-	(17,887)	4,045	13,842	-
Translation loss on net equity of foreign subsidiary companies	-	-	(5,365)	-	(5,365)
Equity accounting for share of net assets of local associated companies	-	-	(1,377)	-	(1,377)
Equity accounting for share of net assets of foreign associated companies	-	-	14,582	-	14,582
Net loss for the financial year	-	-	-	(675,208)	(675,208)
Proposed dividend (Note 7)	-	-	-	(453)	(453)
Balance at 30 June 2001	230,188	649,007	361,461	(2,340,467)	(1,099,811)

	Non-distributable		Distributable	
	Share Premium	Exchange Reserves	Accumulated Profit	Total
COMPANY				
Balance at 30 June 1999	230,029	(59,967)	163,131	333,193
Shares issued	159	-	-	159
Deferred exchange losses on foreign currency borrowings written off	-	59,967	-	59,967
Net loss for the financial year	-	-	(90,596)	(90,596)
Proposed dividend (Note 7)	-	-	(453)	(453)
Balance at 30 June 2000	230,188	-	72,082	302,270
Net loss for the financial year	-	-	(60,449)	(60,449)
Proposed dividend (Note 7)	-	-	(453)	(453)
Balance at 30 June 2001	230,188	-	11,180	241,368

Analysis of other reserves is as follows:

	GROUP	
	2001	2000
Translation reserves	226,046	216,829
Reserve on consolidation	17,238	11,658
Others	118,177	115,509
	361,461	343,996

29. LONG TERM BORROWINGS

	GROUP	
	2001	2000
Term loans - secured	716,462	705,768
- unsecured	1,084,237	1,035,834
	1,800,699	1,741,602
Less: Portion repayable within one year and included under short term borrowings (Note 26)	(1,217,196)	(1,192,326)
	583,503	549,276

The Group has not serviced some of its principal borrowings and interest charges. As a result, certain principal bankers have frozen or withdrawn existing credit facilities available to the Group.

In addition, certain subsidiary companies are presently re-negotiating with their bankers to extend the repayment schedules on existing term loans.

Included in the outstanding loans of the Group is an amount of RM83.1 million (2000: RM86.1 million) which have been sold by licensed banks to Danaharta Managers Sdn Bhd and Pengurusan Danaharta Nasional Bhd. The original terms and conditions of the loan agreements remain unchanged.

The long term borrowings are repayable over the following periods:

	GROUP	
	2001	2000
Within one year	1,217,196	1,192,326
From one to two years	202,131	176,393
From two to five years	254,575	235,742
Over five years	126,797	137,141
	1,800,699	1,741,602

The term loans of certain subsidiary companies are secured by way of charges over their respective assets and certain property, plant and equipment, where applicable. The long term borrowings bear interest at rates ranging from 6.0% to 10.5% (2000: 6.0% to 11.5%) per annum.

30. DEFERRED PAYABLES

	GROUP		COMPANY	
	2001	2000	2001	2000
Hire purchase and lease payables	20,499	27,164	285	-
Less: Finance charges	(5,636)	(9,075)	(56)	-
	14,863	18,089	229	-
Less: Portion payable within one year and included in payables (Note 24)	(5,800)	(8,892)	(48)	-
	9,063	9,197	181	-
Contract cost of development property of a subsidiary company payable after one year	-	82,454	-	-
Security/refundable deposits received	4,414	4,214	-	-
Others	6,343	6,359	-	-
	19,820	102,224	181	-

The hire purchase and lease payables are repayable as follows:

	GROUP		COMPANY	
	2001	2000	2001	2000
Within one year	5,800	8,892	48	-
From one to five years	9,063	9,197	181	-
	14,863	18,089	229	-

31. DEFERRED TAXATION

	GROUP	
	2001	2000
Deferred taxation provided for in the financial statements:		
- excess of capital allowances over depreciation	4,401	4,318
- tax effects of revaluation of plantation lands	62,501	65,350
- tax effects of revaluation of investment properties	2,692	2,692
- other timing differences	5,497	6,623
	75,091	78,983
Deferred taxation not provided for in the financial statements:		
- timing differences on property, plant and equipment which are not expected to reverse in the foreseeable future	441	313
- tax effects of revaluation of investment properties held for long term	5,724	5,751
	6,165	6,064
Tax losses carried forward for which no credit has been taken in the net income of the current or prior financial years	1,021,322	1,019,260
Unabsorbed capital allowances for which no credit has been taken in the net income of the current or prior financial years	1,510,298	1,311,443
Unabsorbed reinvestment allowance for which no credit has been taken in the net income of the current or prior financial years	457,493	497,954
Timing differences in respect of excess of tax capital allowances over depreciation of property, plant and equipment	(553,811)	(553,700)

32. SIGNIFICANT RELATED PARTY TRANSACTIONS

Related parties are entities in which a Director or a substantial shareholder of the Company or its subsidiaries or persons connected to such Director or substantial shareholder has an interest, excluding those parties disclosed as related companies in the financial statements.

	GROUP
(a) Sales of goods and services	
Sales of goods to:	
- Megasteel Sdn Bhd	107,147
- Angkasa Hong Leong Pte Ltd	27,623
- Messer Singapore Pte Ltd	3,728
- KMA Marketing Sdn Bhd	4,285
Progress billings to:	
- Megasteel Sdn Bhd	3,342
- Narajaya Sdn Bhd	4,207

Megasteel Sdn Bhd and KMA Marketing Sdn Bhd are subsidiary companies of Lion Corporation Berhad, a substantial shareholder of the Company.

Angkasa Hong Leong Pte Ltd is a subsidiary company of Lion Teck Chiang Limited, a listed company in Singapore, in which certain directors are major shareholders.

Messer Singapore Pte Ltd is a major shareholder of Secomex Manufacturing (M) Sdn Bhd, a subsidiary company of the Group.

Narajaya Sdn Bhd is a subsidiary company of Lion Development (Penang) Sdn Bhd, a company in which certain directors have direct and indirect interest.

(b) Purchases of goods	
Purchases of goods from:	
- Hicom-Suzuki Manufacturing Malaysia Sdn Bhd	46,914
- Hubei Jinlongquan (Group) Co Ltd Group	32,536
- Megasteel Sdn Bhd	18,811
- Kinabalu Motor Assembly Sdn Bhd	1,174
- Secom Co Ltd	2,099

Hicom-Suzuki Manufacturing Malaysia Sdn Bhd is an associated company of Angkasa Marketing Berhad, a listed subsidiary company of the Group.

Hubei Jinlongquan (Group) Co Ltd is a major shareholder of two subsidiary companies of the Group.

Megasteel Sdn Bhd and Kinabalu Motor Assembly Sdn Bhd are subsidiary companies of Lion Corporation Berhad, a substantial shareholder of the Company.

Secom Co Ltd is a major shareholder of Secom (Malaysia) Sdn Bhd, a subsidiary company of the Group.

	GROUP
(c) Rental income	
Rental income from:	
- Likom Computer System Sdn Bhd	10,979

Likom Computer System Sdn Bhd is a subsidiary company of Amble Bond Sdn Bhd, a company in which certain directors are major shareholders.

(d) Insurance premium	
Purchase of insurance from:	
- Affin Insurance Brokers Sdn Bhd	4,524

Affin Insurance Brokers Sdn Bhd is a subsidiary company of Affin Holdings Berhad, a company in which a substantial shareholder is also a substantial shareholder of the Company.

(e) Hire purchase and leasing	
Purchase of property, plant and equipment from:	
- Lion Leasing Sdn Bhd	3,271

Lion Leasing Sdn Bhd is a subsidiary company of Affin Holdings Berhad, a company in which a substantial shareholder is also a substantial shareholder of the Company.

(f) Sales commissions	
Sales commissions payable to:	
- Lion Best Sdn Bhd	12,759

Lion Best Sdn Bhd is a subsidiary company of Lion Holdings Sdn Bhd, a company in which certain directors have direct and indirect interest.

(g) Management fee	
Management fee charged by:	
- HMI Balestiers Hospital Pte Ltd	2,492

HMI Balestiers Hospital Pte Ltd is a major shareholder of Excellent Strategy Sdn Bhd, a subsidiary company of the Group.

(h) Share options granted to Director

The options over ordinary share of the Company granted to an executive Director of the Company during the financial year is as follows:

	Number of options over ordinary share of RM0.50 each			
	Granted during the financial year		Unexercised options at financial year end	
	2001	2000	2001	2000
Jen (B) Tan Sri Dato' Zain Hashim	175,000	-	175,000	-

The options were granted to the Director on the same terms and conditions as those offered to other employees of the Company.

The Directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no more favourable to the related parties than those arranged with independent third parties.

As this is the first reporting period the Group has applied MASB 8 - Related Party Disclosures, comparative information is not presented.

33. CONTINGENT LIABILITIES

	GROUP	
	2001	2000
Unsecured		
Liquidated ascertained damages	-	20,500
Legal claims in respect of the termination of contracts for the extraction and sale of timber	313,300	564,000
Legal claim in respect of termination of contract of a sub-contractor	10,600	-
	323,900	584,500

34. COMMITMENTS

The Group has commitments as follows:

	GROUP	
	2001	2000
Capital expenditure for property, plant and equipment		
- approved and contracted for	288,079	464,443
- approved but not contracted for	81,225	149,549
Commitment to acquire shares in subsidiary companies	39,955	48,183
Commitment to acquire shares and warrants in an associated company	25,958	27,117
	435,217	689,292
Lease agreements		
- lease of steel plant pursuant to a conditional exchange of asset agreement (Note 40)	131,700	-
- others	2,362	4,551
	134,062	4,551
	569,279	693,843

	GROUP	
	2001	**2000**
The lease agreements are repayable as follows:		
Within one year	**8,441**	3,140
From one to two years	**11,021**	1,069
From two to five years	**37,500**	342
More than five years	**77,100**	-
	134,062	4,551

35. SEGMENT ANALYSIS - GROUP

	Revenue	Profit/ (Loss)	Total assets employed
2001			
a. By Industry			
Steel	871,961	21,548	1,958,487
Motor	305,764	(19,642)	417,423
Tyre and chemicals	451,792	(27,513)	1,145,868
Food and agricultural products	976,409	62,564	3,260,702
Retail and distribution	2,096,344	84,200	1,289,412
Property	259,154	(48,992)	2,302,485
Finance and services	42,257	(55,079)	190,955
Investment holding and others	126,976	(74,741)	939,619
	5,130,657	(57,655)	11,504,951
Share in results of associated companies		(117,930)	1,163,977
Share in results of joint-ventures		-	9,409
Net interest expenses		(560,708)	-
Amortisation of goodwill on consolidation		(11,606)	-
		(747,899)	12,678,337
b. By Geographical Location			
Malaysia	2,980,291	(28,772)	8,055,064
Overseas	2,150,366	(28,883)	3,449,887
	5,130,657	(57,655)	11,504,951
Share in results of associated companies		(117,930)	1,163,977
Share in results of joint-ventures		-	9,409
Net interest expenses		(560,708)	-
Amortisation of goodwill on consolidation		(11,606)	-
		(747,899)	12,678,337

	Revenue	Profit/ (Loss)	Total assets employed
2000			
a. By Industry			
Steel	980,418	127,435	1,847,983
Motor	358,334	(37,000)	444,717
Tyre and chemicals	489,852	7,359	1,317,762
Food and agricultural products	1,124,718	(36,972)	3,330,763
Retail and distribution	1,907,988	51,114	1,300,325
Property	255,550	16,066	2,718,156
Finance and services	145,442	(11,193)	381,927
Investment holding and others	117,418	(86,642)	754,065
	5,379,720	30,167	12,095,698
Share in results of associated companies		(92,547)	1,190,965
Share in results of joint-ventures		-	8,867
Net interest expenses		(588,102)	-
Amortisation of goodwill on consolidation		(11,875)	-
		(662,357)	13,295,530
b. By Geographical Location			
Malaysia	3,312,526	150,169	8,295,889
Overseas	2,067,194	(120,002)	3,799,809
	5,379,720	30,167	12,095,698
Share in results of associated companies		(92,547)	1,190,965
Share in results of joint-ventures		-	8,867
Net interest expenses		(588,102)	-
Amortisation of goodwill on consolidation		(11,875)	-
		(662,357)	13,295,530

36. CASH FLOW STATEMENTS

a) Adjustment for non-cash items, interests and dividends

	GROUP		COMPANY	
	2001	**2000**	**2001**	**2000**
Depreciation	**283,195**	287,164	**18**	-
Share in profits less losses of associated companies	**117,930**	92,547	-	-
Deferred expenditure written off	**744**	40,980	-	-
Amortisation of deferred expenditure	**13,009**	18,592	-	-
Amortisation of forest concessions	**10,796**	10,796	-	-
Amortisation of goodwill on consolidation	**11,606**	11,875	-	-
Interest expenses	**594,227**	619,051	**220,833**	218,508
Interest income	**(33,519)**	(30,949)	**(161,940)**	(135,043)
Property, plant and equipment written off	**5,184**	28,493	-	-
Loss on disposal of property, plant and equipment	**8,080**	5,442	-	-
Gain on disposal of associated companies	-	(14,558)	-	-
Gain on liquidation of associated company	-	(600)	-	-
Loss on dilution of associated companies	-	6,823	-	-
(Gain)/Loss on dilution of subsidiary companies	**(187)**	15,161	-	-
Gain on disposal of subsidiary companies	**(2,273)**	(51,593)	-	(70,102)
(Gain)/Loss on disposal of investments	**(15,458)**	15,472	-	-
Gain on disposal of investment properties	**(1,955)**	(807)	-	-
Gain on disposal of chocolate and confectionery division	**(3,782)**	-	-	-
Provision for inventories obsolescence	**569**	6,503	-	-
Provision for doubtful debts	**121,793**	145,219	-	-
Dividend income	**(2,985)**	(117)	**(2,062)**	(2,819)
Unrealised loss on foreign exchange	**21,853**	10,796	-	-
Deferred exchange losses on foreign currency borrowings written off	-	91,827	-	59,967
Inventories written off	**1,631**	2,170	-	-
Provision for warranties	**289**	369	-	-
Provision for royalties	**466**	(537)	-	-
Provision for retirement benefits	**493**	14	-	-
Bad debts written off	**23,745**	4,620	-	-
Provision for diminution in value/(no longer required) for marketable securities	**24,508**	(3,071)	-	-
Provision for compensation on late delivery	**25,832**	-	-	-
Provision for foreseeable loss on land and development project	**8,481**	-	-	-
Provision for diminution in value of:				
- investments	**3,931**	-	-	-
- subsidiary companies	-	-	**1,900**	-
Provision for retrenchment benefits	**235**	-	-	-
Provisions on cessation of operations of subsidiary companies	-	83,970	-	-
Waiver of principal owing by subsidiary companies	-	-	-	15,115
Loss on liquidation of subsidiary companies	-	2,585	-	-
	1,218,438	1,398,237	**58,749**	85,626

b) Cash and cash equivalents at end of the financial year

	GROUP		COMPANY	
	2001	2000	2001	2000
Cash and bank balances	317,653	390,135	745	485
Deposits with:				
- licensed banks	340,624	229,148	80,962	73,921
- licensed financial institutions	121,396	179,589	-	-
Housing Development Accounts	9,584	11,875	-	-
Bank overdrafts	(295,467)	(406,323)	(2,767)	(2,523)
	493,790	404,424	78,940	71,883
Less: Fixed deposits pledged	(55,380)	(41,352)	-	-
Fixed deposits earmarked for bond redemption	(149,550)	(181,730)	(53,670)	(72,600)
	288,860	181,342	25,270	(717)

c) During the financial year, the Group acquired property, plant and equipment with an aggregate cost of RM181.5 million (2000: RM232.3 million) of which RM3.2 million (2000: RM0.8 million) was acquired by means of hire purchase. Cash payments of RM178.3 million (2000: RM231.5 million) were made to purchase property, plant and equipment.

37. ACQUISITION OF SUBSIDIARY COMPANIES

(a) The Group acquired the following subsidiary companies during the financial year:

i) Lion Brewery Group Co Ltd (formerly known as Wenzhou Double Deer Brewing Group Co Ltd) and Pingyang Lion Beer Co Ltd entered into a Share Transfer Agreement with JinKeDa Group to acquire the entire equity interest in Zhejiang YanDangShan Lion Brewery Co Ltd for a cash consideration of approximately RM18.9 million to manufacture beer.

ii) AMB Venture Sdn Bhd acquired 3 wholly-owned subsidiary companies which are incorporated in the Republic of Singapore, namely AMB Fortune Holdings Pte Ltd, AMB Automobile Pte Ltd and AMB Engineering Pte Ltd and 2 wholly-owned subsidiary companies which are incorporated in Malaysia, namely Chrome Marketing Sdn Bhd and Seintasi Sdn Bhd.

(b) The Group acquired the following subsidiary companies in the previous financial year:

i) During the financial year ended 30 June 1999, Lion Asia Ltd ("LAL") entered into an agreement to dispose of Cibber Ltd ("Cibber") for a cash consideration of HKD2.00 subject to the settlement of Cibber Group's liabilities of Rmb104.5 million. Subsequently, the Group entered into an agreement to dispose of its entire 73.06% equity interest in LAL for a total consideration of HKD358.4 million. As this consideration takes into account the terms of the Cibber agreement, the Group has an obligation to acquire Cibber from LAL in the event the Cibber agreement is terminated or a novation is implemented.

As the disposal of Cibber was not completed, Ambang Jaya Sdn Bhd acquired a 100% equity interest in Cibber from LAL (now known as eCyberChina Holdings Limited) for a cash consideration of HKD1.00.

ii) The Group acquired a 70% interest in PT Kebunaria which is involved in the cultivation and processing of oil palm in Pontianak, West Kalimantan, Indonesia.

(c) The effects of acquisition of the above subsidiary companies on the financial results of the Group are as follows:

	2001	2000
Revenue	**32,153**	8,292
Other operating expenses	**(30,903)**	(7,014)
Profit from operations	**1,250**	1,278
Finance costs	**-**	(3,129)
Profit/(Loss) before taxation	**1,250**	(1,851)
Taxation	**(525)**	-
Profit/(Loss) after taxation	**725**	(1,851)
Minority interests	**(333)**	712
Increase/(Decrease) in Group net profit	**392**	(1,139)

(d) The effects of acquisition of subsidiary companies on the financial position of the Group at the financial year end are as follows:

	2001	2000
Property, plant and equipment	**29,741**	125,143
Deferred expenditure	**1,813**	413
Goodwill on consolidation	**-**	570
Inventories	**5,840**	1,773
Receivables	**3,987**	1,740
Cash and bank balances	**2,053**	903
Payables	**(24,905)**	(52,806)
Short term borrowings	**-**	(63,671)
Minority interests	**(701)**	(3,655)
Reserve on consolidation	**-**	(2,379)
Increase in Group net assets	**17,828**	8,031

(e) Details of net assets acquired at date of acquisition are as follows:

	2001	2000
Property, plant and equipment	**30,100**	103,619
Deferred expenditure	**16**	3,997
Goodwill on consolidation	**-**	594
Inventories	**4,535**	2,101
Receivables	**1,316**	15,876
Cash and bank balances	**272**	683
Payables	**(13,527)**	(57,924)
Short term borrowings	**(4,545)**	(51,828)
Minority interests	**-**	(5,353)
Reserve on consolidation	**-**	(2,452)
Net assets	**18,167**	9,313
Less: Reclassification to other creditors	**(12,714)**	-
Less: Cash and bank balances	**(272)**	(683)
Cash outflow on acquisition net of cash and bank balances acquired	**5,181**	8,630

38. DISPOSAL/LIQUIDATION OF SUBSIDIARY COMPANIES

(a) The Group disposed and liquidated the following subsidiary companies during the financial year:

i) On 14 July 2000, Zhejiang Provincial Commission on Foreign Trade and Economic Corporation had approved a conditional supplementary agreement entered into between Consitrade (M) Sdn Bhd and Zhejiang Zhedong Beer Co Ltd ("Zhejiang") for the dilution of its 55% equity interest in Ningbo Lion Brewery Co Ltd ("Ningbo") by 1.29% equity interest from Zhejiang.

Following the change in the equity interest, Ningbo ceased to be a subsidiary company and became an associated company.

ii) Innovasi Istimewa Sdn Bhd had entered into an agreement with Tianjin University Jing Wei Technical Development Co, for the dilution of its 63% equity interest in Tianjin Zhaoxia Motorcycle Technical Development Co Ltd by 23% to approximately 40%.

iii) As reported in the previous financial year, Chocolate Products (M) Berhad ("CPB") had entered into several agreements for the disposal of its malted cocoa beverage, chocolate, confectionery and trading businesses, related industrial buildings, land and trademarks. As a result, the related assets held for disposal were written down to their realisable values and provision for retrenchment benefits were made in the previous financial year. The disposal was completed on 29 August 2000. Consequently,

- the CPB Group has ceased its operations in the manufacture and sale of malted cocoa beverage, chocolate and confectionery; and
- the subsidiary companies, Chocolate Products Trading Sdn Bhd, Chocolate Products Manufacturing Sdn Bhd and CPB Enterprise Sdn Bhd have ceased operations and are now dormant.

iv) Amsteel Holdings (HK) Limited completed the disposal of the entire share capital of the following companies:

- Amsteel Securities (HK) Limited;
- Amsteel Futures (HK) Limited;
- Amsteel Derivaties Limited; and
- Amsteel Nominees (HK) Limited

to Steppington Holdings Limited for a consideration of HKD60 million.

v) On 23 February 2001, Lion Land Berhad had authorised Lion Biotech Pte Ltd ("Biotech") to effect the proposed winding-up proceedings of Huangshi Heilen Pharmaceutical Co Ltd ("Huangshi"), a 60% owned subsidiary of Biotech. Huangshi was previously involved in the manufacturing and packaging of pharmaceutical products and had ceased operations since April 1999. The Intermediate People's Court of Huangshi City had approved the winding-up proceedings of Huangshi on 19 March 2001.

(b) The Group disposed and liquidated the following subsidiary companies during the previous financial year:

i) The Company disposed of 5,000,002 ordinary shares of RM1.00 each fully paid representing more than 50% but less than 51% of the issued and paid-up ordinary share capital of Inverfin Sdn Bhd to Menara Citi Holding Company Sdn Bhd for approximately RM78.6 million.

ii) The Group disposed of the entire equity interest in Ozly Enterprise Sdn Bhd for a cash consideration of RM449,000.

iii) A members' voluntary winding-up proceedings has been effected on Davids Warehousing Sdn Bhd, a 51% owned subsidiary of the Group, which was previously involved in the business of warehousing.

iv) Lion Land Berhad had authorised Lion Biotech Pte Ltd to effect the proposed winding-up proceedings of Zhuhai Lion International Bio-Tech Co Ltd, a 95% owned subsidiary of Biotech which was previously involved in the manufacture and sale of pharmaceutical, health and herbal products.

(c) The effects of disposal/liquidation of the above subsidiary companies on the financial results of the Group to the date of disposal are as follows:

i) Disposal/liquidation during the financial year:

	2001	2000
Revenue	**34,087**	28,705
Other operating income	**456**	2,008
Depreciation and amortisation expenses	**(312)**	-
Other operating expenses	**(27,849)**	(12,370)
Gain on disposal/liquidation of subsidiary companies	**2,460**	49,008
Profit from operations	**8,842**	67,351
Finance costs	**(3,230)**	(20,899)
Profit before taxation	**5,612**	46,452
Taxation	**-**	(436)
Profit after taxation	**5,612**	46,016
Minority interests	**-**	639
Gain attributable to shareholders	**5,612**	46,655

ii) For comparative purposes, the effects of disposal/liquidation of subsidiary companies during the financial year on the financial results of the Group for the previous financial year are as follows:

	2000
Revenue	71,047
Other operating income	237
Other operating expenses	(107,786)
Loss from operations	(36,502)
Finance costs	(11,894)
Loss after taxation	(48,396)
Minority interests	5,642
Loss attributable to shareholders	(42,754)

(d) Details of net assets disposed at date of disposal are as follows:

	2001	2000
Property, plant and equipment	(108,207)	(2,218)
Investment properties	-	(383,682)
Investments	(321)	-
Deferred expenditure	(3,576)	(537)
Goodwill on consolidation	52	(937)
Inventories	(17,641)	(2,028)
Receivables	(60,881)	(18,134)
Cash and bank balances	(27,917)	(7,879)
Payables	91,303	42,944
Short term borrowings	1,377	-
Minority interests	47,468	48,510
Deferred taxation	-	3,095
Long term liabilities	14,007	200,000
Other reserve	1,094	61,841
Net assets	(63,242)	(59,025)
Gain on disposal/liquidation of subsidiary companies	(2,460)	(49,008)
Total cash consideration	(65,702)	(108,033)
Add: Reclassification to associated companies	47,469	-
Add: Reclassification to other receivables	13,486	31,628
Add: Cash and bank balances	27,917	7,879
Cash outflow/(inflow) on disposal net of cash and bank balances disposed	23,170	(68,526)

39. CORPORATE INFORMATION

Number of employees

	GROUP		COMPANY	
	2001	2000	2001	2000
Total number of employees as at the end of the financial year	28,129	30,111	2	2

40. SIGNIFICANT EVENTS

During the financial year, the Group undertook the following acquisitions and reorganisations:

1. The Company had entered into a conditional sale and purchase agreement with SCB Developments Berhad ("SCB") to dispose of its entire 100% equity interest in Optima Jaya Sdn Bhd ("OJSB") comprising 150,000 ordinary shares of RM1.00 each for a consideration of RM150,000. A debt owing by OJSB to the Company and certain liabilities to be novated to and assumed by the Company amounting in total to approximately RM201.1 million will be settled for an amount of RM113.85 million by SCB on behalf of OJSB.

2. As disclosed in the previous Directors' Report, Exuniq Sdn Bhd ("Exuniq"), a wholly-owned subsidiary of the Company, had entered into a conditional sale and purchase agreement with Allianz Aktiengesellschaft ("Allianz") to dispose of its 31.6% equity interest comprising 16,906,666 ordinary shares of RM1.00 each in Malaysia British Assurance Berhad ("MBA") for a total consideration of RM129.3 million. However, the sale and purchase agreement was terminated in the current financial year due to the non-fulfilment by Allianz of certain conditions precedent.

Following the aforesaid, Allianz had proposed to undertake a conditional voluntary general offer for all MBA shares not already owned by them for cash consideration of RM7.65 per share ("VGO"). Subsequent to the financial year end, Exuniq had disposed of its equity interest in MBA via an acceptance of the VGO.

3. Datavest Sdn Bhd, a wholly-owned subsidiary of the Group, had entered into a conditional sale and purchase agreement with Affin-UOB Holdings Sdn Bhd to dispose of its entire 83.78% equity interest in Amsteel Securities (M) Sdn Bhd for a cash consideration of up to RM238,783,783.78. In connection with this proposed disposal, Amsteel Equity Realty (M) Sdn Bhd, a wholly-owned subsidiary of the Group, had entered into a conditional sale and purchase agreement with Lion Land Berhad ("LLB"), a subsidiary of the Company, to acquire the portion of the building commonly known as the East Wing of Wisma Amsteel Securities for a cash consideration of RM14.88 million.

   However, the above sale and purchase agreements were subsequently terminated due to the non-fulfilment of certain conditions precedent.

4. The Company had, through its wholly-owned subsidiary company, Amsteel Holdings (HK) Limited, completed the disposal of the entire issued share capital of the following companies:

   i) Amsteel Securities (HK) Limited;
   ii) Amsteel Futures (HK) Limited;
   iii) Amsteel Derivatives Limited; and
   iv) Amsteel Nominees (HK) Limited

   to Steppington Holdings Limited for a consideration of HKD60 million.

5. Ayer Keroh Resort Sdn Bhd, a 70% owned subsidiary of the Group, has entered into 3 separate sale and purchase agreements with each of HMI Balestier Hospital Pte Ltd, Unirio Corporation Sdn Bhd and Senipuri Emas Sdn Bhd for the proposed disposal of its 60% equity interest in Excellent Strategy Sdn Bhd for a total consideration of RM41.4 million. The proposed disposal was completed subsequent to the financial year end.

6. Amsteel Mills Sdn Bhd ("AMSB") and Ayer Keroh Resort Sdn Bhd, both subsidiaries of the Company, had entered into a conditional exchange of asset agreement with Johor Corporation ("JCorp") for the proposed acquisition by AMSB of 100% equity interest in Antara Steel Mills Sdn Bhd comprising 218,010,000 ordinary shares of RM1.00 each for a consideration of RM108.23 million to be satisfied as follows:

   (a) Proposed disposal of 100% equity interest in Lion Gateway Parade Sdn Bhd ("LGP") comprising 500,000 ordinary shares of RM1.00 each to JCorp at an agreed consideration of RM90.98 million ("Proposed Disposal of LGP");
   (b) cash payment of RM17.25 million; and
   (c) simultaneous proposed settlement of inter-company indebtedness between the Company and AMSB.

   To facilitate the Proposed Disposal of LGP, the Company had entered into a share sale agreement with Norville Corporation Sdn Bhd and Sumurmuda Sdn Bhd for the proposed acquisition of 49% equity interest in LGP for a cash consideration of RM20.4 million. The proposed acquisition was completed subsequent to the financial year end.

7. LLB's investment of 43.613 million 5-year cumulative redeemable preference shares ("RPS") of RM0.01 each in Likom Computer System Sdn Bhd ("LCS") was due for redemption on 28 June 2001. LCS had proposed to defer the redemption of the RPS in view of the deferment of the listing of Likom Electronic Pte Ltd ("LEL") on the Singapore Exchange Securities Trading Limited ("SGX-ST") whereby the redemption sum of the RPS was to be satisfied by the allotment and issuance of RM43.613 million worth of new ordinary shares of SGD1.00 each in LEL upon its listing on the SGX-ST.

8. AMB Venture Sdn Bhd ("AMBV"), a wholly-owned subsidiary of the Group, had on 10 November 2000 entered into a conditional share subscription agreement ("SSA") with Angkasa Transport Equipment Sdn Bhd ("ATE"), a wholly-owned subsidiary of AMBV, and Tan Sri William H.J. Cheng ("TSWC"), in which TSWC shall subscribe for 2,156,000 ordinary shares of RM1.00 each representing 7.94% of the enlarged share capital of ATE at a total subscription price of approximately RM3,365,000.

AMBV had subsequently on 9 January 2001 entered into a supplemental subscription agreement with ATE and TSWC amending certain terms in the SSA, whereby TSWC shall instead subscribe for 2,530,000 ordinary shares of RM1.00 each, representing 9.19% of the enlarged share capital of ATE at a total subscription price of approximately RM3,365,000.

9. AMBV had on 10 November 2000 entered into a conditional sale and purchase agreement ("SPA") with TSWC and Lion Asiapac Limited ("LAP") to dispose of its 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 92.06% of the enlarged share capital of ATE to LAP for a sale consideration of:

   (a) SGD18,060,648 (equivalent to approximately RM39 million); or
   (b) SGD41,664,404 (equivalent to approximately RM90 million) in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co Ltd ("Proposed Listing"), an associated company of the Group, is completed by 30 September 2001.

   A supplemental agreement dated 9 January 2001 was subsequently entered into amongst AMBV, TSWC and LAP to amend certain terms in the SPA including, inter alia, the revision of the sale consideration to:

   (a) SGD15,383,527 (equivalent to approximately RM33.2 million); or
   (b) SGD38,666,795 (equivalent to approximately RM83.5 million) in the event the Proposed Listing is completed by 30 September 2001.

10. On 17 November 2000, Consitrade (M) Sdn Bhd, a wholly-owned subsidiary of the Group, entered into an agreement with Taixing Brewery Factory in the People's Republic of China for the acquisition of the remaining 45% equity interest in Jiangsu DEbier Brewery Co Ltd inclusive of shareholder's loan for a consideration of Rmb50 million (equivalent to approximately RM22.8 million) ("Proposed Acquisition"). The Proposed Acquisition is subject to the approvals being obtained from Jiangsu Commission of Foreign Trade and Economic Cooperation and any other relevant authorities, if required.

11. The applicable debts of Chocolate Products (Malaysia) Berhad ("CPB") and its subsidiary companies have been restructured by way of an entity debt restructuring exercise. The debt restructuring agreements pertaining to the CPB Group's debts with its lenders were executed in December 2000. As a result, the debt restructuring scheme for the CPB Group will not form part of the Revised Proposed GWRS.

41. SUBSEQUENT EVENTS

1. On 8 October 2001, the Company announced the Revised Proposed GWRS which involves its public listed subsidiaries, namely Angkasa Marketing Berhad ("Angkasa") and Lion Land Berhad ("LLB"), and its associated company, Lion Corporation Berhad ("LCB"). The details of the Revised Proposed GWRS are as follows:

   I <u>Amsteel Group</u>

   a) Proposed acquisition of 30% equity interest in Akurjaya Sdn Bhd ("Akurjaya") from Horizon Towers Sdn Bhd for a total consideration of RM423.90 million to be satisfied by the issue of RM423.90 million in value of new Amsteel shares.

   b) Proposed acquisition by Amsteel of 20% and 25% equity interests in Avenel Sdn Bhd ("Avenel") from Angkasa and LLB respectively for a total amount payable by Angkasa and LLB of RM146.91 million. The payment of RM146.91 million represents Angkasa's and LLB's 45% share in Avenel's estimated net liabilities as at 31 December 2001 collectively, after restating Avenel's cost of investment in Posim Berhad ("Posim") based on a discounted cash flow valuation of the future cashflows of Sabah Forest Industries Sdn Bhd, Posim's principal asset, and proforma unaudited net value of Posim's residual assets of RM326.47 million as at 30 June 2001 to be satisfied by netting off against inter-company balances owing by the Amsteel Group to the Angkasa Group and the LLB Group ("Proposed Avenel Acquisition").

c) Proposed acquisition by Akurjaya of 100% equity interest in Lion Plaza Sdn Bhd from LLB for a purchase consideration of RM35.66 million to be satisfied by an issuance of RM35.66 million Amsteel Bonds ("Proposed Lion Plaza Acquisition").

d) Proposed acquisition by Umatrac Enterprises Sdn Bhd ("Umatrac") of 13.5% equity interest in Hiap Joo Chong Realty Sdn Bhd ("Hiap Joo Chong") from Teck Bee Mining (M) Sdn Bhd for a total consideration of RM1.91 million to be satisfied by the issuance of RM1.91 million in value of new Amsteel shares.

e) Proposed acquisition by Umatrac of 13.5% equity interest in Hiap Joo Chong from LCB for a total consideration of RM1.91 million to be satisfied by netting off against inter-company balances owing by the LCB Group to the Amsteel Group.

f) Proposed disposal by Akurjaya of its 40% equity interest in Megasteel Sdn Bhd to Limpahjaya Sdn Bhd for a total consideration of RM1,089.99 million to be satisfied by an issuance of RM953.43 million LCB Bonds and RM136.56 million in value of new LCB shares to the Amsteel Group.

g) Proposed disposal of 50.45% equity interest in LLB to LCB for a total consideration of RM260.47 million to be satisfied by an issuance of RM227.84 million LCB Bonds and RM32.63 million in value of new LCB shares to the Amsteel Group.

h) Proposed disposal of 59.47% equity interest in Chocolate Products (Malaysia) Berhad to LLB and Amsteel Mills Sdn Bhd ("AMSB") for a total consideration of RM201.5 million to be satisfied by netting-off against inter-company balances owing by the Amsteel Group to the LLB Group ("Proposed CPB Disposal").

i) Proposed disposal by Avenel of its 83.70% equity interest in Posim to LLB and AMSB for a total consideration of RM533.72 million to be satisfied by netting off against inter-company balances owing by the Amsteel Group to the LLB Group ("Proposed Posim Disposal").

j) Proposed disposal of 52.34% equity interest in Silverstone Berhad to Angkasa for a total consideration of RM133.82 million to be satisfied by an issuance of RM133.82 million in value of new Angkasa shares ("Proposed Silverstone Disposal").

k) Proposed offer for sale of 265.17 million LCB shares to the eligible shareholders of LCB.

l) Proposed renounceable rights issue of 251.92 million new $4^{1}/_{2}$ years Warrants to the shareholders of Amsteel at an issue price of RM0.10 per Warrant with a right to subscribe for 1 new ordinary share in the Company for every Warrant held by the payment of RM1.10 per share.

II <u>LLB Group</u>

a) Proposed acquisition of 100% equity interest in Posim of which 83.70% will be acquired from Avenel (refer to the Proposed Posim Disposal).

b) Proposed acquisition of 59.47% equity interest in CPB from the Amsteel Group (refer to the Proposed CPB Disposal).

c) Proposed disposal of 25% equity interest in Avenel to Amsteel (refer to the Proposed Avenel Acquisition).

d) Proposed disposal of 100% equity interest in Lion Plaza Sdn Bhd to Akurjaya (refer to the Proposed Lion Plaza Acquisition).

III Angkasa Group

a) Proposed acquisition of 100% equity interest in Silverstone Berhad of which 52.34% will be acquired from the Amsteel Group (refer to the Proposed Silverstone Disposal) and 6.35% from the LCB Group. The proposed acquisition would be satisfied by netting off inter-company balances owing by the LCB Group and the Amsteel Group and the issuance of RM248.77 million in value of new Angkasa shares.

b) Proposed disposal of 20% equity interest in Avenel to Amsteel (refer to the Proposed Avenel Acquisition).

IV Inter-Company settlement

Proposed settlement of inter-company balances within the Amsteel Group, LLB Group, Angkasa Group, CPB Group, Posim Group and the LCB Group by netting off against consideration pursuant to the transactions of the Revised Proposed GWRS with the inter-company balances, issuance of Bonds and new ordinary shares of the relevant companies, where applicable.

V Proposed Divestment of non-core assets

The proposed divestment programme for the Group to rationalise their activities through the sale of non-core and peripheral assets and businesses ("Proposed Divestment Programme").

The Proposed Divestment Programme for the Company and its public listed subsidiaries and their subsidiaries respectively are as follows:

Company	Amount estimated to be divested
Amsteel Group	RM2,695.42 million
LLB Group	RM 541.17 million
Angkasa Group	RM 406.76 million

VI Proposed capital reconstruction

The proposed capital reconstruction are as follows:

a) Amsteel	:	60% share capital reduction and consolidation of the RM0.50 shares into RM1.00 shares
b) LLB	:	25% share capital reduction
c) Angkasa	:	70% share capital reduction

VII Proposed mode of settlement for FI-Creditors and Non-FI Creditors

Indebtedness of affected FI-Creditors denominated in Ringgit Malaysia ("RM") are to be settled by issuance of RM denominated Bonds, whilst indebtedness of affected FI-Creditors denominated in US Dollars ("USD") are to be settled by issuance of USD denominated Consolidated and Rescheduled Debts. The Non-FI Creditors would be settled by way of debt to equity conversion.

The Company and certain of its subsidiaries ("Scheme Companies") had filed a joint application pursuant to Section 176 subsection (1) of the Companies Act, 1965 ("the Act") with the High Court of Malaya on 16 March 2001. The aforesaid application was made to seek a Court order to convene meetings for each of the Scheme Companies for the purpose of approving the scheme of compromise and arrangement proposed to be made between each of such Scheme Companies and their respective creditors/members to facilitate the implementation of the Initial Proposed GWRS together with revisions, if any ("Scheme Meetings"). However, the Scheme Companies did not apply to the Court for an order to restrain legal proceedings against the Scheme Companies under Section 176 subsection (10) of the Act.

The High Court of Malaya had granted an order for the Scheme Companies to convene the Scheme Meetings on or before 22 February 2002.

The implementation of the Revised Proposed GWRS is subject to various conditions precedent, which include the approvals of Bank Negara Malaysia, Securities Commission, Foreign Investment Committee, Ministry of International Trade and Industry, Kuala Lumpur Stock Exchange, Scheme Creditors of the Scheme Companies and shareholders of the Company and the Scheme Companies.

2. Angkasa Marketing Berhad ("Angkasa") had on 1 October 2001 entered into 2 separate conditional joint-venture agreements with Suzuki Motor Corporation, Japan ("SMC") for the purpose of establishing a strategic alliance between Angkasa and SMC to assemble and distribute the "Suzuki" motorcycles through Lion Suzuki Marketing Sdn Bhd ("LSM") and Suzuki Assemblers Malaysia Sdn Bhd ("SAM"), both wholly-owned subsidiaries of the Group ("Proposed JV").

   In furtherance of the Proposed JV, Angkasa had on 1 October 2001 entered into 2 separate conditional share sale agreements for the disposal of 51% equity interest in each of LSM and SAM to SMC for a cash consideration of RM1,227,789 and RM26,682,706 respectively.

42. COMPARATIVE FIGURES

Certain comparative figures are reclassified where necessary to conform with the current financial year's presentation which include the following:

i) The amounts due from/to subsidiary companies and associated companies have been reclassified to receivables and payables respectively to conform with the requirement of MASB 1 - Presentation of Financial Statements.

ii) The exceptional items in the income statements of the previous financial year have been reclassified and included in provision on cessation of operations of subsidiary companies and other operating expenses to conform with the requirement of MASB 3 - Net profit or loss for the period, Fundamental Errors and Changes in Accounting Policies.

STATEMENT BY DIRECTORS

We, JEN (B) TAN SRI DATO' ZAIN HASHIM and TAN SRI WILLIAM H.J. CHENG, being two of the Directors of AMSTEEL CORPORATION BERHAD, do hereby state that, in the opinion of the Directors, the financial statements set out on pages 38 to 111 are drawn up in accordance with applicable approved accounting standards in Malaysia so as to give a true and fair view of the state of affairs of the Group and of the Company as at 30 June 2001 and of the results, cash flows and statement of changes in equity of the Group and of the Company for the financial year ended on that date.

On behalf of the Board

JEN (B) TAN SRI DATO' ZAIN HASHIM
Director

TAN SRI WILLIAM H.J. CHENG
Director

Kuala Lumpur
30 October 2001

STATUTORY DECLARATION

I, TAN SRI WILLIAM H.J. CHENG, the Director primarily responsible for the financial management of AMSTEEL CORPORATION BERHAD, do solemnly and sincerely declare that the financial statements set out on pages 38 to 111 are, to the best of my knowledge and belief, correct and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the above-named TAN SRI WILLIAM H.J. CHENG at Kuala Lumpur in the Federal Territory on 30 October 2001.

TAN SRI WILLIAM H.J. CHENG

Before me

W-217
P. SETHURAMAN
Commissioner for Oaths
Kuala Lumpur

REPORT OF THE AUDITORS TO THE MEMBERS OF AMSTEEL CORPORATION BERHAD

We have audited the financial statements set out on pages 38 to 111. The preparation of these financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain all the information and explanations, which we considered necessary, to provide us with sufficient evidence to give reasonable assurance that the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit includes an assessment of the accounting principles used and significant estimates made by the directors as well as evaluating the adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:-

(a) the financial statements which have been prepared under the historical cost convention, modified by the revaluation of certain assets, are properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:-

 (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company; and

 (ii) the state of affairs of the Group and of the Company as at 30 June 2001 and of the results, cash flows and statement of changes in equity of the Group and of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the said Act.

Without qualifying our opinion, we draw attention to Notes 1.1, 26 and 29 to the financial statements which explain the financial position of the Group and the Company and the plans of the Directors to implement a scheme involving the restructuring of the Group's and the Company's debts and rationalisation of the Group structure. The validity of preparing the financial statements on the going concern basis depends upon the successful implementation of these restructuring plans.

The names of subsidiary companies of which we have not acted as auditors are shown in Note 13 to the financial statements. We have considered the financial statements of these subsidiary companies and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for these purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification other than as disclosed in Note 13 to the financial statements and did not include any comment made under subsection (3) of Section 174 of the Companies Act, 1965.

ONG BOON BAH & CO
AF: 0320
Public Accountants

WONG SOO THIAM
1315/11/02(J)
Partner of the Firm

Kuala Lumpur
30 October 2001

MATERIAL CONTRACTS
INVOLVING DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

1. Sale and Purchase Agreement dated 30 September 1999 entered into between Beijing Parkson Light Industry Development Co Ltd ("Beijing Parkson") and China National Arts & Crafts (Group) Co, a major shareholder of Beijing Parkson, for the disposal of levels 5 to 10, both inclusive, of a 10-storey building known as Parkson Phase II together with the land use rights attached thereto for a total cash consideration of USD32,639,430.

2. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000 and Second Supplemental Agreement dated 8 October 2001 between the Company, Umatrac Enterprises Sdn Bhd ("Umatrac"), Posim Berhad ("Posim"), Lion Corporation Berhad ("LCB") and Limpahjaya Sdn Bhd ("Limpahjaya"), a subsidiary of LCB, of the one part ("Vendors A"), and Angkasa Marketing Berhad ("Angkasa"), a subsidiary of the Company, wherein a Director and certain major shareholders of the Company have an interest, of the other part, for the disposal by Vendors A of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad ("Silverstone") to Angkasa for a consideration of RM150,055,564 to be satisfied by an issue of RM143,147,530 in value of new Angkasa shares at a proposed issue price of RM1.00 per Angkasa share and the balance of RM6,908,034 to be set-off against inter-company balances owing by the LCB Group to the Angkasa Group.

3. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000 and Second Supplemental Agreement dated 8 October 2001 between Akurjaya Sdn Bhd ("Akurjaya") and Limpahjaya, a subsidiary of LCB which is a major shareholder of the Company and wherein a Director and certain major shareholders of the Company have an interest, for the disposal by Akurjaya of 240,000,000 ordinary shares of RM1.00 each in the capital of Megasteel Sdn Bhd, to Limpahjaya for a consideration of RM1,089,992,435 to be satisfied by an issue of RM953,429,867 LCB Bonds and RM136,562,568 in value of new LCB shares at an indicative price of RM1.00 per LCB share.

4. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000 and Second Supplemental Agreement dated 12 December 2000 between the Company, Ayer Keroh Resort Sdn Bhd ("AKR"), Ambang Jaya Sdn Bhd, Umatrac and Parkson Corporation Sdn Bhd of the one part ("Vendors B"), and Lion Land Berhad ("LLB"), a subsidiary of the Company wherein a Director and certain major shareholders of the Company have an interest, of the other part, and a Third Supplemental Agreement dated 8 October 2001 between Vendors B, LLB and Amsteel Mills Sdn Bhd ("Amsteel Mills"), a subsidiary of LLB, to include Amsteel Mills as a co-purchaser for the disposal by Vendors B and the acquisition by LLB and Amsteel Mills of a total of 207,209,445 ordinary shares of RM0.50 each in Chocolate Products (Malaysia) Berhad ("CPB"), representing 59.47% equity interest in CPB for a consideration of RM201,501,369 to be satisfied by netting off the existing balances owing by other company(ies) within the Group to the LLB Scheme Companies or owing by the LLB Scheme Companies to other company(ies) within the Group, which are proposed to be addressed under the Revised Proposed GWRS.

5. Conditional Share Sale Agreement dated 5 July 2000 and First Supplemental Agreement dated 19 October 2000 between Avenel Sdn Bhd ("Avenel") and LLB, and Second Supplemental Agreement dated 8 October 2001 between Avenel, LLB and Amsteel Mills to include Amsteel Mills as a co-purchaser for the disposal by Avenel of a total of 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim for a consideration of RM533,718,760 to be satisfied by netting off inter-company balances owing by the Group to LLB and Amsteel Mills.

6. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000 and Second Supplemental Agreement dated 8 October 2001 between the Company and Horizon Towers Sdn Bhd ("Horizon Towers"), a company in which a Director and certain major shareholders of the Company have an interest, for the acquisition by the Company of 44,450,000 ordinary shares of RM1.00 each in Akurjaya for a consideration of RM423,897,731 to be satisfied by an issue of RM423,897,731 in value of new shares in the Company.

7. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000 and Second Supplemental Agreement dated 8 October 2001 between Umatrac and Teck Bee Mining (M) Sdn Bhd ("Teck Bee Mining"), a company in which a Director and certain major shareholders of the Company have an interest, for the acquisition by Umatrac of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in the capital of Hiap Joo Chong Realty Sdn Bhd ("Hiap Joo Chong") for a consideration of RM1,915,000 to be satisfied by an issue of RM1,915,000 in value of new shares in the Company.

8. Conditional Share Sale Agreement dated 5 July 2000 and First Supplemental Agreement dated 8 October 2001 between Umatrac and LCB for the acquisition by Umatrac of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong for a consideration of RM1,915,000 to be satisfied by netting off against inter-company balances owing by the LCB Group to the Group.

9. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000 and Second Supplemental Agreement dated 8 October 2001 between the Company and Angkasa, wherein in consideration of the Company paying RM1.00 to Angkasa, the Company acquires 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in the capital of Avenel and Angkasa shall pay the Company a sum of RM65,294,088 which represents Angkasa's 20% share of Avenel's estimated adjusted net liabilities as at 31 December 2001 of RM326,470,438 after restating Avenel's cost of investment in Posim based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn Bhd ("SFI"), Posim's principal asset and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by the Group to Posim), to be satisfied by netting off the existing inter-company indebtedness owing by the Group to the Angkasa Group.

10. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000 and Second Supplemental Agreement dated 8 October 2001 between and the Company and LLB, wherein in consideration of the Company paying RM1.00 to LLB, the Company acquires 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in the capital of Avenel and LLB shall pay the Company a sum of RM81,617,610 which represents LLB's 25% share of Avenel's estimated adjusted net liabilities as at 31 December 2001 of RM326,470,438 after restating Avenel's cost of investment in Posim based on a discounted cash flow valuation of the future cash flows of SFI, Posim's principal asset and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by the Group to Posim), to be satisfied by netting off the existing inter-company indebtedness owing by the Group to the LLB Group.

11. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000 and Second Supplemental Agreement dated 8 October 2001 between Angkasa, of the one part and Horizon Towers, Amanvest (M) Sdn Bhd, Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Finlink Holdings Sdn Bhd, Teck Bee Mining, Tirta Enterprise Sdn Bhd, William Cheng Sdn Bhd, Ceemax Electronics Sdn Bhd, Lancaster Trading Co Ltd, Lion Holdings Pte Ltd, Sin Seng Investments Pte Ltd, all of which are companies wherein a Director and certain major shareholders of the Company have an interest, and Datuk Cheng Yong Kim, a major shareholder of the Company of the other part ("Vendors C"), for the acquisition by Angkasa of a total of 31,727,292 ordinary shares of RM1.00 each in Silverstone for a consideration of RM39,788,610 to be satisfied by an issue of RM39,788,610 in value of new Angkasa shares.

12. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000 and Second Supplemental Agreement dated 8 October 2001 between the Company, Umatrac and Konming Investments Limited ("Konming") of the one part and LCB of the other part, for the disposal by the Company, Umatrac and Konming of 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in LLB to LCB for a consideration of RM260,467,423 to be satisfied by an issue of RM227,834,077 LCB Bonds and an issue of RM32,633,346 in value of new LCB shares.

13. Sale and Purchase Agreement dated 9 August 2000 between LLB, Narajaya Sdn Bhd ("Narajaya"), Likom Electronic Pte Ltd ("LEPL") and Likom Caseworks Sdn Bhd ("LCW"), all of which are companies wherein a Director and a major shareholder of the Company have an interest, for the disposal of a piece of industrial land held under title no. H.S. (D) 34924, no. P.T. 3852, Mukim Cheng, Daerah Melaka Tengah, Melaka measuring approximately 37.513 hectares together with buildings erected thereon known as "Melaka Technology Park" to LCW for a sale consideration of RM93.15 million to be satisfied via the issuance of new shares of SGD1.00 each in LEPL.

14. Conditional Share Sale Agreement dated 19 October 2000 and First Supplement Agreement dated 8 October 2001 between LLB and Akurjaya, a company in which a Director and certain major shareholders of the Company have interest, of the other part, for the disposal of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn Bhd for a total consideration of RM35,661,000 to be satisfied by an issue of RM35,661,000 Amsteel Bonds.

15. Conditional Share Subscription Agreement dated 10 November 2000 and First Supplemental Agreement dated 9 January 2001 between Angkasa Transport Equipment Sdn Bhd ("ATE"), AMB Venture Sdn Bhd ("AMBV"), both wholly-owned subsidiaries of Angkasa and Tan Sri William H.J. Cheng, wherein Tan Sri William Cheng shall subscribe for 2,530,000 ordinary shares of RM1.00 each representing 9.19% of the enlarged share capital of ATE at an issue price of RM1.33 per share or at a total subscription price of approximately RM3,365,000.

16. Conditional Sale and Purchase Agreement dated 10 November 2000 and First Supplemental Agreement dated 9 January 2001 between AMBV, Tan Sri William H.J. Cheng and Lion Asiapac Limited ("LAP"), a company in which a Director and certain major shareholders of the Company have an interest, for the disposal by AMBV of 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE to LAP for a consideration to be determined in accordance with the formula provided in the supplemental agreement, tentative calculation being:

    (a) SGD15,383,527 (equivalent to approximately RM33.2 million); or

    (b) SGD38,666,795 (equivalent to approximately RM83.5 million) in the event the proposed listing of Anhui Jianghuai Automotive Chasis Co Ltd is completed by 30 September 2001;

    to be satisfied by LAP with the issuance of up to 154,667,181 new LAP shares at par value of SGD0.25 each together with up to 154,667,181 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million based on the exchange rate of RM1.00 : Rmb2.19) in ATE to Anhui Jianghuai Automotive Group Co Ltd and adjustments contained therein.

17. Conditional Agreement dated 13 December 2000 and Supplemental Conditional Agreement dated 10 July 2001 between LLB, Likom Computer System Sdn Bhd ("LCS"), a company in which a Director of the Company has an interest, and LEPL, whereby the parties thereto agreed to an extension of time for the redemption of the 43,613,000 5-year cumulative preference shares of RM0.01 each in LCS ("RPS") held by LLB from 29 June 2001 until the earlier of the following dates ("Maturity Date"):

    (a) within 21 days from the date the new ordinary shares of SGD1.00 each in LEPL are listed and quoted on the Singapore Exchange Securities Trading Limited; and

    (b) on 28 December 2002.

18. Guarantee Agreement dated 2 August 1996 and Supplemental Guarantee dated 10 July 2001 made between LLB and Tan Sri William H.J. Cheng whereby the parties thereto had agreed that Tan Sri William Cheng shall guarantee the payment on the Maturity Date a sum of RM43,613,000.00 ("Redemption Sum") and a sum ("Extension Fee") calculated on the Redemption Sum: (a) at the rate of 1.75% per annum above the base lending rate of Malayan Banking Berhad prevailing as at the date of redemption of the RPS ("Prescribed Rate") from 29 June 2001 until the Maturity Date less the aggregate of cumulative dividend declared and paid by LCS from 29 June 2001 until the Maturity Date; and (b) at the rate of 1% above the Prescribed Rate calculated from the expiry of the Maturity Date until the date of full payment of the Redemption Sum if LCS shall default in the payment of the Redemption Sum on the Maturity Date.

19. Conditional Sale and Purchase Agreement dated 14 December 2000 entered into between Amsteel Equity Realty (M) Sdn Bhd ("Amsteel Equity"), a subsidiary of the Company, and LLB for the acquisition by Amsteel Equity from LLB of the portion of the building commonly known as the East Wing of Wisma Amsteel Securities constructed on part of the land held under qualified sub-divided title no. H.S. (D) 64502, no. P.T. 32625, Mukim Kapar, Daerah Klang Negeri Selangor, measuring approximately 21,300 square feet for a cash consideration of RM14.88 million. The agreement was terminated on 8 June 2001.

20. Conditional Shares Sale and Purchase Agreement dated 14 December 2000 entered into among others, Datavest Sdn Bhd, as one of the vendors of the one part and Affin-UOB Holdings Sdn Bhd ("Affin-UOB"), a company in which a major shareholder of the Company has an interest, as purchaser of the other part and the Company of the last part in which Datavest disposes its entire 83.78% equity interest comprising 155,000,000 ordinary shares of RM1.00 each in Amsteel Securities (M) Sdn Bhd for a cash consideration of up to RM238,783,783.78. The agreement was terminated on 8 June 2001.

21. Exchange of Assets Agreement dated 13 February 2001 between the Company, Johor Corporation ("JCorp") and AKR, a company in which a Director and certain major shareholders of the Company have an interest, and Amsteel Mills in which:

    (a) JCorp shall sell and transfer 218,010,000 ordinary shares of RM1.00 in Antara Steel Mills Sdn Bhd ("Antara ") to Amsteel Mills for a consideration of RM108,230,000.00; and

    (b) in satisfying the aforesaid consideration payable to JCorp, Amsteel Mills shall procure (a) the Company to transfer to JCorp 500,000 ordinary shares of RM1.00 in Lion Gateway Parade Sdn Bhd ("LGP") and assign to JCorp, shareholders' advances owing by LGP to the Company; and (b) AKR to pay cash of RM17.25 million to JCorp.

22. Sale and Purchase Agreement dated 20 June 2001 between the Company and SCB Developments Berhad, ("SCB"), a company in which a major shareholder of the Company has an interest, for the sale by the Company to SCB of the Company's entire equity interest in Optima Jaya Sdn Bhd ("Optima Jaya"), comprising 150,000 ordinary shares of RM1.00 each, for a consideration of RM150,000 for the shares and payment by SCB to the Company of the sum of RM113,850,000 in settlement of amount owing by Optima Jaya to the Company and in consideration of the Company assuming the debts of Optima Jaya.

23. Conditional Agreement dated 5 November 2001 between Lion Brewing Group Co Ltd ("LBG") of the one part and Jinkeda Group Co Ltd ("Jinkeda"), a major shareholder of LBG, of the other part, for the acquisition by LGB of 24.6% equity interest in Pingyang Lion Beer Co Ltd from Jinkeda for a cash consideration of Rmb9,663,000 (equivalent to approximately RM4,424,045.42).

LIST OF GROUP PROPERTIES

AS AT 30 JUNE 2001

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Valuation/ Acquisition
1	HS (D) 1420, 1421 & 3389 PT 1083 - 1085 Mukim of Endau Daerah Rompin Pahang	Leasehold 10.10.2021 and 13.6.2025	798.6 hectares	Aquaculture land	Prawn culture	1.6	11.10.1991 and 14.6.1995
2	HS (M) 1197 PT 1784 Tempat Kg. Kasing Mukim of Endau Daerah Rompin Pahang	Leasehold 12.12.2025	2.0 hectares	Industrial land	Vacant	*	13.12.1995
3	HS (M) 1198 PT 1785 Mukim of Endau Daerah Rompin Pahang	Leasehold 12.12.2025	2.0 hectares	Industrial land	Shrimp processing plant	*	13.12.1995
4	PT 3252-3255, 3677, 4606 Lot 1840-1859 Mukim Bukit Katil Daerah Melaka Tengah Melaka	Leasehold 13.6.2090, 5.12.2090 and 25.5.2093	150.9 hectares	Land and building	Golf course and country club 5	90.0	14.6.1991, 6.12.1991 and 26.5.1994
5	PT 488-490 Kawasan Bandar Hilir Daerah Melaka Tengah Melaka	Leasehold 19.10.2091 and 16.7.2098	12.1 hectares	Land and building	Shopping complex, hotel, carpark and property under development 5	25.5	26.7.1991 and 20.10.1992
6	3, Mahkota Melaka Jalan Merdeka Lot 2 XLII (42) PN 6528 and Lot 4 XLII (42) PN 6517 Melaka Tengah Melaka	Leasehold 27.7.2090 and 19.10.2091	30.8 hectares	Land and building	Hospital and carpark 7	43.3	15.12.1993 and 5.11.1998
7	HS (D) 92634 PT 5148 Seremban Parade (Basement Floor) Lot 4973, Jalan Dato' Bandar Tunggal Seremban	Leasehold 3.10.2094	2.0 hectares	Land and building	Shopping complex 5	93.4	17.12.1993
8	Lots 10488, 011116, 011129, 2900N-2904N, 33516, 33518, 35796 and 35786-35790, 105 Jalan Sultan Abdul Jalil Greentown, Ipoh, Perak	Freehold	5.4 hectares	Land and building	Shopping complex and property under development 3	207.8	3.6.1991 - 23.12.1996

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Valuation/ Acquisition
9	Brooklands 3 Estate HS (D) 5377 Lot PT 6339 Mukim Tanjong Duabelas Daerah Kuala Langat Selangor	Freehold	503.4 hectares	Land	Vacant	164.8	10.8.1998
10	Brooklands 2 Estate Bandar Baru Brooklands Grant 5106 Lot 707, Grant 10886 Lot 1644 & 1647, Grant 10885 Lot 1645 & 1648 Mukim Tanjong Duabelas Kuala Langat, Selangor	Freehold	419.2 hectares	Mixed development land	Property under development	65.5	7.10.1993 and 28.9.1999
11	Taman Serai Setia Lot 953, Mukim of Sidam Kanan Daerah Kulim Kedah	Freehold	39.0 hectares	Mixed development land	Property under development	2.0	20.9.1997
12	Lot 8771U, Bandar Ipoh Daerah Kinta, Plot 294B, 294C, 294D, 294E, 294G Lorong Menteri Ipoh, Perak	Leasehold 10.9.2894	3,313.4 sq metres	Land	Vacant	0.8	30.4.1998
13	Lot PT 865-3136 Mukim of Beranang Daerah Hulu Langat Selangor	Freehold	186.9 hectares	Mixed development land	Property under development	164.8	7.6.1993
14	Lots 1816, 1827, 1828 Mukim of Beranang Daerah Hulu Langat Selangor	Freehold	82.3 hectares	Mixed development land	Property under development	36.3	13.5.1996
15	Lots 2933-2939 Mukim of Tebrau Johor	Freehold	17.9 hectares	Land	Vacant	25.6	25.10.1995
16	Lot 1, 6 & 537 Merbau Pulas Estate Mukim of Padang Meha District of Kulim Kedah	Freehold	327.0 hectares	Agriculture land	Vacant	49.9	3.10.1997
17	Lenggeng Estate Mukim of Lenggeng District of Seremban Negeri Sembilan	Freehold	722.0 hectares	Mixed development land	Oil palm plantation and property under development	183.9	3.9.1997
18	Chembong Estate Mukim of Rembau Negeri Sembilan	Freehold	480.0 hectares	Agriculture land	Oil palm and rubber plantation	35.4	7.10.1997

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Valuation/ Acquisition
19	Chembong Estate Mukim of Rembau Negeri Sembilan	Freehold	222.0 hectares	Agriculture land	Oil palm and rubber plantation	70.3	7.10.1997
20	Bagan Sena Estate Mukim of Bagan Sena District of Kulim Kedah	Freehold	1,162.4 hectares	Agriculture land	Oil palm and rubber plantation	43.1	6.10.1997
21	Tanjung Rambutan Estate Mukim of Ulu Kinta District of Kinta Perak	Freehold	364.2 hectares	Agriculture land	Oil palm plantation	31.5	18.4.1998
22	HS (D) 8003, 8004 & 8005, PTD 168, 168(A) & 168(B) Kampung Sedili Kecil Kota Tinggi, Johor	Leasehold 3.10.2010	202.0 hectares	Aquaculture land	Vacant	-	30.6.1985
23	HS (D) 10 PT 6 Bandar Georgetown Section 17 Daerah Timur Laut Penang	Leasehold 8.8.2092	1.0 hectare	Land	Property under development (shopping complex)	62.5	5.3.2001
24	Lot 4, Jalan Singgamata Lahad Datu Sabah	Leasehold 22.4.2064	174.0 sq metres	Land and building	Vacant 20	0.4	5.8.1991
25	Lot 5831 Kamunting Industrial Estate II Kamunting, Perak	Leasehold 1.10.2088	12.0 hectares	Land and building	Office, factory and warehouse 11	59.4	3.3.1987
26	Lengkungan Perusahaan Kamunting 3 Kawasan Perusahaan Kamunting Raya Kamunting, Perak	Leasehold 14.10.2097	4.1 hectares	Land and building	Office, factory and warehouse 3	8.2	5.11.1997
27	HS (D) 7561 Lot 7964 Bt. 22, Jalan Kulai- Air Hitam Kulai, Johor	Freehold	1.7 hectares	Land and building	Vacant 27	0.7	7.11.1971
28	HS (D) 24277 PT 3501 Lot 1, Jalan Waja Bukit Raja Industrial Estate Mukim of Bukit Raja Klang, Selangor	Leasehold 22.10.2088	3.2 hectares	Land and building	Office and factory 13	12.6	22.8.1983

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Valuation/ Acquisition
29	LG Floor, Block A Kompleks Karamunsing Jalan Tuaran Kota Kinabalu, Sabah	Leasehold 21.1.2901	1,257.3 sq metres	Land and building	Departmental store 13	2.1	14.3.1989
30	CT 13782 Lot 692 Section 57, Jalan Nagasari Kuala Lumpur	Freehold	8,624.6 sq metres	Land	Property under development (office)	72.5	6.5.1992
31	PT 78 & 79 Section 67 Jalan Bukit Bintang Kuala Lumpur	Freehold	3,188.8 sq metres	Land and building	Hotel 3	159.8	28.6.1998
32	Geran 26262 Lot 4060 Mukim of Batu Jalan Segambut Kuala Lumpur	Freehold	2.6 hectares	Land	Vacant	1.1	20.6.1974
33	West Wing, Wisma Amsteel Securities - part of HS (D) 64502 PT 32625 Mukim Kapar Daerah Klang, Selangor	Freehold	3,966.0 sq metres	Land and building	Office 8	6.7	17.9.1993
34	HS (D) 212081 PTD 111179 Mukim of Plentong Johor Bahru, Johor	Freehold	2,030.8 sq metres	Industrial land	Vacant	1.2	7.5.1998
35	HS (D) 212082 PTD 111180 Mukim of Plentong Johor Bahru, Johor	Freehold	2,255.6 sq metres	Industrial land	Vacant	1.4	7.5.1998
36	HS (D) 212199 PTD 111297 Mukim of Plentong Johor Bahru, Johor	Freehold	8,021.6 sq metres	Industrial land	Vacant	3.4	7.5.1998
37	HS (D) 212200 PTD 111298 Mukim of Plentong Johor Bahru, Johor	Freehold	8,219.9 sq metres	Industrial land	Vacant	3.5	7.5.1998
38	HS (D) 212298 PTD 111398 Mukim of Plentong Johor Bahru, Johor	Freehold	14,965.0 sq metres	Industrial land	Vacant	4.8	7.5.1998
39	Ground Floor Podium 'A Block' Kompleks Karamunsing Jalan Tuaran Kota Kinabalu, Sabah	Leasehold 21.1.2901	1,245.1 sq metres	Building	Departmental store 11	2.6	6.10.1993

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Valuation/ Acquisition
40	Ngayum Estate Pontianak Kalimantan Barat Indonesia	Location Permit	4,500.0 hectares	Agriculture land	Oil palm plantation	12.2	7.11.1996
41	Darit Estate Pontianak Kalimantan Barat Indonesia	Location Permit	20,000.0 hectares	Agriculture land	Oil palm plantation	2.4	7.11.1996
42	Ngabang Estate Pontianak Kalimantan Barat Indonesia	Location Permit	16,500.0 hectares	Agriculture land	Oil palm plantation	10.2	7.11.1996
43	12, Jalan Astaka U8/82 Bukit Jelutong Business & Technology Centre Shah Alam Selangor	Freehold	1,729.9 sq metres	Industrial land and building	Office 1	2.4	11.10.2000
44	1586, Fanghuang Road Fengxi Village Qing Pu County Shanghai, China	Leasehold 28.4.2044	234,606.0 sq metres	Industrial land and building	Office, factory and warehouse 7	30.1	29.4.1994
45	135, Xu Nan Village Fengxi Town Qing Pu County Shanghai, China	Leasehold 21.8.2044	8,277.0 sq metres	Industrial land	Vacant	0.8	21.8.1994
46	98, Qiong Hua Zhongduan, Yangzhou Jiangsu, China	Leasehold 20.9.2034	7,666.9 sq metres	Commercial land and building	Shopping complex 6	32.6	1.8.1996
47	119, East Street Xian, China	Leasehold 22.5.2047	15,000.0 sq metres	Building	Shopping complex 4	32.7	1.1.1998
48	918, Huaihai Zhong Lu Shanghai, China	Leasehold 29.11.2024	26,786.0 sq metres	Building	Shopping complex 5	56.6	7.2.1995
49	22-38, Sha He Kou Lu Xian Lu, China	Leasehold 6.3.2027	25,176.0 sq metres	Commercial land and building	Shopping complex, office and warehouse 4	38.7	28.2.1998
50	60, Xu Nan Village Fengxi Town Qingpu County Shanghai, China	Leasehold 15.3.2045	3,203.0 sq metres	Industrial land	Vacant	0.4	15.3.1995

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Valuation/ Acquisition
51	127, Ren Min Road Wuxi, China	Leasehold 22.4.2044	28,290.3 sq metres	Commercial land and building	Shopping complex and office 5	48.5	1.4.1996
52	37, Jin Rong Jie Xi Cheng Qu Beijing, China	Leasehold 20.10.2043	41,849.0 sq metres	Commercial land and building	Shopping complex and office 3	138.9	30.9.1993
53	3, Jalan SS13/3B 47500 Petaling Jaya Selangor	Freehold	10,005 sq feet	Industrial land and building	Factory 12	1.0	6.8.1992
54	Lot 72 Persiaran Jubli Perak 40000 Shah Alam Selangor	Freehold	5 acres	Industrial land and building	Factory 7	8.4	30.12.1991
55	12 & 12/1 Jalan Nangka Tiga Taman Rumpun Bahagia 75300 Bacang, Melaka	Leasehold 21.7.2084	1,650 sq feet	Land and building	2-storey shop office 16	0.1	13.4.1998
56	Menara Duta 2 Unit No: B-13A-C7 Block B, Jalan 1/38B Off Jalan Segambut 51200 Kuala Lumpur	Freehold	1,473 sq feet	Building	Condominium 4	0.2	17.7.1998
57	Centre Point Business Park Unit No: B-8-1 & B-8-2 5, Jalan Tanjung Keramat 26/35, Seksyen 26 40400 Shah Alam	Freehold	2,716 sq feet	Building	Office 3	0.4	18.3.1999
58	50, Jalan Wangsa 2/5 Taman Wangsa Permai 52200 Kuala Lumpur	Leasehold 21.10.2087	1,400 sq feet	Land and building	4 1/2-storey shop office 3	0.7	17.3.1999
59	15, Jalan Permatang Rawa 1 Kawasan Perniagaan Permatang Rawa 14000 Bukit Mertajam Pulau Pinang	Freehold	2,240 sq feet	Land and building	3-storey shop office 2	0.7	9.2.1999
60	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2087	291.7 hectares	Land	Log pond and waste disposal area	1.6	1.1.1989
61	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2082	79.6 hectares	Land and building	Residential 13-16	61.9	1.1.1983

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Valuation/ Acquisition
62	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2043	23.9 hectares	Land	Vacant	1.5	1.1.1983
63	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2043	4.0 hectares	Land	Jetty	25.3	1.1.1983
64	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2048	166.7 hectares	Land and building	Pulp and paper mills 13-16	)	1.1.1988
65	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2044	47.0 hectares	Land and building	Pulp and paper mills 13-16	) 463.6	1.1.1983
66	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2043	499.0 hectares	Land and building	Mills and housing 13-16	)	1.1.1983
67	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2087	1.5 hectares	Land and building	Pump house 13-16	0.1	1.1.1989
68	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2044	58.9 hectares	Land	Nursery site	0.1	1.1.1984
69	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2087	6,107 hectares	Land	Plantation	15.3	1.1.1989
70	Kampung Sebuboh Mukim of Sipitang Sabah	Leasehold 31.12.2087	5,860 hectares	Land	Plantation	14.7	1.1.1989

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Valuation/ Acquisition
71	1412, Plot No. 281 Prai Industrial Complex 13600 Prai, P.W.						
	- HS (D) 123 Lot 275-277	Leasehold 29.5.2035	1.2 hectares	Land and building	Factory 4-15	3.9	10.5.1980
	- HS (D) 127 Lot 278-280	Leasehold 22.7.2035	1.6 hectares	Land and building	Factory 4-10	4.3	10.5.1980
	- HS (D) 62 Lot 281	Leasehold 26.11.2071	0.4 hectare	Land and building	Factory 4-28	2.0	28.4.1973
	- HS (D) 102 Lot 282	Leasehold 31.8.2034	0.5 hectare	Land and building	Factory 4-27	1.3	12.6.1975
	- HS (D) 96 Lot 283	Leasehold 27.7.2034	0.5 hectare	Land and building	Factory 27	1.5	12.6.1975
	all of Mukim 1 Kawasan Perusahaan Prai Daerah Seberang Prai Tengah, Pulau Pinang						
72	No. 73, 73A - C Jalan Jelutong 11600 Pulau Pinang						
	- Geran 23670, Lot 1431	Freehold	70 sq metres				
	- Geran 23671, Lot 1432	Freehold	11 sq metres	Land and building	Showroom, office and service centre 13	0.7	30.6.1992
	- Geran 23680, Lot 1441	Freehold	92 sq metres				
	- Geran 23681, Lot 1442	Freehold	22 sq metres				
	all of Sek 9W, Bandar Georgetown Daerah Timur Laut Pulau Pinang						

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Valuation/ Acquisition
73	12, Jalan Nangka Tiga Taman Rumpun Bahagia Bacang 75300 Melaka - HS (D) 12489 PT 575 Mukim Pringgit Daerah Melaka Tengah Melaka	Leasehold 21.7.2084	153.0 sq metres	Building	Showroom, office and service centre 16	0.1	17.4.1998
74	72, Persiaran Jubli Perak, Seksyen 21 40000 Shah Alam Selangor - HS (D) 80060 PT 14373 Mukim of Damansara District of Petaling Jaya Selangor	Freehold	6.2 hectares	Industrial land and building	Office, factory and warehouse 8	27.9	18.3.1992
75	243, Jalan Cinta Alam Country Heights 43000 Kajang, Selangor - HS (D) 19980 PT 12889 Mukim Kajang District Ulu Langat, Selangor	Freehold	1,839.0 sq metres	Land	Vacant	1.2	8.11.1996
76	161, Mian Hua Jie Hanyang, China	Leasehold 22.5.2038	0.7 hectare	Building	Residential 6-29	12.8	9.12.1993
77	221, Hanjiang Road Shiyen, Hubei China	Leasehold 22.5.2038	55.6 hectares	Building	Office and factory 6-29	84.3	9.12.1993
78	38, Nanjing Shimenkan Zhengao Qiaocun Jiangsu, China	Leasehold 1.6.2026	3.3 hectares	Industrial land	Office, factory and warehouse 4-7	17.8	24.12.1995
79	14, Xihui Road Wuxi, Jiangsu China	Leasehold 22.12.2025	2.9 hectares	Industrial land	Office, factory and warehouse 4-6	9.9	22.12.1995
80	818, Linjiang Road Wuhan, China	Leasehold 19.9.2044	58,400 sq metres	Commercial land	Office, factory and warehouse 23	27.2	19.9.1994
81	Yingwu Road Wuhan, China	Leasehold 19.9.2044	3,000 sq metres	Commercial land	Office, factory and warehouse 15	0.8	19.9.1994

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Valuation/ Acquisition
82	323, Hanqiang Road Wuhan, China	Leasehold 19.9.2044	200,000 sq metres	Commercial land	In construction stage	4.3	19.9.1994
83	281, Xicheng Road, Wuxi, Jiangsu, China	Leasehold 18.6.2025	10,600 sq metres	Industrial land	Office, factory and warehouse 3	2.3	19.6.1997
84	Menara Jubili Kota Kinabalu Sabah	Leasehold 31.12.2088	1,698.0 sq metres (Ground floor to 2nd floor)	Commercial building	College 9	5.6	1992
85	5, Jalan SS 16/1 Subang Jaya Selangor	Freehold	5.2 hectares	Land and building	Office and shopping complex 13	274.4	April 1999
86	PT 487-489 Bandar Hilir Melaka Tengah Daerah Melaka Tengah Melaka	Leasehold 25.7.2090 and 19.10.2091	5.3 hectares	Land and building	Office and shopping complex 8	166.9	April 1999
87	234, Wu Tian Street Wenzhou City Zhejiang, China	Leasehold 28.2.2045	7.6 hectares	Industrial land and building	Office, factory and warehouse 7-13	46.2	January 1995
88	89, Chang Ning Road Jing Men City Hubei, China	Leasehold 31.12.2045	10.6 hectares	Industrial land and building	Office, factory and warehouse 5	35.1	December 1995
89	89, Chang Ning Road Jing Men City Hubei, China	Leasehold 31.12.2045	22.5 hectares	Industrial land and building	Office, factory and warehouse 6-23	28.7	December 1995
90	28, Hongqi North Road Zhuzhou City Hunan, China	Leasehold 31.12.2045	4.4 hectares	Industrial land and building	Office, factory and warehouse 4-13	13.9	December 1995
91	96, Shaoshan Road Changsha City Hunan, China	Leasehold 13.12.2044	4.1 hectares	Industrial land and building	Office, factory and warehouse 4-13	42.8	December 1994
92	Quan Fang Tou Kunyang Village Pingyang City Zhejiang, China	Leasehold 30.4.2046	4.5 hectares	Industrial land and building	Office, factory and warehouse 13	14.7	March 1996
93	10, Li Shan Road Yi Yuan District Shangdong, China	Leasehold 31.12.2046	3.6 hectares	Industrial land and building	Office, factory and warehouse 13	20.3	1.1.1997

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Valuation/ Acquisition
94	19, Huanxi Road Diao Pu Village Tai Xing City Jiangsu, China	Leasehold 30.6.2046	9.0 hectares	Industrial land and building	Office, factory and warehouse 6	32.8	1.7.1996
95	10, Wangziher Lin Changsha Hunan, China	Leasehold 7.4.2050	6.4 hectares	Industrial land and building	Office, factory and warehouse 2	0.9	1999
96	198, Zhan Road Siaw Kang City Hubei, China	Leasehold 31.12.2046	5.2 hectares	Industrial land and building	Office, factory and warehouse 3-5	3.7	1997
97	124, Jingshui Road Da Jing Town Yue Qing City Zhejiang, China	Leasehold 12.2.2043	1.2 hectares	Industrial land and building	Office, factory and warehouse 3-18	8.8	2000
98	HS (D) 159945 Lot 7736 Johor Bahru, Johor	Freehold	152.0 sq metres	Building	3-storey shophouse 29	0.2	June 1991
99	PT 19268 Mukim of Bukit Raja Klang, Selangor	Freehold	1.0 hectare	Commercial land	Future development	2.1	27.9.1993
100	PT 19263 Mukim of Bukit Raja Klang, Selangor	Freehold	0.5 hectare	Commercial land	Property under development	3.1	27.9.1993
101	Melaka Technology Park HS (D) 34924 PT 3852 Mukim of Cheng District of Melaka Tengah Melaka	Leasehold 14.8.2096	37.6 hectares	Land and building	Factory buildings 9	106.0	September 1994
102	PT 19254-59, 19264-66 & 19273-74 Mukim of Bukit Raja Klang, Selangor	Freehold	0.6 hectare	Commercial land	Property under development	13.3	30.10.1992
103	Lot 2764, 2835 & 3680 Mukim 14 Seberang Perai Pulau Pinang	Freehold	0.9 hectare	Land	Property under development	2.1	June 1991
104	Taman Supreme 39 Titles Mukim of Cheras Kuala Lumpur	Freehold	11.9 hectares	Land	Future development	7.1	June 1991

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Valuation/ Acquisition
105	Lot 1110, 1111 & 2870 Mukim of Petaling District of Petaling Selangor	Freehold	8,114 sq metres	Land	Industrial land	0.2	June 1991
106	PT 862-3348 Mukim of Bacang Melaka	Leasehold 12.4.2081 (residential) 22.8.2077 (industrial)	4.9 hectares	Land	Property under development	10.9	June 1991
107	Lot 1553, Section 2 Bandar Tanjung Tokong Pulau Pinang	Freehold	0.5 hectare	Land and building	Residential 2	4.9	June 1991
108	Lot 4534 Mukim of Simpang Kanan Batu Pahat, Johor	Freehold	4.6 hectares	Land	Property under development	4.1	June 1991
109	Lot 4093 Mukim of Simpang Kanan Batu Pahat, Johor	Freehold	1,201 sq metres	Land and building	10-storey commercial/ office building 17	5.0	June 1991
110	HS (D) 60874 Lot 11233 Taman Tayton, Cheras Kuala Lumpur	Freehold	620 sq metres	Land	Future development	0.1	June 1991
111	Lot 7623 Kepong Utara Mukim of Batu Kuala Lumpur	Leasehold 30.3.2086	4.9 hectares	Land	Property under development	14.9	30.6.1990
112	Mukim 17 North East District Batu Ferringhi Pulau Pinang	Freehold	28.7 hectares	Land	Future development	31.3	June 1991
113	PT 19261 Mukim of Bukit Raja Klang, Selangor	Freehold	4.2 hectares	Land and building	Office and shopping complex 7	189.0	April 1999
114	PT 19269 Mukim of Bukit Raja Klang, Selangor	Freehold	5,463 sq metres	Commercial land	Future development	0.8	27.9.1993
115	Lot 408, 937 & 2090 Mukim of Plentong Johor Bahru	Freehold	2.8 hectares	Agriculture land	Future development	0.1	June 1991
116	Lot 59, Section 57 Kuala Lumpur	Freehold	6,556 sq metres	Commercial land	Future development	57.2	6.9.1994

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM million)	Date of Valuation/ Acquisition
117	PT 798 & 885 Mukim of Jerai District of Jempol Negeri Sembilan	Freehold	1.0 hectare	Land	Property under development	0.7	6.9.1994
118	PT 3494 Mukim of Bukit Raja Klang, Selangor	Leasehold 9.11.2085	24.0 hectares	Industrial land and building	Factory 24	47.3	22.10.1994
119	PT 17631 Mukim of Bukit Raja Klang, Selangor	Leasehold 29.10.2091	2,880 sq metres	Industrial land and building	Factory 24	0.4	22.10.1994
120	HS (D) 48446 PT 23992 Mukim of Kapar Klang, Selangor	Leasehold 29.3.2087	10.4 hectares	Land	Industrial land	9.2	22.10.1994
121	HS (D) 24284 PT 3510 Mukim of Bukit Raja Klang, Selangor	Leasehold 21.10.2088	2.9 hectares	Industrial land and building	Office and factory 6	10.5	22.10.1994
122	Lot 2320 & 2323B Mukim of Tanjung Dua Belas District of Kuala Langat Selangor	Freehold	71.6 hectares	Industrial land and building	Office and factory 1	246.6	1996
123	Beijing Lu, Fengxi Town Qingpu Country Shanghai, China	Leasehold 30.6.2043	7.1 hectares	Industrial land and building	Office and factory 7	3.8	1.7.1993
124	27, Nanheng Street Fuxingzhuang Hedong District Tianjin, China	Leasehold 19.12.2045	33,411 sq metres	Industrial land and building	Office and factory 4-15	6.0	December 1995
125	Tong Xian County Beijing, China	Leasehold 2.7.2045	2.9 hectares	Industrial land and building	Factory 7	24.1	July 1995
126	Sun Palace Apartments Chao Yang District Beijing, China	Leasehold 22.7.2064	1,245 sq metres	Building	Apartment 8	3.4	1996
127	186, Yellow River Road Zhejiazhuang New and Hi-Tech Industrial Development Zone Hebei, China	Leasehold 1.6.2026	20,100 sq metres	Industrial land and building	Factory 4-5	4.1	June 1996

* Below RM100,000.

ANALYSIS OF SHAREHOLDINGS

AS AT 31 OCTOBER 2001

Share Capital

Authorised Share Capital	: RM1,000,000,000
Issued and Paid-up Capital	: RM629,796,500.50
Class of Shares	: Ordinary shares of RM0.50 each
Voting Rights	: One (1) vote per ordinary share

Distribution of Shareholdings

Size of Shareholdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Shares
Less than 1,000	3,127	7.06	998,764	0.08
1,001 to 10,000	32,630	73.80	137,686,341	10.93
10,001 to 100,000	7,927	17.93	221,694,483	17.60
100,001 to less than 5% of issued shares	530	1.20	368,140,091	29.23
5% and above of issued shares	3	0.01	531,073,322	42.16
	44,217	100.00	1,259,593,001	100.00

	Substantial Shareholders	Direct Interest No. of Shares	Direct Interest % of Shares	Indirect Interest No. of Shares	Indirect Interest % of Shares
1	Tan Sri William H.J. Cheng	-	-	470,082,886	37.32
2	Lancaster Trading Company Limited	10,700,000	0.85	448,497,826	35.61
3	William Cheng Sdn Bhd	7,585,366	0.60	448,497,826	35.61
4	Datuk Cheng Yong Kim	435,000	0.03	452,743,826	35.94
5	Lion Realty Pte Ltd	-	-	451,047,826	35.81
6	Lion Holdings Sdn Bhd	79,482	0.01	448,418,344	35.60
7	Utara Enterprise Sdn Bhd	-	-	448,497,826	35.61
8	Happyvest (M) Sdn Bhd	654,381	0.05	447,608,563	35.54
9	Amanvest (M) Sdn Bhd	12,972,395	1.03	375,324,676	29.80
10	Lion Corporation Berhad	243,773,441	19.35	126,133,797	10.01
11	Mirzan bin Mahathir	-	-	369,907,238	29.37
12	Peringkat Prestasi (M) Sdn Bhd	-	-	369,907,238	29.37
13	Lembaga Tabung Angkatan Tentera	264,505,413	21.00	-	-
14	Limpahjaya Sdn Bhd	126,133,797	10.01	-	-

Directors' interest in shares in the Company and its related companies

The Directors' interest in shares in the Company and its related companies are the same as that shown in the Directors' Report for the financial year ended 30 June 2001 except for the following:

The Company	Direct Interest No. of Shares	Direct Interest % of Shares	Indirect Interest No. of Shares	Indirect Interest % of Shares
Tan Sri William H.J. Cheng	-	-	470,082,886	37.32
Related Company				
Jen (B) Tan Sri Dato' Zain Hashim				
Silverstone Berhad	189,320	0.09	-	-
Tan Sri William H.J. Cheng				
Chocolate Products (Malaysia) Berhad	-	-	232,254,501	66.66
Lion Land Berhad	1,680	0.0002	342,179,285	57.67
Posim Berhad	-	-	178,234,171	87.71
Silverstone Berhad	-	-	149,742,465	73.45
Hy-Line Berhad	-	-	2,484 *	N/A

* Preference shares

Thirty Largest Registered Shareholders		No. of Shares	% of Shares
1	Lembaga Tabung Angkatan Tentera	264,505,413	21.00
2	Lion Corporation Berhad	191,589,644	15.21
3	Chase Malaysia Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Limpahjaya Sdn Bhd	74,978,265	5.95
4	Aseam Malaysia Nominees (Tempatan) Sdn Bhd Lion Corporation Berhad	52,183,797	4.14
5	Alliance Merchant Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Limpahjaya Sdn Bhd	29,021,600	2.30
6	Arab-Malaysian Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Limpahjaya Sdn Bhd (BK 7/366-2)	12,853,878	1.02
7	Employees Provident Fund Board	12,790,400	1.02
8	HSBC Nominees (Tempatan) Sdn Bhd BOA (M) Bhd for Tirta Enterprise Sdn Bhd	10,184,600	0.81
9	Mayban Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Amanvest (M) Sdn Bhd (414084018573)	9,800,000	0.78
10	Aseam Malaysia Nominees (Tempatan) Sdn Bhd Limpahjaya Sdn Bhd	9,200,500	0.73
11	Malaysia Nominees (Tempatan) Sendirian Berhad Pledged Securities Account for Lion Holdings Sdn Bhd (01-00016-000)	8,864,590	0.70
12	Arab-Malaysian Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Tirta Enterprise Sdn Bhd (BK7/283-6)	6,953,105	0.55
13	HSBC Nominees (Asing) Sdn Bhd BOA (M) Bhd for Lancaster Trading Company Ltd	5,980,000	0.47
14	Chan Yin Chan Yock Nam	5,850,600	0.46
15	Amanvest (M) Sdn Bhd	5,458,770	0.43
16	Chase Malaysia Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Finlink Holdings Sdn Bhd	5,417,438	0.43
17	Chase Malaysia Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Tirta Enterprise Sdn Bhd	5,273,000	0.42
18	Malaysia Nominees (Tempatan) Sendirian Berhad Pledged Securities Account for Tirta Enterprise Sdn Bhd (01-00255-000)	5,156,200	0.41
19	UOBM Nominees (Tempatan) Sdn Bhd Pledged Securities Account for William Cheng Sdn Bhd (MP)	4,734,000	0.38
20	OUB Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Tirta Enterprise Sdn Bhd (T218-CORP BKG)	4,476,000	0.36
21	Alliance Merchant Nominees (Asing) Sdn Bhd Pledged Securities Account for Lancaster Trading Company Ltd	3,500,000	0.28
22	Cartaban Nominees (Asing) Sdn Bhd SSBT Fund ZV6M for State Street Bank & Trust Funds for Employee Trusts	3,341,000	0.27
23	Arab-Malaysian Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Amanvest (M) Sdn Bhd (7/284-4)	3,163,223	0.25
24	Cartaban Nominees (Asing) Sdn Bhd SSBT Fund ZV3M for IFC Emerging Markets Fund-Malaysia	2,660,465	0.21
25	Horizon Towers Sdn Bhd	2,550,000	0.20
26	Lim Seng Chee	2,546,000	0.20
27	Menteri Kewangan Malaysia - Section 29 (SICDA)	2,527,522	0.20
28	Tirta Enterprise Sdn Bhd	2,501,148	0.20
29	The Central Depository (Pte) Limited	2,374,000	0.19
30	Cartaban Nominees (Asing) Sdn Bhd SSBT Fund TC45 for California State Teachers Retirement System	2,370,000	0.19

INFORMATION ON LEVEL 1 SPONSORED AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Company had registered with the Securities and Exchange Commission of the United States of America a Level 1 Sponsored American Depositary Receipt ("ADR") Programme on 30 December 1992.

Under the ADR Programme, a maximum of 5% of the total issued and paid-up share capital of the Company will be traded in the US OTC Market in the United States of America in the ratio of one ADR for every one ordinary share of RM0.50 each fully paid in the Company. The Company's trading symbol on the US OTC Market is AMCSY and its CUSIP number is 032182107.

The depositary bank for the ADR Programme is The Bank of New York and the sole custodian of the Company's shares for the ADR Programme is Malayan Banking Berhad ("MBB"), Kuala Lumpur.

As at 31 October 2001, 807,080 shares representing 0.06% of the total issued and paid-up share capital of the Company were deposited with MBB for the ADR Programme.

OTHER INFORMATION

Non-audit Fees

The amount of non-audit fees paid or payable to external auditors for the financial year was RM3.7 million.

FORM OF PROXY

I/We ....

of ....

being a member/members of AMSTEEL CORPORATION BERHAD, hereby appoint ....

....

of..

or failing whom ....

of ....

as my/our proxy to vote for me/us and on my/our behalf at the Twenty-Sixth Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 28 December 2001 at 10.00 am and at any adjournment thereof.

Resolutions	For	Against
1. To receive and adopt the Directors' Report and Audited Financial Statements		
2. To approve a first and final dividend		
3. To approve Directors' fees		
4. To re-elect as Director, Tuan Haji Munajat bin Idris		
5. To re-elect as Director, Mr Pee Kang Seng @ Lim Kang Seng		
6. To re-elect as Director, Y. Bhg. Tan Sri William H.J. Cheng		
7. To re-appoint as Director, Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim		
8. To re-appoint Auditors		
9. Authority to Directors to issue shares		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my hand this .... day of ....2001.

No. of shares:... Signed: ....

in the presence of: ....

Representation at Meeting

- A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, under its common seal.
- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.
- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur at least forty-eight (48) hours before the time appointed for holding the Meeting.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold all your shares in AMSTEEL CORPORATION BERHAD, you should at once send this Circular together with the enclosed Form of Proxy to the agent through whom the sale was effected for onward transmission to the purchaser.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from its reliance upon the whole or any part of the contents of this Circular.

AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO THE

(1) PROPOSED AMENDMENTS TO THE OBJECT CLAUSES OF THE MEMORANDUM OF ASSOCIATION; AND

(2) PROPOSED ADOPTION OF A NEW ARTICLES OF ASSOCIATION

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

The Notice convening an Extraordinary General Meeting of AMSTEEL CORPORATION BERHAD to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Friday, 28 December 2001 at 10.45 am or immediately after the Twenty-Sixth Annual General Meeting of the Company scheduled to be held on the same day at 10.00 am, whichever shall be the later, is set out in this Circular together with a Form of Proxy enclosed herewith.

The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

Last day and time for lodging the Form of Proxy : Wednesday, 26 December 2001 at 10.45 am.

This Circular is dated 3 December 2001

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:-

"Amsteel" or "Company"	:	Amsteel Corporation Berhad
"Amsteel Group"	:	Amsteel and its subsidiary companies
"Board of Directors"	:	The Board of Directors of the Company
"EGM"	:	Extraordinary General Meeting
"KLSE"	:	Kuala Lumpur Stock Exchange
"Proposed Adoption"	:	The proposed adoption of a new Articles of Association of the Company
"Proposed Amendments"	:	The proposed amendments to the object clauses of the Memorandum of Association of the Company

CONTENTS

LETTER TO THE SHAREHOLDERS OF AMSTEEL CORPORATION BERHAD

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Registered Office
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

3 December 2001

Directors

Jen (B) Tan Sri Dato' Zain Hashim *(Chairman)*
Pee Kang Seng @ Lim Kang Seng *(Managing Director)*
Tan Sri William H.J. Cheng
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
Munajat bin Idris
M. Chareon Sae Tang @ Tan Whye Aun
Tan Siak Tee

To: The Shareholders of AMSTEEL CORPORATION BERHAD

Dear Sir/Madam

- **PROPOSED AMENDMENTS TO THE OBJECT CLAUSES OF THE MEMORANDUM OF ASSOCIATION OF THE COMPANY**
- **PROPOSED ADOPTION OF A NEW ARTICLES OF ASSOCIATION OF THE COMPANY**

1. INTRODUCTION

On 30 August 2001, the Board of Directors announced that it proposed to amend the Memorandum of Association and adopt a new Articles of Association of the Company. The Board of Directors wishes to seek your approval for the Proposed Amendments and the Proposed Adoption as set out in sections 2 and 3 hereinbelow and Appendix 2 herein respectively.

The purpose of this Circular is to provide you with the details and rationale of the Proposed Amendments and the Proposed Adoption, to set out the Board's recommendations thereon and to seek your approval on the special resolutions pertaining to the Proposed Amendments and the Proposed Adoption to be tabled at the forthcoming EGM.

2. DETAILS AND RATIONALE OF THE PROPOSED AMENDMENTS

The Proposed Amendments set out below are now subject to and conditional upon the approval of the shareholders of the Company.

That the existing Clause 32 and Clause 33 which read as follows :

Existing Clause 32

"To receive money on deposit or to borrow or raise money with or without security, or to secure the payment or repayment of money or the satisfaction, observance or performance of any obligation or liability undertaken or incurred by the Company in such manner as the Company thinks fit and in particular by mortgage or charge upon the undertaking or any part of the undertaking of the Company or upon all or any assets of the Company or by the creation and issue of debentures or debenture stock (perpetual or terminable) charged as aforesaid or constituting or supported by a floating charge upon present and future property including uncalled and called unpaid capital."

Existing Clause 33

"To lend and advance money or give credit to any subsidiary or related corporation; to guarantee or give guarantees or indemnities for the payment of money or the performance of contracts or obligations by any such person or company or to secure or undertake in any way the repayment of moneys lent or advanced to or the liabilities incurred by any such person or company in any manner and in particular by the issue of debentures perpetual or otherwise, bonds, mortgages, charges, pledges, liens or any other securities, charges, founded or based upon all or any of the property (both present and future) and rights of the Company, including its uncalled capital; and otherwise to assist any such person or company."

be deleted and substituted therefor with the following :

Proposed Clause 32

"To receive money on deposit or loan and borrow or raise money in such manner as the Company shall think fit, and in particular by the issue of debenture, or debenture stock (perpetual or otherwise) and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien upon all or any of the property or assets of the Company (both present and future), including its uncalled capital, and also by a similar mortgage, charge or lien to secure and guarantee the performance by the Company or any other person or company of any obligation undertaken by the Company or any other person or company as the case may be."

Proposed Clause 33

"To lend and advance money or give credit to any person or company, to guarantee or give guarantees or indemnities for the payment of money or the performance of contracts or obligations by any person or company or to secure or undertake in any way the repayment of moneys lent or advanced to or the liabilities incurred by any person or company in any manner and in particular by the issue of debentures (perpetual or otherwise), bonds, mortgages, charges, pledges, liens or any other securities, charged, founded or based upon all or any of the property (both present and future) and rights of the Company, including its uncalled capital, and otherwise to assist any such person or company."

The Proposed Amendments are to facilitate the Company to carry on its dealings with third parties.

3. DETAILS AND RATIONALE OF THE PROPOSED ADOPTION

The Proposed Adoption enclosed as Appendix 2 herein is now subject to and conditional upon the approval of the shareholders of the Company.

The Proposed Adoption is to bring the Articles of Association of the Company in line with the amendments made to the KLSE's Listing Requirements, the Companies Act, 1965 and the Rules of the Malaysian Central Depository Sdn Bhd so as to enhance the administrative efficiency of the Company and where relevant, to render consistency throughout the new Articles of Association.

4. EXTRAORDINARY GENERAL MEETING

An EGM, notice of which is enclosed in this Circular, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Friday, 28 December 2001 at 10.45 am or immediately after the Twenty-Sixth Annual General Meeting of the Company scheduled to be held on the same day at 10.00 am, whichever shall be the later, shall for the purpose of considering and, if thought fit, passing the special resolution to give effect to the Proposed Amendments and the Proposed Adoption.

In the event that you wish to appoint a proxy to attend and vote in your stead, a Form of Proxy is enclosed in this Circular which you are required to complete and deposit at the Registered Office of the Company not later than 48 hours before the time set for the EGM. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently decide to do so.

5. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

None of the Directors and Major Shareholders or persons connected to the Directors and Major Shareholders of the Company have any interests direct or indirect, in the Proposed Amendments and the Proposed Adoption.

6. DIRECTORS' RECOMMENDATION

Your Directors, having considered all aspects of the Proposed Amendment and the Proposed Adoption, are of the opinion that they are in the best interest of the Company and accordingly, recommend that you vote in favour of the special resolutions for the Proposed Amendments and the Proposed Adoption at the forthcoming EGM.

7. FURTHER INFORMATION

Shareholders are requested to refer to the attched appendices for further information.

Yours faithfully
For and on behalf of the Board
AMSTEELCORPORATION BERHAD

JEN (B) TAN SRI DATO' ZAIN HASHIM
Chairman

1. RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Board of Directors of Amsteel and they individually and collectively accept full responsibility for the accuracy of the information given in this Circular and confirm that after having made all reasonable enquiries and to the best of their knowledge and belief, there are no other facts the omission of which would make any information herein misleading.

2. MATERIAL LITIGATION

Save as disclosed below, Amsteel or its subsidiaries is not engaged in any material litigation, claims or arbitration, either as plaintiff or defendant, which has a material effect on the financial position of Amsteel or its subsidiaries and the Board of Amsteel has no knowledge of any proceedings pending or threatened against Amsteel or its subsidiaries or of any other facts likely to give rise to any proceedings which may materially and adversely affect the financial position of Amsteel or its subsidiaries as at the date of this Circular.

i) In Civil Suit No. K22-40-97 filed on 11 April 1997, Harapan Permai Sdn Bhd, a timber contractor sued Sabah Forest Industries Sdn Bhd ("SFI") for RM184,456,769 for alleged wrongful termination of the Timber Sale Agreement dated 9 November 1992 ("the Agreement"). Under the Indemnity Contracts dated 29 May 1997 and 30 July 1997 ("Indemnity Contracts") Avenel Sdn Bhd ("Avenel") has agreed to indemnify Posim Berhad ("Posim") in full against any damages awarded against SFI.

SFI is a 97.78%-owned subsidiary of Posim, a company listed on the KLSE. Posim is in turn a subsidiary of Avenel and Avenel is a 55%-owned subsidiary of Amsteel.

SFI has applied to strike out the suit on the ground that the Agreement is illegal under the Sabah Forest Enactment 1968 ("SFE"). The Court has not fixed a date for delivery of the ruling.

The Directors of SFI have been advised by their lawyers that SFI has a good defence to the claim.

ii) In Civil Suit No. K22-55-97 filed on 6 May 1997, UNP Plywood Sdn Bhd ("UNP"), a timber contractor, sued SFI for RM128,874,435 for alleged wrongful termination of the Extraction and Purchasing Agreements dated 28 June 1993 and 13 August 1993 ("the Agreements") respectively which were entered into by SFI and UNP. SFI through its solicitors, Messrs Jayasuriya Kah & Co., terminated the Agreements on grounds that the Agreements and the arrangements between SFI and UNP amounted to an assignment of the Special Timber licence No. SK7/90 and such assignment contravenes s.24(6) of the Sabah Forest Enactment 1968 ("SFE"), thereby rendering the Agreements illegal. Under the Indemnity Contracts, Avenel has agreed to indemnify Posim in full against any damages awarded against SFI. At the hearing on 22 September 2000, UNP conceded that the Agreements are illegal insofar as they relate to extraction. No new hearing date has been fixed by the Court.

The Directors of SFI have been advised by their lawyers that SFI has a good defence to the claim.

iii) In the Kuala Lumpur High Court Summons No.D2-22-102-99 filed on 13 January 1999, Bank of Tokyo–Mitsubishi (M) Bhd ("BTM") sued Amsteel for recovery of the sum of RM7,001,543.84, being the amount outstanding under a Revolving Credit Facility of RM10 million granted by BTM to Amsteel vide BTM's letter of offer dated 5 June 1997. The Senior Assistant Registrar ("SAR") had on 8 March 2000 dismissed BTM's application for summary judgement. BTM's appeal against the SAR's aforesaid decision is set down for hearing on 5 February 2002.

The Directors have been advised that Amsteel has a defence to the claim.

iv) In the Kuala Lumpur High Court Summons No.D5-22-381-1999 filed on 11 February 1999, Bank of Tokyo-Mitsubishi (M) Ltd (Labuan Branch) ("BTML") sued Amsteel for recovery of the sum of USD4,034,663.27, being the amount outstanding under the Standby Letter of Credit Facility of RM15 million granted by BTML to Amsteel vide BTML's letter of offer dated 5 January 1994 ("the BTML Suit"). The Senior Assistant Registrar ("SAR") had on 19 October 2000 allowed BTML to enter summary judgement against Amsteel for the sum of USD4,034,663.27 (equivalent to RM15,331,720.42) together with commission charges but had disallowed BTML's claim for interests and costs.

BTML's claim for interest calculated on the sum of USD4,034,663.27 (equivalent to RM15,331,720.42) at the rate of 2.25% per annum above BTML's Costs of Funds from 3 December 1998 to the date of full settlement will proceed to full trial. The claim is set down for trail on 27 March 2002.

The Directors have been advised that Amsteel has a reasonable defence in respect of certain portions of the claim.

(v) Amsteel together with Silverstone Berhad ("SS"), Angkasa Marketing Berhad, Lion Corporation Berhad and Lion Land Berhad (collectively "Lion Group") have in Kuala Lumpur High Court Summons No.D7-22-2139-2000 filed on 17 November 2000, sued BTML for, inter-alia:

a) an injunction to restrain BTML from filing a winding-up petition against Amsteel on the basis of the summary judgment obtained in the BTML Suit on 19 October 2000 ("Injunction Application"); and

b) a declaration that the service of the Section 218 Notices on Amsteel under the threat of winding-up Amsteel was intended for collateral purposes to bring undue pressure on the Lion Group to bear, and calculated to interfere, harass and disrupt the management of the Lion Group, and any subsequent winding-up petitions filed thereto is an abuse of process.

BTML has applied to strike-out the Lion Group's Statement of Claim ("Striking-out Application").

The Court has directed that written submissions be made on both the Injunction Application and the Striking-out Application and has fixed 10 January 2002 to give decisions on both Applications.

The Directors have been advised that the Lion Group's application has a reasonable chance of success and the Lion Group has a reasonable chance of opposing the Striking-out Application successfully.

vi) In the Kuala Lumpur High Court Summons No.D5-22-1719-1999 filed on 18 June 1999, Affin Merchant Bank Berhad (formerly, Perwira Affin Merchant Bank Berhad) ("Affin") has sued Lion Land Berhad ("LLB") for recovery of the sum of RM31,975,996.50, being the amount outstanding under the Revolving Credit Facility of RM30 Million granted by Affin to LLB vide Affin's letter of offer dated 27 August 1997. The Court has not fixed a hearing date for the matter.

The Directors have been advised that LLB has a defence to the claim.

vii) In Kuala Lumpur High Court Summons No.D4-22-3325-1999 filed on 29 December 1999, Tafco Development Sdn Bhd and Haji Ariffin Bin Haji Ismail (collectively "the Plaintiffs") had commenced legal action against, inter-alia, Ambang Maju Sdn Bhd ("AMSB"), Avenel and several officers of Amsteel (collectively "the Defendants") for, inter-alia :

(a) a declaration that the third party legal charges created by AMSB over AMSB's lands measuring approximately 807.9 acres in area ("Lands") in favour of a lender ("Lender") as security for advances granted to a related corporation contravene the Companies Act, 1965 and hence, is null and void and of no legal effect;

(b) recovery of 30% of RM100 million on the basis that the Lands, once developed, would be worth more than RM100 million; and

(c) alternatively, an order compelling AMSB to purchase 30% of the Lands at market price.

The aforementioned Defendants have filed a conditional appearance and applied to the Court to strike out the writ of summons and statement of claim ("Striking Out Application").

The Plaintiffs have also applied for :

(a) interrogatories, which application has since been adjourned pending the outcome of the Striking Out Application;

(b) summary judgement and judgement by admission which applications have since been withdrawn as directed by the Court;

(c) an extension of time to file an affidavit in reply to the Defendant's affidavit for the Striking Out Application ("Extension Application"); and

(d) amendment of the writ and statement of claim ("Amendment Application").

The Court has ordered that the Amendment Application be heard first and thereafter the Court will fix hearing dates for the Striking Out Application and Extension Application. The Amendment Application has been part heard by the SAR, who has adjourned the matter to 23 January 2002 for continued hearing.

The Directors have been advised by the respective lawyers for AMSB and Avenel that AMSB and Avenel have a defence to the claim.

viii) Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd (collectively referred to as "Takenaka Group") in the Kuala Lumpur High Court Civil Suit no. D6-22-2031-2000 and Itochu Corporation ("Itochu") in the Kuala Lumpur High Court Civil Suit no. D6-22-2030-2000, both filed on 31 October 2000, have sued Optima Jaya Sdn Bhd ("Optima Jaya") and Amsteel. Optima Jaya is a wholly-owned subsidiary of Amsteel.

By a construction agreement dated 23 May 1995 ("the Construction Agreement") Optima Jaya employed the Takenaka Group to build a hotel. In consideration of Itochu agreeing to issue guarantees to various financiers for purpose of financing the construction of the said hotel, Optima Jaya agreed to pay to Itochu a guarantee fee pursuant to a guarantee fee agreement dated 23 May 1995 ("the Guarantee Fee Agreement").

By a letter of comfort dated 23 May 1995 ("the Letter of Comfort"), Amsteel agreed, inter alia, to ensure that Optima Jaya performs its obligations under the Construction Agreement and the Guarantee Fee Agreement.

Takenaka Group, pursuant to the Construction Agreement and the Letter of Comfort, claims against Amsteel and Optima Jaya the sum of RM103,243,755 together with interest, opportunity losses and costs.

Itochu, pursuant to the Guarantee Fee Agreement and the Letter of Comfort, claims against the Amsteel and Optima Jaya the sum of RM2,183,225.13 together with interest and costs.

Amsteel and Optima Jaya have submitted applications to stay the Takenaka Group's proceedings in respect of Kuala Lumpur High Court Suit D6-22-2031-2000 ("the Stay Applications"). The SAR had on 6 July 2001 dismissed Amsteel's and Optima Jaya's Stay Applications. Amsteel and Optima Jaya have appealed to the High Court against the SAR's decision. The Court has fixed 8 March 2002 for the hearing of the appeal.

Applications for summary judgement have been filed:

(i) by Takenaka Group against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit D6-22-2031-2000 ("the Takenaka Group SJ Application"); and

(ii) by Itochu against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit D6-22-2030-2000 ("the Itochu SJ Application").

Amsteel and Optima Jaya have applied to the High Court for a stay in the summary judgement application pending hearing of Amsteel's and Optima Jaya's appeal to the High Court in respect of the SAR's dismissal of their Stay Applications ("Stay of Summary Judgement Applications") .

The Takenaka Group SJ Application and the Stay of Summary Judgement Applications are fixed for hearing on 7 January 2002. In respect of the Itochu SJ Application, the SAR has fixed 5 December 2001 to give its decision.

The Directors have been advised that Optima Jaya and Amsteel have a reasonable chance of (a) succeeding in the Appeal on Stay Applications and (b) in defending the Takenaka Group SJ Application and the Itochu SJ Application.

(ix) In the matter of an arbitration proceeding involving Atelier ADT International Consultants Ltd ("Atelier") and Lion Asia Investment Pte Ltd ("Lion Asia"), a subsidiary of Amsteel, Atelier claims against Lion Asia for alleged unpaid professional (engineering and architectural) fees and reimburseable expenses amounting to approximately RM7 million in respect of services provided in relation to eight properties/projects in China.

Lion Asia has counter-claimed against Atelier :

(i) for recovery of the sum of USD2,230,760.14, being payment made to Atelier pursuant to contracts, which are unenforceable and/or illegal because Atelier did not have the legal capacity (or requisite qualification under the laws of Malaysia) to enter into such contracts; or in the alternative,

(ii) for over-payment to Atelier in the sum of USD1,062,943.83.

Several questions of law arose in the arbitration proceedings and Lion Asia had in Kuala Lumpur High Court O.S. No. R-24-29-2001 referred those questions of law to the High Court. The High Court had on 17 July 2001, ordered the questions of law to be stated in a form of special case stated to the High Court for the High Court's decision. Atelier has appealed to the Court of Appeal against the High Court's order on, inter alia, the ground that both questions of law and fact should be decided by the arbitrator. No hearing date has been fixed in respect of the appeal.

The arbitrator will state his interim award in the form of a special case stated to the High Court after the parties have made their submissions on the facts to the arbitrator. The arbitrator has directed that Lion Asia provide to Atelier the proposed parameters of the facts to be found by the arbitrator in an interim award on or before 26 November 2001 and that Atelier responded thereto by 20 December 2001.

Lion Asia has been advised that it has a reasonable chance of successfully defending Atelier's claim and that it has a reasonable chance of success in its own counter claim against Atelier.

(x) Total Resources Sdn Bhd ("TR") has filed an action against Lion Ipoh Parade Sdn Bhd ("LIP") on 29 April 2000 vide Ipoh High Court Civil Suit No.22-107-200.

Prior to LIP's acquisition of the land held under PN 50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh ("the said Land"), TR had acquired the rights of way over two (2) strips of land through the said Land as access road to lands held under CT22851-22855 Lot nos. 2900N-2904N Daerah Kinta, Bandar Ipoh ("the adjoining lands") by way of registered leases. TR subsequently sold the adjoining lands to LIP. Accordingly LIP became the registered proprietor of both the said Land and the adjoining lands and constructed a building on the said Land. TR alleged that LIP had trespassed on the two (2) strips of land held by TR as registered lessee and claimed special damages in the sum of RM21,805,560.00. It is LIP's contention that TR's rights over the said Land were extinguished by operation of law as there had been a unity of title and possession by LIP of both the said Land and the adjoining lands.

LIP has on 21 November 2001 obtained leave of the Court to add, inter alia, the counterclaim for the cancellation of TR's two (2) said registered leases from the respective documents of title, by way of an Amended Statement of Defence and Counterclaim.

LIP has been advised that it has a good defence as TR had not suffered any actual damages.

(xi) In Action No. 273 of 1993, AMS Securities (S) Pte Ltd ("AMS") claimed for contra losses amounting to RM9,165,214.82 against Choi Mei Choo. Judgement in Default of appearance has been entered against Cho Mei Choo. Hearing of Application to set aside Judgement in Default was heard on 22 October 2001. The Judgement in Default was set aside without cost. AMS filed a notice of appeal against the Court's decision to set aside Judgement on 7 November 2001. Appearance fixed for hearing on 5 December 2001.

The Directors have been advised that AMS has a reasonable ground for the claim.

(xii) In Action No. 60029 of 1998, AMS claimed for contra losses amounting to RM31,575,116.55 against Lim Lean Heng. Judgement in default of appearance has been entered against Lim Lean Heng. Application to set aside the Judgement in default was heard on 22 October 2001. The Judgement in Default was set aside without cost. AMS filed a notice of appeal against the Court's decision to set aside Judgement on 7 November 2001. Appearance fixed for hearing on 5 December 2001.

The Directors have been advised that AMS has a reasonable ground for the claim.

(xiii) In Kuala Lumpur High Court No. 4-22-1611-98, Amsteel Securities (M) Sdn Bhd claimed for RM12,864,816.18 against Datuk Joseph Lee Yoke Min @ Ambrose (as guarantor for Disporex Sdn Bhd). The case came up for case management on 29 November 2001. The Judge directed the parties to file a Statement of Agreed Facts and Statement of Issues to be tried by 23 March 2002.

The Directors have been advised that AMS has a reasonable ground for the claim.

3. MATERIAL CONTRACTS

Save as disclosed below, there are no contracts which are material which have been entered into by Amsteel or its subsidiaries within the two years preceding the date of this Circular:

1. Put and Call option Agreement dated 16 September 1998 and 29 December 1999 entered into between Lion Subang Parade Sdn Bhd ("LSP") and Saujana Heights Sdn Bhd ("Saujana") wherein Saujana granted to LSP a call option and LSP granted Saujana a put option requiring LSP to purchase from Saujana all that piece of land held under H.S.(D) 71775, No. Pt. 12586, Mukim of Damansara, District of Petaling, Selangor at a cash consideration of RM18 million.

2. An agreement dated 6 January 2000 between Chocolate Products (Malaysia) Berhad ("CPB") and Maestro Swiss Food Sdn Bhd for the sale of:

   (a) the business (with goodwill), property, assets and rights for the manufacture, supply and distribution of proprietary malted cocoa beverage powder and other related products sold under various of trademarks in particular "VICO" in Malaysia and other parts of the world; and

   (b) the two (2) industrial buildings known as Lot No. 1359, Lorong Mak Mandin 6, Mak Mandin Industrial Estate, 13400 Butterworth, Pulau Pinang and Lot No. 2688, Lorong Mak Mandin 6, Mak Mandin Industrial Estate, 13400 Butterworth, Pulau Pinang,

   for a cash consideration of RM25,428,000.

3. An agreement dated 6 January 2000 between Chocolate Products Manufacturing Sdn Bhd ("CPM") and Maestro Swiss Cocoa Sdn Bhd for the sale of the business (with goodwill), property, assets and rights for the manufacture, supply and distribution of industrial chocolate and intermediate cocoa products including cocoa butter and cocoa powder for a cash consideration of RM4,457,000.

4. An agreement dated 6 January 2000 between CPM and Maestro Swiss Chocolate Sdn Bhd for the sale of the business (with goodwill), property and assets for the manufacture, supply and distribution of proprietary chocolates, chocolate enrobed wafers, confectionery, snack food and other products sold under various of the trademarks in particular, "VOCHELLE" for a cash consideration of RM5,243,000.

5. An agreement dated 6 January 2000 between Chocolate Products Trading Sdn Bhd ("CPT") and Maestro Swiss Trading Sdn Bhd for the sale of the business (with goodwill) of marketers and distributors of, amongst others, products manufactured and supplied by the CPB Group member and property assets and rights used in and for such business for a cash consideration of RM9,402,000.

6. An agreement dated 6 January 2000 between CPB Enterprise Sdn Bhd and Maestro Swiss Products Sdn Bhd for the sale of the business (with goodwill), property, assets and rights for the manufacture, supply and distribution of confectionery and chocolate related products sold under various of the trademarks in particular "DARRY'S" for a cash consideration of RM5,090,000.

7. An agreement dated 6 January 2000 between CPB and Maestro Swiss Land I Sdn. Bhd. for the sale of the land held under H.S.(D) 1174 No. P.T. Plot 269, Town of Butterworth, Section 3, District of Seberang Perai Utara, State of Pulau Pinang but excluding the industrial building erected thereon known as Lot No. 2688, Lorong Mak Mandin 6, Mak Mandin Industrial Estate, 13400 Butterworth, Pulau Pinang for a cash consideration of RM1,550,000.

8. An agreement dated 6 January 2000 between CPB and Maestro Swiss Land II Sdn Bhd for the sale of the land held under H.S.(D) 136-Mk 14 No. P.T.PTB/A/038, Mukim 14, District of Seberang Perai Utara, State of Pulau Pinang but excluding the industrial building erected thereon known as Lot No. 1359, Lorong Mak Mandin 6, Mak Mandin Industrial Estate, 13400 Butterworth, Pulau Pinang for a cash consideration of RM1,330,000.

9. An agreement dated 6 January 2000 amongst CPB, CPM, CPT and Chocolate Vochelle AG (formerly known as CPB Investment AG) ("CPBI") and Maestro Suisse Holding (H.K.) Limited for the sale of all title, benefit and interest in, to and under the trademarks owned by CPB, CPM, CPT and CPBI for a cash consideration of RM1,000,000.

10. A share transfer agreement dated 28 February 2000 where JinKeDa Group dispose of its 90% shareholdings in YanDangshan Lion Brewery Co Ltd (now known as Zhejiang YanDangShan Lion Brewery Co Ltd) to Wenzhou Lion Brewery Co Ltd (now known as Wenzhou Double Beer Brewery Group Co Ltd) and its 10% shareholdings in Zhejiang YanDangShan Lion Brewery Co Ltd to Pingyang Lion Beer Co Ltd for a cash consideration of Rmb35,604,000 and Rmb3,956,000 (equivalent to approximately RM16,299,000 and RM1,811,000 million) respectively.

11. Equity Transfer Agreement dated 24 March 2000 between LLB Suria Sdn Bhd., a wholly-owned subsidiary of Lion Land Berhad ("LLB") and Tianjin Automotive Industry (Group) Co Ltd for the disposal of 25% equity interest in Tianjin Huali Motor Co Ltd for a cash consideration of Rmb65 million (equivalent to approximately RM29.83 million).

12. Supplemental Sale and Purchase Agreement dated 24 April 2000 between Lion Biotech Pte Ltd ("Lion Biotech"), a 51% owned subsidiary of LLB and Hubei Zenith Group Co Ltd. ("Hubei Zenith Group") varying the Sale and Purchase Agreement dated 16 November 1998 in that the percentage of equity interest of Hubei Zenith Heilen Pharmaceutical Co Ltd. to be disposed of by Lion Biotech to Hubei Zenith Group is revised from 55% to 30% for a total cash consideration of Rmb61,299,300 (equivalent to approximately RM28.12 million).

13. Sale and Purchase Agreement dated 28 April 2000 between WGD Retail Consulting Sdn Bhd ("WGD") and International Footware Permada (Kedah) Sdn Bhd for the disposal of WGD's entire 99.99% equity interest in Ozly Enterprise Sdn Bhd comprising 499,999 ordinary shares of RM1.00 each fully paid, for a cash consideration of RM449,000.

14. Joint-Venture Agreement dated 16 May 2000 between Shanghai Lion Parkson Investment Consultant Co Ltd ("SLP") and Hainan Future Computers Co Ltd ("HFC") to undertake the research and development of computer software for integration of the system applications of Amsteel's retail business in the People's Republic of China ("PRC") which operates under the trade name of "Parkson" and "Xtra". The venture is to be undertaken via a newly incorporated company in PRC known as Beijing Future Century E-business Co Ltd ("BFC"), which would have a total paid-up capital of Rmb600,000 (equivalent to approximately RM274,700.12). SLP has a 51% equity stake and HFC holds the remaining 49% in BFC.

15. Conditional Share Sale Agreement dated 5 July 2000 between Amsteel, Umatrac Enterprises Sdn Bhd ("Umatrac") and Konming Investments Limited ("Konming") of the one part and Lion Corporation Berhad ("LCB") of the other part for the disposal by Amsteel, Umatrac and Konming of 299,387,843 ordinary shares of RM1.00 each representing 50.46% equity interest in LLB to LCB for a consideration of RM473,030,000 to be satisfied by way of netting off against the inter-company balances between the Amsteel Group and the LCB Group and the balance to be settled by an issue of LCB bonds to Amsteel.

16. Conditional Share Sale Agreement dated 5 July 2000 between Amsteel, Umatrac, Posim Berhad ("Posim"), LCB and Limpahjaya Sdn Bhd ("Limpahjaya") ("Vendors A") of the one part, and Angkasa Marketing Berhad ("AMB") of the other part for the disposal by the Vendors A of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad ("Silverstone") to AMB for a consideration of RM138,506,146 to be satisfied by way of an issue of 150,299,587 new AMB shares at an issue price of RM0.855 per AMB share.

17. Conditional Share Sale Agreement dated 5 July 2000 between Akurjaya Sdn Bhd ("Akurjaya") and Limpahjaya for the disposal by Akurjaya of 240,000,000 ordinary shares of RM1.00 each in the capital of Megasteel Sdn Bhd ("Megasteel") to Limpahjaya for a consideration of RM1,254,000,000 to be satisfied by the netting off against inter-company balances between the Amsteel Group and the LCB Group and the balance to be settled by an issue of LCB bonds to the Amsteel Group.

18. Conditional Share Sale Agreement dated 5 July 2000 between Ayer Keroh Resort Sdn Bhd ("AKR"), Ambang Jaya Sdn Bhd, Amsteel, Umatrac and Parkson Corporation Sdn Bhd ("Parkson") ("Vendors B") of the one part, and LLB of the other part for the disposal by Vendors B of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in CPB to LLB for a consideration of RM281,193,000 to be satisfied by way of netting off against the inter-company balances between the Amsteel Group and the LLB Group.

19. Conditional Share Sale Agreement dated 5 July 2000 between Avenel Sdn Bhd ("Avenel") and LLB for the disposal by Avenel of 170,097,271 ordinary shares of RM1.00 each representing 83.77% equity interest in Posim to LLB for a consideration of RM719,492,953 to be satisfied by way of netting off against the inter-company balances between the LLB Group and the Amsteel Group.

20. Conditional Share Sale Agreement dated 5 July 2000 between Horizon Towers Sdn Bhd ("Horizon Towers") and Amsteel for the acquisition by Amsteel of 44,450,000 ordinary shares of RM1.00 each representing 30% equity interest in Akurjaya for a consideration of RM547,850,000 to be satisfied by the issue of 711,493,506 new Amsteel shares at an issue price of RM0.77 per Amsteel share.

21. Conditional Share Sale Agreement dated 5 July 2000 between Teck Bee Mining (M) Sdn. Bhd ("Teck Bee Mining") and Umatrac for the acquisition by Umatrac of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in the capital of Hiap Joo Chong Realty Sdn Bhd ("Hiap Joo Chong") for a consideration of RM2,290,000 to be satisfied by way of an issue of 2,974,026 new Amsteel shares at an issue price of RM0.77 per Amsteel share.

22. Conditional Share Sale Agreement dated 5 July 2000 between LCB and Umatrac for the acquisition by Umatrac of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong for a consideration of RM2,290,000 to be satisfied by way of netting off against the inter-company balances between the LCB Group and the Amsteel Group.

23. Conditional Share Sale Agreement dated 5 July 2000 between AMB and Amsteel, wherein in consideration of Amsteel paying RM1.00 to AMB, Amsteel acquires 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in the capital of Avenel and AMB shall pay Amsteel a sum of RM18,480,000 (which represents approximately 20% share of Avenel's net liabilities of RM92,380,000 based on the unaudited net tangible assets of Avenel as at 31 December 1999 after restating Avenel's cost of investment in Posim based on a discounted cashflow valuation of the future cashflows of Sabah Forest Industries Sdn. Bhd. ("SFI"), Posim's principal asset) to be satisfied by an issue of 8,643,275 new AMB shares with an assumed value of RM0.855 per AMB share and the balance to be settled by netting off against the inter-company balances owing from the Amsteel Group to the AMB Group amounting to RM11,090,000.

24. Conditional Share Sale Agreement dated 5 July 2000 between LLB and Amsteel, wherein in consideration of Amsteel paying RM1.00 to LLB, Amsteel acquires 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in the capital of Avenel and LLB shall pay Amsteel a sum of RM23,090,000 (which represents approximately 25% share of Avenel's net liabilities of RM92,380,000 based on the unaudited net tangible assets of Avenel as at 31 December 1999 after restating Avenel's cost of investment in Posim based on a discounted cash flow valuation of the future cash flows of SFI, Posim's principal asset) to be satisfied by way of netting off against the inter-company balances between the LLB Group and the Amsteel Group.

25. Conditional Share Sale Agreement dated 5 July 2000 between Horizon Towers, Amanvest (M) Sdn Bhd, Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Finlink Holdings Sdn Bhd, Teck Bee Mining, Tirta Enterprise Sdn Bhd, William Cheng Sdn Bhd, Ceemax Electronics Sdn Bhd (formerly known as Likom Electronics Sdn Bhd), Lancaster Trading Co Ltd, Lion Holdings Pte Ltd, Sin Seng Investments Pte Ltd and Datuk Cheng Yong Kim ("Vendors C") of the one part, and AMB of the other part, for the acquisition by AMB of a total of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone for a total consideration of RM36,726,176 to be satisfied by way of an issue of 42,954,592 new AMB shares to Vendors C with an assumed value of RM0.855 per AMB share.

26. A Conditional Supplementary Agreement approved by Zhejiang Provincial Commission on Foreign Trade and Economic Corporation on 14 July 2000 between Consitrade (M) Sdn Bhd ("Consitrade") and Zhejiang Zhedong Beer Co Ltd for the dilution of its 55% equity interest in Ningbo Lion Brewery Co Ltd by 10.29% to 44.71% and the option to purchase the aforesaid 10.29% equity interest for an amount of Rmb24,696,346 (equivalent to approximately RM11,306,815.30).

27. Share Sale Agreement dated 27 July 2000 between Exuniq Sdn Bhd, a wholly-owned subsidiary of Amsteel and Allianz Aktiengesellschaft for the disposal of 16,906,666 ordinary shares of RM1.00 each representing 31.57% equity interest in the capital of Malaysia British Assurance Berhad at a total cash consideration of RM129,335,994.90 or RM7.65 per share.

28. Sale and Purchase Agreement dated 9 August 2000 between LLB, Narajaya Sdn Bhd ("Narajaya"), Likom Electronic Pte Ltd ("LEPL") and Likom Caseworks Sdn Bhd ("LCW") for the disposal of a piece of industrial land held under H.S.(D) 34924, P.T.No. 3852, Mukim Cheng, Daerah Melaka Tengah, Melaka measuring approximately 37.513 hectares together with buildings erected thereon known as "Melaka Technology Park" to LCW for a sale consideration of RM93.15 million to be satisfied via the issuance of new shares of SGD1.00 each in LEPL.

29. First Supplemental Agreement dated 19 October 2000 between Amsteel, Umatrac and Konming of the one part and LCB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Amsteel, Umatrac and Konming of 299,387,843 ordinary shares of RM1.00 each in LLB to LCB.

30. First Supplemental Agreement dated 19 October 2000 between Vendors A of the one part and AMB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Vendors A of 119,653,758 ordinary shares of RM1.00 each in Silverstone to AMB.

31. First Supplemental Agreement dated 19 October 2000 between Akurjaya of the one part and Limpahjaya of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Akurjaya of 240,000,000 ordinary shares of RM1.00 each in Megasteel to Limpahjaya.

32. First Supplemental Agreement dated 19 October 2000 between Vendors B the one part and LLB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Vendors B of 207,209,445 ordinary shares of RM0.50 each in CPB to LLB.

33. First Supplemental Agreement dated 19 October 2000 between Avenel of the one part and LLB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Avenel of 170,097,271 ordinary shares of RM1.00 each in Posim to LLB.

34. First Supplemental Agreement dated 19 October 2000 between Horizon Towers of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Amsteel of 44,450,000 ordinary shares of RM1.00 each in Akurjaya from Horizon Towers.

35. First Supplemental Agreement dated 19 October 2000 between Teck Bee Mining of the one part and Umatrac of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Umatrac of 135,000 ordinary shares of RM1.00 each in Hiap Joo Chong from Teck Bee Mining.

36. First Supplemental Agreement dated 19 October 2000 between AMB of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Amsteel of 20,000,000 ordinary shares of RM1.00 each in Avenel from AMB.

37. First Supplemental Agreement dated 19 October 2000 between LLB of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Amsteel of 25,000,000 ordinary shares of RM1.00 each in Avenel from LLB.

38. First Supplemental Agreement dated 19 October 2000 between Vendors C of the one part and AMB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by AMB of 31,727,292 ordinary shares of RM1.00 each in Silverstone.

39. Conditional Share Sale Agreement dated 19 October 2000 between LLB of the one part and Akurjaya of the other part for the disposal of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn Bhd for a total consideration of RM33,350,000 to be settled by way of netting-off against the consideration payable by the LLB Group to Amsteel Group pursuant to the proposed acquisitions of assets by the LLB Group from the Amsteel Group under the conditional share sale agreements executed on 5 July 2000.

40. Conditional Share Sale Agreement dated 30 October 2000 between Amsteel Holdings (H.K.) Limited, a wholly-owned subsidiary of Amsteel Capital Holdings Sdn Bhd, of the one part and Steppington Holdings Limited of the other part for the disposal of the entire issued share capital of Amsteel Securities (H.K.) Limited, Amsteel Futures (H.K.) Limited, Amsteel Derivatives Limited and Amsteel Nominees (H.K.) Limited (collectively the "Amsteel Companies") for a total cash consideration of HK$10 million plus the Net Tangible Assets of Amsteel Companies.

41. Conditional Share Subscription Agreement dated 10 November 2000 between Angkasa Transport Equipment Sdn Bhd ("ATE"), AMB Venture Sdn Bhd ("AMBV"), both wholly-owned subsidiaries of AMB and Tan Sri Cheng Heng Jem ("TSWC"), in which TSWC shall subscribe for 2,156,000 ordinary shares of RM1.00 each representing 7.94% of the enlarged share capital of ATE at an issue price of RM1.56 per share or at a total subscription price of approximately RM3,365,000.

42. Conditional Sale and Purchase Agreement dated 10 November 2000 between AMBV, TSWC and Lion Asiapac Limited ("LAP"), whereby AMBV shall dispose of its 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 92.06% of the enlarged share capital of ATE to LAP for a consideration to be determined in accordance with the formula provided in the agreement, tentative calculation being:

(a) SGD18,060,648 (equivalent to approximately RM39 million); or

(b) SGD41,664,404 (equivalent to approximately RM90 million based on the exchange rate of SGD1.00 : RM2.16), in the event the Proposed Listing of the associate company of ATE, Anhui Jianghuai Automotive Chasis Co Ltd ("Proposed Listing of AJ Auto") is completed by 30 September 2001;

to be satisfied by LAP partly in cash and partly with the issuance of up to 166,657,616 new LAP shares at par value of SGD0.25 each together with up to 166,657,616 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million based on the exchange rate of RM1.00 : Rmb2.19) in ATE to Anhui Jianghuai Automotive Group Co Ltd ("AJ Group") and adjustments contained therein.

43. An Agreement dated 17 November 2000 between Consitrade and Taixing Brewery Factory for the acquisition of an additional 45% equity stake in Jiangsu DEbier Brewery Co Ltd, inclusive of shareholder's loan for a cash consideration of Rmb50 million (equivalent to approximately RM22.8 million).

44. Conditional Agreement dated 13 December 2000 between LLB, Likom Computer System Sdn Bhd ("LCS") and LEPL, whereby the parties thereto agreed to the variation of the mode of redemption by LCS of 43,613,000 5-year cumulative preference shares of RM0.01 each in LCS ("RPS") from LLB such that the RPS shall be fully redeemed and satisfied by the issuance of new ordinary shares of SGD1.00 each in LEPL to LLB.

45. Second Supplemental Agreement dated 12 December 2000 between Vendors B the one part and LLB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered into between the parties in respect of the disposal by Vendors B of 209,209,445 ordinary shares of RM0.50 each in CPB to LLB.

46. Conditional shares sale and purchase agreement dated 14 December 2000 entered into between, among others, Datavest Sdn Bhd ("Datavest"), as one of the vendors of the one part and Affin-UOB Holdings Sdn Bhd ("Affin-UOB") as purchaser of the other part and Amsteel of the last part in which Datavest disposes its entire 83.78% equity interest comprising 155,000,000 ordinary shares of RM1.00 each in Amsteel Securities (M) Sdn Bhd for a cash consideration of up to RM238,783,783.78.

47. Conditional sale and purchase agreement dated 14 December 2000 entered into between LLB of the one part and Amsteel Equity Realty (M) Sdn Bhd ("AERMSB") of the other part in which AERMSB acquires from LLB the portion commonly known as the East Wing of Wisma Amsteel Securities constructed on part of the land held under qualified sub-divided title no H.S (D) 64502 No. PT 32625 Mukim Kapar, Daerah Klang Negeri Selangor, measuring approximately 21,300 square feet for a cash consideration of RM14.88 million.

48. Supplemental Subscription Agreement dated 9 January 2001 between ATE, AMBV and TSWC amending certain terms in the conditional Share Subscription Agreement dated 10 November 2000, whereby TSWC shall instead subscribe for 2,530,000 ordinary shares of RM1.00 each representing 9.19% of the enlarged share capital of ATE at an issue price of RM1.33 per share or at a total subscription price of approximately RM3,365,000.

49. Supplemental Agreement dated 9 January 2001 between AMBV, TSWC and LAP amending certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000, whereby AMBV shall dispose of its 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE to LAP for a revised consideration to be determined in accordance with the formula provided in the supplemental agreement, tentative calculation being:

(a) SGD15,383,527 (equivalent to approximately RM33.2 million); or

(b) SGD38,666,795 (equivalent to approximately RM83.5 million) in the event the Proposed Listing of AJ Auto is completed by 30 September 2001;

to be satisfied by LAP with the issuance of up to 154,667,181 new LAP shares at par value of SGD0.25 each together with up to 154,667,181 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million based on the exchange rate of RM1.00 : Rmb2.19) in ATE to AJ Group and adjustments contained therein.

50. Exchange of Assets Agreement dated 13 February 2001 between Johor Corporation ("JCorp"), Amsteel and AKR and Amsteel Mills Sdn Bhd ("Amsteel Mills") in which:

(a) JCorp shall sell and transfer 218,010,000 ordinary shares of RM1.00 in Antara Steel Mills Sdn Bhd ("Antara Steel Mills") to Amsteel Mills for a consideration of RM108,230,000.00; and

(b) in satisfying the aforesaid consideration payable to JCorp, Amsteel Mills shall procure (a) Amsteel to transfer to JCorp 500,000 ordinary shares of RM1.00 in Lion Gateway Parade Sdn. Bhd. ("LGP") and assign to JCorp shareholders' advances owing by LGP to Amsteel; and (b) AKR to transfer to JCorp, 7,500,000 ordinary shares of RM1.00 each in Excellent Strategy Sdn Bhd ("ESSB").

51. Call Option Agreement dated 13 February 2001 between AKR and JCorp in which JCorp has been granted a call option to purchase 18,000,000 ordinary shares of RM1.00 each in ESSB.

52. Lease Agreement dated 13 February 2001 between Antara Steel Mills and Amsteel Mills pursuant to which Amsteel Mills has the full rights and liberty to operate Antara Steel Mills' steel plant located in Pasir Gudang, Johor for a period of 10 years in the event the exchange of Assets Agreement dated 13 February 2001 is terminated for any reason whatsoever.

53. Sale and Purchase Agreement dated 16 March 2001 between Amsteel and Sumurmuda Sdn Bhd ("Sumurmuda") and Norville Corporation Sdn Bhd ("Norville") for the acquisition by Amsteel of 245,000 ordinary shares of RM1.00 each representing 49% equity interest in LGP for a total cash consideration of RM20.37 million.

54. Sale and Purchase Agreement dated 16 March 2001 between AKR and HMI Balestier Hospital Pte Ltd for the sale of 9,000,000 ordinary shares of RM1.00 each representing 30% equity interest in ESSB for a total cash consideration of RM20.70 million.

55. Sale and Purchase Agreement dated 16 March 2001 between AKR and Unirio Corporation Sdn Bhd for the sale of 4,500,000 ordinary shares of RM1.00 each representing 15% equity interest in ESSB for a total cash consideration of RM10.35 million.

56. Sale and Purchase Agreement dated 16 March 2001 between AKR and Senipuri Emas Sdn Bhd for the sale of 4,500,000 ordinary shares of RM1.00 each representing 15% equity interest in ESSB for a total cash consideration of RM10.35 million.

57. Sale and Purchase Agreement dated 20 June 2001 between Amsteel and SCB Developments Berhad for the sale by Amsteel to SCB Developments Berhad of Amsteel's entire equity interest in Optima Jaya Sdn Bhd ("Optima Jaya") (comprising 150,000 ordinary shares of RM1.00 each) for a consideration of RM150,000 for the shares and payment by SCB Developments Berhad to Amsteel of the sum of RM113,850,000 comprising: (i) a cash payment of RM10,500,000 and (ii) the balance in SCB Shares at an agreed price of RM4.50 per share, in settlement of amount owing by Optima Jaya to Amsteel and in consideration of Amsteel assuming the debts of Optima Jaya.

58. Supplemental Conditional Agreement dated 10 July 2001 made between LLB, LCS and LEPL, supplemental to the agreement dated 13 December 2000, whereby the parties thereto had agreed to an extension of time for redemption of the 43,613,000 5-year cumulative preference shares of RM0.01 each in LCS ("RPS") held by LLB from 29 June 2001 until the earlier of the following dates ("Maturity Date"):

(a) within 21 days from the date the new ordinary shares of SGD1.00 each in LEPL are listed and quoted on the Singapore Exchange Securities Trading Limited; and

(b) on 28 December 2002.

59. Supplemental Guarantee dated 10 July 2001 made between LLB and TSWC, supplemental to the guarantee agreement dated 2 August 1996 made between LLB and TSWC, whereby the parties thereto had agreed that TSWC shall guarantee the payment on the Maturity Date a sum of RM43,613,000.00 ("Redemption Sum") and a sum calculated on the Redemption Sum: (a) at the rate of 1.75% per annum above the base lending rate of Malayan Banking Berhad prevailing as at the date of redemption of the RPS ("Prescribed Rate") from 29 June 2001 until the Maturity Date less the aggregate of cumulative dividend declared and paid by LCS from 29 June 2001 until the Maturity Date; and (b) at the rate of 1% above the Prescribed Rate calculated from the expiry of the Maturity Date until the date of full payment of the Redemption Sum if LCS shall default in the payment of the Redemption Sum on the Maturity Date.

60. Put Option Agreement dated 7 September 2001 entered into between Norville and Amsteel, whereby Norville has granted Amsteel a put option to require Norville to purchase 183,750 ordinary shares of RM1.00 each representing 36.75% equity interest or any part thereof in the share capital of LGP from Amsteel, at a total cash consideration of RM15,280,000.

61. Put Option Agreement dated 7 September 2001 entered into between Sumurmuda and Amsteel, whereby Sumurmuda has granted Amsteel a put option to require Sumurmuda to purchase 61,250 ordinary shares of RM1.00 each representing 12.25% equity interest or any part thereof in the share capital of LGP from Amsteel, at a total cash consideration of RM5,090,000.

62. Conditional Share Sale Agreement dated 1 October 2001 between AMB and Suzuki Motor Corporation, Japan ("SMC") whereby AMB shall dispose of its 51% equity interest in Suzuki Assemblers Malaysia Sdn Bhd ("SAM") comprising 13,393,298 ordinary shares of RM1.00 each to SMC for a cash consideration of RM26,682,706.00.

63. Conditional Joint-Venture Agreement dated 1 October 2001 between AMB and SMC to regulate the parties' respective rights and obligations as shareholders of SAM and the management and business operation of SAM.

64. Conditional Share Sale Agreement dated 1 October 2001 between AMB and SMC whereby AMB shall dispose of its 51% equity interest in Lion Suzuki Marketing Sdn. Bhd. ("LSM") comprising 1,530,510 ordinary shares of RM1.00 each to SMC for a cash consideration of RM1,227,789.00.

65. Conditional Joint-Venture Agreement dated 1 October 2001 between AMB and SMC to regulate the parties' respective rights and obligations as shareholders of LSM and the management and business operation of LSM.

66. Second Supplemental Agreement dated 8 October 2001 between Amsteel, Umatrac and Konming of the one part and LCB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the disposal by Amsteel, Umatrac and Konming of a revised 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in LLB to LCB for a revised consideration of RM260,467,423 to be satisfied by an issue of RM227,834,077 LCB Bonds and an issue of RM32,633,346 in value of new LCB shares.

67. Second Supplemental Agreement dated 8 October 2001 between Vendors A of the one part and AMB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the disposal by Vendors A of a revised 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone to AMB for a revised consideration of RM150,055,564 to be satisfied by an issue of RM143,147,530 in value of new AMB shares at a proposed issue price of RM1.00 per AMB share and the balance of RM6,908,034 to be set-off against inter-company balances owing by the LCB Group to the AMB Group.

68. Second Supplemental Agreement dated 8 October 2001 between Akurjaya of the one part and Limpahjaya of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the disposal by Akurjaya of 240,000,000 ordinary shares of RM1.00 each in Megasteel for a revised consideration of RM1,089,992,435 to be satisfied by an issue of RM953,429,867 LCB Bonds and RM136,562,568 in value of new LCB shares at an indicative price of RM1.00 per LCB share.

69. Second Supplemental Agreement dated 8 October 2001 between Avenel of the one part and LLB and Amsteel Mills of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between Avenel and LLB, to include Amsteel Mills as a co-purchaser and the disposal by Avenel of a revised 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim for a revised consideration of RM533,718,760 to be satisfied by netting off inter-company balances owing by the Amsteel Group to LLB and Amsteel Mills.

70. Second Supplemental Agreement dated 8 October 2001 between Horizon Towers of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by Amsteel of 44,450,000 ordinary shares of RM1.00 each in Akurjaya for a revised consideration of RM423,897,731 to be satisfied by an issue of RM423,897,731 in value of new Amsteel shares.

71. Second Supplemental Agreement dated 8 October 2001 between Teck Bee Mining of the one part and Umatrac of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by Umatrac of 135,000 ordinary shares of RM1.00 each in Hiap Joo Chong for a revised consideration of RM1,915,000 to be satisfied by an issue of RM1,915,000 in value of new Amsteel shares.

72. First Supplemental Agreement dated 8 October 2001 between LCB of the one part and Umatrac of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties, to include the acquisition by Umatrac of 135,000 ordinary shares of RM1.00 each in Hiap Joo Chong for a revised consideration of RM1,915,000 to be satisfied by netting off against inter-company balances owing by the LCB Group to the Amsteel Group.

73. Second Supplemental Agreement dated 8 October 2001 between AMB of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by Amsteel of 20,000,000 ordinary shares of RM1.00 each in Avenel for a revised consideration of RM65,294,088 which represents AMB's 20% share of Avenel's estimated adjusted net liabilities as at 31 December 2001 of RM326,470,438 after restating Avenel's cost of investment in Posim based on a discounted cashflow valuation of the future cashflows of SFI, Posim's principal asset and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by the Amsteel Group to Posim), to be satisfied by the netting-off of existing inter-company indebtedness owing by the Amsteel Group to the AMB Group.

74. Second Supplemental Agreement dated 8 October 2001 between LLB of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by Amsteel of 25,000,000 ordinary shares of RM1.00 each in Avenel for a revised consideration of RM81,617,610 which represents LLB's 25% share of Avenel's estimated adjusted net liabilities as at 31 December 2001 of RM326,470,438 after restating Avenel's cost of investment in Posim based on a discounted cashflow valuation of the future cashflows of SFI, Posim's principal asset and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by the Amsteel Group to Posim), to be satisfied by netting-off the existing inter-company indebtedness owing by the Amsteel Group to the LLB Group.

75. Second Supplemental Agreement dated 8 October 2001 between Vendors C of the one part and AMB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by AMB of 31,727,292 ordinary shares of RM1.00 each in Silverstone for a revised consideration of RM39,788,610 to be satisfied by an issue of 39,788,610 new AMB shares.

76. Third Supplemental Agreement dated 8 October 2001 between Vendors B of the one part and LLB and Amsteel Mills of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 12 December 2000) entered between the parties, to include Amsteel Mills as a co-purchaser and the disposal by Vendors B and the acquisition by LLB and Amsteel Mills of 207,209,445 ordinary shares of RM0.50 each in CPB for a revised consideration of RM201,501,369 to be satisfied by netting-off the existing balances owing by other company(ies) within the Lion Group to the LLB Scheme Companies or owing by the LLB Scheme Companies to other company(ies) within the Lion Group, which are proposed to be addressed under the proposed corporate restructuring exercise, proposed divestment programme and proposed debt restructuring exercise for the LLB Group.

77. First Supplemental Agreement dated 8 October 2001 between LLB of the one part and Akurjaya of the other part amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 entered between the parties, to include the disposal by LLB 100% equity interest in Lion Plaza Sdn. Bhd., for a revised consideration of RM35,661,000 to be satisfied by an issue of RM35,661,000 Amsteel Bonds.

78. Conditional Share Sale Agreement dated 8 October 2001 between Amsteel Mills of the one part and LLB of the other part for the disposal by Amsteel Mills to LLB of RM33,900,000 worth of ordinary shares of RM0.50 in CPB for a total consideration of RM33,900,000 to be satisfied by an issue of RM33,900,000 LLB Bonds.

79. Conditional Agreement dated 5 November 2001 between Lion Brewing Group Co Ltd ("LBG"), a 55% subsidiary of DEbier Sdn Bhd, which is in turn a wholly-owned subsidiary of CPB, of the one part and Consitrade, a wholly-owned subsidiary of CPB, of the other part, for the acquisition of 30% equity interest in Pingyang Lion Beer Co Ltd ("Pingyang") for a cash consideration of Rmb11,784,000 (equivalent to approximately RM5,395,110.34).

80. Conditional Agreement dated 5 November 2001 between LBG of the one part and Jinkeda Group Co Ltd of the other part, for the acquisition of 24.6% equity interest in Pingyang for a cash consideration of Rmb9,663,000 (equivalent to approximately RM4,424,045.42).

81. A Letter dated 20 November 2001 between AMBV, TSWC and LAP, whereby the consideration for the disposal by AMBV of 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE to LAP, was revised to SGD37,255,682 (equivalent to approximately RM80.47 million) pursuant to the completion of the listing of AJ Auto by September 2001, to be satisfied by LAP partly in cash and partly with the issuance of up to 87,488,620 new LAP shares at par value of SGD0.25 together with up to 87,488,620 free detachable LAP warrants to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million based on the exchange rate of RM1.00:Rmb2.19) in ATE to AJ Group and adjustments contained therein.

4. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be made available for inspection at the registered office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur during normal office hours on any working day from the date of this Circular up to and including the date of the EGM:

(a) Memorandum and Articles of Association of Amsteel.

(b) The Audited Accounts of Amsteel for each of the past two (2) financial years ended 30 June 2000 and 2001 and the unaudited results of Amsteel for the first financial quarter ended 30 September 2001.

(c) The material litigation referred to in Section 2 above; and

(c) The material contracts referred to in Section 3 above.

THE COMPANIES ACT, 1965
MALAYSIA

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

AMSTEEL CORPORATION BERHAD (20667-M)

TABLE A

1. The articles contained in Table A in the Fourth Schedule to the Act are excluded and shall not apply to the Company except so far as the same are repeated or contained in these articles.

INTERPRETATION

2. (a) In these articles :

"Act"	means the Companies Act, 1965 and any statutory modification, amendment or re-enactment thereof;
"Approved Market Place"	means a stock exchange which is specified to be an approved market place in the Securities Industry (Central Depositories) (Exemption) (No 2) Order 1998;
"articles"	means these Articles of Association as originally framed or as altered from time to time by resolution;
"Auditors"	means the auditors for the time being of the Company;
"Board"	means the board of Directors of the Company;
"Central Depositories Act"	means the Securities Industry (Central Depositories) Act 1991 and any statutory modification, amendment or re-enactment thereof;
"Central Depository"	means Malaysian Central Depository Sendirian Berhad;

"clear days"	means in relation to a period of notice that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;
"Company"	means AMSTEEL CORPORATION BERHAD;
"Depositor"	means a holder of a securities account;
"Deposited Security"	means a security, as defined in section 2 of Central Depositories Act, standing to the credit of a securities account of a Depositor and subject to the provisions of the Central Depositories Act and the Rules;
"Director"	means a Director of the Company;
"Exchange"	means Kuala Lumpur Stock Exchange;
"Listing Requirements"	means the Listing Requirements of the Kuala Lumpur Stock Exchange including any amendment to the Listing Requirements that may be made from time to time;
"market day"	means any day between Mondays and Fridays, which is not a market holiday of the Exchange or public holiday;
"member"	means any person for the time being holding shares in the Company and whose name appears in (i) the Register of Members (except the Malaysian Central Depository Nominees Sdn Bhd) or (ii) the Record of Depositors;
"Record of Depositors"	means a record provided by the Central Depository to the Company under chapter 24.0 of the Rules;
"resolution"	in relation to a resolution of the Company, means an ordinary resolution;
"Rules"	has the meaning given in section 2 of the Central Depositories Act;
"seal"	means the common seal of the Company;
"Secretary"	means any person appointed to perform the duties of a secretary of the Company;
"securities account"	shall have the meaning assigned to such expression in the Central Depositories Act; and
"treasury shares"	has the meaning ascribed to it in the Act and article 11 of these articles.

2. (b) In these articles :

(1) headings and underlinings are for convenience only and do not affect the interpretation of these articles;

(2) words importing the singular include the plural and vice versa;

(3) words importing a gender include the neuter gender;

(4) unless the contrary intention appears, an expression importing a natural person includes any corporation;

(5) unless the contrary intention appears, an expression referring to writing includes printing, lithography, photography and other modes of representing, or reproducing words in a visible form;

(6) unless the contrary intention appears, words or expressions contained in these articles must be interpreted in accordance with the provisions of the Interpretation Act 1967 as in force at the date at which these articles become binding on the Company;

(7) unless the contrary intention appears, an expression has, in any of these articles that deals with a matter dealt with by any provision of the Act, the same meaning as in that provision of the Act;

(8) notwithstanding the Act and these articles, all dealings and transactions in respect of any security of the Company which has been prescribed by the Exchange and deposited with the Central Depository shall be governed by the provisions of the Central Depositories Act and the Rules, which application shall extend to any additional listing of such security and all other types of securities issued by the Company for listing on the Exchange;

(9) notwithstanding section 100 of the Act, a depositor whose name appears in the Record of Depositors maintained by the Central Depository pursuant to section 34 of the Central Depositories Act, in respect of the securities of the Company which have been deposited with the Central Depository shall be deemed to be a member, debenture holder, interest holder or option holder, as the case may be, of the Company, and shall, subject to the provisions of the Central Depositories Act and any regulations made thereunder, be entitled to the number of securities stated in the Record of Depositors and all rights, benefits, powers and privileges and be subject to all liabilities, duties and obligations in respect of, or arising from, such securities.

SHARE CAPITAL

3. (a) The authorised share capital of the Company is RM1,000,000,000 divided into 2,000,000,000 ordinary shares of RM0.50 each. *Authorised share capital*

(b) Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares but subject to the Act and to these articles, shares in the Company for the time being unissued (whether forming part of the original capital or of any increase in capital) are under the control of the Directors who may issue, allot or otherwise dispose of such shares to such persons on such terms and conditions and at such times and with such preferred, deferred or other special rights or such restrictions whether with regard to dividend, voting, return of capital or other matters as the Directors determine, but the Directors shall comply with the following conditions :

(1) No shares may be issued at a discount except in compliance with section 59 of the Act;

(2) In the case of shares offered to the public for subscription the amount payable on application on each share shall not be less than five per cent (5%) of the nominal amount of the share; and

(3) In the case of shares other than ordinary shares no special rights shall be attached unless the same have been expressed in these articles.

(c) (1) No member is entitled to a certificate in respect of any Deposited Security except in accordance with the Rules and any applicable law; and *Deposited security*

(2) The Central Depository or its nominee company shall be entitled to receive jumbo certificates in denominations requested by the Central Depository or its nominee company for the Deposited Security which shall be issued in accordance with the Central Depositories Act and the Rules. If the Central Depository or its nominee company shall require more than one jumbo certificate in respect of the Deposited Security, it shall pay such fee as the Directors may from time to time determine and which the Company may be permitted to charge by law and by the Exchange plus any stamp duty payable under any law for the time being in force.

4. (a) The Company may exercise the power to pay commission conferred by the Act if : *Power of paying commission and brokerage*

(1) the rate or the amount of the commission paid or agreed to be paid is disclosed in the manner required by the Act; and

(2) the commission does not exceed ten per cent (10%) of the price at which the shares in respect of which the commission is paid are issued.

(b) The commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly by the payment of cash and partly by the allotment of fully or partly paid shares.

(c) The Company may, on any issue of shares, also pay such brokerage as may be required for such issue.

NEW SHARES TO BE OFFERED TO MEMBERS

5. (a) Subject to any direction to the contrary that may be given by the Company in general meeting, all new shares or other convertible securities shall, before issue be offered to such persons as at the date of the offer are entitled to receive notices from the Company of general meetings in proportion as nearly as circumstances admit, to the amount of the existing shares or securities to which they are entitled. Issue of new shares to members

(b) The offer shall be made by notice specifying the number of shares or securities offered and limiting a time within which the offer, if not accepted, will be deemed to be declined.

(c) The Directors may, after the expiration of the time referred to in article 5(b) or on receipt of an intimation from the member to whom the offer is made that he declines to accept the shares or securities offered, issue those shares, together with any shares that cannot, in the opinion of the Directors, be conveniently offered under this article by reason of the proportion that the shares offered bear to shares already held, in such manner as they think most beneficial to the Company.

(d) The Company shall ensure that all new issue of securities and all other types of securities proposed to be listed on the Exchange, including any additional listing of such securities (except where the Company is specifically exempted from compliance with section 38 of the Central Depositories Act, in which event it shall so similarly be exempted from compliance with this requirement), are made by way of crediting the securities accounts of the allottees with such securities.

6. (a) Notwithstanding article 5(a) and the existence of a resolution under section 132D of the Act approving the issuance of shares by the Company, the Company shall not issue any shares or convertible securities if the nominal value of those shares or convertible securities, when aggregated with the nominal value of any such shares or convertible securities issued during the preceding 12 months, exceeds 10% of the nominal value of the issued and paid-up capital of the Company, except where the shares or convertible securities are issued with the prior approval of the members in general meeting of the precise terms and conditions of the issue. Waiver of members' approval for further share issues

(b) In working out the number of shares or convertible securities that may be issued by the Company, if the security is a convertible security, each such security is counted as the maximum number of shares into which it can be converted or exercised.

7. No shares in the Company may be issued, where the issue of those shares has the effect of transferring a controlling interest in the Company, without the prior approval of members by resolution passed in general meeting.

Share issues having effect of transferring controlling interest

8. (a) Subject to the approval of members by resolution passed in general meeting, the Company may issue shares to employees on such terms and conditions and at such times as the Directors think fit.

Employee share issues

(b) The resolution to be considered at the meeting must set out details of the amount of shares proposed to be issued to Directors.

(c) A Director may not participate in an issue of shares to employees unless the members by resolution passed in general meeting, have approved of the specific allotment to be made to the Director and unless the Director holds office in an executive capacity.

(d) Notwithstanding article 8(c) above hereof, any non-executive Director may so subscribe and participate in an issue of shares of the Company pursuant to a public issue or public offer provided always that no special allotment or options shall be granted to him.

CLASSES OF SHARES

9. (a) Subject to these articles, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Variation of rights

(b) The provisions of these articles relating to general meetings apply so far as they are capable of application and with any necessary changes to every such separate meeting except that :

(1) a quorum is constituted by two (2) persons; and

(2) any holder of shares of that class, present in person or by proxy, may demand a poll.

(c) The rights conferred upon the holder of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to have been varied by the creation or issue of further shares ranking equally with the first-mentioned shares.

(d) Subject to section 69 of the Act, where any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a long period, the Company may pay interest on so much of such share capital as is for the time being paid up and charge the interest so paid to capital as part of the cost of construction or provision.

10. (a) Subject to the Act and to these articles, any preference shares may, with the sanction of a resolution, be issued on the terms that they are, or at the option of the Company are liable, to be redeemed. Preference shares

(b) The total nominal value of issued preference shares must not exceed the total nominal value of the issued ordinary shares at any time.

(c) Holders of preference shares shall have :

(1) the same rights as holders of ordinary shares as regards receiving notices, reports and audited financial statements, and attending general meetings of the Company;

(2) the right to vote at any meeting convened for the purpose of reducing the capital, or for or during the winding up, or sanctioning a sale of the whole of the property, business and undertaking of, the Company, or where the resolution to be considered at the meeting directly affects the rights and privileges of the holders of preference shares, or when any dividends payable on the preference shares are in arrears for more than six (6) months; and

(3) the right to a return of capital in preference to holders of ordinary shares when the Company is wound up.

(d) Subject to the Act and to article 10(e), the repayment of preference share capital other than redeemable preference shares, or any other alteration of the rights attached to preference shares, may only be made pursuant to a special resolution of the holders of the preference shares.

(e) If the necessary majority for a special resolution is not present at the meeting held to consider the matter referred to in article 10(d), the consent in writing of the holders of three-quarter (75%) of the issued preference shares given within two (2) months of the meeting is as valid and effectual as a special resolution passed at the meeting.

(f) The Company may issue preference shares ranking equally with, or in priority to, preference shares already issued.

11. (a) The Company may subject to and in accordance with the Act, the requirements of the Exchange and any other relevant authorities, purchase its own shares or give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares in the Company provided always that any such acquisition of financial assistance shall only be made or given in accordance with the relevant rules or regulations issued by the Exchange or the Securities Commission from time to time.

Company purchasing own shares

(b) Where the Company has purchased its own shares, the Directors may, subject to and in accordance with the Act and the requirements of the Exchange and any other authority:

(1) cancel the shares so purchased;

(2) retain the shares so purchased in treasury (the "treasury shares");

(3) retain part of the shares so purchased as treasury shares and cancel the remainder of the shares so purchased.

(c) Notwithstanding anything stated to the contrary in these articles, where the shares are held as treasury shares :

(1) the Directors may, subject to and in accordance with the Act :

(i) distribute the treasury shares as dividends to shareholders, such dividend to be known as "share dividend"; or

(ii) resell the treasury shares on the market of the Exchange on which the shares may be quoted, in accordance with the relevant rules of the Exchange;

(2) the rights attached to the treasury shares as to voting, dividends and participation in other distribution and otherwise are suspended; and

(3) the treasury shares shall not be taken into account in calculating the number or percentage of shares or of a class of shares in the Company for any purposes including, without limiting the generality of these articles, the provisions of the Act or of any other law or the listing rules of the Exchange on substantial shareholding, take-overs, notices and the requisitioning of meetings, the quorum for a meeting and the result of a vote on a resolution at a meeting.

12. (a) Except as required by law, the Company must not recognise a person as holding a share upon any trust. — Trusts

(b) The Company is not bound by or compelled in any way to recognise (whether or not it has notice of the interest or rights concerned) any equitable, contingent, future or partial interest in any share or unit of a share or (except as otherwise provided by these articles or by law) any other right in respect of a share except an absolute right of ownership in the registered holder.

(c) No persons shall be recognised by the Company as having title to a fractional part of a share or otherwise than as the sole or a joint holder of the entirety of such shares. — Fractional part of a share

LIEN ON SHARES

13. (a) The Company has a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share, such lien extending only to the specific shares on which such calls or instalments are for the time being unpaid. — Company's lien on shares

(b) The Company also has a first and paramount lien on all shares (other than fully paid shares) registered in the name of a sole member for all money payable by him or his estate, to the Company.

(c) The Directors may at any time exempt a share wholly or in part from the provisions of this article.

(d) The Company's lien (if any) on a share extends to all dividends payable in respect of the share and to such amounts as the Company may be called upon by law to pay in respect of the member or deceased member.

(e) All securities deposited with the Central Depository must be fully paid.

(f) No shareholder shall be entitled to receive any dividend or to exercise any privilege as a member in respect of any shares upon which any call or other sum so due and payable shall be unpaid. — Condition precedent to entitlement dividend and privileges

14. (a) Subject to article 14(b), the Company may sell, in such manner as the Directors think fit, any share on which the Company has a lien. — Sale of shares subject to lien

(b) A share on which the Company has a lien must not be sold unless:

(1) a sum in respect of which the lien exists is presently payable; and

(2) the Company has, not less than fourteen (14) days before the date of the sale, given to the holder of the share for the time being or the person entitled to the share by reason of the death or bankruptcy of the registered holder, a notice in writing setting out and demanding payment of such part of the amount in respect of which the lien exists as is presently payable.

15. (a) For the purpose of giving effect to a sale mentioned in article 14 but subject to the Central Depositories Act and the Rules, the Directors may authorise a person to transfer the shares sold to the purchaser of the shares. Transfer of forfeited shares

(b) The Company must register the purchaser as the holder of the shares comprised in any such transfer and he is not bound to see to the application of the purchase money.

(c) The title of the purchaser to the shares is not affected by any irregularity or invalidity in connection with the sale.

(d) The remedy of the former holder of such shares or of any person claiming under or through him in respect of any alleged irregularity or invalidity shall be against the Company in damages only.

16. The proceeds of a sale mentioned in article 14 must be applied by the Company in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue (if any) must (subject to any like lien for sums not presently payable that existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale. Application of proceeds of sale

CALLS ON SHARES

17. (a) The Directors may make calls upon the members in respect of any money unpaid on the shares of the members (whether on account of the nominal value of the shares or by way of premium) and not by the terms of issue of those shares made payable at fixed times, provided that no call shall be payable at less than one (1) month from the date fixed for the payment of the last preceding call. Directors may make calls

(b) Each member must, upon receiving at least twenty-one (21) days' notice specifying the time or times and place of payment, pay to the Company at the time or times and place so specified the amount called on his shares.

(c) The Directors may revoke or postpone a call.

(d) On the trial or hearing of any action or recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the register as the holder or one of the holders of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the member sued in pursuance of these articles and it shall not be necessary to prove the appointment of the Directors who made such call, nor that the meeting at which any call was made was duly convened and constituted nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt. Evidence in suit for calls

18. A call will be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

19. If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due must pay interest on the sum from the day appointed for payment of the sum to the time of actual payment at a rate of five per cent (5%) per annum or as the Directors determine, but the Directors may waive payment of that interest wholly or in part. Interest on unpaid calls

20. Any sum that, by the terms of issue of a share, becomes payable on allotment or at a fixed date, whether on account of the nominal value of the share or by way of premium, will for the purposes of these articles be deemed to be a call duly made and payable on the date on which by the terms of issue the sum becomes payable, and, in the case of non-payment, all the relevant provisions of these articles as to payment of interest and expenses, forfeiture or otherwise apply as if the sum had become payable by virtue of a call duly made and notified. Sums payable on fixed dates

21. The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment. Calls on shares may differ

22. (a) The Directors may if they think fit receive from any member willing to advance the same, all or any part of the moneys uncalled and unpaid upon any share by him and upon all or any of the moneys so advanced may (until the same would, but for such advance, become payable) pay interest at such rate as may be agreed upon between the Directors and the member paying such sum in advance. Advance of calls

(b) Moneys paid on shares in advance of calls shall not, whilst carrying interest, confer a right to participate in profits.

(c) Except in a liquidation sums paid in advance of calls shall not until the same would, but for such advance have become payable be treated as paid up on the shares in respect of which they have been paid.

TRANSFER OF SHARES

23. (a) The transfer of any shares or any class of shares which have been deposited with the Central Depository, shall be by way of book entry by the Central Depository in accordance with the Rules and, notwithstanding sections 103 and 104 of the Act, but subject to section 107C(2) of the Act and any exemption that may be made in compliance with section 107C(1) of the Act, the Company shall be precluded from registering and effecting any transfer of such shares. Transfer in writing

(b) Subject to the Act, Central Depositories Act, the Rules and article 23(c), the Company may suspend registration of transfers at such time and for such period as the Directors may from time to time determine. Suspension of registration of transfers

(c) Any such suspension must not exceed thirty (30) days (or such other period permitted under the Act and by the Exchange) in any year.

(d) The Company must give at least twelve (12) clear market days' notice (or, subject to the Act, such other period prescribed by the Exchange) of any such suspension to the Exchange stating the period and purpose of such suspension.

24. (a) Where :

(i) the securities of the Company are listed on an Approved Market Place; and

Transmission of securities from foreign register

(ii) The Company is exempted from compliance with section 14 of the Central Depositories Act or section 29 of the Securities Industry (Central Depositories) (Amendment) Act 1998, as the case may be, under the Rules in respect of such securities,

the Company shall, upon request of a securities holder, permit a transmission of securities held by such securities holder from the register of holders maintained by the Registrar of the Company in the jurisdiction of the Approved Market Place (hereinafter referred to as "the Foreign Register"), to the register of holders maintained by the Registrar of the Company in Malaysia (hereinafter referred to as "the Malaysian Register") provided that there shall be no change in the ownership of such securities.

(b) For the avoidance of doubt, the Company shall not allow any transmission of securities from the Malaysian Register into the Foreign Register.

TRANSMISSION OF SHARES

25. In the case of the death of a member, the legal personal representatives of the deceased will be the only persons recognised by the Company as having any title to his interest in the shares.

Transmission

26. (a) Subject to the Act, Central Depositories Act, the Rules and to these articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such information being produced as is properly required by the Directors, elect either to be registered himself as holder of the share or to have some other person nominated by him registered as the transferee of the share.

(b) If he elects to have another person registered, he must execute a transfer of the share to that other person, provided always that where the share is a Deposited Security and subject to the Rules, any subsequent transfer or withdrawal of the share may be carried out by that other person.

(c) In either case under article 26(a) above all the limitations, restrictions and provisions of these articles relating to the right to transfer, and the registration of transfers of shares, are applicable to any such notice or transfer as if the death or bankruptcy of the member had not occurred and the notice or transfer were a notice or transfer signed by that member.

27. (a) Where the registered holder of a share dies or becomes bankrupt, his personal representative or the trustee of his estate, as the case may be, is, upon the production of such information as is properly required by the Directors, entitled to the same dividend and other advantages, and to the same rights (whether in relation to meetings of the Company, or to voting or otherwise), as the registered holder would have been entitled to if he had not died or become bankrupt. Rights of personal representative or trustee

(b) The Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within ninety (90) days the Directors may thereafter withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

FORFEITURE OF SHARES

28. (a) If a member fails to pay the whole or any part of a call or instalment of a call on the day appointed for payment of the call or instalment, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued. Notice to pay calls

(b) The notice must name a further day (not earlier than the expiration of fourteen (14) days from the date of service of the notice) on or before which the payment required by the notice is to be made and must state that, in the event of non-payment at or before the time and place appointed, the shares in respect of which the call was made will be liable to be forfeited. Length of notice

29. (a) If the requirements of a notice served under article 28 are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Failure to comply with notices

(b) Such a forfeiture must include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture. A notice of forfeiture must be sent to the member within fourteen (14) days of the forfeiture.

30. A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and, at any time before a sale or disposal, the forfeiture may be cancelled on such terms as the Directors think fit. Sale of forfeited shares

31. A member whose shares have been forfeited ceases to be a member in respect of the forfeited shares, but remains liable to pay to the Company all moneys that, at the date of forfeiture, was payable by him to the Company in respect of the shares (including interest at the rate of ten per cent (10%) per annum a year from the date of forfeiture until the date of payment, on the money for the time being unpaid if the Directors think fit to enforce payment of the interest), but his liability ceases as and when the Company receives payment in full of all the moneys (including interest) so payable in respect of the shares. Liability to the Company of person whose shares are forfeited

32. A statutory declaration in writing declaring that the person making the declaration is a Director or a Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, is prima facie evidence of the facts stated in the declaration as against all persons claiming to be entitled to the share. Proof of forfeiture

33. (a) The Company may receive the consideration (if any) given for a forfeited share on any sale or disposal of the share and may, subject to the Central Depositories Act and the Rules, execute a transfer of the share in favour of the person to whom the share is sold or disposed of. Consideration received on sale of forfeited shares

(b) Upon the execution of the transfer, the transferee must be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

(c) The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the share.

(d) The balance of the consideration (after deducting all unpaid calls and instalments and accrued interest) must be paid to the member whose shares have been forfeited, or to his executors, administrators or assignees or as he directs.

34. The provisions of these articles as to forfeiture shall apply in the case of non-payment of any sum that, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if that sum had been payable by virtue of a call duly made and notified. Non-payment of sums payable at fixed times

CONVERSION OF SHARES INTO STOCK

35. Subject to the Act and article 11 the Company may, by resolution, convert all or any of its paid-up shares into stock and re-convert any stock into paid-up shares of any nominal value. Conversion of shares into stock and reconversion

36. (a) Subject to article 9(b), where shares have been converted into stock, the provisions of these articles relating to the transfer of shares apply, so far as they are capable of application, to the transfer of the stock or of any part of the stock. Holder of stock may transfer their interest

(b) The Directors may fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum, but the minimum must not exceed the aggregate of the nominal values of the shares from which the stock arose.

37. (a) The holders of stock have, according to the amount of the stock held by them, the same rights, privileges and advantages as regards dividends, voting at meetings of the Company and other matters as if they held the shares from which the stock arose. Rights of stockholders

(b) No such privilege or advantage (except participation in the dividends and profits of the Company and in the assets of the Company on winding-up) will be conferred by any amount of stock that would not, if existing in shares, have conferred that privilege or advantage.

38. The provision of these articles that are applicable to paid-up shares apply to stock, and references in those provisions to share and shareholder must be read as including references to stock and stockholder, respectively. Definition

ALTERATION OF CAPITAL

39. The Company may by resolution increase its authorised share capital by the creation of new shares of such amount as is specified in the resolution. *Power to increase capital*

40. The Company may by resolution : Power to alter capital

(a) consolidate and divide all or any of its authorised share capital into shares of larger amounts than its existing shares;

(b) subdivide all or any of its shares into shares of smaller amount than is fixed by the memorandum but so that in the subdivision the proportion between the amount paid and the amount (if any) unpaid on each such share of a smaller amount is the same as it was in the case of the share from which the share of a smaller amount is derived; or

(c) cancel shares that, at the date of passing of the resolution, have not been taken or agreed to be taken by any person or have been forfeited and reduced its authorised share capital by the amount of the shares so cancelled.

41. The Company may, subject to the Act, convert any class of shares into any other class of shares.

42. Subject to the Act, the Company may, by special resolution, reduce its share capital, any capital redemption reserve fund or any share premium account. *Power to reduce capital*

GENERAL MEETINGS

43. (a) Subject to the Act, the Company must hold a general meeting to be called the annual general meeting once in every calendar year and not more than fifteen (15) months after the holding of the last annual general meeting. General meeting

(b) A general meeting other than the annual general meeting will be called an extraordinary general meeting.

44. (a) The Directors may whenever they so decide by resolution convene an extraordinary general meeting of the Company. *Extraordinary general meeting*

(b) In addition to article 44(a) above, extraordinary general meetings shall be convened on such requisition or, in default may be convened by such requisitionists, as is provided by the Act.

(c) Subject as provided by article 44(b) above, every general meeting shall be held at such time and place as the Directors may determine.

(d) All general meetings, other than the annual general meeting and the statutory meeting shall be called extraordinary general meeting. The Directors may whenever they think fit and shall on requisition in accordance with the Act convene an extraordinary general meeting.

NOTICE OF GENERAL MEETINGS

45. (a) A general meeting must be convened by notice in writing of not less than fourteen (14) days; and in the case of a meeting for the passing of a special resolution or an annual general meeting, twenty-one (21) days' notice shall be given. Notice

(b) Not less than seven (7) clear days' notice in writing shall (unless the meeting otherwise resolves) be given of an adjourned general meeting (exclusive in either case of the day on which it is served or deemed to be served and of the day for which it is given) in the manner hereinafter mentioned to the Auditors and to all members other than such as are not under the provisions of these articles entitled to receive such notices from the Company.

(c) The accidental omission to give notice to, or the non-receipt of a notice by, any person entitled thereto shall not invalidate the proceedings at any general meeting.

(d) At least fourteen (14) days' notice of such a meeting or twenty-one (21) days' notice in the case where any special resolution is proposed or where it is the annual general meeting (other than an adjourned general meeting) must be given by advertisement in a daily newspaper and in writing to each stock exchange on which the shares are listed.

(e) The Company shall request the Central Depository in accordance with the Rules, to prepare a Record of Depositors to whom notices of general meetings shall be given by the Company and a Record of Depositors as at a date not less than three (3) market days before the general meeting (the "General Meeting Record of Depositors").

(f) Subject to the Securities Industry (Central Depositories) (Foreign Ownership) Regulations, 1996 (where applicable) and notwithstanding any provisions in the Act, a Depositor shall not be regarded as a member entitled to attend any general meeting and to speak and vote thereat unless his name appears in the General Meeting Record of Depositors.

(g) In every notice calling a meeting there shall appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him and that a proxy need not also be a member.

46. (a) A notice of a general meeting must specify the place, the day and the hour of meeting and must state the general nature of the business to be transacted at the meeting. Content of notice

(b) In the case of an annual general meeting, the notice shall also specify the meeting as such. The notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution.

(c) In the case of any general meeting at which business other than routine business is to be transacted the notice shall specify the general nature of such business and shall be accompanied by a statement regarding the effect of any proposed resolution in respect of such special business; and if any resolution is to be proposed as an extraordinary resolution or a special resolution the notice shall contain a statement to that effect.

47. (a) Notice of every general meeting must be given in the manner authorised by article 129 to :

(1) every member conferring the right to attend and vote at the meeting who, at the time of convening of the meeting shall have paid all calls or other sums presently payable by him in respect of shares in the Company;

(2) the Auditors; and

(3) the Exchange.

(b) No other person is entitled to receive notices of general meetings.

48. Routine business shall mean and include only business transaction at an annual general meeting of the following classes, that is to say : Routine business

(a) Declaring dividends.

(b) Considering and adopting the financial statements, the reports of the Directors and Auditors.

(c) Fixing the remuneration of the Directors.

(d) Electing Directors in the place of those retiring.

(e) Appointing Auditors and fixing remuneration of the Auditors or determining the manner in which such remuneration is to be fixed.

49. (a) No business may be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Quorum

(b) Subject to these articles, two (2) members present in person constitute a quorum at any meeting of members.

(c) For the purpose of determining whether a quorum is present, a person attending as a proxy, or as representing a corporation that is a member, will be deemed to be a member.

50. If a quorum is not present within twenty (20) minutes from the time appointed for the meeting: Absence of quorum

(a) where the meeting was convened upon the requisition of members, the meeting must be dissolved; or

(b) in any other case :

(1) the meeting stands adjourned to such day, and at such time and place, as the Directors determine or, if no determination is made by the Directors, to the same day in the next week at the same time and place; and

(2) if at the adjourned meeting a quorum is not present within twenty (20) minutes from the time appointed for the meeting, the members present shall be a quorum.

51. (a) If the Directors have elected one of their number as Chairman of their meetings, he shall preside as Chairman at every general meeting. If no Chairman has been elected, the Managing Director shall preside as chairman at the general meetings.

(b) Where a general meeting is held and the Chairman or the Managing Director is not present within twenty (20) minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors present may choose one of their number or if no Director be present or if all the Directors present decline to take the chair, the members present shall choose one of their number to be chairman of the meeting.

52. (a) The Chairman may with the consent of any meeting at which a quorum is present and must if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business must be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. Adjournment of meeting

(b) When a meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting must be given as in the case of an original meeting.

(c) Except as provided by article 52(b), it is not necessary to give any notice of any adjournment or of the business to be transacted at an adjourned meeting.

53. (a) At any general meeting a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded : Voting

(1) by the Chairman;

(2) by at least two (2) members present in person or by proxy;

(3) by a member or members present in person or by proxy and representing not less than one-tenth (10%) of the total voting rights of all the members having the right to vote at the meeting; or

(4) by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid-up equal to not less than one-tenth (10%) of the total sum paid-up on all the shares conferring that right.

(b) Unless a poll is so demanded, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect is made in the book containing the minutes of the proceedings of the Company, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(c) The demand for a poll may be withdrawn.

54. (a) In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded has a casting vote in addition to the vote which he may be entitled as a member. Chairman's casting vote

(b) If at any general meeting any votes shall be construed which ought not to have been counted or might have been rejected, the error shall not vitiate the result of the voting unless it be pointed out at the same meeting, and not in that case unless it shall, in the opinion of the chairman of the meeting be of sufficient magnitude to vitiate the result of the voting.

55. (a) If a poll is duly demanded, it must be taken in such manner (including use of ballot or voting papers or tickets) as the chairman of the meeting directs, and the result of the poll will be the resolution of the meeting at which the poll was demanded. *Time for taking a poll*

(b) The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

(c) A poll shall not be demanded on the election of a Chairman.

(d) A poll demanded on a question of adjournment must be taken immediately.

(e) A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than thirty (30) days from the date of the meeting) and place as the chairman of the meeting may direct.

56. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded. Continuance of business after demand for poll

57. Subject to the Act, article 11 and any rights or restrictions for the time being attached to any class or classes of shares : Voting rights of members

(a) a holder of ordinary shares upon which all calls due to the Company have been paid is entitled to be present and to vote at any general meeting of the Company;

(b) at meetings of members or classes of members each member entitled to vote may vote in person or by proxy;

(c) on a show of hands every member who is present in person or by proxy has one (1) vote, and on a poll every member present in person or by proxy has one (1) vote for each share he holds.

58. (a) If a member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, his committee or trustee or such other person as properly has the management of his estate may exercise any rights of the member in relation to a general meeting as if the committee, trustee or other person were the member. No person claiming to vote pursuant to this article shall do so unless such evidence as the Directors may require of his authority shall have been deposited at the registered office of the Company not less than forty-eight (48) hours before the time for holding the meeting at which he intends to vote. Vote of member of unsound mind

(b) Any such committee or other person may vote by proxy or attorney.

59. Any corporation which is a member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same power on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company. Representatives

60. If the share capital of the Company consists of shares of different monetary denominations, voting rights must be prescribed in such a manner that a unit of capital in each class, when reduced to a common denominator, carries the same voting power when such right is exercisable. Shares of different denominations

61. A member is not entitled to vote at a general meeting unless all calls and other sums presently payable by him in respect of shares in the Company have been paid. Member barred from vote while call unpaid

62. (a) If a member appoints two proxies to attend at the same meeting, the instrument of proxy must specify the proportion of his shareholdings to be represented by each proxy. Appointment of two proxies

(b) A member may appoint any person to be his proxy and the provisions of section 149(1)(b) of the Act shall not apply to the Company.

(c) Where a member of the Company is an authorised nominee as defined under the Central Depositories Act, it may appoint at least one proxy in respect of each securities account it holds with ordinary shares of the Company standing to the credit of the said securities account.

63. An instrument appointing a proxy must be in the following form or in a form that is as similar to the following form as the circumstances allow: Form of proxy

AMSTEEL CORPORATION BERHAD

I/We, (name of member) of (address), being a member/members of the Company, hereby appoint (name of proxy) of (address) or failing whom, (name of proxy) of (address) as my/our proxy to vote for me/us and on my/our behalf at the *Annual /Extraordinary General Meeting of the Company to be held at (place) on (date) at (time) and at any adjournment thereof.

Resolutions	For	Against

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this day of .

No. of shares: Signed:

In the presence of:

64. (a) An instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised. Instrument of proxy

(b) An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate, but the Directors may from time to time waive or modify this requirement either generally or in a particular case or cases.

(c) An instrument appointing a proxy may specify the manner in which the proxy is to vote in respect of a particular resolution and, where an instrument of proxy so provides, the proxy is not entitled to vote on the resolution except as specified in the instrument.

65. An instrument appointing a proxy will not be treated as valid unless the instrument and the power of attorney or other authority (if any) under which the instrument is signed or a notarially certified copy of that power or authority, is or are deposited, not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, or, (in the case of a poll, not less than twenty-four (24) hours before the time appointed for the taking of the poll), at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting. Deposit of instrument appointing proxies

66. (a) An instrument appointing a proxy shall be deemed to confer authority generally to act at any meeting for the member giving the proxy and shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. Extent of authority

(b) Any form of proxy issued by the Company shall be so worded that a member may direct his proxy to vote either for or against any of the resolutions to be proposed.

(c) The proxy shall be deemed to include the right to demand, or join in demanding, a poll and to speak at the meeting.

(d) Unless the contrary is stated thereon an instrument appointing a proxy, whether in the usual common form or not, shall be valid as well for any adjournment of the meeting as for the meeting to which it relates.

(e) An instrument appointing a proxy will be deemed to confer authority to agree to a meeting being convened by shorter notice than is required by the Act or by these articles and to a resolution being proposed and passed as a special resolution at a meeting of which less than twenty-one (21) days' notice has been given.

67. A vote given in accordance with the terms of an instrument of proxy or of a power of attorney is valid despite the previous death or unsoundness of mind of the principal, the revocation of the instrument (or of the authority under which the instrument was executed) or of the power, if no intimation in writing of such death, unsoundness of mind or revocation has been received by the Company at the registered office at least one (1) hour before the commencement of the meeting or adjourned meeting (or in the case of a poll before the time appointed for the taking of the poll) at which the instrument is used or the power is exercised. Death, unsoundness of mind of principal

DIRECTORS

68. (a) Unless and until the Company shall by resolution otherwise resolve, there must be at least two (2) but not more than twelve (12) Directors. Number of Directors

(b) The Company may, by resolution, increase or reduce the number of Directors.

(c) All the Directors must be natural persons.

69. (a) Subject to these articles, the Directors will be paid such fee as is from time to time determined by Ordinary Resolution of the Company and that fee will be divided among the Directors in such proportions and manner as the Directors may determine and, in default of such determination, equally, except that any Directors who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Remuneration of Directors

(b) That fee will accrue from day to day.

(c) The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the business of the Company. Expenses

(d) Subject to these articles, if any Director being willing renders or is called upon to perform extra services or to make any special exertions in going or residing abroad or otherwise for any business or purposes of the Company, the Directors may arrange with that Director for a special remuneration by the payment of a stated sum of money and that special remuneration may be by way of salary, percentage of profits or otherwise as the Directors may determine but not a commission based on or percentage of turnover. Extra remuneration

(e) Fees payable to Non-Executive Directors must be a fixed sum and not by way of commission based on, or percentage of, profits or turnover.

(f) Salaries payable to Executive Directors must not include a commission based on, or percentage of, turnover.

(g) Fees payable to Directors may not be increased except pursuant to a resolution passed in general meeting and where notice of the proposed increase has been given in the notice convening the meeting.

(h) The Directors shall have power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits to or to any person in respect of any Director or ex-Director who may hold or have held any executive office or any office or place of profit under the Company or any subsidiary company and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums. Pension for Directors

70. A Director is not required to have any share qualifications but nevertheless shall be entitled to attend and speak at any general meeting of and at any separate meeting of the holders of any class of shares in the Company. Share qualifications

DIRECTOR MAY HOLD OTHER OFFICE OR CONTRACT WITH COMPANY

71. (a) A Director may hold any other office or place of profit (except that of Auditors) in the Company in conjunction with the office of Director and on such terms as to remuneration and otherwise as the Directors of the Company by resolution may determine.

(b) A Director will not be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor will such a contract or any contract or arrangement entered into by or on behalf of the Company in which a Director is in any way, whether directly or indirectly, interested be avoided nor will a Director be liable, by reason of holding his office or of the fiduciary relations thereby established, to account to the Company for any profit arising from such a contract or from such contracts or arrangement.

(c) A Director may not vote in respect of any contract or arrangement or proposed contract or arrangement in which he is in any way, whether directly or indirectly, personally interested or in respect of any matter arising out of such a contract or arrangement or proposed contract or arrangement.

EXECUTIVE OFFICE

72. (a) The Directors may from time to time appoint one or more of their body to be the holder of any executive office subject to the control of the board and upon such terms and for such period as they may determine. Appointment to executive office

(b) The Directors may subject to the provisions of article 72(c) appoint one of their body to the office of Managing Director and may from time to time (subject to any contract between him and the Company) remove or dismiss him from office and appoint another in his place. The Managing Director shall be subject to the control of the Board.

(c) The appointment of any Director to the office of Managing Director shall be subject to termination if he ceases from any cause to be a Director, but without prejudice to any claim he may have for damages for breach of any contract of service between him and the Company.

(d) The appointment of any Director to any other executive office, shall be subject to termination if he ceases from any cause to be a Director unless the contract or resolution under which he holds office shall state otherwise but without prejudice to any claim he may have for damages for breach of any contract of service between him and the Company.

(e) Subject to any other provisions of these present, the remuneration of any Managing Director or Executive Director for his services as such shall be determined by the Directors and may be of any description.

73. The Directors may entrust to and confer upon a Director holding any executive office any of the powers (other than the power to make calls on or to forfeit shares) exercisable by them as Directors upon such terms and conditions and with such restrictions as they may think fit and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any such powers or shall be subject to the control of the board. Power of Executive Directors

PROCEEDINGS OF DIRECTORS

74. (a) The Directors may meet together for the despatch of business and adjourn and otherwise regulate their meetings as they think fit.

(b) A Director may at any time, and a Secretary must on the requisition of a Director, convene a meeting of the Directors.

(c) Without limiting the discretion of the Directors to regulate their meetings under article 74(a), the Directors may, if they think fit, confer by radio, telephone, closed circuit television or other electronic means of audio or audio-visual communication and a resolution passed by such a conference will, despite the fact that the Directors are not present together in one place at the time of the conference, be deemed to have been passed at a meeting of the Directors held on the day on which and at the time at which the conference was held. The provisions of these articles relating to proceedings of Directors apply so far as they are capable of application and with any necessary changes to such conferences.

75. (a) Subject to these articles, questions arising at a meeting of Directors must be determined by a majority of votes of Directors present and voting and any such decision will for all purposes be deemed a decision of the Directors. Voting of Directors

(b) Every Director present at the meeting has one (1) vote.

(c) Subject to article 75(d), in case of an equality of votes, the chairman of the meeting has a casting vote.

(d) The chairman does not have a casting vote if there are only two (2) Directors present at the meeting or if there are only two (2) Directors present at the meeting who are competent to vote on the question in issue.

76. It shall not be necessary to give notice of a meeting of Directors to any Directors or Alternate Director for the time being absent from Malaysia. Notice

77. (a) A Director who has not appointed an Alternate Director may authorise any other Director to vote for him at any meeting or meetings at which he is not present and in that event the Director so authorised shall have a vote for each Director by whom he is so authorised in addition to his own vote. Authority for Director to vote for absent Director

(b) Every such consent and authority shall be in writing or by cable, radiogram, or telegram which shall be produced at the meeting or meetings at which the same is to be used and be left with the Secretary for filing.

78. (a) The number of Directors whose presence is necessary to constitute a quorum is two (2), except as otherwise fixed by the Directors. Quorum

(b) An Alternate Director shall count as representing the Director appointing him in ascertaining whether a quorum of Directors is formed.

79. In the event of a vacancy or vacancies in the office of a Director or offices of Directors, the remaining Directors may act but, if the number of remaining Directors is not sufficient to constitute a quorum at a meeting of Directors, they may, except in an emergency, act only for the purpose of increasing the number of Directors to a number sufficient to constitute such a quorum or of convening a general meeting of the Company. Directors may act if no quorum

80. (a) A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Act. Declaration of interest

(b) A general notice that a Director, Alternate Director or Managing Director is a member of or interested in any specified firm or corporation with whom any contract is proposed to be entered into in relation to the affairs of the Company and is to be regarded as interested in all transactions with such firm or corporation shall be a sufficient disclosure under this article as regards such Director and the said transaction and after such general notice it shall not be necessary for such Director to give any special notice relating to any particular transaction with such firm or corporation.

81. (a) A Director shall not vote in respect of any contract or arrangement or proposed contract or arrangement in which he is in any way, whether directly or indirectly, personally interested or in respect of any matter arising out of such a contract or arrangement or proposed contract or arrangement. Restriction on voting

(b) If he should do so his vote should not be counted, nor shall he be counted in the quorum present at the meeting but neither of these prohibitions shall apply to :

(1) any arrangement for giving any Director any security or indemnity in respect of money lent by him to or obligation undertaken by him for the benefit of the Company;

(2) any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company for which the Director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by deposit of a security; and

(3) any contract or arrangement with any corporation in which he is interested only as an officer of the corporation or as the holder of shares or other securities.

82. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement other than his own appointment or the arrangement of the terms thereof. Director appointed at a meeting to hold other office to be counted in the quorum

83. A Director may by himself or through his firm act in a professional capacity for the Company (except as Auditors of the Company), and the Director and his firm are entitled to remuneration for professional services as if the Director was not a Director.

84. (a) A Director of the Company may be or become a Director or other officer of or otherwise interested in any corporation promoted by the Company or in which the Company may be interested as a shareholder or otherwise and he will not be accountable to the Company for any remuneration or other benefits received by him as a Director or officer of or from his interest in the other corporation.

(b) The Directors may exercise the voting power conferred by the shares or other interest in any such other corporation held or owned by the Company, or exercisable by them as Directors of such other corporation in such manner and in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them as Directors or other officers of such corporation), and any Director may vote in favour of the exercise of such voting rights in manner aforesaid, notwithstanding that he may be, or is about to be, appointed a Director or other officer of such corporation and as such is or may become interested in the exercise of such voting rights in manner aforesaid.

85. The Directors shall keep a register of Directors as required by the Act and the Directors may determine the time (not being less than two (2) hours a day) at which the said register shall be open to the inspection of members of the Company during the period referred to in the Act. Register of Directors to be kept

86. (a) The Directors must elect one of their number as Chairman, and may elect one or more Vice-Chairman, and may determine the period for which such officers shall respectively hold office. Chairman and Vice-Chairman

(b) Where such a meeting is held the Chairman or in the absence of the Chairman the Vice-Chairman (if any) or in the event that there are more than one Vice-Chairman the senior in appointment among them shall preside; and

(1) if the Chairman or Vice-Chairman has not been elected as provided by article 86(a); or

(2) the Chairman or Vice-Chairman is not present within twenty (20) minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors present must elect one of their number or his alternate as the case may be to be chairman of the meeting.

87. (a) If a majority of Directors have signed a document containing a statement that they are in favour of a resolution of the Directors in terms set out in the document, a resolution in those terms will be deemed to have been passed at a meeting of the Directors held on the day on which the document was signed and at the time at which the document was last signed by a Director, or, if the Directors signed the document on different days, on the day on which, and at the time at which, the document was last signed by a Director and, where a document is so signed, the document will be deemed to constitute a minute of that meeting. Directors' circular resolution

(b) For the purposes of article 87(a), two or more separate documents containing statements in identical terms each of which is signed by one or more Directors will together be deemed to constitute one document containing a statement in those terms signed by those Directors on the respective days in which they signed the separate documents.

(c) If a Director is not present in Malaysia, the document mentioned in article 87(a) may be signed by the person (if any) appointed to be an Alternate Director in his place.

88. (a) The Directors may delegate any of their powers (other than the power to make calls on or to forfeit shares) to a committee or committees consisting of either such of their number or members of their management or a combination thereof as they think fit. Power to appoint committee

(b) A committee to which any powers have been so delegated must exercise the powers delegated in accordance with any directions of the Directors and a power so exercised will be deemed to have been exercised by the Directors.

(c) The meetings and proceedings of any such committee consisting of two (2) or more members shall be governed by the provision of these articles regulating the meetings and proceedings of the Directors so far as the same are applicable and are not superceded by any directions made by the Directors under article 88(b) above.

89. All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall as regards all persons dealing in good faith with the Company notwithstanding that it is later discovered that there was some defect in the appointment of a person to be a Director or a member of the committee, or to act as a Director, or that a person so appointed was disqualified, as valid as if the person had been duly appointed and was qualified to be a Director or to be a member of the committee. Defects in appointment

POWERS AND DUTIES OF DIRECTORS

90. (a) Subject to the Act and to these articles, the business of the Company will be managed by the Directors, who may pay all expenses incurred in promoting and forming the Company, and may exercise all such powers of the Company as are not, by the Act or by these articles, required to be exercised by the Company in general meeting, subject nevertheless to these articles, the provisions of the Act and such articles not being inconsistent with the aforesaid articles or provisions as may be prescribed by Special Resolution of the Company. General powers of the Company vested in Directors

(b) No article so made by the Company shall invalidate any prior act of the Directors which would have been valid if such article had not been made.

(c) The general powers given by this article shall not be limited or restricted by any special authority or power given to the Directors by any other articles.

91. Without limiting the generality of article 90 but subject to the Act, the Directors may : Borrowing powers

(a) exercise all the powers of the Company to borrow money, to charge any property or business of the Company or all or any of the uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company;

(b) exercise all the powers of the Company to guarantee payment of money payable under contracts or obligations of any subsidiary company or companies or any other person as is permissible pursuant to the Listing Requirements with or without securities; and

(c) borrow money or mortgage or charge any property, business or undertaking of the Company or its subsidiaries, or all or any of the uncalled capital and issue debentures or give any other security for a debt, liability or obligation of any person as is permissible pursuant to the Listing Requirements.

92. The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Malaysia or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration and may delegate to any local board, manager or agent any of the powers, authorities and discretion vested in the Directors with power to sub-delegate and may authorise the members of any local boards or any of them to fill any vacancy therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed and annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. Power to establish local boards, etc.

93. (a) The Directors may, by power of attorney under the seal, appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes, with such powers, authorities and discretion (being powers, authorities and discretion vested in or exercisable by the Directors), for such period and subject to such conditions as they think fit. Power to appoint attorney

(b) Any such power of attorney may contain such provisions for the protection and convenience of persons dealing with the attorney as the Directors think fit and may also authorise the attorney to delegate all or any of the powers, authorities and discretion vested in him.

94. The Directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension, provident or superannuation funds for the benefit for, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any persons who are or were at any time in the employment or service of the Company or its predecessors in business or of any company which is a subsidiary or associate company of the Company or who are or were at any time Directors or officers of the Company or of any such other company as aforesaid and holding or who held any salaried employment or office in the Company or predecessors or other company and the wives, widows, families and dependants of any such persons, and may make payments for or towards the insurance of any such persons as aforesaid, and may do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid. Power to maintain pension or fund

95. Subject to particulars with respect to the pension, provident or superannuation funds being disclosed to the members and to the proposal being approved by the Company by ordinary resolution if the Act shall so require, a Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuities, pension, allowance or emoluments. A Director may be counted in the quorum present at a meeting upon the consideration of a motion in respect of any matter referred to in this article and may vote as a Director upon any resolution in respect of any such matter notwithstanding that he is personally interested in such matter but only where such matter is intended to be for the benefit generally of all, or any class or classes, of such employees and servants or former employees or servants (including Directors or other officers) and/or their respective wives, widows, families and dependants.

96. All cheques, promissory notes, drafts, bills of exchange, and other negotiable instruments, and all receipts for money paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such other manner as the Directors from time to time determine or as the committee so formed under article 88 shall in the same manner determine. Signature of cheques and bills

VACATION OF OFFICE OF DIRECTORS

97. In addition to the circumstances in which the office of a Director becomes vacant by virtue of the Act, the office of a Director becomes vacant if : — Disqualification of Directors

(a) the Director becomes bankrupt;

(b) the Director becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health; or

(c) the Director is absent from more than fifty per cent (50%) of the total board of directors' meetings held during a financial year.

ROTATION OF DIRECTORS

98. (a) At each annual general meeting of the Company, one-third (1/3) of the Directors or if their number is not three (3) or a multiple of three (3), then the number nearest one-third (1/3), shall retire from office. — Rotation of Directors

(b) The Directors to retire at each annual general meeting must be those who have been longest in office since their last election and, as between persons who became Directors on the same day those to retire must (unless they otherwise agree among themselves) be determined by lot.

(c) An election of Directors shall take place each year. All Directors shall retire from office once at least in each three (3) years, but shall be eligible for re-election.

99. (a) The Directors may at any time appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors does not at any time exceed the number determined in accordance with these articles. — Filling of vacancy

(b) In default of such appointment, the retiring Director shall, if offering himself for re-election, be deemed to have been re-elected unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the meeting and lost.

(c) Any Director so appointed holds office only until the next following annual general meeting and is then eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

100. (a) The Company may by resolution, of which special notice has been given to all members entitled to receive notices, remove any Director before the expiration of his period of office notwithstanding anything in these articles or any agreement between the Company and such Director. — Removal of Directors

(b) The removal under article 100(a) shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company.

(c) The Company may by resolution appoint another person in place of a Director removed from office under article 100(a) and without prejudice to the powers of the Directors under article 99(a) the Company in general meeting may appoint any person to be a Director, either to fill a casual vacancy or as an additional Director.

(d) A person appointed in place of a Director so removed or to fill such a vacancy shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

101. The Company in general meeting may from time to time by ordinary resolution increase or reduce the number of Directors, and may also determine in what rotation such increased or reduced number is to go out of office. Increase or reduction of number of Directors

102. Except as otherwise authorised by section 126 of the Act, the election or appointment of any person proposed as a Director effected by a separate resolution purporting to elect or appoint two (2) or more persons to be Directors shall be ineffective and void. Separate resolution in appointment of two or more Directors

103. (a) Subject to article 103(b), a person (other than a Director retiring in accordance with article 98) is not eligible for election to the office of Director unless the member intending to propose him has, at least eleven (11) clear days before the meeting, left at the registered office of the Company a notice in writing duly signed by the nominee, giving his consent to the nomination and signifying his candidature for the office, or the intention of such member to propose him. Nomination of Director

(b) In the case of a person recommended by the Directors for election, only nine (9) clear days' notice is necessary.

(c) Notice of each candidature for election to the board of Directors must be served on the members at least seven (7) days before the meeting at which the election is to be considered.

ALTERNATE DIRECTORS

104. (a) A Director may, with the approval of a majority of the other Directors, appoint a person (whether a member of the Company or not) to be an Alternate Director in his place during such period as he thinks fit.

(b) An Alternate Director is (subject to his giving to the Company an address within Malaysia at which notices may be served upon him) entitled to notice of meetings of the Directors and, if the appointor is not present at such a meeting, is entitled to attend and vote in his stead.

(c) An Alternate Director may exercise any powers that the appointor may exercise and the exercise of any such power by the Alternate Director will be deemed to be the exercise of the power by the appointor.

(d) An Alternate Director is not required to have any share qualifications.

(e) An appointment, or the termination of an appointment, of an Alternate Director must be effected by a notice in writing signed by the Director who makes or made the appointment and left with the Secretary.

(f) An Alternate Director shall not be entitled to receive any remuneration from the Company for his services as an Alternate Director. Any fee paid to an Alternate Director shall be such as shall be agreed between himself and the Director nominating him and shall be paid out of the remuneration of the nominating Director.

105. (a) The appointment of an Alternate Director may be terminated at any time by the appointor even if the period of the appointment of the Alternate Director has not expired, and terminates in any event if the appointor vacates office as a Director. Removal of Alternate Directors

(b) The appointment of an Alternate Director shall ipso facto determine :

(1) on the happening of any event which if he were a Director would render him legally disqualified from acting as a Director;

(2) if his appointor ceases for any reason to be a director, except retirement by rotation or immediate re-election; or

(3) if his appointor or the majority of the other Directors revokes his appointment by delivering a notice in writing to the registered office of the Company.

SECRETARY

106. The Secretary/Joint Secretaries shall in accordance with the Act be appointed by the Directors for such term, at such remuneration, and, upon such conditions as they may think fit, and any Secretary/Joint Secretaries so appointed may be removed by them. Secretary / Joint Secretaries

107. (a) The Directors may from time to time by resolution appoint a temporary substitute for the Secretary who shall be deemed to be the Secretary during the term of his appointment. Temporary substitute secretary

(b) A provision of the Act or these presents requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by it being done by or to the same person acting in both capacities. Same person may not act as Director and Secretary simultaneously

(c) A provision of the Act or these presents requiring or authorising a thing to be done by or to the Secretary shall be satisfied by its being done by or to one or more of the Joint Secretaries, if any for the time being appointed by the Directors. Joint Secretaries

SEAL

108. The Directors may provide for a duplicate seal which shall be a facsimile of the seal of the Company with the addition on its face of the words "Share Seal" and a certificate under such duplicate seal shall be deemed to be sealed with the seal for the purpose of the Act. Formalities for affixing seal

109. The Directors shall provide for the safe custody of the seal and Share Seal, which shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors in that behalf.

110. Every instrument to which the seal shall be affixed shall be autographically signed by a Director and either by a second Director or by the Secretary or by another person appointed by the Directors for the purposes, save and except that, in the case of a certificate or other document of title in respect of any share, stock, loan stock, debenture, as defined in the Act, or other marketable security created or issued by the Company given under the seal or the Share Seal, the Directors may by resolution determine that such signatures may be affixed by some mechanical means to be specified in such resolution.

111. (a) The Company may exercise the powers conferred by sections 35(8) and 100 of the Act respecting an official seal for use outside Malaysia and conferred by section 101 of the Act respecting a duplicate seal and such powers shall be vested in the Directors. Duplicate seal

(b) The Company may exercise the powers conferred by the Act with regard to keeping of a branch register, and the Directors may (subject to the provisions of the sections) make and vary such regulations as they may think fit in respect of keeping of any such register. Branch register

AUTHENTICATION OF DOCUMENTS

112. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than the office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. Power to authenticate documents

113. A document purporting to be a copy of a resolution of the Directors or an extract from the minutes of a meeting of the Directors which is certified as such in accordance with the provisions of article 112 shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the Directors. Certified copies of resolutions of the Directors

DIVIDENDS

114. Subject to the Act : Declaration of dividends

(a) the Company in general meeting may declare a dividend if, and only if, the Directors have recommended a dividend.

(b) a dividend must not exceed the amount recommended by the Directors.

115. No dividend will be payable except out of profits or pursuant to section 60 of the Act. Interest is not payable by the Company in respect of any dividend.

116. Dividends may be declared in the currency of Malaysia or in any foreign currency and may be paid in the respective currency of the territories in which the Company's Registers of Shareholders are situated or in one or more other currencies as the Directors may from time to time decide and so that where any dividends is paid in a currency other than that in which it was declared it shall, for the purposes of payment, be converted into such other currency at the rate of exchange ruling on the date when those members then on the Register of Members are declared by the Directors may from time to time decide, such date being not more than sixty (60) days prior to the payment date for the said dividend. All dividends shall be paid after such deduction therefrom of taxation as may properly be made or such (if any) other impost or levy of whatsoever nature as may be required to be made under the law of any territory where the Company may be resident.

117. Subject to the provisions of the Act, where any asset, business or property is bought by the Company as from a past date whether such date be before or after the incorporation of the Company upon the terms that the Company shall as from that date take the profits and bear the losses thereof, such profits or losses may, at the discretion of the Directors, in whole or in part be carried to revenue account and be treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

118. The Directors may authorise the payment by the Company to the members of such interim dividends as appear to the Directors to be justified by the profits of the Company.

119. If the Company shall issue shares at a premium, whether for cash or otherwise, the Directors shall transfer a sum equal to the aggregate amount or value of the premiums to an account to be called "share premium account" and any amount for the time being standing to the credit of such account shall not be applied in the payment of dividends. Share premium account

120. (a) Subject to the rights of persons (if any) entitled to shares with special rights as to dividend, all dividends must be declared and paid according to the amounts paid or credited as paid on the shares in respect of which the dividend is paid. Payment of dividends

(b) All dividends must be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but, if any share is issued on terms providing that it will rank for dividend as from a particular date, that share ranks for dividend accordingly.

(c) An amount paid or credited as paid on a share in advance of a call will not be taken for the purposes of this article to be paid or credited as paid on the share.

121. The Directors may deduct from any dividend payable to a member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to shares in the Company.

122. (a) Any general meeting declaring a dividend may, by resolution, direct payment of the dividend wholly or partly by the distribution of specific assets, including treasury shares in the Company or paid up shares in, or debentures of, any other corporation, or in any one or more of those ways and the Directors must give effect to such a resolution. Dividend in specie

(b) Where a difficulty arises in regard to such a distribution, the Directors may settle the matter as they consider expedient and fix the value for distribution of the specific assets or any part of those assets and may determine that cash payments will be made to any member on the basis of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as the Directors consider expedient.

123. Any dividend, interest or other money payable in cash in respect of shares may be paid by cheque sent through the post directed to the registered address of the holder as shown in the Register of Members or the Record of Depositors (as the case may be).

124. The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares herein before contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same. Retention of dividends

125. The payment by the Directors of any unclaimed dividend, interest or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of twelve months from the date of declaration of such dividend shall be dealt with in accordance with the provisions of the Unclaimed Moneys Act, 1965. Unclaimed dividends

RESERVES

126. (a) The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as reserves, to be applied, at the discretion of the Directors, for any purpose for which the profits of the Company may be properly applied.

(b) Pending any such application, the reserves may, at the discretion of the Directors, be used in the business of the Company or be invested in such investments as the Directors think fit.

127. (a) The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any such funds into which the reserve may have been divided provided that no revenue reserve fund shall be consolidated with any capital reserve fund.

(b) The Directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

CAPITALISATION OF PROFITS

128. (a) Subject to article 128(b), the Company in general meeting may resolve that it is desirable to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account or income statement or otherwise available for distribution to members, and that sum be applied, in any of the ways mentioned in article 128(c), for the benefit of members in the proportions to which those members would have been entitled in a distribution of that sum by way of dividend.

(b) The Company must not pass a resolution as mentioned in article 128(a) unless the resolution has been recommended by the Directors.

(c) The ways in which a sum may be applied for the benefit of members under article 128(a) are:

(1) in paying up any amounts unpaid on shares held by members;

(2) in paying up in full unissued shares or debentures to be issued to members as fully paid; or

(3) partly as mentioned in article 128(c)(1) and partly as mentioned in article 128(c)(2).

(d) The sum so capitalised shall not be required for paying the dividends on any share carrying a fixed cumulative preferential dividend.

(e) The Directors must do all things necessary to give effect to the resolution and, in particular, to the extent necessary to adjust the rights of the members among themselves, may:

(1) issue fractional certificates or make cash payments in cases where shares or debentures become issuable in fractions; and

(2) authorise any person to make, on behalf of all the members entitled to any further shares or debentures upon the capitalisation, an agreement with the Company providing for the issue to them, credited as fully paid-up, of any such further shares or debentures or for the payment up by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised, and any agreement made under an authority referred to in article 128(e)(2) is effective and binding on all the members concerned.

NOTICES

129. (a) A notice may be given by the Company to any member either by serving it on him personally or by sending it by post to him at his address as shown in the Register of Members or the Record of Depositors (as the case may be) or the address (if any) in Malaysia supplied by him to the Company for the giving of notices to him.

(b) Any notice or other document if served by post shall be deemed to be served at the time when the letter containing the same is posted, and in proving such service it shall be sufficient to prove that such letter was properly addressed, stamped and posted.

130. Any member described in the Register of Members which is neither within Malaysia nor within any territory within which a branch register of the Company is situated who shall from time to time give to the Company an address within Malaysia or such territory, shall be entitled to have notices served upon him at such address, but, save as aforesaid, no member other than a registered member described in the Register of Members by an address within Malaysia or such territory shall be entitled to receive any notice from the Company. Foreign member

131. A member who (having no registered address within Malaysia) has not supplied to the Company an address within Malaysia for the service of notices shall not be entitled to receive notices from the Company. No address within Malaysia

ANNUAL REPORTS

132. The Directors shall from time to time in accordance with section 169 of the Act cause to be prepared and laid before the Company in general meeting such financial statements as are referred to in the section. The interval between the close of a financial year of the Company and the issue of accounts relating to that financial year shall not exceed four (4) months. A copy of each such documents shall, not less than twenty-one (21) days before the date of the meeting, be sent to every member and to every holder of debentures (if any) of the Company under the provisions of the Act or of these articles. The requisite number of copies of each such document as may be required by the Exchange shall at the same time be likewise sent to the Exchange provided that this article shall not require a copy of these documents to be sent to any person of whose address the Company is not aware but any member to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the registered office of the Company. Form of register, etc.

133. Save as may be necessary for complying with the provisions of the Statutes, the Directors shall not be bound to publish any list or particulars of the securities or investments held by the Company or to give any information with reference to the same to any member. Particulars of investments

INSPECTION OF RECORDS

134. (a) Nothing in these articles, the Central Depositories Act or the Rules, shall be construed as affecting the obligation of the Company to keep a Register of Members, a Register of Debentures, a Register of Substantial Shareholders and a Register of Option Holders and to open them for inspection in accordance with the provisions of the Act except that the Company shall not be obliged to enter in such registers the names and particulars of depositors who are deemed to be members, debenture holders, substantial shareholders or option holders.

(b) The Directors must determine whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of members other than Directors, and a member other than a Director does not have the right to inspect any document of the Company except as provided by law or authorised by the Directors or by the Company in general meeting.

AUDITORS

135. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Act. Auditors

136. Subject to the provisions of the Act, all acts done by any person acting as Auditors shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in their appointment or that they were at the time of their appointment not qualified for appointment. Appointment of Auditors

137. Auditors' report to the members made pursuant to the statutory provisions as to audit shall be opened to inspection by any member who shall be entitled to be furnished with a copy of the balance sheet (including every document required by law to be annexed thereto) and Auditors' report in accordance with section 174 of the Act. Auditors' report

138. The Auditors shall be entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting which any member is entitled to receive, and to be heard at any general meeting on any part of the business of the meeting which concerns them as Auditors. Auditors' right to receive notices of and attend and speak at general meeting

WINDING-UP

139. (a) If the Company is wound up, the liquidator may, with the sanction of a special resolution, divide among the members in kind the whole or any part of the assets of the Company and may for that purpose set such value as he considers fair upon any asset to be so divided and may determine how the division is to be carried out as between the members or different classes of members.

(b) If in a winding-up the assets available for distribution among the members shall be more than sufficient to repay the whole of the capital paid-up at the commencement of the winding-up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding-up, paid up or which ought to have been paid-up on the shares held by them respectively. But this article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

(c) The liquidator may, with the sanction of a special resolution, vest the whole or any part of any such asset in trustees upon such trusts for the benefit of the contributors as the liquidator thinks fit, but so that no member is compelled to accept any shares or other securities in respect of which there is any liability.

LIQUIDATOR'S FEE ON VOLUNTARY LIQUIDATION

140. (a) On the voluntary liquidation of the Company, no commission or fee may be paid to the liquidator unless the commission or fee has been approved by members in general meeting.

(b) The amount of such payment must be notified to all members at least seven (7) days before the meeting at which the payment is to be considered.

INDEMNITY

141. Subject to the provisions of the Act, every Director, Alternate Director, Secretary or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto unless the same happen through his own negligence, wilful default, breach of duty or breach of trust and in particular and without prejudice to the generality of the foregoing, no Director, Manager, Secretary or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other Director or officer or for joining in any receipt of other act for conformity or for any loss and expenses happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the money of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person with whom any money, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto unless the same happens through his own negligence, wilful default, breach of duty or breach of trust.

SECRECY CLAUSE

142. Save as may be expressly provided by the Act, no member shall be entitled to enter into or upon or inspect any premises or property of the Company nor to require discovery of any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company and which, in the opinion of the Directors, it would be inexpedient in the interest of the members of the Company to communicate to the public.

ALTERATION OF ARTICLES

143. Subject to the Act and to these articles, the Company must not delete, amend or add to any of these articles unless the prior written approval of the Exchange has been obtained to the deletion, amendment or addition.

COMPLIANCE WITH STATUTES, REGULATIONS AND RULES

144. The Company shall comply with the provisions of the relevant governing statutes, regulations and rules as may be amended, modified or varied from time to time, or any other directive or requirement imposed by the stock exchange, the Central Depository and other appropriate authorities to the extent required by law, notwithstanding any provisions in the articles to the contrary.

EFFECT OF EXCHANGE CONTROL LEGISLATION

145.

Whenever under these articles a member is given the right to purchase or subscribe for any shares in the Company the said provisions shall only apply if and to the extent any necessary consent or permission by the Controller of Foreign Exchange of Malaysia is granted, and unless such consent or permission is granted the relevant article shall be read and construed as if all reference to the member concerned had been admitted therefrom.

EFFECT OF THE LISTING REQUIREMENTS

146. (a) Notwithstanding anything contained in these articles if the Listing Requirements prohibit an act being done, the act shall not be done.

(b) Nothing contained in these articles prevents an act being done that the Listing Requirements require to be done.

(c) If the Listing Requirements require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Requirements require these articles to contain a provision and they do not contain such a provision, these articles are deemed to contain that provision.

(e) If the Listing Requirements require these articles not to contain a provision and they contain such a provision, these articles are deemed not to contain that provision.

(f) If any provision of these articles is or becomes inconsistent with the Listing Requirements, these articles are deemed not to contain that provision to the extent of the inconsistency.

AMSTEEL CORPORATION BERHAD (20667 - M)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Amsteel Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Friday, 28 December 2001 at 10.45 am or immediately after the Twenty-Sixth Annual General Meeting of the Company scheduled to be held on the same day at 10.00 am, whichever shall be the later, for the purpose of considering, and if thought fit, passing the following resolutions as special resolutions:

SPECIAL RESOLUTION 1
PROPOSED AMENDMENTS TO THE OBJECT CLAUSES OF THE MEMORANDUM OF ASSOCIATION

THAT the existing Clause 32 and Clause 33 of the Company's Memorandum of Association be deleted and substituted therefor with the following:-

Clause 32

To receive money on deposit or loan and borrow or raise money in such manner as the Company shall think fit, and in particular by the issue of debenture, or debenture stock (perpetual or otherwise) and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien upon all or any of the property or assets of the Company (both present and future), including its uncalled capital, and also by a similar mortgage, charge or lien to secure and guarantee the performance by the Company or any other person or company of any obligation undertaken by the Company or any other person or company as the case may be.

Clause 33

To lend and advance money or give credit to any person or company, to guarantee or give guarantees or indemnities for the payment of money or the performance of contracts or obligations by any person or company or to secure or undertake in any way the repayment of moneys lent or advanced to or the liabilities incurred by any person or company in any manner and in particular by the issue of debentures (perpetual or otherwise), bonds, mortgages, charges, pledges, liens or any other securities, charged, founded or based upon all or any of the property (both present and future) and rights of the Company, including its uncalled capital, and otherwise to assist any such person or company.

SPECIAL RESOLUTION 2
PROPOSED ADOPTION OF A NEW ARTICLES OF ASSOCIATION

THAT the Articles of Association of the Company in the form contained in Appendix 2 of the Circular to the Shareholders dated 3 December 2001 be and are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of all existing Articles of Association.

By Order of the Board

MAK WAI CHIN
CHAN POH LAN
Secretaries

Kuala Lumpur
3 December 2001

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, under its common seal.

2. An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

3. The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur at least forty-eight (48) hours before the time appointed for holding the Meeting.

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated In Malaysia)

FORM OF PROXY

I/We ....

of ....

being a member/members of AMSTEEL CORPORATION BERHAD, hereby appoint

....

of ....

or failing whom ....

of ....

as my/our proxy to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Friday, 28 December 2001 at 10.45 am or immediately after the Twenty-Sixth Annual General Meeting of the Company scheduled to be held on the same day at 10.00 am, whichever shall be the later, and at any adjournment thereof.

SPECIAL RESOLUTIONS	FOR	AGAINST
1. To approve the Proposed Amendments		
2. To approve the Proposed Adoption		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this .... day of .... 2001.

No. of shares held

Signed ....

In the presence of ....

Representation at Meeting

A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorized in writing, or if the appointor is a corporation, either under its common seal or in some other manner approved by its directors.

An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

The instrument of proxy must be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur at least forty-eight (48) hours before the time appointed for holding the Meeting.

Printed by:
PENCETAK WENG FATT SDN BHD (19847-W)
A Licensed Printing Company

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold all your ordinary shares in AMSTEEL CORPORATION BERHAD, you should at once hand this Circular to the agent through whom the sale was effected for transmission to the purchaser.

Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

In relation to

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

Notice of the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 28 December 2001 at 11.30 am, is set out in this Circular. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on his behalf. The Form of Proxy shall be deposited at the Registered Office of the Company not less than 48 hours before the time fixed for holding the Meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the Meeting should you subsequently wish to do so.

This Circular is dated 10 December 2001

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

"Amsteel" or "the Company"	:	Amsteel Corporation Berhad
"Amsteel Group" or "the Group"	:	Amsteel and its subsidiary and associated companies excluding public listed subsidiaries and their respective subsidiary and associated companies
"ACB"	:	Amalgamated Containers Berhad, an associated company of Amsteel
"ACB Group"	:	ACB and its subsidiary and associated companies
"AMB"	:	Angkasa Marketing Berhad , a subsidiary of Amsteel
"AMB Group"	:	AMB and its subsidiary and associated companies
"Amble Bond Sdn. Bhd. Group"	:	Amble Bond Sdn. Bhd. and its subsidiary and associated companies
"CPMB"	:	Chocolate Products (Malaysia) Berhad, a subsidiary of Amsteel
"CPMB Group"	:	CPMB and its subsidiary and associated companies
"Directors"	:	The board of directors of Amsteel
"director"	:	For the purpose of determining whether a transaction is a related party transaction, "director" shall be as defined in Chapter 10 of the KLSE Listing Requirements and reproduced herein in paragraph 2.2
"KLSE"	:	Kuala Lumpur Stock Exchange
"KLSE Listing Requirements"	:	The Listing Requirements of the KLSE
"LCB"	:	Lion Corporation Berhad, a major shareholder of Amsteel
"LCB Group"	:	LCB and its subsidiary and associated companies
"Lion Development (Penang) Sdn. Bhd. Group"	:	Lion Development (Penang) Sdn. Bhd. and its subsidiary and associated companies

"Lion Holdings Sdn. Bhd. Group"	:	Lion Holdings Sdn. Bhd. and its subsidiary and associated companies
"Lion Teck Chiang Limited Group"	:	Lion Teck Chiang Limited and its subsidiary and associated companies
"LLB"	:	Lion Land Berhad, a subsidiary of Amsteel
"LLB Group"	:	LLB and its subsidiary and associated companies
"LTAT"	:	Lembaga Tabung Angkatan Tentera, a major shareholder of Amsteel
"LTAT Group"	:	LTAT and its subsidiary and associated companies
"major shareholder"	:	For the purpose of determining whether a transaction is a related party transaction, "major shareholder" shall be as defined in Chapter 10 of the KLSE Listing Requirements and is reproduced herein in paragraph 2.2
"MBA Group"	:	Malaysia British Assurance Berhad and its subsidiary and associated companies
"Peringkat Prestasi (M) Sdn. Bhd. Group"	:	Peringkat Prestasi (M) Sdn. Bhd. and its subsidiary and associated companies
"person connected"	:	For the purpose of determining whether a transaction is a related party transaction, "person connected" shall be as defined in Chapter 1 of the KLSE Listing Requirements and reproduced herein in paragraph 2.2
"Posim"	:	Posim Berhad , a subsidiary of Amsteel
"Posim Group"	:	Posim and its subsidiary and associated companies
"Proposed Shareholders' Mandate"	:	Proposed mandate from the shareholders of Amsteel for the Recurrent Transactions
"Recurrent Transactions"	:	The recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations more particularly described in paragraph 3.3 which the Amsteel Group proposes to enter into with persons who are Related Parties
"Related Party" or "Related Parties"	:	The "director", "major shareholder" or "person connected" with such director or major shareholder of Amsteel or of its subsidiaries

"related party"	:	For the purpose of determining whether a transaction is a related party transaction, "related party" shall be as defined in Chapter 1 of the KLSE Listing Requirements and reproduced herein in paragraph 2.2
"related party transaction"	:	Shall be as defined in Chapter 10 of the KLSE Listing Requirements and reproduced herein in paragraph 2.2

CONTENTS

LETTER TO SHAREHOLDERS CONTAINING:

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Registered Office:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

10 December 2001

Board of Directors:

Jen (B) Tan Sri Dato' Zain Hashim *(Chairman)*
Pee Kang Seng @Lim Kang Seng *(Managing Director)*
Tan Sri William H.J. Cheng
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
Munajat bin Idris
M. Chareon Sae Tang @ Tan Whye Aun
Tan Siak Tee

To: The Shareholders of Amsteel

Dear Shareholders

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT TRANSACTIONS

1. INTRODUCTION

On 1 June 2001, the Company announced to the KLSE that in line with the introduction of Part E, Paragraph 10.09 of Chapter 10 of the KLSE Listing Requirements, which allows the Company to seek a shareholders' mandate on Recurrent Transactions, the Board of Directors of Amsteel proposes to seek shareholders' authorisation for such transactions.

The purpose of this Circular is to provide information relating to the Proposed Shareholders' Mandate in connection with those Recurrent Transactions with persons who are Related Parties and to seek your approval for the Amsteel Group to enter into such Recurrent Transactions at the EGM to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 28 December 2001 at 11.30 am.

2. RECURRENT TRANSACTIONS

2.1 Part E, Paragraph 10.09 of Chapter 10 of the KLSE Listing Requirements

Under Part E, paragraph 10.09 of the KLSE Listing Requirements, Amsteel may seek its shareholders' mandate with regard to Recurrent Transactions which are necessary for the Amsteel Group's day-to-day operations such as supplies of materials entered into by Amsteel and/or its subsidiaries subject to the following:

(a) The transactions are in the ordinary course of business and are on terms not more favourable to the related party than those generally available to the public;

(b) The shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year;

(c) Relevant circular is issued to the shareholders; and

(d) The interested director, interested major shareholder or interested person connected with a director or major shareholder; and where it involves the interest of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution approving the transactions. An interested director or interested major shareholder must ensure that persons connected with him abstain from voting on the resolution approving the transactions.

Transactions entered into between Amsteel (or any of its wholly-owned subsidiaries) and its wholly-owned subsidiaries are excluded from the requirements of Part D, paragraph 10.08 and Part E, paragraph 10.09 of Chapter 10 of the KLSE Listing Requirements.

2.2 DEFINITIONS

The definitions for "director", "major shareholder", "person connected", "related party" and "related party transaction" under the KLSE Listing Requirements are as follows:

- director
  - shall have the meaning as given in section 4 of the Companies Act, 1965 and includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a director of the listed issuer (or any other company which is its subsidiary or holding company or a subsidiary of its holding company).

- major shareholder
  - means a person who has an interest or interests in one or more voting shares in the company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in the company. For the purpose of this definition, "interest in shares" shall have the meaning given in section 6A of the Companies Act, 1965. A major shareholder includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a major shareholder of the listed issuer or any other company which is its subsidiary or holding company or a subsidiary of its holding company.

- person connected
  - in relation to a director or a major shareholder, means such person who falls under any one of the following categories:

  (a) a member of the director's or major shareholder's family, where "family" shall have the meaning given in section 122A of the Companies Act 1965;

  (b) a trustee of a trust (other than a trustee for an employee share scheme or pension scheme) under which the director, major shareholder or a member of the director's or major shareholder's family is the sole beneficiary;

  (c) a partner of the director, major shareholder or a partner of a person connected with that director or major shareholder;

  (d) a person who is accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

  (e) a person in accordance with whose directions, instructions or wishes the director or major shareholder is accustomed or is under an obligation, whether formal or informal, to act;

  (f) a body corporate or its directors which/who is/are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

  (g) a body corporate or its directors whose directions, instructions or wishes the director or major shareholder is accustomed or under an obligation, whether formal or informal, to act;

(h) a body corporate in which the director, major shareholder and/or persons connected with him are entitled to exercise, or control the exercise of, not less than 15% of the votes attached to voting shares in the body corporate; or

(i) a body corporate which is a related corporation.

- related party
  - means a director, major shareholder or person connected with such director or major shareholder.

- related party transaction
  - means a transaction entered into by the listed issuer or its subsidiaries which involves the interest, direct or indirect, of a related party.

3. PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT TRANSACTIONS

3.1 Background

Amsteel is primarily an investment holding company. The Group comprising Amsteel and its listed subsidiaries and their respective subsidiaries engages in a range of activities, principally those relating to the following sectors:

(a) Steel - production, sale and distribution of steel and related products.

(b) Tyres and chemicals- manufacture, sale and distribution of tyres, rubber compound and related products.

(c) Food and agricultural products – logging operator and operator of pulp and paper mill operator, manufacture of sawn timber and other wood products, operator of breweries.

(d) Retail and distribution – operator of department stores and hypermarkets, trading and distribution of lubricating oil and petroleum products.

(e) Financial services – stockbroking business, provider of nominee services, financial management and investment advisory services.

(f) Property – real estate and property developer, property management.

(g) Motor – assembly of motorcycles, sale and distribution of motorcycles and motor vehicles, manufacture of light trucks and buses and manufacture of motor related products

(h) Others - provision of transportation and forwarding services, management services, security services and security communication equipment.

Due to the diversity and size of the Group, it is anticipated that the Group would, in the ordinary course of business, enter into transactions with classes of related party set out in paragraph 3.2 below. It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions include the transactions described in paragraph 3.3 below.

In view of the time sensitive and frequent nature of such related party transactions, the Directors are seeking shareholders' mandate which allow the Group, in their normal course of business, to enter into categories of related party transactions referred to in paragraph 3.3 below with certain classes of related party set out in paragraph 3.2 below provided such transactions are made on an arm's length basis and on normal commercial terms of the Group and are on terms not more favourable to the related party than those generally available to the public and are not to the detriment of the minority shareholders. The public listed subsidiaries of Amsteel, namely AMB, CPMB, LLB and Posim will be seeking separate mandates from their respective shareholders for each of them and their respective non-listed subsidiaries to enter into Recurrent Transactions of a revenue or trading nature.

The details of the Recurrent Transactions pursuant to Part E, paragraph 10.09 of Chapter 10 of the KLSE Listing Requirements to be dealt with at the EGM are set out in paragraph 3.3 below.

3.2 Classes of Related Party

The Proposed Shareholders' Mandate will *inter alia*, apply to the following classes of Related Parties:

Name of Corporations	Note
LCB Group	*i, iii, vi*
AMB Group	*i, iii, vi*
Posim Group	*i, iii, vi*
LLB Group	*i, iii, vi*
CPMB Group	*i, iii, vi*
ACB Group	*i, iii, vi*
MBA Group	*i, iii, vi*
Lion Holdings Sdn Bhd Group	*i, vi(a)*
Lion Best Sdn Bhd	*i, vi(a)*

Name of Corporations	**Note**
Lion Development (Penang) Sdn Bhd Group	*i*
Amble Bond Sdn Bhd Group	*i*
Lion Teck Chiang Limited Group	*i, iii, vi(a),vi(d)*
C. S. Tang & Co	*ii*
LTAT Group	*iii, iv*
Peringkat Prestasi (M) Sdn Bhd Group	*vi(b), vi(c)*
Secom Co. Ltd.	*v*

The abovementioned corporations are Related Parties as they are persons connected (as indicated by the respective Notes) with:

Notes:

(i) *Tan Sri William H.J. Cheng (director and major shareholder of Amsteel) and Datuk Cheng Yong Kim (major shareholder of Amsteel and previously a director of Amsteel who had resigned with effect from 23 October 2001) who each has direct interest and indirect interest held via corporations in which Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim each has more than 15% shareholding.*

(ii) *Mr M. Chareon Sae Tang (a director of Amsteel) who is the sole proprietor of C.S. Tang & Co, a law firm.*

(iii) *LTAT (a major shareholder of Amsteel) who has a direct interest of more than 5% shareholding.*

(iv) *Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim (a director of Amsteel) who is the representative of LTAT on the Board of Directors of Amsteel.*

(v) *Secom Co. Ltd. is a major shareholder of Secom (Malaysia) Sdn. Bhd., a subsidiary of Amsteel. Secom Co Ltd. owns 49% equity interest in Secom (Malaysia) Sdn. Bhd.*

(vi) *the following major shareholders of Amsteel who have direct and/or indirect interest held via corporations in which they each has more than 15% shareholding:*

- *(a)* *Lion Holdings Sdn. Bhd.*
- *(b)* *Mirzan bin Mahathir*
- *(c)* *Peringkat Prestasi (M) Sdn. Bhd.*
- *(d)* *Lion Corporation Berhad*

The direct and indirect interests of interested Directors and/or major shareholders in Amsteel as at 15 November 2001 are as follows:

NAME	DIRECT	%	INDIRECT	%
Director				
Jen (B) Tan Sri Dato' Zain Hashim	265,808	0.02	175,000 [a]	-
Tan Sri William H.J. Cheng	-	-	470,082,886 [b]	37.32
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim	-	-	-	-
M Chareon Sae Tang @ Tan Whye Aun	-	-	-	-
Major Shareholders				
Datuk Cheng Yong Kim	435,000	0.03	452,743,826 [c]	35.94
Lion Holdings Sdn Bhd	79,482	0.01	448,418,344 [d]	35.60
Mirzan bin Mahathir	-	-	369,907,238 [e]	29.37
Peringkat Prestasi (M) Sdn Bhd	-	-	369,907,238 [e]	29.37
LTAT	264,505,413	21.00	-	-
LCB	243,773,441	19.35	126,133,797 [f]	10.01

<u>Notes</u>

(a) *Options granted pursuant to Amsteel's Executive Share Option Scheme.*

(b) *Held through Amanvest (M) Sdn Bhd, Happyvest (M) Sdn Bhd, Panoron Sdn Bhd, Araniaga Holdings Sdn Bhd, Lancaster Trading Company Limited, Lion Holdings Sdn Bhd, Finlink Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, William Cheng Sdn Bhd, Horizon Towers Sdn Bhd, Lion Holdings Pte Ltd, Lion Corporation Berhad, Limpahjaya Sdn Bhd and Ceemax Electronics Sdn Bhd.*

(c) *Held through Amanvest (M) Sdn Bhd, Happyvest (M) Sdn Bhd, Panoron Sdn Bhd, Araniaga Holdings Sdn Bhd, Lion Holdings Sdn Bhd, Finlink Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Horizon Towers Sdn Bhd, LCB, Limpahjaya Sdn Bhd and Sin Seng Investment Pte Ltd.*

(d) *Held through Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Happyvest (M) Sdn Bhd, Amanvest (M) Sdn Bhd, Panoron Sdn Bhd, Finlink Holdings Sdn Bhd, Tirta Enterprise Sdn Bhd, LCB and Limpahjaya Sdn Bhd.*

(e) *Held through LCB and Limpahjaya Sdn Bhd.*

(f) *Held through Limpahjaya Sdn Bhd.*

3.3 **Nature of Recurrent Transactions**

The Recurrent Transactions which will be covered by the Proposed Shareholders' Mandate and the benefits to be derived from them are transactions by the Group relating to the provision of, or obtaining from, the Related Party, products and services in the normal course of business of the Group comprising the following transactions:

NATURE OF RECURRENT TRANSACTIONS	ESTIMATED VALUE* (RM)	RELATED PARTY
Tyre		
(i) Sale and purchase of tyres, rubber compound and related products (including tubes, retread materials, accessories, wheels and hubs, fittings, implements, tools materials and all kinds of apparatus and things used or capable of being used in connection with tha manufacture, operation, maintenance and working of motor cars, motorcycles, bicycles, aircrafts and vehicles of all kinds)	2,250,000	AMB Group, LCB Group
Plantation and agricultural products		
(i) Rental of potted plants	Less than 750,000	AMB Group, CPMB Group, ACB Group, LLB Group, LCB Group, Lion Holdings Sdn Bhd Group
(ii) Landscaping projects	Less than 750,000	Lion Development (Penang) Sdn Bhd Group
Retail and distribution		
(i) Purchase of lubricating oil and petroleum products (including lubricants for motor vehicles and motorcycles, industrial lubricants, diesel and fuel oil)	3,900,000	Posim Group
(ii) Sale and purchase of hyper-market merchandise	Less than 750,000	Amsteel's subsidiaries (namely Silverstone Marketing Sdn Bhd and Xtra Supercenter Sdn Bhd)

NATURE OF RECURRENT TRANSACTIONS	ESTIMATED VALUE* (RM)	RELATED PARTY
Property		
(i) Rental of premises**	23,250,000	Amsteel's subsidiaries (namely Lion Seremban Parade Sdn Bhd, Lion Ipoh Parade Sdn Bhd, and Parkson Corporation Sdn Bhd), CPMB Group, LLB Group, AMB Group, Posim Group, Lion Teck Chiang Limited Group, LTAT Group
(ii) Billing for construction and related work performed (including construction and completion of sewer main and ancillary works, site clearing, earthwork and major drainage works, road pavement, supply and laying of main water reticulation reservoir and ancillary works, construction and completion of ten (10) TNB substations)	23,600,000 ^	LLB Group
(iii) Sales Commission payable on sale of bungalow lots	15,500,000 ^^	Lion Best Sdn Bhd and its sales agents
(iv) Legal fees on sale of bungalow lots	1,000,000 ^^	C.S.Tang & Co
(v) Hotel room and related charges	Less than 750,000	LCB Group, Posim Group
Other general transactions		
(i) Sale and purchase of tools, dies and spare parts	9,000,000	LCB Group, LLB Group, ACB Group, Posim Group, Amsteel's subsidiaries (namely Silverstone Berhad and Lion Tooling Sdn Bhd)
(ii) Provision of transportation and forwarding services	14,250,000	LLB Group, LCB Group, Posim Group, Lion Teck Chiang Limited Group
(iii) Provision of storage space at Bukit Raja Industrial Estate, Klang, Selangor	3,000,000	LLB Group, ACB Group, AMB Group, Posim Group, LCB Group, LTAT Group

NATURE OF RECURRENT TRANSACTIONS	ESTIMATED VALUE* (RM)	RELATED PARTY
(iv) Provision of management and support and other related services (including company secretarial, tax, treasury, legal, management information and corporate planning services)	6,000,000	AMB Group, CPMB Group, LLB Group,
(v) Provision of security services and security communication equipment	2,250,000	CPMB Group, LCB Group, LLB Group, AMB Group, Posim Group, Amsteel's subsidiaries (namely Silverstone Berhad., Lion Tooling Sdn Bhd, Amsteel Securities (M) Sdn Bhd, Lion Seremban Parade Sdn Bhd, Lion Ipoh Parade Sdn Bhd and Parkson Corporation Sdn Bhd)
(vi) Purchase of SECOM sensors and security alarm control panels	4,500,000	Secom Co Ltd.
(vii) Purchase of steel and steel related products (including billets, steel bars, wire rods, hot briquetted iron and scrap iron)	Less than 13,500,000	ACB Group, LCB Group, LLB Group
(viii) Insurance coverage and leasing facilities	10,500,000	LTAT Group, MBA Group
(ix) Purchase of motor vehicles, motorcycles and component parts	Less than 750,000	LCB Group
(x) Servicing of motor vehicles	Less than 750,000	AMB Group
(xi) Allocation of costs of water supply on a joint-venture basis	Less than 750,000	LCB Group
(xii) Secretarial services	Less than 750,000	LCB Group
(xiii) Training and education services	Less than 750,000	AMB Group

NATURE OF RECURRENT TRANSACTIONS	ESTIMATED VALUE* (RM)	RELATED PARTY
(xiv) Rental of an industrial premise at Kawasan Perindustrian Tebrau, Johor Bahru, Johor and weighbridge equipment	Less than 750,000	Posim Group

The value of these transactions may be subject to changes in the next financial year. These transactions will be subject to the review procedures as set out in paragraph 3.4 below.

* *Save for the estimated values marked ^ and ^^, the estimated values of the transactions are based on values transacted during the financial year ended 30 June 2001 with an increase of 50% on such values transacted, to reflect upon the period of 18 months being the time period covered under the Proposed Shareholders' Mandate. The Proposed Shareholders' Mandate to be obtained for the transactions shall cover the period from 1 June 2001 until the date of the next Annual General Meeting, or revoked or varied by resolution passed by the shareholders in general meeting, whichever is the earlier, in accordance with Section 4, page 15 of this Circular. There were no transactions that required shareholders' approval for the period 1 June 2001 to 10 December 2001.*

** *The premises are located at Wisma Lion Suzuki, Shah Alam, Selangor; Wisma Silverstone, Shah Alam, Selangor; Ipoh Parade, Ipoh, Perak; Klang Parade, Klang, Selangor; Mahkota Parade, Melaka; Seremban Parade, Seremban, Negeri Sembilan; Subang Parade, Subang Jaya, Selangor; Wisma Amsteel Securities, Klang, Selangor; Lion Industrial Building, Singapore and including shop lots in Penang; Alor Setar, Kedah; Kota Bahru, Kelantan; Kuantan, Pahang; Banting, Selangor; Johor Bahru, Johor.*

^ *The estimated values are based on estimated work to be performed under the construction contracts for the 18-month period covered under the Proposed Shareholders' Mandate.*

^^ *The estimated values are based on estimated sales of bungalow lots for the 18-month period covered under the Proposed Shareholders' Mandate and, the legal fees and scheduled payments of sales commission arising therefrom.*

3.4 Review Procedures for Recurrent Transactions

The Group has established the following methods and procedures to ensure that Recurrent Transactions are undertaken on an arm's length basis and on normal commercial terms, which are consistent with the Group's usual business practices and policies and are on terms not more favourable to the Related Party than those extended to third parties/public and not to the detriment of the minority shareholders:

(a) A list of Related Parties will be circulated within the Group and at the same time, the Related Party will be notified that all Recurrent Transactions are required to be undertaken on an arm's length basis and on normal commercial terms.

(b) Recurrent Transactions will be reviewed and authorised by the following parties:

Nature of Recurrent Transactions	**Equal to or exceeding (per purchase contract or purchase order) (RM)**	**But less than (per purchase contract or purchase order) (RM)**	**Authority Levels**
Steel		<10,000,000	Accountant/Chief Accountant/Financial Controller + General Manager
	10,000,000	<30,000,000	General Manager + Managing Director/Executive Director/Director
	30,000,000 and above		Audit Committee
Others		< 1,000,000	Accountant/Chief Accountant/Financial Controller + General Manager
	1,000,000	<5,000,000	General Manager + Managing Director/Executive Director/Director
	5,000,000 and above		Audit Committee

If a member of the Audit Committee has an interest, as the case may be, he will abstain from any decision making by the Audit Committee in respect of the said transaction.

(c) Records will be maintained by the Company to capture all Recurrent Transactions which are entered into pursuant to the Proposed Shareholders' Mandate.

(d) The annual internal audit plan shall incorporate a review of Recurrent Transactions which will be entered into pursuant to the Proposed Shareholders' Mandate to ensure that relevant approvals have been obtained and review procedures in respect of such transactions are adhered to.

(e) The Audit Committee shall review the internal audit reports to ascertain that the guidelines and procedures established to monitor Recurrent Transactions have been complied with.

(f) The Board and the Audit Committee shall have overall responsibility for the determination of the review procedures with authority to sub-delegate to individuals or committees within the Company as they deem appropriate. Such review methods and procedures may be modified, supplemented or replaced from time to time by the Audit Committee.

(g) The transaction prices, terms and conditions are determined as follows:

i) by the prevailing market force, under similar commercial terms for transactions with third parties which depend on the demand and supply of the products in the market.

ii) the transaction prices are conducted at arm's length and is on normal commercial terms not more favourable to the related party than those generally available to the public. Due consideration shall be given to price, payment, quality, delivery and service in order to maximise benefits for any purchase under the transactions.

iii) is on competitive commercial terms, the Group shall identify various sources of supply to secure at least three (3) quotations which shall be documented in the "Price Comparison Summary cum Approval Form".

iv) the Purchasing Department shall evaluate and shortlist vendors prior to price negotiations, based on the following criteria:

a. price competitiveness
b. quality
c. experience
d. delivery / service
e. credit term
f. technical capability
g. financial strength.

v) after price negotiation, the Purchasing Department shall recommend the selection of potential/successful supplier for approval by the appropriate authority.

vi) where appropriate, a valuation or appraisal of the market value of a transaction is conducted by an independent expert and additional quotations are obtained from third parties for the purpose of performing an independent and balanced assessment, evaluation and comparison of the price, terms and conditions prior to making a decision to enter into the transaction.

vii) when quality, payment and other terms and conditions are equal, an order/contract shall be awarded to the supplier with the lowest negotiated price.

viii) the Group shall evaluate the vendors' performance via feedback from user departments with regard to delivery performance, quality of material and after sales service.

3.5 **Rationale for Shareholders' Mandate and Benefit to the Amsteel Group and its shareholders**

The provision of services and the manufacturing, trading and distribution businesses in the different sectors described in paragraph 3.1 above are the principal businesses of the Group. The classes of Related Parties listed in paragraph 3.2 are also involved substantially, if not principally, in one or more of these businesses. It is therefore in the interests of the Group to transact with such Related Parties (in addition to their transactions with third parties in the ordinary course of business) so that the Group can enjoy synergistic benefits. In addition, the Group is able to provide management and support services to the Related Parties at competitive prices. Given the complementary nature of the activities of the members of the Group and the activities of the Related Parties, as well as the fact that such activities are in the ordinary course of business of both the Group and the Related Parties, it is anticipated that the Recurrent Transactions would occur on a frequent and recurrent basis.

The obtaining of the Proposed Shareholders' Mandate and the renewal of the Proposed Shareholders' Mandate on an annual basis would therefore eliminate the need to make announcements to KLSE or to convene separate general meetings from time to time to seek shareholders' approval as and when potential Recurrent Transactions with the specified class of Related Parties arise, thereby reducing substantially the administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to the Group.

In relation to the Group's property activities, the time allotted to prepare a tender may not be sufficient to prepare the documents and hold a general meeting to obtain shareholders' approval. Further, if separate shareholders' approval were to be obtained in respect of each and every tender, the detailed information required by the KLSE Listing Requirements to be disclosed in a circular to shareholders could be of great value to the Group's competitors and disadvantage the Group.

The Proposed Shareholders' Mandate is intended to facilitate transactions in the normal course of business of the Group which are transacted from time to time with the specified classes of Related Parties, provided that they are carried out at arm's length and on the Group's normal commercial terms and that they are not prejudicial to the minority shareholders.

3.6 Audit Committee Statement

The Audit Committee of the Company has seen and reviewed the procedures mentioned in paragraph 3.4 above and are of the view that the said procedures are sufficient to ensure that the Recurrent Transactions are not more favourable to Related Parties than those generally available to the public and are not to the detriment of the minority shareholders.

4. COMPLIANCE WITH PROVISIONS OF PRACTICE NOTE NO. 12/2001

The Shareholders' Mandate sought is subject to annual renewal. In this respect, any authority conferred by the Shareholders' Mandate shall only continue to be in force until :

(a) the conclusion of the first annual general meeting of the Company ("AGM") following the EGM at which the Shareholders' Mandate is passed, at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(b) the expiration of the period within which the next AGM after the date it is required to be held pursuant to section 143(1) of the Companies Act, 1965 (the "Act") (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Act); or

(c) revoked or varied by resolution passed by the shareholders in general meeting,

whichever is the earlier.

5. EXTRAORDINARY GENERAL MEETING

The EGM, as convened by the notice attached to this Circular, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 28 December 2001 at 11.30 am. The purpose of the EGM is for Shareholders to consider and, if thought fit, pass the ordinary resolutions set out in the Notice of EGM.

6. ACTION TO BE TAKEN BY SHAREHOLDERS

Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote on their behalf, should complete, sign and return the Form of Proxy attached to this Circular in accordance with the instructions printed thereon as soon as possible and in any event so as to reach the registered office of the Company not less than forty-eight (48) hours before the time fixed for the EGM. The completion and lodgment of the Form of Proxy by a Shareholder will not preclude the said shareholder from attending and voting in person at the EGM if the said shareholder subsequently wish to do so.

7. DIRECTORS' RECOMMENDATIONS

The Directors are of the opinion that the entry into the Recurrent Transactions between the Amsteel Group and those Related Parties described in paragraph 3.2 above in the ordinary course of its business will be entered into to enhance the efficiency of the Amsteel Group and are in the best interests of the Company and its subsidiaries. For the reasons stated in paragraph 3.5 above, the Directors (with the exception of the Interested Directors) recommend that Shareholders vote in favour of the Ordinary Resolutions in respect of the Shareholders' Mandate to be proposed at the EGM.

8. ABSTENTION FROM VOTING

Jen (B) Tan Sri Dato' Zain Hashim, Tan Sri William H.J. Cheng, Lt Jen (B) Datuk Seri Abdul Manap bin Ibrahim and M. Chareon Sae Tang @ Tan Whye Aun ("Interested Directors") being interested Directors have abstained from board deliberation and voting on Board resolutions on the Proposed Shareholders' Mandate. Mr Pee Kang Seng @ Lim Kang Seng who was appointed to the Board subsequent to the Board's recommendation on the Proposed Shareholders' Mandate, does not consider himself to be independent in respect of the Proposed Shareholders' Mandate and will abstain from voting on any subsequent Board resolution on the Proposed Shareholders' Mandate. (Jen (B) Tan Sri Dato' Zain Hashim, Tan Sri William H.J. Cheng, Lt Jen (B) Datuk Seri Abdul Manap bin Ibrahim and M. Chareon Sae Tang @ Tan Whye Aun and Pee Kang Seng @ Lim Kang Seng shall hereinafter be referred to as the "Interested Directors"). All the Interested Directors, major shareholders (as set out in paragraph 3.2 above) ("Interested Major Shareholders") and persons connected with the Interested Director or Interested Major Shareholder who have any interest, direct or indirect in the Recurrent Transactions will abstain from voting in respect of their direct and/or indirect shareholdings on the resolutions relating to the Proposed Shareholders' Mandate. The direct and indirect interest of the other major shareholders who are deemed to be persons connected with the Interested Major Shareholders as set out in paragraph 3.2 above are as detailed below :

Major Shareholders	Direct		Indirect		Note
	No. of shares	%	No. of shares	%	
Lion Realty Pte Ltd	-	-	451,047,826	35.81	(a)
Lancaster Trading Company Limited	10,700,000	0.85	448,497,826	35.61	(b)
Utara Enterprise Sdn Bhd	-	-	448,497,826	35.61	(b)
William Cheng Sdn Bhd	7,585,366	0.60	448,497,826	35.61	(b)
Happyvest (M) Sdn Bhd	654,381	0.05	447,608,563	35.54	(c)
Amanvest (M) Sdn Bhd	12,972,395	1.03	375,324,676	29.80	(d)
Limpahjaya Sdn Bhd	126,133,797	10.01	-	-	

Notes :

(a) Held through Amanvest (M) Sdn Bhd, Happyvest (M) Sdn Bhd, Panoron Sdn Bhd, Araniaga Holdings Sdn Bhd, Lion Holdings Sdn Bhd, Finlink Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Horizon Towers Sdn Bhd, Lion Corporation Berhad and Limpahjaya Sdn Bhd.

(b) *Held through Amanvest (M) Sdn Bhd, Happyvest (M) Sdn Bhd, Panoron Sdn Bhd, Araniaga Holdings Sdn Bhd, Lion Holdings Sdn Bhd, Finlink Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Lion Corporation Berhad and Limpahjaya Sdn Bhd.*

(c) *Held through Amanvest (M) Sdn Bhd, Panoron Sdn Bhd, Finlink Holdings Sdn Bhd, Tirta Enterprise Sdn Bhd, Lion Corporation Berhad and Limpahjaya Sdn Bhd.*

(d) *Held through Finlink Holdings Sdn Bhd, Lion Corporation Berhad and Limpahjaya Sdn Bhd.*

The Interested Directors and Interested Major Shareholders will ensure that the persons connected with them shall abstain from voting on the resolution, in respect of their direct and indirect interest, relating to the Proposed Shareholders' Mandate at the EGM.

Save as disclosed above, none of the other Directors, Major Shareholders and persons connected with them have any interest, direct or indirect, in the Proposed Shareholders' Mandate.

9. FURTHER INFORMATION

Shareholders are requested to refer to the attached Appendix contained in this Circular for further information.

Yours faithfully
For and on behalf of the Directors
AMSTEEL CORPORATION BERHAD

TAN SIAK TEE
Independent Director

APPENDIX ON FURTHER INFORMATION

1. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Board of Directors of Amsteel who collectively and individually accept full responsibility for the accuracy of the information given herein and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this Circular misleading.

2. MATERIAL CONTRACTS

Save as disclosed below, neither Amsteel nor its subsidiary companies have entered into any contracts which are material within the two (2) years preceding the date of this Circular, other than contracts entered into in the ordinary course of business:

2.1 Put and Call option Agreement dated 16 September 1998 and 29 December 1999 entered into between Lion Subang Parade Sdn Bhd ("LSP") and Saujana Heights Sdn Bhd ("Saujana") wherein Saujana granted to LSP a call option and LSP granted Saujana a put option requiring LSP to purchase from Saujana all that piece of land held under title no. H.S.(D) 71775, No. P.T. 12586, Mukim of Damansara, District of Petaling, State of Selangor at a cash consideration of RM18 million.

2.2 An agreement dated 6 January 2000 between Chocolate Products (Malaysia) Berhad ("CPB") and Maestro Swiss Food Sdn Bhd for the sale of:

(a) the business (with goodwill), property, assets and rights for the manufacture, supply and distribution of proprietary malted cocoa beverage powder and other related products sold under various of trademarks in particular "VICO" in Malaysia and other parts of the world; and

(b) the two (2) industrial buildings known as Lot No. 1359, Lorong Mak Mandin 6, Mak Mandin Industrial Estate, 13400 Butterworth, Pulau Pinang and Lot No. 2688, Lorong Mak Mandin 6, Mak Mandin Industrial Estate, 13400 Butterworth, Pulau Pinang,

for a cash consideration of RM25,428,000.

2.3 An agreement dated 6 January 2000 between Chocolate Products Manufacturing Sdn Bhd ("CPM") and Maestro Swiss Cocoa Sdn Bhd for the sale of the business (with goodwill), property, assets and rights for the manufacture, supply and distribution of industrial chocolate and intermediate cocoa products including cocoa butter and cocoa powder for a cash consideration of RM4,457,000.

2.4 An agreement dated 6 January 2000 between CPM and Maestro Swiss Chocolate Sdn Bhd for the sale of the business (with goodwill), property and assets for the manufacture, supply and distribution of proprietary chocolates, chocolate enrobed wafers, confectionery, snack food and other products sold under various of the trademarks in particular, "VOCHELLE" for a cash consideration of RM5,243,000.

2.5 An agreement dated 6 January 2000 between Chocolate Products Trading Sdn Bhd ("CPT") and Maestro Swiss Trading Sdn Bhd for the sale of the business (with goodwill) of marketers and distributors of, amongst others, products manufactured and supplied by the CPB Group member and property assets and rights used in and for such business for a cash consideration of RM9,402,000.

2.6 An agreement dated 6 January 2000 between CPB Enterprise Sdn. Bhd. and Maestro Swiss Products Sdn Bhd for the sale of the business (with goodwill), property, assets and rights for the manufacture, supply and distribution of confectionery and chocolate related products sold under various of the trademarks in particular "DARRY'S" for a cash consideration of RM5,090,000.

2.7 An agreement dated 6 January 2000 between CPB and Maestro Swiss Land I Sdn Bhd for the sale of the land held under title no. H.S.(D) 1174 No. P.T. Plot 269, Town of Butterworth, Section 3, District of Seberang Perai Utara, State of Pulau Pinang but excluding the industrial building erected thereon known as Lot No. 2688, Lorong Mak Mandin 6, Mak Mandin Industrial Estate, 13400 Butterworth, Pulau Pinang for a cash consideration of RM1,550,000.

2.8 An agreement dated 6 January 2000 between CPB and Maestro Swiss Land II Sdn Bhd for the sale of the land held under title no. H.S.(D) 136-Mk 14 No. P.T.PTB/A/038, Mukim 14, District of Seberang Perai Utara, State of Pulau Pinang but excluding the industrial building erected thereon known as Lot No. 1359, Lorong Mak Mandin 6, Mak Mandin Industrial Estate, 13400 Butterworth, Pulau Pinang for a cash consideration of RM1,330,000.

2.9 An agreement dated 6 January 2000 amongst CPB, CPM, CPT and Chocolate Vochelle AG (formerly known as CPB Investment AG) ("CPBI") and Maestro Suisse Holding (H.K.) Limited for the sale of all title, benefit and interest in, to and under the trademarks owned by CPB, CPM, CPT and CPBI for a cash consideration of RM1,000,000.

2.10 A share transfer agreement dated 28 February 2000 where JinKeDa Group to dispose of its 90% shareholdings in YanDangshan Lion Brewery Co Ltd (now known as Zhejiang YanDangShan Lion Brewery Co Ltd) to Wenzhou Lion Brewery Co Ltd (now known as Wenzhou Double Beer Brewery Group Co Ltd) and its 10% shareholdings in Zhejiang YanDangShan Lion Brewery Co Ltd to Pingyang Lion Beer Co. Ltd for a cash consideration of Rmb35,604,000 and Rmb 3,956,000 (equivalent to approximately RM16,299,000 and RM1,811,000) respectively.

2.11 Equity Transfer Agreement dated 24 March 2000 between LLB Suria Sdn. Bhd., a wholly-owned subsidiary of Lion Land Berhad ("LLB") and Tianjin Automotive Industry (Group) Co. Ltd. for the disposal of 25% equity interest in Tianjin Huali Motor Co. Ltd. for a cash consideration of Rmb65 million (equivalent to approximately RM29.83 million).

2.12 Supplemental Sale and Purchase Agreement dated 24 April 2000 between Lion Biotech Pte. Ltd. ("Lion Biotech"), a 51% owned subsidiary of LLB and Hubei Zenith Group Co., Ltd. ("Hubei Zenith Group") varying the Sale and Purchase Agreement dated 16 November 1998 in that the percentage of equity interest of Hubei Zenith Heilen Pharmaceutical Co., Ltd. to be disposed of by Lion Biotech to Hubei Zenith Group is revised from 55% to 30% for a total cash consideration of Rmb61,299,300 (equivalent to approximately RM28.12 million).

2.13 Sale and Purchase Agreement dated 28 April 2000 between WGD Retail Consulting Sdn. Bhd. ("WGD") and International Footware Permada (Kedah) Sdn. Bhd. for the disposal of WGD's entire 99.99% equity interest in Ozly Enterprise Sdn. Bhd. comprising 499,999 ordinary shares of RM1.00 each fully paid, for a cash consideration of RM449,000.

2.14 Joint-Venture Agreement dated 16 May 2000 between Shanghai Lion Parkson Investment Consultant Co. Ltd. ("SLP") and Hainan Future Computers Co. Ltd ("HFC") to undertake the research and development of computer software for integration of the system applications of Amsteel's retail business in the People's Republic of China ("PRC") which operates under the trade name of "Parkson" and "Xtra". The venture is to be undertaken via a newly incorporated company in PRC known as Beijing Future Century E-business Co. Ltd. ("BFC") which would have a total paid-up capital of Rmb 600,000 (equivalent to approximately RM274,700.12). SLP has a 51% equity stake and HFC holds the remaining 49% in BFC.

2.15 Conditional Share Sale Agreement dated 5 July 2000 between Amsteel, Umatrac Enterprises Sdn Bhd ("Umatrac") and Konming Investments Limited ("Konming") of the one part and Lion Corporation Berhad ("LCB") of the other part for the disposal by Amsteel, Umatrac and Konming of 299,387,843 ordinary shares of RM1.00 each representing 50.46% equity interest in LLB to LCB for a consideration of RM473,030,000 to be satisfied by way of netting off against the inter-company balances between the Amsteel Group and the LCB Group and the balance to be settled by an issue of LCB bonds to Amsteel.

2.16 Conditional Share Sale Agreement dated 5 July 2000 between Amsteel, Umatrac, Posim Berhad ("Posim"), LCB and Limpahjaya Sdn Bhd ("Limpahjaya") of the one part ("Vendors A") and Angkasa Marketing Berhad ("AMB") of the other part for the disposal by the Vendors A of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad ("Silverstone") to AMB for a consideration of RM138,506,146 to be satisfied by way of an issue of 150,299,587 new AMB shares at an issue price of RM0.855 per AMB share.

2.17 Conditional Share Sale Agreement dated 5 July 2000 between Akurjaya Sdn Bhd ("Akurjaya") and Limpahjaya for the disposal by Akurjaya of 240,000,000 ordinary shares of RM1.00 each in the capital of Megasteel Sdn Bhd ("Megasteel") to Limpahjaya for a consideration of RM1,254,000,000 to be satisfied by the netting off against inter-company balances between the Amsteel Group and the LCB Group and the balance to be settled by an issue of LCB bonds to the Amsteel Group.

2.18 Conditional Share Sale Agreement dated 5 July 2000 between Ayer Keroh Resort Sdn Bhd ("AKR"), Ambang Jaya Sdn Bhd, Amsteel, Umatrac and Parkson Corporation Sdn Bhd ("Parkson") ("Vendors B") of the one part and LLB of the other part for the disposal by Vendors B of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in CPB to LLB for a consideration of RM281,193,000 to be satisfied by way of netting off against the Inter-PLC Debts between the Amsteel Group and the LLB Group.

2.19 Conditional Share Sale Agreement dated 5 July 2000 between Avenel Sdn Bhd ("Avenel") and LLB for the disposal by Avenel of 170,097,271 ordinary shares of RM1.00 each representing 83.77% equity interest in Posim to LLB for a consideration of RM719,492,953 to be satisfied by way of netting off against the inter-company balances between the LLB Group and the Amsteel Group.

2.20 Conditional Share Sale Agreement dated 5 July 2000 between Horizon Towers Sdn Bhd ("Horizon Towers") and Amsteel for the acquisition by Amsteel of 44,450,000 ordinary shares of RM1.00 each representing 30% equity interest in Akurjaya for a consideration of RM547,850,000 to be satisfied by the issue of 711,493,506 new Amsteel shares at an issue price of RM0.77 per Amsteel share.

2.21 Conditional Share Sale Agreement dated 5 July 2000 between Teck Bee Mining (M) Sdn Bhd ("Teck Bee Mining") and Umatrac for the acquisition by Umatrac of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in the capital of Hiap Joo Chong Realty Sdn Bhd ("Hiap Joo Chong") for a consideration of RM2,290,000 to be satisfied by way of an issue of 2,974,026 new Amsteel shares at an issue price of RM0.77 per Amsteel share.

2.22 Conditional Share Sale Agreement dated 5 July 2000 between LCB and Umatrac for the acquisition by Umatrac of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong for a consideration of RM2,290,000 to be satisfied by way of netting off against the inter-company balances between the LCB Group and the Amsteel Group.

2.23 Conditional Share Sale Agreement dated 5 July 2000 between AMB and Amsteel, wherein in consideration of Amsteel paying RM1.00 to AMB, Amsteel acquires 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in the capital of Avenel and AMB shall pay Amsteel a sum of RM18,480,000 (which represents approximately 20% share of Avenel's net liabilities of RM92,380,000 based on the unaudited net tangible assets of Avenel as at 31 December 1999 after restating Avenel's cost of investment in Posim based on a discounted cashflow valuation of the future cashflows of Sabah Forest Industries Sdn. Bhd. ("SFI"), Posim's principal asset) to be satisfied by an issue of 8,643,275 new AMB shares with an assumed value of RM0.855 per AMB share and the balance to be settled by netting off against the inter-company balances owing from the Amsteel Group to the AMB Group amounting to RM11,090,000.

2.24 Conditional Share Sale Agreement dated 5 July 2000 between LLB and Amsteel, wherein in consideration of Amsteel paying RM1.00 to LLB, Amsteel acquires 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in the capital of Avenel and LLB shall pay Amsteel a sum of RM23,090,000 (which represents approximately 25% share of Avenel's net liabilities of RM92,380,000 based on the unaudited net tangible assets of Avenel as at 31 December 1999 after restating Avenel's cost of investment in Posim based on a discounted cashflow valuation of the future cashflows of SFI, Posim's principal asset) to be satisfied by way of netting off against the inter-company balances between the LLB Group and the Amsteel Group.

2.25 Conditional Share Sale Agreement dated 5 July 2000 between Horizon Towers, Amanvest (M) Sdn Bhd, Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Finlink Holdings Sdn Bhd, Teck Bee Mining, Tirta Enterprise Sdn Bhd, William Cheng Sdn Bhd, Ceemax Electronics Sdn Bhd (formerly known as Likom Electronics Sdn Bhd), Lancaster Trading Co. Ltd., Lion Holdings Pte Ltd, Sin Seng Investments Pte Ltd and Datuk Cheng Yong Kim ("Vendors C") of the one part and AMB of the other part for the acquisition by AMB of a total of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone for a total consideration of RM36,726,176 to be satisfied by way of an issue of 42,954,592 new AMB shares to Vendors C with an assumed value of RM0.855 per AMB share.

2.26 A Conditional Supplementary Agreement approved by Zhejiang Provincial Commission on Foreign Trade and Economic Corporation on 14 July 2000 between Consitrade (M) Sdn Bhd ("Consitrade") and Zhejiang Zhedong Beer Co Ltd for the dilution of its 55% equity interest in Ningbo Lion Brewery Co Ltd by 10.29% to 44.71% and the option to purchase the aforesaid 10.29% equity interest for an amount of Rmb24,696,346 (equivalent to approximately RM11,306,815.30).

2.27 Share Sale Agreement dated 27 July 2000 between Exuniq Sdn Bhd, a wholly-owned subsidiary of Amsteel and Allianz Aktiengesellschaft for the disposal of 16,906,666 ordinary shares of RM1.00 each representing 31.57% equity interest in the capital of Malaysia British Assurance Berhad at a total cash consideration of RM129,335,994.90 or RM7.65 per share.

2.28 Sale and Purchase Agreement dated 9 August 2000 between LLB, Narajaya Sdn Bhd ("Narajaya"), Likom Electronic Pte Ltd ("LEPL") and Likom Caseworks Sdn Bhd ("LCW") for the disposal of a piece of industrial land held under H.S.(D) 34924, No. P.T. 3852, Mukim of Cheng, District of Melaka Tengah, Melaka measuring approximately 37.513 hectares together with buildings erected thereon known as "Melaka Technology Park" to LCW for a sale consideration of RM93.15 million to be satisfied via the issuance of new shares of SGD1.00 each in LEPL.

2.29 First Supplemental Agreement dated 19 October 2000 between Amsteel, Umatrac and Konming of the one part and LCB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Amsteel, Umatrac and Konming of 299,387,843 ordinary shares of RM1.00 each in LLB to LCB.

2.30 First Supplemental Agreement dated 19 October 2000 between Vendors A of the one part and AMB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Vendors A of 119,653,758 ordinary shares of RM1.00 each in Silverstone to AMB.

2.31 First Supplemental Agreement dated 19 October 2000 between Akurjaya of the one part and Limpahjaya of the other part amending certain term in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Akurjaya of 240,000,000 ordinary shares of RM1.00 each in Megasteel to Limpahjaya.

2.32 First Supplemental Agreement dated 19 October 2000 between Vendors B the one part and LLB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Vendors B of 207,209,445 ordinary shares of RM0.50 each in CPB to LLB.

2.33 First Supplemental Agreement dated 19 October 2000 between Avenel of the one part and LLB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Avenel of 170,097,271 ordinary shares of RM1.00 each in Posim to LLB.

2.34 First Supplemental Agreement dated 19 October 2000 between Horizon Towers of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Amsteel of 44,450,000 ordinary shares of RM1.00 each in Akurjaya from Horizon Towers.

2.35 First Supplemental Agreement dated 19 October 2000 between Teck Bee Mining of the one part and Umatrac of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Umatrac of 135,000 ordinary shares of RM1.00 each in Hiap Joo Chong from Teck Bee Mining.

2.36 First Supplemental Agreement dated 19 October 2000 between AMB of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Amsteel of 20,000,000 ordinary shares of RM1.00 each in Avenel from AMB.

2.37 First Supplemental Agreement dated 19 October 2000 between LLB of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Amsteel of 25,000,000 ordinary shares of RM1.00 each in Avenel from LLB.

2.38 First Supplemental Agreement dated 19 October 2000 between Vendors C of the one part and AMB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by AMB of 31,727,292 ordinary shares of RM1.00 each in Silverstone.

2.39 Conditional Share Sale Agreement dated 19 October 2000 between LLB of the one part and Akurjaya of the other part for the disposal of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn Bhd for a total consideration of RM33,350,000 to be settled by way of netting-off against the consideration payable by the LLB group to the Amsteel Group pursuant to the proposed acquisitions of assets by the LLB Group from the Amsteel Group under the conditional share sale agreements executed on 5 July 2000.

2.40 Conditional Share Sale Agreement dated 30 October 2000 between Amsteel Holdings (H.K.) Limited, a wholly-owned subsidiary company of Amsteel Capital Holdings Sdn Bhd, of the one part and Steppington Holdings Limited of the other part for the disposal of the entire issued share capital of Amsteel Securities (H.K.) Limited, Amsteel Futures (H.K.) Limited, Amsteel Derivatives Limited and Amsteel Nominees (H.K.) Limited (collectively the "Amsteel Companies") for a total consideration of HK$10 million plus the Net Tangible Assets of Amsteel Companies.

2.41 Conditional Share Subscription Agreement dated 10 November 2000 between Angkasa Transport Equipment Sdn Bhd ("ATE"), AMB Venture Sdn Bhd ("AMBV"), both wholly-owned subsidiaries of AMB and Tan Sri Cheng Heng Jem ("TSWC"), in which TSWC shall subscribe for 2,156,000 ordinary shares of RM1.00 each representing 7.94% of the enlarged share capital of ATE at an issue price of RM1.56 per share or at a total subscription price of approximately RM3,365,000.

2.42 Conditional Sale and Purchase Agreement dated 10 November 2000 between AMBV, TSWC and Lion Asiapac Limited ("LAP"), whereby AMBV shall dispose of its 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 92.06% of the enlarged share capital of ATE to LAP for a consideration to be determined in accordance with the formula provided in the agreement, tentative calculation being:-

(a) SGD18,060,648 (equivalent to approximately RM39 million); or

(b) SGD41,664,404 (equivalent to approximately RM90 million based on the exchange rate of SGD1.00 : RM2.16), in the event the Proposed Listing of the associate company of ATE, Anhui Jianghuai Automotive Chasis Co Ltd ("Proposed Listing of AJ Auto") is completed by 30 September 2001;

to be satisfied by LAP partly in cash and partly with the issuance of up to 166,657,616 new LAP shares at par value of SGD$0.25 each together with up to 166,657,616 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million based on the exchange rate of RM1.00 : Rmb2.19) in ATE to Anhui Jianghuai Automotive Group Co. Ltd. ("AJ Group") and adjustments contained therein.

2.43 An Agreement dated 17 November 2000 between Consitrade and Taixing Brewery Factory for the acquisition of an additional 45% equity stake in Jiangsu DEbier Brewery Co Ltd, inclusive of shareholder's loan for a cash consideration of Rmb50 million (equivalent to approximately RM22.8 million).

2.44 Conditional Agreement dated 13 December 2000 between LLB, Likom Computer System Sdn Bhd ("LCS") and LEPL, whereby the parties thereto agreed to the variation of the mode of redemption by LCS of 43,613,000 5-year cumulative preference shares of RM0.01 each in LCS ("RPS") from LLB such that the RPS shall be fully redeemed and satisfied by the issuance of new ordinary shares of SGD1.00 each in LEPL to LLB.

2.45 Second Supplemental Agreement dated 12 December 2000 between Vendors B the one part and LLB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered into between the parties in respect of the disposal by Vendors B of 207,209,445 ordinary shares of RM0.50 each in CPB to LLB.

2.46 Conditional shares sale and purchase agreement dated 14 December 2000 entered into between, among others, Datavest Sdn Bhd ("Datavest"), as one of the vendors of the one part and Affin–UOB Holdings Sdn Bhd ("Affin-UOB") as purchaser of the other part and Amsteel of the last part in which Datavest disposes its entire 83.78% equity interest comprising 155,000,000 ordinary shares of RM1.00 each in Amsteel Securities (M) Sdn Bhd for a cash consideration of up to RM238,783,783.78.

2.47 Conditional sale and purchase agreement dated 14 December 2000 entered into between LLB of the one part and Amsteel Equity Realty (M) Sdn Bhd ("AERMSB") of the other part in which AERMSB acquires from LLB the portion commonly known as the East Wing of Wisma Amsteel Securities constructed on part of the land held under qualified sub-divided title no H.S (D) 64502 No. P.T. 32625 Mukim of Kapar, District of Klang, State of Selangor, measuring approximately 21,300 square feet for a cash consideration of RM14.88 million.

2.48 Supplemental Subscription Agreement dated 9 January 2001 between ATE, AMBV and TSWC amending certain terms in the conditional Share Subscription Agreement dated 10 November 2000, whereby TSWC shall instead subscribe for 2,530,000 ordinary shares of RM1.00 each representing 9.19% of the enlarged share capital of ATE at an issue price of RM1.33 per share or at a total subscription price of approximately RM3,365,000.

2.49 Supplemental Agreement dated 9 January 2001 between AMBV, TSWC and LAP amending certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000, whereby AMBV shall dispose of its 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE to LAP for a revised consideration to be determined in accordance with the formula provided in the supplemental agreement, tentative calculation being:-

(a) SGD15,383,527 (equivalent to approximately RM33.2 million); or

(b) SGD38,666,795 (equivalent to approximately RM83.5 million) in the event the Proposed Listing of AJ Auto is completed by 30 September 2001;

to be satisfied by LAP partly in cash and partly with the issuance of up to 154,667,181 new LAP shares at par value of SGD0.25 each together with up to 154,667,181 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million based on the exchange rate of RM1.00 : Rmb2.19) in ATE to AJ Group and adjustments contained therein.

2.50 Exchange of Assets Agreement dated 13 February 2001 between Johor Corporation ("JCorp"), Amsteel and AKR and Amsteel Mills Sdn Bhd ("Amsteel Mills") in which:

i. JCorp shall sell and transfer 218,010,000 ordinary shares of RM1.00 in Antara Steel Mills Sdn Bhd ("Antara Steel Mills") to Amsteel Mills for a consideration of RM108,230,000.00; and

ii. procure (a) Amsteel to transfer to JCorp 500,000 ordinary shares of RM1.00 in Lion Gateway Parade Sdn. Bhd. ("LGP") and assign to JCorp shareholders' advances owing by LGP to Amsteel; and (b) AKR to transfer to JCorp, 7,500,000 ordinary shares of RM1.00 each in Excellent Strategy Sdn Bhd ("ESSB").

2.51 Call Option Agreement dated 13 February 2001 between AKR and JCorp in which JCorp has been granted a call option to purchase 18,000,000 ordinary shares of RM1.00 each in ESSB.

2.52 Lease Agreement dated 13 February 2001 between Antara Steel Mills and Amsteel Mills pursuant to which Amsteel Mills has the full rights and liberty to operate Antara Steel Mills' steel plant located in Pasir Gudang, Johor for a period of 10 years in the event the exchange of Assets Agreement dated 13 February 2001 referred to in paragraph 2.50 above is terminated for any reason whatsoever.

2.53 Sale and Purchase Agreement dated 16 March 2001 between Amsteel and Sumurmuda Sdn Bhd ("Sumurmuda") and Norville Corporation Sdn. Bhd. ("Norville") for the acquisition by Amsteel of 245,000 ordinary shares of RM1.00 each representing 49% equity interest in LGP for a total cash consideration of RM20.37 million.

2.54 Sale and Purchase Agreement dated 16 March 2001 between AKR and HMI Balestier Hospital Pte Ltd for the sale of 9,000,000 ordinary shares of RM1.00 each representing 30% equity interest in ESSB for a total cash consideration of RM20.70 million.

2.55 Sale and Purchase Agreement dated 16 March 2001 between AKR and Unirio Corporation Sdn Bhd for the sale of 4,500,000 ordinary shares of RM1.00 each representing 15% equity interest in ESSB for a total cash consideration of RM10.35 million.

2.56 Sale and Purchase Agreement dated 16 March 2001 between AKR and Senipuri Emas Sdn Bhd for the sale of 4,500,000 ordinary shares of RM1.00 each representing 15% equity interest in ESSB for a total cash consideration of RM10.35 million.

2.57 Sale and Purchase Agreement dated 20 June 2001 between Amsteel and SCB Developments Berhad for the sale by Amsteel to SCB Developments Berhad of Amsteel's entire equity interest in Optima Jaya Sdn Bhd ("Optima Jaya") (comprising 150,000 ordinary shares of RM1.00 each) for a consideration of RM150,000 for the shares and payment by SCB Developments Berhad to Amsteel of the sum of RM113,850,000 comprising: (i) a cash payment of RM10,000,000 and (ii) the balance in SCB Shares at an agreed price of RM4.50 per share, in settlement of amount owing by Optima Jaya to Amsteel and in consideration of Amsteel assuming the debts of Optima Jaya.

2.58 Supplemental Conditional Agreement dated 10 July 2001 made between LLB, LCS and LEPL, supplemental to the agreement dated 13 December 2000, whereby the parties thereto had agreed to an extension of time for redemption of the 43,613,000 5-year cumulative preference shares of RM0.01 each in LCS ("RPS") held by LLB from 29 June 2001 until the earlier of the following dates ("Maturity Date"):-

(a) within 21 days from the date the new ordinary shares of SGD1.00 each in LEPL are listed and quoted on the Singapore Exchange Securities Trading Limited; and

(b) on 28 December 2002.

2.59 Supplemental Guarantee dated 10 July 2001 made between LLB and TSWC, supplemental to the guarantee agreement dated 2 August 1996 made between LLB and TSWC, whereby the parties thereto had agreed that TSWC shall guarantee the payment on the Maturity Date a sum of RM43,613,000.00 ("Redemption Sum") and a sum calculated on the Redemption Sum: (a) at the rate of 1.75% per annum above the base lending rate of Malayan Banking Berhad prevailing as at the date of redemption of the RPS ("Prescribed Rate") from 29 June 2001 until the Maturity Date less the aggregate of cumulative dividend declared and paid by LCS from 29 June 2001 until the Maturity Date; and (b) at the rate of 1% above the Prescribed Rate calculated from the expiry of the Maturity Date until the date of full payment of the Redemption Sum if LCS shall default in the payment of the Redemption Sum on the Maturity Date.

2.60 Put Option Agreement dated 7 September 2001 entered into between Norville and Amsteel, whereby Norville has granted Amsteel a put option to require Norville to purchase 183,750 ordinary shares of RM1.00 each representing 36.75% equity interest or any part thereof in the share capital of LGP from Amsteel, at a total cash consideration of RM15,280,000.

2.61 Put Option Agreement dated 7 September 2001 entered into between Sumurmuda and Amsteel, whereby Sumurmuda has granted Amsteel a put option to require Sumurmuda to purchase 61,250 ordinary shares of RM1.00 each representing 12.25% equity interest or any part thereof in the share capital of LGP from Amsteel, at a total cash consideration of RM5,090,000.

2.62 Conditional Share Sale Agreement dated 1 October 2001 between AMB and Suzuki Motor Corporation, Japan ("SMC") whereby AMB shall dispose of its 51% equity interest in Suzuki Assemblers Malaysia Sdn Bhd ("SAM") comprising 13,393,298 ordinary shares of RM1.00 each to SMC for a cash consideration of RM26,682,706.00.

2.63 Conditional Joint-Venture Agreement dated 1 October 2001 between AMB and SMC to regulate the parties' respective rights and obligations as shareholders of SAM and the management and business operation of SAM.

2.64 Conditional Share Sale Agreement dated 1 October 2001 between AMB and SMC whereby AMB shall dispose of its 51% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") comprising of 1,530,510 ordinary shares of RM1.00 each to SMC for a cash consideration of RM1,227,789.00.

2.65 Conditional JointVenture Agreement dated 1 October 2001 between AMB and SMC to regulate the parties' respective rights and obligations as shareholders of LSM and the management and business operation of LSM.

2.66 Second Supplemental Agreement dated 8 October 2001 between Amsteel, Umatrac and Konming of the one part and LCB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the disposal by Amsteel, Umatrac and Konming of a revised 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in LLB to LCB for a revised consideration of RM260,467,423 to be satisfied by an issue of RM227,834,077 LCB Bonds and an issue of RM32,633,346 in value of new LCB shares.

2.67 Second Supplemental Agreement dated 8 October 2001 between Vendors A of the one part and AMB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the disposal by Vendors A of a revised 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone to AMB for a revised consideration of RM150,055,564 to be satisfied by an issue of 143,147,530 in value of new AMB shares at a proposed issue price of RM1.00 per AMB share and the balance of RM6,908,034 to be set-off against inter-company balances owing by the LCB Group to the AMB Group.

2.68 Second Supplemental Agreement dated 8 October 2001 between Akurjaya of the one part and Limpahjaya of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the disposal by Akurjaya of 240,000,000 ordinary shares of RM1.00 each in Megasteel for a revised consideration of RM1,089,992,435 to be satisfied by an issue of RM953,429,867 LCB Bonds and RM136,562,568 in value of new LCB shares at an indicative price of RM1.00 per LCB share.

2.69 Second Supplemental Agreement dated 8 October 2001 between Avenel of the one part and LLB and Amsteel Mills of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between Avenel and LLB, to include the inclusion of Amsteel Mills as a co-purchaser and the disposal by Avenel of a revised 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim for a revised consideration of RM533,718,760 to be satisfied by netting off inter-company balances owing by Amsteel Group to LLB and Amsteel Mills.

2.70 Second Supplemental Agreement dated 8 October 2001 between Horizon Towers Sdn. Bhd. of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by Amsteel of 44,450,00 ordinary shares of RM1.00 each in Akurjaya for a revised consideration of RM423,897,731 to be satisfied by an issue of RM423,897,731 in value of new Amsteel shares.

2.71 Second Supplemental Agreement dated 8 October 2001 between Teck Bee Mining of the one part and Umatrac of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by Umatrac of 135,000 ordinary shares of RM1.00 each in Hiap Joo Chong for a revised consideration of RM1,915,000 to be satisfied by an issue of RM1,915,000 in value of new Amsteel shares.

2.72 First Supplemental Agreement dated 8 October 2001 between LCB of the one part and Umatrac of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties, to include the acquisition by Umatrac of 135,000 ordinary shares of RM1.00 each in Hiap Joo Chong for a revised consideration of RM1,915,000 to be satisfied by netting-off against inter-company balances owing by the LCB Group to the Amsteel Group.

2.73 Second Supplemental Agreement dated 8 October 2001 between AMB of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by Amsteel of 20,000,000 ordinary shares of RM1.00 each in Avenel for a revised consideration of RM65,294,088 which represents AMB's 20% share of Avenel's estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438 after restating Avenel's cost of investment in Posim based on a discounted cash flow valuation of the future cash flows of SFI, Posim's principal asset and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by the Amsteel Group to Posim), to be satisfied by the netting-off of existing inter-company indebtedness owing by the Amsteel Group to the AMB Group.

2.74 Second Supplemental Agreement dated 8 October 2001 between LLB of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by Amsteel of 25,000,000 ordinary shares of RM1.00 each in Avenel for a revised consideration of RM81,617,610 which represents LLB's 25% share of Avenel's estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438 after restating Avenel's cost of investment in Posim based on a discounted cash flow valuation of the future cash flows of SFI, Posim's principal asset and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by the Amsteel Group to Posim), to be satisfied by netting-off the existing inter-company indebtedness owing by the Amsteel Group to the LLB Group.

2.75 Second Supplemental Agreement dated 8 October 2001 between Vendors C of the one part and AMB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by AMB of 31,727,292 ordinary shares of RM1.00 each in Silverstone for a revised consideration of RM39,788,610 to be satisfied by an issue of 39,788,610 new AMB shares.

2.76 Third Supplemental Agreement dated 8 October 2001 between Vendors B of the one part and LLB and Amsteel Mills of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 12 December 2000) entered between the parties, to include Amsteel Mills as a co-purchaser and the disposal by Vendors B and the acquisition by LLB and Amsteel Mills of 207,209,445 ordinary shares of RM0.50 each in CPB for a revised consideration of RM201,501,369 to be satisfied by netting-off the existing balances owing by other company(ies) within the Lion Group to the LLB Scheme Companies or owing by the LLB Scheme Companies to other company(ies) within the Lion Group, which are proposed to be addressed under the proposed corporate restructuring exercise, proposed divestment programme and proposed debt restructuring exercise for the LLB Group.

2.77 First Supplemental Agreement dated 8 October 2001 between LLB of the one part and Akurjaya of the other part amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 entered between the parties, to include the disposal by LLB 100% equity interest in Lion Plaza Sdn. Bhd., for a revised consideration of RM35,661,000 to be satisfied by an issue of RM35,661,000 in value Amsteel Bonds.

2.78 Conditional Share Sale Agreement dated 8 October 2001 between Amsteel Mills of the one part and LLB of the other part for the disposal by Amsteel Mills to LLB of RM33,900,000 worth of ordinary shares of RM0.50 in CPB for a total consideration of RM33,900,000 to be satisfied by an issue of RM33,900,000 LLB Bonds.

2.79 Conditional Agreement dated 5 November 2001 between Lion Brewing Group Co Ltd ("LBG"), a 55% subsidiary of DEbier Sdn Bhd, which is in turn a wholly-owned subsidiary of CPB, of the one part and Consitrade, a wholly-owned subsidiary of CPB, of the other part, for the acquisition of 30% equity interest in Pingyang Lion Beer Co Ltd ("Pingyang") for a cash consideration of Rmb11,784,000 (equivalent to approximately RM5,395,110.34).

2.80 Conditional Agreement dated 5 November 2001 between LBG of the one part and Jinkeda Group Co Ltd of the other part, for the acquisition of 24.6% equity interest in Pingyang for a cash consideration of Rmb9,663,000 (equivalent to approximately RM4,424,045.42).

2.81 A Letter dated 20 November 2001 between AMBV, TSWC and LAP, whereby the consideration for the disposal by AMBV of 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE to LAP, was confirmed at SGD37,255,682 (equivalent to approximately to RM80.47 million) pursuant to the completion of the listing of AJ Auto by September 2001, to be satisfied by LAP partly in cash and partly with the issuance of up to 87,488,620 new LAP shares at par value of SGD0.25 each together with up to 87,488,620 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million based on the exchange rate of RM1.00:Rmb2.19) in ATE to AJ Group and adjustments contained therein.

3. MATERIAL LITIGATION

Save as disclosed below, Amsteel or any of its subsidiaries is not engaged in any material litigations, claims or arbitration (other than litigations, claims and arbitration arising from the ordinary course of business) either as plaintiff or defendant, which has a material effect on the financial position of Amsteel or its subsidiaries and the Board of Amsteel has no knowledge of any proceedings pending or threatened against Amsteel or its subsidiaries or of any facts likely to give rise to any proceedings which may materially and adversely affect the financial position of Amsteel or its subsidiaries as at the date of this Circular :

3.1 In Civil Suit No. K22-40-97 filed on 11 April 1997, Harapan Permai Sdn Bhd, a timber contractor sued SFI for RM184,456,769 for alleged wrongful termination of the Timber Sale Agreement dated 9 November 1992 ("the Agreement"). Under the Indemnity Contracts dated 29 May 1997 and 30 July 1997 ("Indemnity Contracts") Avenel has agreed to indemnify Posim in full against any damages awarded against SFI.

SFI is a 97.78%-owned subsidiary of Posim, a company listed on the KLSE. Posim is in turn a subsidiary of Avenel and Avenel is a 55%-owned subsidiary of Amsteel.

SFI has applied to strike out the suit on the ground that the Agreement is illegal under the Sabah Forest Enactment 1968 ("SFE"). The Court has not fixed a date for delivery of the ruling.

The Directors of SFI have been advised by their lawyers that SFI has a good defence to the claim.

3.2 In Civil Suit No. K22-55-97 filed on 6 May 1997, UNP Plywood Sdn Bhd ("UNP"), a timber contractor, sued SFI for RM128,874,435 for alleged wrongful termination of the Extraction and Purchasing Agreements dated 28 June 1993 and 13 August 1993 ("the Agreements") respectively which were entered into by SFI and UNP. SFI through its solicitors, Messrs Jayasuriya Kah & Co., terminated the Agreements on grounds that the Agreements and the arrangements between SFI and UNP amounted to an assignment of the Special Timber licence No. SK7/90 and such assignment contravenes s.24(6) of the Sabah Forest Enactment 1968 ("SFE"), thereby rendering the Agreements illegal. Under the Indemnity Contracts, Avenel has agreed to indemnify Posim in full against any damages awarded against SFI. At the hearing on 22 September 2000, UNP conceded that the Agreements are illegal insofar as they relate to extraction. The Court has adjourned the hearing on 13 November 2001, but no new hearing date has been fixed by the Court.

The Directors of SFI have been advised by their lawyers that SFI has a good defence to the claim.

3.3 In the Kuala Lumpur High Court Summons No. D2-22-102-99 filed on 13 January 1999, Bank of Tokyo-Mitsubishi (M) Bhd ("BTM") sued Amsteel for recovery of the sum of RM7,001,543.84, being the amount outstanding under a Revolving Credit Facility of RM10 million granted by BTM to Amsteel vide BTM's letter of offer dated 5 June 1997. The Senior Assistant Registrar ("SAR") had on 8 March 2000 dismissed BTM's application for summary judgement. BTM's appeal against the SAR's aforesaid decision is set down for hearing on 5 February 2002.

The Directors have been advised that Amsteel has a defence to the claim.

3.4 In the Kuala Lumpur High Court Summons No. D5-22-381-1999 filed on 11 February 1999, Bank of Tokyo-Mitsubishi (M) Ltd (Labuan Branch) ("BTML") sued Amsteel for recovery of the sum of USD4,034,663.27, being the amount outstanding under the Standby Letter of Credit Facility of RM15 million granted by BTML to Amsteel vide BTML's letter of offer dated 5 January 1994 ("the BTML Suit"). The Senior Assistant Registrar ("SAR") had on 19 October 2000 allowed BTML to enter summary judgement against Amsteel for the sum of USD4,034,663.27 (equivalent to RM15,331,720.42) together with commission charges but had disallowed BTML's claim for interests and costs.

BTML's claim for interest calculated on the sum of USD4,034,663.27 (equivalent to RM15,331,720.42) at the rate of 2.25% per annum above BTML's Costs of Funds from 3 December 1998 to the date of full settlement will proceed to full trial. The claim is set down for trail on 27 March 2002.

The Directors have been advised that Amsteel has a reasonable defence in respect of certain portions of the claim.

3.5 Amsteel together with Silverstone, AMB, LCB and LLB (collectively "Lion Group") have in Kuala Lumpur High Court Summons No. D7-22-2139-2000 filed on 17 November 2000, sued BTML for, inter-alia:

(a) an injunction to restrain BTML from filing a winding-up petition against Amsteel on the basis of the summary judgment obtained in the BTML Suit on 19 October 2000 ("Injunction Application"); and

(b) a declaration that the service of the Section 218 Notices on Amsteel under the threat of winding-up Amsteel was intended for collateral purposes to bring undue pressure on the Lion Group to bear, and calculated to interfere, harass and disrupt the management of the Lion Group, and any subsequent winding-up petitions filed thereto is an abuse of process.

BTML has applied to strike-out the Lion Group's Statement of Claim ("Striking-out Application").

The Court has directed that written submissions be made on both the Injunction Application and the Striking-out Application and has fixed 10 January 2002 to give decisions on both Applications.

The Directors have been advised that the Lion Group's application has a reasonable chance of success and the Lion Group has a reasonable chance of opposing the Striking-out Application successfully.

3.6 In the Kuala Lumpur High Court Summons No. D5-22-1719-1999 filed on 18 June 1999, Affin Merchant Bank Berhad (formerly, Perwira Affin Merchant Bank Berhad) ("Affin") has sued LLB for recovery of the sum of RM31,975,996.50, being the amount outstanding under the Revolving Credit Facility of RM30 Million granted by Affin to LLB vide Affin's letter of offer dated 27 August 1997. The Court has not fixed a hearing date for the matter.

The Directors have been advised that LLB has a defence to the claim.

3.7 In Kuala Lumpur High Court Summons No. D4-22-3325-1999 filed on 29 December 1999, Tafco Development Sdn Bhd and Haji Ariffin Bin Haji Ismail (collectively "the Plaintiffs") had commenced legal action against, inter-alia, Ambang Maju Sdn Bhd ("AMSB"), Avenel and several officers of Amsteel (collectively "the Defendants") for, inter-alia :

(a) a declaration that the third party legal charges created by AMSB over AMSB's lands measuring approximately 807.9 acres in area ("Lands") in favour of a lender ("Lender") as security for advances granted to a related corporation contravene the Companies Act, 1965 and hence, is null and void and of no legal effect;

(b) recovery of 30% of RM100 million on the basis that the Lands, once developed, would be worth more than RM100 million; and

(c) alternatively, an order compelling AMSB to purchase 30% of the Lands at market price.

The aforementioned Defendants have filed a conditional appearance and applied to the Court to strike out the writ of summons and statement of claim ("Striking Out Application").

The Plaintiffs have also applied for :

(a) interrogatories, which application has since been adjourned pending the outcome of the Striking Out Application;

(b) summary judgement and judgement by admission which applications have since been withdrawn as directed by the Court;

(c) an extension of time to file an affidavit in reply to the Defendant's affidavit for the Striking Out Application ("Extension Application"); and

(d) amendment of the writ and statement of claim ("Amendment Application").

The Court has ordered that the Amendment Application be heard first and thereafter the Court will fix hearing dates for the Striking Out Application and Extension Application. The Amendment Application has been part heard by the SAR, who has adjourned the matter to 23 January 2002 for continued hearing.

The Directors have been advised that AMSB and Avenel have a defence to the claim.

3.8 Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd (collectively referred to as "Takenaka Group") in the Kuala Lumpur High Court Civil Suit No. D6-22-2031-2000 and Itochu Corporation ("Itochu") in the Kuala Lumpur High Court Civil Suit no. D6-22-2030-2000, both filed on 31 October 2000, have sued Optima Jaya and Amsteel. Optima Jaya is a wholly-owned subsidiary of Amsteel.

By a construction agreement dated 23 May 1995 ("the Construction Agreement") Optima Jaya employed the Takenaka Group to build a hotel. In consideration of Itochu agreeing to issue guarantees to various financiers for purpose of financing the construction of the said hotel, Optima Jaya agreed to pay to Itochu a guarantee fee pursuant to a guarantee fee agreement dated 23 May 1995 ("the Guarantee Fee Agreement").

By a letter of comfort dated 23 May 1995 ("the Letter of Comfort"), Amsteel agreed, inter alia, to ensure that Optima Jaya performs its obligations under the Construction Agreement and the Guarantee Fee Agreement.

Takenaka Group, pursuant to the Construction Agreement and the Letter of Comfort, claims against Amsteel and Optima Jaya the sum of RM103,243,755 together with interest, opportunity losses and costs.

Itochu, pursuant to the Guarantee Fee Agreement and the Letter of Comfort, claims against the Amsteel and Optima Jaya the sum of RM2,183,225.13 together with interest and costs.

Amsteel and Optima Jaya have submitted applications to stay the Takenaka Group's proceedings in respect of Kuala Lumpur High Court Suit D6-22-2031-2000 ("the Stay Applications"). The SAR had on 6 July 2001 dismissed Amsteel's and Optima Jaya's Stay Applications. Amsteel and Optima Jaya have appealed to the High Court against the SAR's decision. The Court has fixed 8 March 2002 for the hearing of the appeal.

Applications for summary judgment have been filed:

(i) by Takenaka Group against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit D6-22-2031-2000 ("the Takenaka Group SJ Application"); and
(ii) by Itochu against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit D6-22-2030-2000 ("the Itochu SJ Application").

Amsteel and Optima Jaya have applied to the High Court for a stay in the summary judgment application pending hearing of Amsteel's and Optima Jaya's appeal to the High Court in respect of the SAR's dismissal of their Stay Applications ("Stay of Summary Judgment Applications").

The Takenaka Group SJ Application and the Stay of Summary Judgment Applications are fixed for hearing on 7 January 2002. In respect of the Itochu SJ Application, the SAR has fixed 5 December 2001 as the date for the giving of the Court's decision on the Itochu SJ Application.

The Directors have been advised that Optima Jaya and Amsteel have a reasonable chance of succeeding in the appeals against the SAR's decisions.

3.9 In the matter of an arbitration proceeding involving Atelier ADT International Consultants Ltd ("Atelier") and Lion Asia Investment Pte Ltd ("Lion Asia"), a subsidiary of Amsteel, Atelier claims against Lion Asia for alleged unpaid professional (engineering and architectural) fees and reimburseable expenses amounting to approximately RM7 million in respect of services provided in relation to eight properties/projects in China.

Lion Asia has counter-claimed against Atelier :

(i) for recovery of the sum of USD2,230,760.14, being payment made to Atelier pursuant to contracts, which are unenforceable and/or illegal because Atelier did not have the legal capacity (or requisite qualification under the laws of Malaysia) to enter into such contracts; or in the alternative,

(ii) for over-payment to Atelier in the sum of USD1,062,943.83.

Several questions of law arose in the arbitration proceedings and Lion Asia had in Kuala Lumpur High Court O.S. No. R-24-29-2001 referred those questions of law to the High Court. The High Court had on 17th July 2001, ordered the questions of law to be stated in a form of special case stated to the High Court for the High Court's decision. Atelier has appealed to the Court of Appeal against the High Court's order on, inter alia, the ground that both questions of law and fact should be decided by the arbitrator. No hearing date has been fixed in respect of the appeal.

The arbitrator will state his interim award in the form of a special case stated to the High Court after the parties have made their submissions on the facts to the Arbitrator. The Arbitrator has directed that Lion Asia provide to Atelier the proposed parameters of the facts to be found by the Arbitrator in an interim award on or before 26 November 2001 and that Atelier responded thereto by 20 December 2001.

Lion Asia has been advised that it has a reasonable chance of successfully defending Atelier's claim and that it has a reasonable chance of success in its own counter claim against Atelier.

3.10 Total Resources Sdn Bhd ("TR") has filed an action against Lion Ipoh Parade Sdn Bhd ("LIP") on 29th April 2000 vide Ipoh High Court Civil Suit No.22-107-200.

Prior to LIP's acquisition of the land held under PN 50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh ("the said Land"), TR had acquired the rights of way over two (2) strips of land through the said Land as access road to lands held under CT22851-22855 Lot nos. 2900N-2904N Daerah Kinta, Bandar Ipoh ("the adjoining lands") by way of registered leases. TR subsequently sold the adjoining lands to LIP. Accordingly LIP became the registered proprietor of both the said Land and the adjoining lands and constructed a building on the said Land. TR alleged that LIP had trespassed on the two (2) strips of land held by TR as registered lessee and claimed special damages in the sum of RM21,805,560.00. It is LIP's contention that TR's rights over the said Land were extinguished by operation of law as there had been a unity of title and possession by LIP of both the said Land and the adjoining lands.

LIP has on 21 November 2001 obtained leave of the Court to add, inter alia, the counterclaim for the cancellation of TR's two (2) said registered leases from the respective documents of title, by way of an Amended Statement of Defence and Counterclaim.

LIP has been advised that LIP has a good defence as TR had not suffered any actual damages.

4. CONSENT

SKYeoh & Partners, the solicitors acting for Amsteel in respect of this Circular, have given and have not subsequently withdrawn its written consent to the inclusion in this Circular of its name in the form and context in which it appears.

5. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection at the Registered Office of the Company during normal business hours from the date of this Circular up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of the Company;

(b) the Annual Report of the Company for each of the past two (2) financial years ended 30 June 2000 to 2001, and the latest unaudited results for the first financial quarter ended 30 September 2001 since the last audited results.

(c) the material contracts referred to in paragraph 2 above;

(d) the relevant cause papers in respect of the material litigations referred to in paragraph 3 above; and

(e) the consent from SKYeoh & Partners referred to in paragraph 4 above.

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 28 December 2001 at 11.30 am, for the purpose of considering and, if thought fit, passing the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

"That, subject always to the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE"), approval be and is hereby given to the Company and its subsidiaries to enter into the category of recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations and with those related parties as specified in paragraph 3.2 of the Circular dated 10 December 2001, subject further to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable than those generally available to the public and not to the detriment of the minority shareholders;

(ii) disclosure is made in accordance with paragraph 4.1.5 of PN 12/2001-A of the KLSE's Listing Requirements in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year and that such approval shall, unless revoked or varied by the Company in a general meeting, continue in force until the date that the next Annual General Meeting of the Company is held or the expiration of the period within which the next Annual General Meeting is required to be held pursuant to section 143(1) of the Companies Act, 1965 ("Act") (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Act), provided that such transactions are made on an arm's length basis and on normal commercial terms; and

(iii) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution."

By Order of the Board

MAK WAI CHIN
CHAN POH LAN
Secretaries

Kuala Lumpur
10 December 2001

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or if the appointor is a corporation, under its common seal.

2. An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

3. The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty -eight (48) hours before the time appointed for holding the Meeting.

AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

FORM OF PROXY

No. of Shares Held

I/We ....

of ....

being a member/members of AMSTEEL CORPORATION BERHAD, hereby appoint ....

....

of ....

or failing whom, ...

of ....

as my/our proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 28 December 2001 at 11.30 am or at any adjournment thereof.

	FOR	AGAINST
Ordinary Resolution: Proposed Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature		

(Please indicate with an "X" in the appropriate box on how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain as he/she thinks fit.)

As witness my/our hand this day of 2001

....

Signature of Member(s)/Seal of Shareholders

....

In the presence of:

Representation at Meeting

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appoin ting a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or if the appointor is a corporation under its common seal.

2. An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

3. The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time appointed for holding the Meeting.